04026762

MAY 3 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8) ☒

GENEVEST INC.
(Name of Subject Company)

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

PINETREE CAPITAL CORP.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

372273102
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
(212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 30, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) The following documents, which are attached hereto, are being distributed to the shareholders of Pinetree Capital Corp. and Genevest Inc.:

Document Number	Description
1.	Notices of Special Meetings and Joint Management Information Circular of Pinetree Capital Corp. and Genevest Inc.
2.	Form of Proxy of Pinetree Capital Corp.
3.	Supplemental Mailing List Form (annual financial statements) of Pinetree Capital Corp.
4.	Supplemental Mailing List Form (interim financial statements) of Pinetree Capital Corp.
5.	Form of Proxy of Genevest Inc.
6.	Supplemental Mailing List Form (annual financial statements) of Genevest Inc.
7.	Supplemental Mailing List Form (interim financial statements) of Genevest Inc.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Joint Management Information Circular of Pinetree Capital Corp. and Genevest Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), Pinetree Capital Corp. is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X. Pinetree Capital Corp. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

Document 1

Neither the Toronto Stock Exchange nor the TSX Venture Exchange has in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

PINETREE CAPITAL CORP.

and

GENEVEST INC.

NOTICES OF ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

April 20, 2004

April 20, 2004

Dear Shareholder:

On April 7 2004, we announced a proposal to merge Pinetree Capital Corp. and Genevest Inc. into a single company, which will continue to operate under the Pinetree name. Today, we are writing to you to provide further information about this plan and to give you more information about what the proposed merger will mean for the shareholders of both companies.

We believe that the merger makes a great deal of business sense. Both companies are very strong, with a combined investment fair value of over $100 million, and the investment portfolios of the two companies have sector, and in some cases specific investment, overlap. Combining the portfolios will greatly simplify their management. Finally, the costs of operating two public companies has increased significantly, due, in part, to the increased governance environment in place today.

The strategic benefits of the proposed merger are many, including: a larger capital pool which will enable the combined company to pursue a larger and wider range of investment opportunities, cost savings, and a possible reduction of the market price discount to the companies' net asset values, arising partly from the companies' intercompany holdings.

Earlier this month we announced that the two companies had each formed an Independent Committee of their respective boards of directors to consider the merits of the proposed transaction. These independent committees each engaged Dundee Securities Corporation to prepare an independent valuation of the two companies. Based on the information contained in that report, as well as other information, the two independent committees met and arrived at an exchange ratio of 2.2 Pinetree shares to be issued for each outstanding Genevest share. After the share exchange, Pinetree is planning to do a share consolidation, with one new Pinetree share being issued in exchange for 1.75 then existing Pinetree shares. After the share exchange and share consolidation, there will be 13,663,159 Pinetree shares outstanding and the combined company will have a net asset value per share (net of the cancellation of the respective intercompany holdings) of approximately $4.62 based on asset values as at December 31, 2003.

We are in an exciting period. Having recently come out of a very difficult investment environment, we are poised to create a large Canadian investment company which is able to capitalize on the many investment opportunities in a wide variety of sectors. We will continue to keep you informed as developments occur and we look forward to your continued support of a much larger, stronger company.

Sincerely,

Sheldon Inwentash
Chairman and CEO, Pinetree Capital Corp.
Chairman and CEO, Genevest Inc.

PINETREE CAPITAL CORP.
The Exchange Tower
130 King Street West, Suite 2810
P.O. Box 47
Toronto, Ontario M5X 1A9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Pinetree Meeting**") of shareholders ("**Pinetree Shareholders**") of Pinetree Capital Corp. ("**Pinetree**") will be held at Suite 2300, 200 King Street West, Toronto, Ontario on Thursday, May 27, 2004 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the audited consolidated financial statements of Pinetree for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration payable to the auditors;
4. to consider and, if thought fit, to approve, with or without variation, a special resolution (the "**Pinetree Merger Resolution**") approving the issue of common shares of Pinetree to shareholders of Genevest Inc. ("**Genevest**") in connection with the acquisition of Genevest by Pinetree (the "**Merger**") through an amalgamation (the "**Amalgamation**") of 981268 Alberta Ltd. ("**981268**"), a wholly-owned subsidiary of Pinetree, and Genevest on the terms and conditions contained in the amalgamation agreement to be entered into among Pinetree, Genevest and 981268 (the "**Amalgamation Agreement**"), all as more particularly described in the accompanying joint management information circular (the "**Circular**");
5. conditional upon approval of the Pinetree Merger Resolution, to consider and, if thought fit, to approve with or without variation, a special resolution (the "**Pinetree Consolidation and Name Change Resolution**") authorizing an amendment of the articles of Pinetree to: (i) consolidate the issued and outstanding common shares of Pinetree (the "**Existing Pinetree Common Shares**") on a one new for 1.75 old basis (the "**Consolidation**"), such that after giving effect to the Consolidation, shareholders will receive one post-consolidation common share of Pinetree (a "**Pinetree Post-Consolidation Common Share**") for each 1.75 Existing Pinetree Common Shares; and (ii) change the name of Pinetree to "Pinetree Capital Ltd.", all as more particularly described in the Circular;
6. conditional upon approval of the Pinetree Merger Resolution, to consider and, if thought fit, to approve with or without variation, a resolution (the "**Option Plan Resolution**"), effective upon the Amalgamation, to amend Pinetree's existing stock option plan (the "**Plan**"), so as to provide for the number of Existing Pinetree Common Shares issuable under the Plan (currently 2,000,000) to be set at 5,250,000 (or 3,000,000 Pinetree Post-Consolidation Common Shares), subject to regulatory acceptance, as more fully set forth in the Circular;
7. to consider, and if thought fit, to approve, with or without variation, a resolution (the "**Option Resolution**") amending the terms of certain options (the "**Pinetree Stock Options**") held by directors, officers and consultants of Pinetree, providing for the reduction of the exercise price of the Pinetree Stock Options (from a range of $1.20 to $3.62 per share) to $1.00 per Pinetree Common Share (prior to the Consolidation) and for the extension of the Pinetree Stock Options expiry date (currently ranging from March 23, 2004 to December 3, 2006) to June 10, 2008; and
8. to transact such further or other business as may properly come before the Pinetree Meeting and any adjournment thereof.

The details of the Merger, Consolidation and Name Change and proposed changes to the Plan and Pinetree Stock Options are described in Part 2 of the Circular (which details the special matters to be considered at the Pinetree Meeting). Implementation of the Merger, Consolidation and Name Change is conditional upon, among other things, satisfaction or waiver of all conditions precedent set forth in the Merger Agreement, including receipt of all required regulatory approvals. The Amalgamation Agreement will be substantially in the form attached as Schedule "C" to the Circular. The full text of the Pinetree Merger Resolution, the Pinetree Consolidation and Name Change Resolution, the Option Plan Resolution and the Option Resolution are attached as Schedules "A-1", "A-2", "A-3" and A-4, respectively, to the Circular.

The board of directors of Pinetree has fixed the close of business on April 16, 2004 as the record date for the purpose of determining Pinetree Shareholders entitled to receive notice of the Pinetree Meeting. The failure of any

Pinetree Shareholders to receive notice of the Pinetree Meeting does not deprive such Pinetree Shareholders of the right to vote at the Pinetree Meeting. Only Pinetree Shareholders of record at the close of business on April 16, 2004 are entitled to vote at the Pinetree Meeting unless Existing Pinetree Common Shares are transferred after April 16, 2004 and the transferee establishes that he or she owns such shares and demands not later than 10 days before the Pinetree Meeting that his or her name be included in the list of Pinetree Shareholders entitled to vote at the Pinetree Meeting.

Accompanying this Notice are a summary and the complete text of the Circular (which includes the full text of the resolutions set out in items 4, 5, 6 and 7 above), and a form of proxy. If you are a registered holder of Existing Pinetree Common Shares, whether or not you are able to attend the Pinetree Meeting in person, the form of proxy in respect of the Pinetree Meeting should be completed, signed, dated and returned at your earliest convenience in the envelope provided. To be effective, the proxy must be returned to Pinetree's transfer agent, Equity Transfer Services Inc., by mail or delivery to 120 Adelaide Street West, Suite 240, Richmond — Adelaide Centre, Toronto, Ontario, Canada, M5H 4C3 or by facsimile to (416) 361-0470 not later than 4:30 p.m. (Toronto time) on the second business day preceding the Pinetree Meeting, or, if the Pinetree Meeting is adjourned, not later than 4:30 p.m. (Toronto time) on the second business day preceding the time of such adjourned meeting. If you are able to attend the Pinetree Meeting, sending your proxy will not prevent you from voting in person.

If you are a non-registered holder of Pinetree Existing Common Shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

Dated at Toronto as of the 20th day of April, 2004.

By Order of the Board of Directors of
PINETREE CAPITAL CORP.

"L.M. Falzone"

L.M. Falzone
Vice President, Legal and Corporate Affairs and
Secretary

Pinetree Shareholders unable to attend the Pinetree Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

GENEVEST INC.
The Exchange Tower
130 King Street West, Suite 2810
P.O. Box 47
Toronto, Ontario M5X 1A9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Genevest Meeting**") of shareholders (the "**Genevest Shareholders**") of Genevest Inc. ("**Genevest**") will be held at Suite 2300, 200 King Street West, Toronto, Ontario on Wednesday, May 26, 2004 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1. To receive the audited consolidated financial statements of Genevest for the fiscal year ended December 31, 2003, together with the report of the auditors thereon;
2. To elect directors for the ensuing year;
3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration payable to the auditors;
4. To consider and, if thought fit, to approve, with or without variation, a special resolution (the "**Genevest Amalgamation Resolution**") authorizing the amalgamation (the "**Amalgamation**") of Genevest and 981268 Alberta Ltd. ("**981268**"), a wholly-owned subsidiary of Pinetree Capital Corp. ("**Pinetree**"), on the terms and conditions contained in the amalgamation agreement to be entered into among Pinetree, Genevest and 981268 (the "**Amalgamation Agreement**") and related agreements, all as more particularly described in the accompanying joint management information Circular (the "**Circular**"); and
5. To transact such further or other business as may properly come before the Genevest Meeting and any adjournment thereof.

The details of the Amalgamation are described in Part 2 of the Circular. Implementation of the Amalgamation is conditional upon, among other things, satisfaction or waiver of all conditions precedent set forth in the Merger Agreement, including receipt of all required regulatory approvals. The Amalgamation Agreement will be substantially in the form attached as Schedule "C" to the Circular. The full text of the Amalgamation Resolution is attached as Schedule "B" to the Circular.

TAKE NOTICE that pursuant to the *Business Corporations Act* (Alberta), holders of common shares of Genevest ("Genevest Common Shares") may, at any time at or prior to the Genevest Meeting, give Genevest a notice of dissent by registered mail addressed to Genevest at Suite 2810, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1A9, Attention: L.M. Falzone, with respect to the Genevest Amalgamation Resolution. As a result of giving a notice of dissent a Genevest Shareholder may require Genevest to purchase all of the Genevest Common Shares held by such Genevest Shareholder in respect of which the notice of dissent was given. This right is described in the Circular. Failure to comply with the dissent procedures described in the Circular may result in the loss of the Genevest Shareholder's right of dissent in respect of the Amalgamation.

The board of directors of Genevest has fixed the close of business on April 16, 2004 as the record date for the purpose of determining Genevest Shareholders entitled to receive notice of the Genevest Meeting. The failure of any Genevest Shareholders to receive notice of the Genevest Meeting does not deprive such Genevest Shareholders of the right to vote at the Genevest Meeting. Only Genevest Shareholders of record at the close of business on April 16, 2004 are entitled to vote at the Genevest Meeting unless Genevest Common Shares are transferred after April 16, 2004 and the transferee establishes that he or she owns such shares and demands not later than 10 days before the Genevest Meeting that his or her name be included in the list of Genevest Shareholders entitled to vote at the Genevest Meeting.

Accompanying this Notice are a summary and the complete text of, the Circular (which includes the full text of the resolutions set out in Item 4 above), and a form of proxy. If you are a registered holder of Genevest Common Shares, whether or not you are able to attend the Genevest Meeting in person, the form of proxy in respect of the Genevest Meeting should be completed, signed, dated and returned at your earliest convenience in the envelope provided. To be effective, the proxy must be returned to Genevest's transfer agent, Equity Transfer Services Inc., by mail or delivery to 120 Adelaide Street West, Suite 240, Richmond — Adelaide Centre, Toronto, Ontario, Canada, M5H 4C3 or by facsimile to (416) 361-0470 not later than 4:30 p.m. (Toronto time) on the second business day preceding the Genevest Meeting, or, if the Genevest Meeting is adjourned, not later than 4:30 p.m. (Toronto time) on the second business day preceding the time of such adjourned meeting. If you are able to attend the Genevest Meeting, sending your proxy will not prevent you from voting in person.

If you are a non-registered holder of Genevest Common Shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

Dated at Toronto as of the 20th day of April, 2004.

By Order of the Board of Directors of
GENEVEST INC.

"L.M. Falzone"

L.M. Falzone
Vice President, Legal and Corporate Affairs and
Secretary

Genevest Shareholders unable to attend the Genevest Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

TABLE OF CONTENTS

GLOSSARY OF TERMS

The following terms used in this information circular are intended to have the meanings set forth below:

"**981268**" means 981268 Alberta Ltd., a wholly-owned Subsidiary of Pinetree.

"**981268 Shares**" means the common shares in the capital of 981268.

"**ABCA**" means the *Business Corporations Act* (Alberta).

"**Amalco Common Shares**" means the common shares in the capital of the Amalgamated Corporation.

"**Amalgamated Corporation**" means the corporation to be constituted upon the amalgamation of Genevest and 981268.

"**Amalgamating Corporations**" means Genevest and 981268.

"**Amalgamation**" means the amalgamation between Genevest and 981268 creating the Amalgamated Corporation.

"**Amalgamation Agreement**" means the agreement setting out the terms and means of effecting the Amalgamation, to be substantially in the form set forth in Schedule"C" hereto.

"**Amalgamation Resolutions**" means, collectively, the Pinetree Merger Resolution and the Genevest Amalgamation Resolution.

"**Articles of Amalgamation**" means the articles of amalgamation in respect of the Amalgamation required by subsection 185 of the ABCA to be sent to the Director.

"**Business Day**" means a day which is not a Saturday, Sunday or a statutory holiday in the Province of Ontario or Alberta.

"**Canadian Resident**" means a resident of Canada for the purposes of the Tax Act.

"**CCRA**" means the Canada Customs and Revenue Agency.

"**Certificate of Amalgamation**" means the certificate of amalgamation to be issued under Section 185 of the ABCA by the Registrar in respect of the Amalgamation.

"**Circular**" means this management information circular and the notices of the Meetings attached hereto.

"**Consolidation**" means the proposed consolidation of the Existing Pinetree Common Shares on a one new for 1.75 old basis, such that after giving effect to the Consolidation, shareholders will receive one Pinetree Post-Consolidation Common Share for each 1.75 Existing Pinetree Common Shares.

"**Dundee**" means Dundee Securities Corporation, the independent valuator retained jointly by the Pinetree Independent Committee and the Genevest Independent Committee to prepare the Valuation Report.

"**Effective Date**" means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation.

"**Effective Time**" means 12:00 a.m. (Calgary time) on the Effective Date.

"**Exchange Ratio**" means 2.2:1, such that each Genevest Common Share (other than Genevest Common Shares held by 981268) is exchanged pursuant to the Amalgamation for 2.2 Existing Pinetree Common Shares.

"**Existing Pinetree Common Shares**" means the common shares in the capital of Pinetree as constituted on the date of this Circular.

"**Genevest**" means Genevest Inc.

"**Genevest Amalgamation Resolution**" means the special resolution of the shareholders of Genevest substantially in the form set forth in Schedule "B" hereto.

"**Genevest Board**" means the board of directors of Genevest.

"**Genevest Common Shares**" means the issued and outstanding common shares in the capital of Genevest as constituted on the date of this Circular.

"**Genevest Independent Committee**" means the special committee of the Genevest Board consisting of Dr. Kent Moore and Dr. Joseph Greenberg, each of whom is an independent director of Genevest, formed for the purpose of establishing the Exchange Ratio.

"**Genevest Meeting**" means the annual and special meeting of the Genevest Shareholders to be held on May 26, 2004 and all adjournments thereof.

"**Genevest Shareholder**" means a shareholder of Genevest.

"**Genevest Option Plan**" means the current stock option plan of Genevest approved by Genevest shareholders in 2000 and known as the "Genevest 2000 Stock Option Plan".

"**Genevest Stock Options**" means the options granted by Genevest to acquire Genevest Common Shares pursuant to the Genevest Option Plan.

"**Governmental Entity**" means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrage body, commission, board, bureau, agency, domestic or foreign; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Independent Committees**" means, collectively, the Pinetree Independent Committee and the Genevest Independent Committee.

"**Intermediary**" means an intermediary that a Non-Registered Shareholder may deal with, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed RRSPs, RRIFs, RESPs and similar plans.

"**Laws**" means all published laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the TSXV), and the term "applicable" with respect to those Laws and in the context that refers to one or more Persons, means that those Laws apply to that Person or Persons or its or their business, undertaking, property or securities.

"**Meetings**" means the Genevest Meeting and the Pinetree Meeting, collectively.

"**Merger**" means the acquisition of Genevest by Pinetree by means of the Amalgamation.

"**Merger Agreement**" means the merger agreement dated as of April 20, 2004 among Pinetree, 981268 and Genevest.

"**Name Change**" means the proposed change of Pinetree's name to "Pinetree Capital Ltd."

"**New Pinetree**" means Pinetree, as it will exist following the completion of the Merger, Consolidation and Name Change.

"**Non-Registered Shareholder**" means a holder of Genevest Common Shares or Existing Pinetree Common Shares who is a beneficial owner, and not a registered holder, of such shares.

"**Option Plan Resolution**" means the resolution of the Pinetree Shareholders substantially in the form set forth in Schedule "A-3" hereto.

"**Option Resolution**" means the resolution of the Pinetree Shareholders substantially in the form set forth in Schedule "A-4" hereto.

"**Person**" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the crown or any agency or instrumentality thereof.

"**Pinetree**" means Pinetree Capital Corp.

"**Pinetree Merger Resolution**" means the special resolution of the Pinetree Shareholders substantially in the form set forth in Schedule "A-1" hereto.

"**Pinetree Board**" means the board of directors of Pinetree.

"**Pinetree Consolidation and Name Change Resolution**" means the special resolution of the Pinetree Shareholders substantially in the form set forth in Schedule "A-2" hereto.

"**Pinetree Independent Committee**" means the special committee of the Pinetree Board consisting of Messrs. Ronald Perry, Steve Saviuk and Bruno Maruzzo, each of whom is an independent director of Pinetree, formed for the purpose of establishing the Exchange Ratio.

"**Pinetree Meeting**" means the annual and special meeting of the Pinetree Shareholders to be held on May 27, 2004 and all adjournments thereof.

"**Pinetree Option Plan**" means the stock option plan of Pinetree originally approved by Pinetree shareholders in 2000 and known as the "Pinetree 2000 Stock Option Plan", a copy of which is attached as Schedule "I" to this Circular.

"**Pinetree Post-Consolidation Common Shares**" means the common shares in the capital of Pinetree as constituted after completion of the Consolidation.

"**Pinetree Shareholder**" means a shareholder of Pinetree.

"**Pinetree Stock Options**" means the options granted by Pinetree from time to time to acquire Existing Pinetree Common Shares pursuant to the Pinetree Option Plan.

"**Policy Q-27**" means Policy Statement No. Q-27 — "Requirements for Minority Security Holders Protection in Certain Transactions" of l'Autorité des marchés financiers.

"**Record Date**" means April 16, 2004, the date fixed by the Pinetree Board and the Genevest Board as the date for the determination of Pinetree Shareholders and Genevest Shareholders entitled to attend and vote at the Pinetree Meeting and the Genevest Meeting, respectively.

"**Registrar**" means the Registrar of Corporations appointed under Section 263 of the ABCA.

"**Related Parties**" means, collectively, Mr. Sheldon Inwentash and his associates and affiliates (which includes Pinetree in its capacity as a Genevest Shareholder and Genevest in its capacity as a Pinetree Shareholder) and any other person that is a "related party" within the meaning ascribed to such term in Rule 61-501 and Policy Q-27.

"**Rule 61-501**" means Rule 61-501 — "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions" of the Ontario Securities Commission.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the *Securities Act* (Ontario), R.S.O. 1990, c. S.5 including the regulations and rules promulgated thereunder, both as amended from time to time.

"**Subsidiary**" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate.

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, C. 1 including the regulations promulgated thereunder, both as amended from time to time.

"**Transfer Agent**" means Equity Transfer Services Inc.

"**TSX**" means the Toronto Stock Exchange.

"**TSXV**" means the TSX Venture Exchange.

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

"**U.S. Shareholders**" means Genevest Shareholders within the United States.

"**Valuation Report**" means the valuation report dated April 12, 2004 of Dundee addressed to the Pinetree Independent Committee and the Genevest Independent Committee as to the fair market value, as at March 31, 2004, of the Existing Pinetree Common Shares and the Genevest Common Shares, a copy of which is attached to this Circular as Schedule "J".

NOTICE TO U.S. SHAREHOLDERS

The solicitation of proxies and the transactions contemplated by the Merger involve the securities of a Canadian company and are being effected in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. U.S. Shareholders should be aware that the requirements under such Canadian laws may differ from requirements under U.S. corporate and securities laws relating to U.S. companies. The consolidated financial statements and *pro forma* and historical financial information included in this Circular have been prepared in accordance with generally accepted accounting principles in Canada and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of U.S. companies.

Pinetree is a corporation existing under the laws of Ontario, Canada. Most of the officers and directors of Pinetree reside outside the United States and a substantial portion of Pinetree's assets are located outside the United States. As a result, it may be difficult or impossible for U.S. Shareholders to effect service of process within the United States upon Pinetree or its directors or officers or to realize against it upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against Pinetree or its directors or officers predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against Pinetree or its directors or officers predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

U.S. Shareholders should be aware that the Merger may have tax consequences to them that are not described in this Circular. U.S. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated by the Merger. For certain information regarding Canadian tax consequences of the Merger to U.S. Shareholders, please see "The Merger — Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada".

The shares of Pinetree to be issued to U.S. Shareholders pursuant to the Merger have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States in which U.S. Shareholders reside. For a discussion of regulatory issues relating to U.S. Shareholders, please see "The Merger — Resale of Existing Pinetree Common Shares Issued to Genevest Shareholders — U.S. Securities Law Matters".

The shares of Pinetree to be issued to U.S. Shareholders have not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Circular. Any representation to the contrary is a criminal offense.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Schedules, all of which are important and should be reviewed carefully.

Presentation of this Circular

This circular is comprised of three parts. Part 1 describes the procedures for attending, or appointing proxies to vote at the Meetings and the annual meeting matters to be considered at the Meetings. Part 2 gives details about the special matters to be considered at the Meetings, being the Merger, the Consolidation of the Existing Pinetree Common Shares, the Name Change, certain changes to the Pinetree Option Plan and changes to the terms of certain Pinetree Stock Options. Part 3 sets out detailed information concerning Pinetree, Genevest (including the management's discussion and analysis of Pinetree's and Genevest's financial condition and operating results for the years ended December 31, 2003 and 2002), 981268 and New Pinetree, that is, Pinetree as it will exist following the completion of the Merger.

Date, Place and Purpose of Meetings

Genevest has called a meeting of its shareholders to be held on May 26, 2004 at 4:30 p.m. (Toronto time) at Suite 2300, 200 King Street West, Toronto, Ontario to conduct Genevest's annual meeting business and to consider and, if thought fit, to approve the Genevest Amalgamation Resolution and to transact such other business as may properly come before the Genevest Meeting.

Pinetree has called a meeting of its shareholders to be held on May 27, 2004 at 4:30 p.m. (Toronto time) at Suite 2300, 200 King Street West, Toronto, Ontario to conduct Pinetree's annual meeting business and to consider and, if thought fit, to approve the Pinetree Merger Resolution, the Pinetree Consolidation and Name Change Resolution, the Option Plan Resolution and the Option Resolution, and to transact such other business as may properly come before the Pinetree Meeting.

Please see Part 1 of this Circular, "General Proxy Information and Annual Meeting Matters", for a description of annual meeting business and Part 2 of this Circular, "Special Matters", for details about the special matters to be considered at the Genevest Meeting and the Pinetree Meeting, being the Merger, the Consolidation of the Existing Pinetree Common Shares, the Name Change, certain changes to the Pinetree Option Plan and changes to the terms of certain Pinetree Stock Options. Part 3 of this Circular sets out detailed information concerning Pinetree, Genevest, 981268 and New Pinetree, that is, Pinetree as it will exist following the completion of the Merger and the Consolidation.

The Merger

Pinetree, 981268 (a wholly-owned Subsidiary of Pinetree) and Genevest have entered into the Merger Agreement whereby: (a) 981268 will amalgamate with Genevest; (b) Genevest Shareholders (other than 981268) will receive 2.2 Existing Pinetree Common Shares per Genevest Common Share; (c) the Genevest Common Shares held by 981268 will be cancelled; and (d) Pinetree will receive one million Amalco Shares in exchange for its shares of 981268. Prior to the Effective Date, it is expected that the Genevest Common Shares held by Pinetree will be transferred to 981268. A consolidation of the issued and outstanding shares of Pinetree on a one new for 1.75 old Existing Pinetree Common Shares basis will occur following the Merger. The Amalgamated Corporation will be a wholly-owned Subsidiary of Pinetree. Pinetree will carry on the combined businesses of Pinetree and Genevest and the Pinetree Post-Consolidation Common Shares will continue to be listed on the TSX.

Based on the Exchange Ratio but prior to the Consolidation, Pinetree will be required to issue 16,826,860 Existing Pinetree Common Shares in exchange for the outstanding Genevest Common Shares that it does not already own.

Based on the Exchange Ratio but prior to the Consolidation, and assuming (i) no further share issuances by either Pinetree or Genevest after April 20, 2004; (ii) completion of the Consolidation; and (iii) the cancellation of the Pinetree Post-Consolidation Common Shares held by Genevest and Genevest Common Shares held by 981268, following the completion of the Merger and the Consolidation, approximately 13,663,159 Pinetree Post-Consolidation

Common Shares will be issued and outstanding. Please see "Information regarding New Pinetree (Post Merger) — *Pro forma* Consolidated Capitalization".

The Merger Agreement sets forth certain representations, warranties and covenants of each of the parties thereto regarding their status, financial condition, assets and other matters, attaches the Amalgamation Agreement as a schedule and contemplates the Amalgamation on the terms described in this Circular. The obligations of Pinetree and Genevest to consummate the Merger are subject to the satisfaction or waiver, where permissible, of all conditions precedent set forth in the Merger Agreement, including receipt of all required regulatory approvals.

The Merger Agreement may be terminated by mutual agreement of the parties at any time prior to the Effective Date. Either Pinetree or Genevest may terminate the Merger Agreement prior to the Merger if it has not occurred by August 31, 2004. Please see "The Merger — The Merger Agreement".

Treatment of Stock Options

In connection with the Merger, each holder of Genevest Stock Options will be entitled to receive Pinetree Stock Options in exchange for his or her existing Genevest Stock Options, which options are to be cancelled without any reimbursement. The Pinetree Stock Options will be issued on substantially the same terms and conditions as the Genevest Stock Options except that: (i) the number of Existing Pinetree Common Shares that may be acquired by a holder of a Genevest Stock Option previously issued under the Genevest Option Plan will be equal to the number of Genevest Common Shares issuable under such Genevest Stock Options multiplied by the Exchange Ratio; and (ii) the exercise price of the Pinetree Stock Options received will be equal to the exercise price of such Genevest Stock Options divided by the Exchange Ratio. As of April 20, 2004, there are Genevest Stock Options to purchase 1,621,667 Genevest Common Shares outstanding and Pinetree Stock Options to purchase 1,020,668 Existing Pinetree Common Shares outstanding. Upon completion of the Merger (and before the Consolidation), options to purchase approximately 3,567,667 Existing Pinetree Common Shares will be issued pursuant to the Pinetree Option Plan in exchange for the cancellation of all of the Genevest Stock Options. After completion of the Merger, the outstanding Pinetree Stock Options will entitle the holders thereof to acquire approximately 4,588,335 Existing Pinetree Common Shares (or approximately 2,621,905 Pinetree Post-Consolidation Common Shares).

Please see "The Merger — Merger Transaction — Treatment of Stock Options".

Effective Time of Merger

The Merger will become effective after the requisite Genevest Shareholder, Pinetree Shareholder and regulatory approvals have been obtained and are final and all other conditions to the Merger have been satisfied or waived. It is expected that, assuming all approvals are obtained, the Merger will become effective on or about June 1, 2004. Please see "The Merger — Merger Transaction — Effective Time of Merger".

Letters of transmittal will be mailed to Genevest Shareholders promptly after the Effective Time. Please see "The Merger — Exchange of Genevest Common Share Certificates".

Reasons for the Merger

Both Genevest and Pinetree are involved in the business of identifying and funding emerging growth businesses with innovative proprietary products and providing these businesses with strategic financing. Genevest has focused primarily in the area of biomedical technology while Pinetree has focused on software, telecommunications, fibre optics and biomedical technology. Beginning in late 2002, both companies began to invest in mineral resources companies. Both companies believe that their combined financial and human resources and knowledge and experience will be valuable in identifying, financing and successfully nurturing innovative companies across a broad range of businesses. The Merger will also simplify the intercorporate structure of Pinetree and Genevest and will reduce the costs associated with the operation of two public companies. Please see "The Merger — Reasons for the Merger and Recommendation of the Boards of Directors".

Related Party Transaction

As a result of the holdings of the Related Parties in Pinetree and Genevest, each Related Party is a "related party" of Pinetree and/or Genevest as such term is defined in Rule 61-501 and Policy Q-27 and the Merger constitutes a "related party transaction" within the meaning of Rule 61-501 and Policy Q-27. Because of these relationships, the

Independent Committees were formed to consider the Merger. The Independent Committees jointly retained an independent valuator (Dundee) to prepare a formal valuation of the Existing Pinetree Common Shares and the Genevest Common Shares, a copy of which is attached as Schedule "J" to this Circular. In addition, in accordance with Rule 61-501 and Policy Q-27, the Merger will require minority approval by Pinetree Shareholders and Genevest Shareholders, being approval of Pinetree Shareholders and Genevest Shareholders other than the Related Parties, at the Pinetree Meeting and the Genevest Meeting, respectively. Please see "The Merger — Reasons for the Merger and Recommendation of the Boards of Directors".

Determination of Exchange Ratio

The Independent Committees have decided that the appropriate exchange ratio was 2.2 Existing Pinetree Common Shares for each Genevest Common Share. In determining the Exchange Ratio, the Independent Committees considered a number of factors including, primarily, the valuation conclusions of Dundee in the Valuation Report, as well as the fact that Genevest was larger and more diversified, had supported Pinetree in the past and the appropriateness of a premium for the Genevest Shareholders. The Independent Committees did not find it practicable to assign specific relative weights to the factors they considered in arriving at the Exchange Ratio.

Recommendation of the Boards of Directors

The Genevest Board has concluded that the Amalgamation is in the best interests of Genevest and unanimously approved the Amalgamation and recommends that Genevest Shareholders vote to approve the Genevest Amalgamation Resolution at the Genevest Meeting.

The Pinetree Board has concluded that each of the Merger, Consolidation and Name Change is in the best interests of Pinetree and unanimously approved the Merger, Consolidation and Name Change, as well as the amendments to the Pinetree Option Plan and to the terms of the Pinetree Stock Options, and recommends that Pinetree Shareholders vote to approve each of such matters at the Pinetree Meeting.

The Genevest Board and the Pinetree Board make their respective recommendations based on:

1. the terms of the Merger Agreement described under "The Merger Agreement";
2. the assessment of the business, assets, financial condition, results of operations and future prospects for each of Genevest and Pinetree;
3. the current economic, industry and market conditions affecting Genevest and Pinetree;
4. the level of shareholder approval required to authorize the Merger being not less than: (i) 66⅔% of the votes cast in respect of the Genevest Amalgamation Resolution at the Genevest Meeting; (ii) a majority of the votes cast in respect of the Pinetree Merger Resolution at the Pinetree Meeting; and (iii) a majority of the votes cast in respect of the applicable resolution being considered at each Meeting (excluding votes cast by the Related Parties);
5. the ability of certain Canadian Resident holders of Genevest Common Shares who hold their Genevest Common Shares as capital property to exchange their Genevest Common Shares for Pinetree Post-Consolidation Common Shares on a tax-deferred basis under the Tax Act;
6. the right of Genevest Shareholders who oppose the Amalgamation to dissent and receive from the Amalgamated Corporation the fair value for their Genevest Common Shares upon compliance with certain conditions;
7. the efficiencies and cost savings available because: (i) the businesses of Genevest and Pinetree are similar as both companies seek to identify and fund emerging growth businesses with innovative proprietary products and provide these businesses with strategic financing; and (ii) the companies share the same management and office space;
8. Pinetree having an approximate 19.7% equity interest in Genevest and Genevest having an approximate 17.5% equity interest in Pinetree and the benefits to be derived from removing the intercompany holdings; and
9. the belief that the combined financial and human resources, knowledge and experience of Genevest and Pinetree will be advantageous in identifying, financing and successfully nurturing innovative companies across a broad range of businesses.

Please see "The Merger — Reasons for the Merger and Recommendation of the Boards of Directors".

Valuation Report Conclusions

Based upon and subject to the analyses, assumptions and other matters set out in the Valuation Report, Dundee is of the opinion that, as at March 31, 2004, the fair market value of the Existing Pinetree Common Shares was between $2.14 and $2.71 per common share and the fair market value of the Genevest Common Shares was between $4.88 and $5.08 per common share. Please see "The Merger — Valuation Report".

The summary of the Valuation Report set out herein is qualified in its entirety by reference to the full text of the Valuation Report. Pinetree Shareholders and Genevest Shareholders are urged to read the Valuation Report carefully and in its entirety.

Votes Required

The Genevest Amalgamation Resolution must be approved by the affirmative vote of not less than (i) 66⅔% of the votes cast in respect thereof (in order to comply with applicable corporate laws); and (ii) a majority of the votes cast in respect thereof (excluding votes cast by the Related Parties) (in order to comply with applicable securities laws) at the Genevest Meeting. The Pinetree Merger Resolution must be approved by the affirmative vote of not less than (i) a majority of the votes cast in respect thereof; and (ii) a majority of the votes cast in respect thereof (excluding votes cast by the Related Parties) at the Pinetree Meeting. Please see "The Merger — Approval Required".

The Pinetree Consolidation and Name Change Resolution must be approved by the affirmative vote of not less than 66⅔% of the votes cast in respect thereof at the Pinetree Meeting. Please see "Consolidation and Name Change — Approval Required".

The Option Plan Resolution must be approved by a majority of the votes cast in respect thereof at the Pinetree Meeting (excluding votes cast by interested shareholders). Please see "Pinetree Option Plan — Approval Required".

The Option Resolution must be approved by a majority of the votes cast in respect thereof at the Pinetree Meeting (excluding votes cast by interested shareholders). Please see "Amendments to Certain Options — Approval Required".

Accounting Matters

The Merger will be accounted for as a reverse takeover of Pinetree by Genevest in accordance with Canadian generally accepted accounting principles, since Genevest Shareholders will hold approximately 70.4% of the outstanding Pinetree Post-Consolidation Common Shares after completion of the transaction. Please see "The Merger — Accounting Matters".

Certain Canadian Federal Income Tax Considerations

Genevest Shareholders should read carefully the information under "The Merger — Certain Canadian Federal Income Tax Considerations" which qualifies the information set forth below, and should consult their tax advisors. No advance income tax rulings have been sought or obtained with respect to any of the transactions described herein.

A Canadian Resident who holds Genevest Common Shares as capital property, and who retains the Pinetree Post-Consolidation Common Shares received pursuant to the Merger, will not generally realize a deemed dividend or a capital gain (or capital loss) at the time of the Merger.

A Genevest Shareholder who is not a Canadian Resident will not generally be subject to tax under the Tax Act in respect of the Merger, or the exchange of Genevest Common Shares into Pinetree Post-Consolidation Common Shares. Please see "The Merger — Certain Canadian Federal Income Tax Considerations".

Rights of Dissenting Shareholders

Registered Genevest Shareholders have the right to dissent and be paid the fair value of their Genevest Common Shares upon compliance with Section 191 of the ABCA, a copy of which is attached as Schedule "D" to this Circular. However, if holders of more than 2% of the Genevest Common Shares dissent, Pinetree may elect not to proceed with the Merger, and terminate the Merger Agreement. Please see "The Merger — Dissent Rights".

The Consolidation and Name Change

Following the Amalgamation, Pinetree is proposing to complete the Consolidation in order to reduce the number of common shares that will trade following the Merger and to provide for a more efficient market. The Name Change is proposed in order to avoid confusion following the completion of the Consolidation.

Option Plan Resolution

The Pinetree Option Plan currently permits the grant of Pinetree Stock Options to purchase up to 2,000,000 Existing Pinetree Common Shares. Management is seeking to increase the number of Existing Pinetree Common Shares issuable under the Pinetree Option Plan by 3,250,000 (to 5,250,000) in order to permit the issue of additional Pinetree Stock Options in connection with the Merger and thereafter.

The Pinetree Board has issued Pinetree Stock Options to purchase up to 1,437,500 Existing Pinetree Common Shares under the Pinetree Stock Option Plan of which Pinetree Stock Options to purchase 516,832 Existing Pinetree Common Shares have been surrendered or have expired unexercised, leaving Pinetree Stock Options to purchase up to 1,079,332 Existing Pinetree Common Shares available for granting. There are currently outstanding Pinetree Stock Options to purchase up to 1,020,668 Existing Pinetree Common Shares. In the event the Merger proceeds, the number of Pinetree Stock Options outstanding under the Pinetree Option Plan will be approximately 4,588,335 (or 2,621,906 Pinetree Stock Options after the Consolidation) while there will be approximately 23,910,529 issued and outstanding Existing Pinetree Common Shares (or approximately 13,663,159 Pinetree Post-Consolidation Common Shares). Management is seeking to set the number of Existing Pinetree Common Shares issuable upon exercise of Pinetree Stock Options granted under the Pinetree Option Plan at 5,250,000 (or 3,000,000 Pinetree Post-Consolidation Shares) representing approximately 22% of the issued and outstanding Existing Pinetree Common Shares after completion of the Merger.

Option Resolution

During the 2003 fiscal year, management of Pinetree and the Pinetree Board determined that it was in Pinetree's interests to demonstrate Pinetree's appreciation for the efforts of, and to provide incentive to, Pinetree's directors, officers and consultants by amending the terms of certain options held by Pinetree's directors, officers and consultants, by decreasing the exercise prices of such options to $1.00 per Existing Pinetree Common Share and extending the expiry date of such options to June 10, 2008.

Stock Exchange Listings

The Existing Pinetree Common Shares are listed for trading on the TSX under the trading symbol "PNP".

The Genevest Common Shares are listed for trading on the TSXV under the trading symbol "GNV".

The Merger, Consolidation and Name Change will only be effected if the Pinetree Post-Consolidation Common Shares will continue trading on the TSX following the completion of the Merger.

Fractional Shares

No certificates for fractional shares will be issued. Where the number of shares held by a shareholder is not a whole number, the number of shares issued to such shareholder will be rounded down to the nearest whole number without any compensation therefor.

Dividend Policies

Neither Pinetree nor Genevest has paid any dividends since the commencement of their current business operations. Please see "Information Regarding Pinetree — Dividend Policy" and "Information Regarding Genevest — Dividend Policy".

The payment of dividends after completion of the Merger will depend upon the consolidated financial condition, capital requirements and earnings of Pinetree, as well as other factors that its board of directors may consider relevant. Please see "Information Regarding New Pinetree (Post Merger) — Dividend Policy".

Risk Factors

There are a number of risk factors that should be considered by the Genevest Shareholders and Pinetree Shareholders in evaluating whether to vote in favour of the Merger. Some of these factors relate directly to the Merger, while others relate to the businesses of Pinetree and Genevest independent of the Merger. Please see "Information Regarding Pinetree — Risk Factors" and "Information Regarding Genevest — Risk Factors".

Interest of Management and Others in Material Transactions

Certain individuals are officers and/or directors of both Genevest and Pinetree. The management and the directors of both Genevest and Pinetree also have interests in certain companies in which Genevest and Pinetree, respectively, have invested. Please see "Information Regarding Pinetree — Interest of Management and Others in Material Transactions" and "Information Regarding Genevest — Interest of Management and Others in Material Transactions."

Financial Statements

The audited consolidated financial statements of Genevest as at and for the years ended December 31, 2003 (with December 31, 2002 comparatives) and 2002 (with December 31, 2001 comparatives) are attached as Schedule "E" to this Circular.

The audited consolidated financial statements of Pinetree as at and for the years ended December 31, 2003 (with December 31, 2002 comparatives) and 2002 (with December 31, 2001 comparatives) are attached as Schedule "F" to this Circular.

The unaudited financial statements of 981268 as at and for the year ended December 31, 2003 are attached as Schedule "G" to this Circular.

The unaudited *pro forma* consolidated financial statements of New Pinetree (assuming the completion of the Merger and Consolidation) as at and for the year ended December 31, 2003, consisting of a *pro forma* consolidated statement of operations and a *pro forma* balance sheet are attached as Schedule "H" to this Circular.

GENEVEST INC. AND PINETREE CAPITAL CORP.

JOINT CIRCULAR

This Circular is comprised of three parts. Part 1 describes the procedures for attending, or appointing proxies to vote at the Meetings and the annual meeting matters to be considered at the Meetings. Part 2 gives details about the special matters to be considered at the Meetings, being the Merger, the Consolidation of the Existing Pinetree Common Shares, the Name Change, certain changes to the Pinetree Option Plan and changes to the terms of certain Pinetree Stock Options. Part 3 sets out detailed information concerning Pinetree, Genevest, (including the management's discussion and analysis of Pinetree's and Genevest's financial condition and operating results for the years ended December 31, 2003 and 2002) 981268 and New Pinetree, that is, Pinetree as it will exist following the completion of the Merger.

PART 1: GENERAL PROXY INFORMATION AND ANNUAL MEETING MATTERS

Introduction

This Circular is furnished to the shareholders of each of Genevest and Pinetree in connection with the solicitation of proxies by the directors and management of each of Genevest and Pinetree to be used at the Genevest Meeting and the Pinetree Meeting, as applicable (the "**Applicable Meeting**"), for the purposes set forth in the accompanying notices of the applicable Meetings. The costs of solicitation will be borne by Genevest and Pinetree, as applicable. The soliciting companies will reimburse banks, brokerage firms and other custodians, nominees, fiduciaries and intermediaries for their reasonable expenses incurred in sending proxy materials to beneficial owners of Genevest Common Shares and Existing Pinetree Common Shares and requesting authority to execute proxies.

Forward-Looking Statements

This Circular, together with the attached schedules, contains forward-looking statements within the meaning of certain applicable securities laws. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify these forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Circular that address activities, events or developments that Genevest or Pinetree expect or anticipate will or may occur in the future, including such things as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth of the business and operations, synergies, savings and benefits anticipated to be realized from the proposed acquisition of Genevest by Pinetree, plans and references to the future results of Genevest or Pinetree are forward-looking statements, including, without limitation, those statements contained under the heading "The Merger — Reasons for Merger" in this Circular. These forward-looking statements include significant risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, many of which are beyond the control of Genevest or Pinetree. These factors include, but are not limited to, those set forth in this Circular under the headings "Information Regarding Pinetree — Risk Factors" and "Information Regarding Genevest — Risk Factors".

Readers are cautioned not to place undue reliance on forward-looking statements contained in this Circular, which reflect the judgements and opinions of management of Genevest or Pinetree only as of the date of this Circular. There can be no assurance that the actual results or developments anticipated by Genevest or Pinetree will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Genevest or Pinetree and the entities in which it has or will have equity investments or any of the business or operations of those entities. Neither Genevest nor Pinetree undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events.

Unless otherwise noted, all references to currency in this Circular are to Canadian dollars.

GENERAL VOTING AND PROXY INFORMATION

Pinetree has made a list of all persons who are registered holders of Existing Pinetree Common Shares and Genevest has made a list of all persons who are registered holders of Genevest Common Shares as of the close of business on the Record Date, and the number of Existing Pinetree Common Shares and Genevest Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Pinetree Common Share or each Genevest Common Share, as applicable, registered in his or her name as it appears on the list except to the extent that such shareholder has transferred any of his or her shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Applicable Meeting, that his or her name be included in the list. In such a case the transferee is entitled to vote his or her Existing Pinetree Common Shares or Genevest Common Shares, as applicable, at the Applicable Meeting.

Appointment of Proxies

Management of each of Genevest and Pinetree is furnishing this Circular to their respective shareholders in connection with the solicitation of proxies for the Meetings.

The persons named in the form of proxy for the Applicable Meeting are nominees of management of Genevest or Pinetree, as applicable. **Shareholders desiring to appoint some other individual (who need not be a shareholder) to represent them at the Applicable Meeting may do so by inserting in the blank space provided in the applicable form of proxy the name of the individual they wish to appoint, striking out the names of the other nominees, and mailing the completed form of proxy to the Transfer Agent.** In the event of the appointment of such individual as nominee, the instrument of proxy will be voted in accordance with instructions given to such nominee by the shareholder.

Revocation of Proxies

In addition to revocation by any other manner permitted by Law, a shareholder giving a proxy has the power to revoke it at any time before it is exercised. A proxy may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized, and deposited at the offices of the Transfer Agent, at any time up to and including the last Business Day preceding the day of the Applicable Meeting, or any adjournment or adjournments thereof, at which the proxy is to be used or with the Chairman of the Applicable Meeting on the day of the Applicable Meeting, or any adjournment or adjournments thereof.

Voting of Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the respective accompanying notices, and with respect to other matters which may properly come before the Meetings. At the date of this Circular, management of Genevest and Pinetree know of no such amendments, variations or other matters to come before their respective Meeting other than the matters referred to in the applicable notice. However, if other matters, which are not now known to management should properly come before a Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

To be effective, proxies must be received before the Applicable Meeting or any adjournment thereof, by the Transfer Agent, by mail or delivery to 120 Adelaide Street West, Suite 240, Richmond-Adelaide Centre, Toronto, Ontario, Canada M5H 4C3 or by facsimile to (416) 361-0470, not later than 4:30 p.m. (Toronto time) on the second Business Day preceding the Applicable Meeting, or, if the Applicable Meeting is adjourned, not later than 4:30 p.m. (Toronto time) on the second Business Day preceding the time of such adjourned Meeting.

Non-Registered Holders

Only registered holders of Genevest Common Shares or Existing Pinetree Common Share or the persons they appoint as their proxies are permitted to vote at the Applicable Meeting. However, in many cases such shares beneficially owned by an applicable Non-Registered Holder are registered either: (i) in the name of an Intermediary with whom the Non-Registered Holder deals in respect of the Genevest Common Shares or Existing Pinetree Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant).

In accordance with the requirements of National Instrument 54-101, Genevest and Pinetree will distribute copies of their respective notice of Meeting, their respective form of proxy and this Circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are then required to forward the materials to the appropriate Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "**Voting Instructions Form**") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives the Voting Instructions Form wish to vote at the Applicable Meeting in person (or have another individual attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

Interest of Management and Others in Material Transactions

Certain individuals are officers and/or directors of both Genevest and Pinetree. The management and the directors of both Genevest and Pinetree also have interests in certain companies in which Genevest and Pinetree, respectively, have invested. Please see "Interest of Pinetree Insiders in Material Transactions", "Interest of Genevest Insiders in Material Transactions" and "The Merger — Reasons for the Merger and Recommendation of the Boards of Directors".

Pinetree Voting Shares

As of the Record Date, the authorized share capital of Pinetree consisted of an unlimited number of Existing Pinetree Common Shares, of which 8,583,669 were issued and outstanding. Each Existing Pinetree Common Share entitles the holder to one vote on each matter voted on a poll at the Pinetree Meeting.

Genevest Voting Shares

As of the Record Date, the authorized capital of Genevest consisted of an unlimited number of Genevest Common Shares, of which 9,523,376 were issued and outstanding. Each Genevest Common Share entitles the holder to one vote on each matter voted on a poll at the Genevest Meeting.

PRINCIPAL HOLDERS OF PINETREE VOTING SECURITIES

To the knowledge of the directors and senior officers of Pinetree, the following are the only Persons who, as of the Record Date, beneficially owned, directly or indirectly, or exercised control or direction over, Existing Pinetree Common Shares carrying more than 10% of the voting rights entitled to be voted at the Pinetree Meeting.

Name	Number of Common Shares Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Sheldon Inwentash(1)	1,379,533	16.1%
Genevest Inc	1,500,000	17.5%
Lynn Factor(2)	1,144,866	13.3%

(1) Sheldon Inwentash is the Chairman, Chief Executive Officer and a director of Pinetree and Genevest and holds an approximate 7.7% equity interest in Genevest. Lynn Factor is Mr. Inwentash's spouse. The holdings of Genevest and Ms. Factor are not included in the number of shares set out opposite Mr. Inwentash's name above.

(2) Lynn Factor is the spouse of Sheldon Inwentash. The holdings of Mr. Inwentash are not included in the number of shares set out opposite Ms. Factor's name above.

PRINCIPAL HOLDERS OF GENEVEST VOTING SECURITIES

To the knowledge of the directors and senior officers of Genevest, the following are the only Persons who, as of the Record Date, beneficially owned, directly or indirectly, or exercised control or direction over, Genevest Common Shares carrying more than 10% of the voting rights entitled to be voted at the Meeting.

Name	Number of Common Shares Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Pinetree Capital Corp	1,874,803(1)	19.7%
Lynn Factor(2)	1,582,850	16.6%
Sheldon Inwentash(3)	737,324	7.7%

(1) Prior to the Amalgamation, these Genevest Common Shares will be transferred to 981268.

(2) 758,260 Genevest Common Shares are held by a company associated with Ms. Factor. Sheldon Inwentash is the spouse of Ms. Factor. The holdings of the associated company and Sheldon Inwentash are not included in the number of Genevest Common Shares set out opposite Ms. Factor's name above.

(3) Sheldon Inwentash is the Chairman, Chief Executive Officer and a director of Genevest and Pinetree and holds a 16.1% equity interest in Pinetree. Another 758,260 Genevest Common Shares are held by a company associated with Mr. Inwentash. Lynn Factor is Mr. Inwentash's spouse. The holdings of Pinetree, the associated company and Ms. Factor are not included in the number of shares set out opposite Mr. Inwentash's name above.

ANNUAL PINETREE MEETING MATTERS

Set out below is a description of the annual matters to be considered at the Pinetree Meeting (being items 1 through 3 in the notice of the Pinetree Meeting accompanying this Circular). The special matters to be considered at the Pinetree Meeting are described in Part 2 of this Circular.

Financial Statements

The audited consolidated financial statements of Pinetree for the year ended December 31, 2003 and the auditors' report thereon will be presented at the Pinetree Meeting.

Election of Directors

The Pinetree Board is authorized to fix the number of directors (within a minimum of three and a maximum of seven directors) to be elected at a meeting of shareholders. The Pinetree Board presently consists of four directors. At the Pinetree Meeting, shareholders will be asked to elect the seven directors proposed by management of Pinetree (the "**Pinetree Nominees**") whose names are set forth below. Unless such authority is withheld, the individuals named in the enclosed form of proxy intend to vote for the election of the Pinetree Nominees as directors of Pinetree. Pinetree management does not contemplate that any of the Pinetree Nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting or until his or her successor is duly elected, unless his or her office is earlier vacated in accordance with the by-laws of Pinetree. The following table sets forth the names of and certain information concerning the Pinetree Nominees. The information as to shares beneficially owned has been furnished by the respective Pinetree Nominees.

Name and Municipality of Residence	Positions with Corporation	Principal Occupation or Employment[1]	Director Since	Number of Shares Beneficially Owned or over which Control is Exercised
Sheldon Inwentash, C.A. Toronto, Ontario	Chairman and CEO and a Director	Chief Executive Officer of Pinetree and Genevest	1992	1,379,533[4]
Lynn Factor	N/A	Independent business woman; Group Leader, Child Victim Witness Co-ordinator for the Toronto Child Abuse Center.	N/A	1,144,866[5]
Dr. H. Joseph Greenberg Toronto, Ontario	N/A	Medical Doctor in private practice in Toronto	N/A	100,000[6]
Bruno C. Maruzzo,[2][3] M.B.A., M.A.Sc., B.A.Sc., PEO Toronto, Ontario	Director	Principal of Technoventure Inc., a Toronto based business consulting company	2003	5,000
Dr. Kent Moore Toronto, Ontario	N/A	Professor with the Department of Physics, University of Toronto	N/A	1,000
Ronald S. Perry, C.A.[2][3] Hudson, Quebec	Director	Principal of Briolijor Corporation, a Montreal based business consulting company	2003	Nil
Steve Saviuk, C.A.[2][3] Beaconsfield, Quebec	Director	Chief Executive Officer of Manitex Capital Inc., a Montreal based investment company	2000	Nil[7]

(1) Each of the Pinetree Nominees has held his or her principal occupation, as described above, for more than five years.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Genevest holds 1,500,000 Existing Pinetree Common Shares. Sheldon Inwentash is the Chairman, CEO and a director of Genevest and holds an approximate 7.7% equity interest in Genevest. Lynn Factor, the spouse of Mr. Inwentash, holds 1,144,866 Existing Pinetree Common Shares. The holdings of Genevest and Ms. Factor are not included in the number of shares set out opposite Mr. Inwentash's name above.

(5) Lynn Factor is the spouse of Sheldon Inwentash. The holdings of Mr. Inwentash are not included in the number of shares set out opposite Ms. Factor's name above.

(6) Associates of Dr. Greenberg hold 73,000 Existing Pinetree Common Shares.

(7) Associates of Mr. Saviuk hold 115,000 Existing Pinetree Common Shares.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in the election of directors.

If the Merger is completed, the directors of Pinetree elected at the Pinetree Meeting will continue to hold the same positions with New Pinetree (Post Merger). Please see "Information Regarding New Pinetree (Post Merger) — Directors and Officers."

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of Pinetree to hold office until the next annual meeting of shareholders and to authorize the directors of Pinetree to fix the auditors' remuneration.

Ernst & Young LLP were first appointed as auditors of Pinetree on July 12, 2000. Ernst & Young LLP are also the auditors of Genevest. For the financial year ended December 31, 2003, Pinetree paid Ernst & Young LLP $48,915 (including GST) for audit services it provided to Pinetree and $7,126 (including GST) for non-audit services.

It is not anticipated that any change of auditors would be made following completion of the Merger. Please see "Information Regarding New Pinetree (Post Merger) — Auditors".

Other Matters

Except for the special matters described in Part 2 of this Circular, management of Pinetree knows of no other matters to come before the Pinetree Meeting. However, if other matters which are not now known to management of Pinetree should properly come before the Pinetree Meeting, the proxy will be voted on such matters in accordance with the best judgement of the individual voting the proxy.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF PINETREE

The following table sets forth the compensation paid to Pinetree's Chief Executive Officer and Chief Financial Officer (being the only executive officers of Pinetree earning at least $100,000 annually) (the "**Named Executive Officers**") for services rendered during the three most recently completed fiscal years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/SARs Granted (#)**	**All Other Compensation ($)**
Sheldon Inwentash (CEO)	2003	250,000(1)	Nil	Nil	Nil	31,472(3)
	2002	250,000(1)	Nil	Nil	Nil	32,822(3)
	2001	250,000(1)	Nil	Nil	190,000(2)	46,322(3)
Larry Goldberg (Executive VP & CFO)	2003	140,000	Nil	Nil	Nil	Nil
	2002	140,000	Nil	Nil	Nil	Nil
	2001	140,000	Nil	Nil	Nil	Nil

(1) Consulting fees paid to 1359489 Ontario Limited, a corporation wholly owned by Mr. Inwentash.

(2) Pinetree Stock Options.

(3) Car lease payments and deemed interest benefit on a loan (the "**ESPP Loan**") made by Pinetree to Mr. Inwentash in connection with the issuance of Existing Pinetree Common Shares for the benefit of Mr. Inwentash under Pinetree's Employee Stock Purchase Plan (the "**ESPP**"). On November 16, 1994, Pinetree issued 250,000 Existing Pinetree Common Shares (the "**ESPP Shares**") for the benefit of Mr. Inwentash pursuant to the ESPP, which shares were held by the trustee under the ESPP pending the payment of the ESPP Loan by Mr. Inwentash. As of June 2003, Mr. Inwentash had repaid $90,000 of the ESPP Loan and the trustee under the ESPP had released 50,000 of the ESPP Shares to Mr. Inwentash, leaving $360,000 of the ESPP Loan outstanding (the "**Outstanding Loan**") and 200,000 ESPP Shares (the "**Remaining Shares**") still held by the trustee under the ESPP. In June 2003, Mr. Inwentash agreed to surrender the Remaining Shares to Pinetree for cancellation in consideration for the cancellation of the Outstanding Loan.

Please see "Amendments to Certain Options" for details relating to the re-pricing of certain options granted to the Pinetree Optionees.

The following table sets forth information regarding the exercise of Pinetree Stock Options held by the Named Executive Officers during the fiscal year ended December 31, 2003, the total number of Existing Pinetree Common Shares available for acquisition under Pinetree Stock Options held by the Named Executive Officers and the value of those Pinetree Stock Options as at December 31, 2003.

Options Exercised During Financial Year Ended December 31, 2003 and Aggregate Remaining at Year-end

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at Financial Year-End Exercisable/Unexercisable	Value of Unexercised in the Money Options at Financial Year-End Exercisable/Unexercisable
Sheldon Inwentash	Nil	N/A	485,668 exercisable(1) Nil unexercisable	$24,283.40 exercisable(2) Nil unexercisable
Larry Goldberg	Nil	N/A	150,000 exercisable(1) Nil unexercisable	$7,500.00 exercisable(2) Nil unexercisable

(1) Exercisable at $1.00 per share after repricing.

(2) The closing price per share of the Existing Pinetree Common Shares on December 31, 2003 as provided by the Toronto Stock Exchange was $1.05.

Employment Contracts

Pursuant to an agreement effective January 1, 2000 (the "**1359489 Services Agreement**") between Pinetree and 1359489 Ontario Limited ("**1359489**"), an Ontario corporation owned by Sheldon Inwentash, 1359489 provides the services of Mr. Inwentash as Chairman and Chief Executive Officer of Pinetree in consideration of an annual fee of $250,000, an annual bonus equal to 10% of Pinetree's realized pre-tax profit, and an annual grant of 200,000 Pinetree Stock Options, the terms of which are determined by the Pinetree Board. The 1359489 Services Agreement provides for the payment, on termination of the 1359489 Services Agreement by Pinetree, of two years' fees and health and welfare and other benefits and the payment of any bonus owed in the year of termination and for the following two years.

Pursuant to an agreement effective February 8, 2000 (the "**Goldberg Employment Agreement**") between Pinetree and Larry Goldberg, Mr. Goldberg is employed as Executive Vice-President and Chief Financial Officer of Pinetree, Mr. Goldberg is paid an annual salary of $140,000. The Goldberg Employment Agreement provided for a one time grant to Mr. Goldberg of 150,000 Pinetree Stock Options (which were issued in January 2000). The Goldberg Employment Agreement provides for the payment, on termination of the Goldberg Employment Agreement by Pinetree, of twelve months' salary and health and welfare benefits and the payment of any bonus owed in the year of termination and the twelve months thereafter. Such payments are subject to Pinetree obtaining a full and final release from Mr. Goldberg.

Directors' Compensation

The directors of Pinetree received no cash compensation in their capacity as directors during fiscal 2003.

Pinetree maintains the Pinetree Option Plan to encourage ownership in Pinetree by its directors, officers, key employees and consultants. Pinetree Stock Options are non-assignable, and the exercise price is fixed by the administrators under the Pinetree Option Plan, provided that such price cannot be less than the market price of the Existing Pinetree Common Shares at the time an option is granted (or the minimum exercise price as provided by exchange rules) and payment must be made in full on the exercise of the options. The term of the Pinetree Stock Options may not exceed five years and the options are subject to early redemption upon the termination of employment. During the 2003 fiscal year, the following Pinetree Stock Options were granted:

Number of Shares Issuable Thereunder	Exercise Price	Expiry Date
100,000	$1.00	June 10, 2008

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OF PINETREE

Table of Indebtedness of Directors, Executive Officers and Senior Officers of Pinetree under Securities Purchase Programs

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Fiscal 2003	Amount Outstanding as at April 16, 2004	Financially Assisted Securities Purchases During Fiscal 2003	Security for Indebtedness
Sheldon Inwentash Chairman & CEO	Issuer	$405,000	Nil(1)	—	—

(1) Sheldon Inwentash, of Toronto, Ontario, Chairman and Chief Executive Officer of Pinetree, was indebted to Pinetree during fiscal 2003 to a maximum amount of $405,000 pursuant to a loan made in 1994 under Pinetree's Employee Stock Purchase Plan. On June 11, 2003, Pinetree and Mr. Inwentash agreed to cancel their arrangement under such plan and accordingly there is currently no loan outstanding under such arrangements. Amounts outstanding pursuant to such plan bore no interest unless there was a default in payment thereof. No interest was payable on the aforementioned loan.

Table of Indebtedness of Directors, Executive Officers and Senior Officers of Pinetree other than under Securities Purchase Programs

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Fiscal 2003	Amount Outstanding as at April 16, 2004
Sheldon Inwentash Chairman & CEO	Issuer	$28,416(1)	**$ [8,244]**
Larry Goldberg Executive Vice President & CFO	Issuer	Nil	$25,000

(1) Represents miscellaneous advances relating to the payment of certain expenses. No interest is charged on these advances.

INTEREST OF PINETREE INSIDERS IN MATERIAL TRANSACTIONS

No director, executive officer, principal shareholder or associate or affiliate of the foregoing Persons has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction which, in either such case, has materially affected or will materially affect Pinetree except as otherwise disclosed below (and except for the compensation entitlements described above).

Common Directors and Officers

Certain director(s) and officers of Pinetree are also director(s) and officers of Genevest, hold shares in both companies and will continue as directors and officers of New Pinetree following the Amalgamation. Please see "Information Regarding New Pinetree (Post Merger) — Directors and Officers".

Advances from Genevest

As of December 31, 2003, $2,793,592 was outstanding pursuant to advances made to Pinetree by Genevest. During the 2003 fiscal year, the largest amount outstanding pursuant to these advances was $6,626,047. As of April 16, 2004, $755,808 was outstanding pursuant to these advances. These advances are collateralized by a general security agreement on all present and future tangible and intangible property of Pinetree. The advances bear interest at the prime rate of a Schedule I Canadian chartered bank plus 1% per annum and are due on demand. On October 1, 2003, Pinetree signed a priority agreement with CIBC World Markets Inc. and Genevest whereby CIBC World Markets Inc. has priority over Genevest over the assets of Pinetree. Sheldon Inwentash is the President and a director of Genevest and holds an approximate 7.7% equity interest in Genevest. Pinetree has an approximate 19.7% equity interest in Genevest and Genevest holds approximately 17.5% of the outstanding Existing Pinetree Common Shares. Please see "General Voting and Proxy Information — Pinetree Voting Shares" and "Principal Holders of Pinetree Voting Securities".

Advances to Treat Systems Inc.

As of December 31, 2003, $626,814 was outstanding pursuant to advances made by Pinetree to Treat Systems Inc. ("**Treat**"), 130 King Street West, Suite 2810, Toronto, Ontario, M5X 1A9. During fiscal 2003, the largest amount outstanding pursuant to these advances was $626,814. As of April 16, 2004, $637,546 was outstanding pursuant to these advances. These advances are unsecured, bear interest at the prime rate of a Schedule I Canadian chartered bank plus 1% per annum and are due on demand. Pinetree has an allowance for doubtful accounts from Treat of $637,546. Sheldon Inwentash holds an approximate 12.7% equity interest in Treat, and Pinetree holds an approximate 27.6% equity interest in Treat.

1359489 Services Agreement

Please see "Compensation of Executive Officers and Directors of Pinetree — Employment Contracts" for information regarding the 1359489 Services Agreement.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF PINETREE

During the 2001 fiscal year, Pinetree listed its shares on the TSX. As part of its responsibilities as a TSX listed company, Pinetree is required to provide to shareholders a statement of its corporate governance practices. The TSX has set out a series of guidelines for effective corporate governance (the "**TSX Guidelines**").

The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of Pinetree's approach to corporate governance in relation to the TSX Guidelines.

Guideline 1 The Pinetree Board should explicitly assume responsibility for stewardship of Pinetree.

The Pinetree Board's responsibility is to oversee the management of Pinetree by its executive officers. The Pinetree Board's responsibilities include:

- review and approval of Pinetree's strategic objectives and policies;
- identification and management of principal risks of Pinetree's business;
- appointing senior management and reviewing succession planning, as required;
- review and approval of Pinetree's communications policy;
- review and assessment of the integrity of Pinetree's internal controls and management information systems;
- review and assessment of Pinetree's corporate governance practices; and
- ensuring the effective operation of the Pinetree Board.

The Pinetree Board has implemented and approved various processes and policies, including the adoption of an "Investment Objectives and Policies" guideline, the requirement that certain principal investments be approved by the Pinetree Board, the adoption of a "Timely Disclosure Policy" and an "Insider Trading and Trading Blackouts Policy" and meeting with Pinetree's external auditors.

The Pinetree Board is currently comprised of four members, three of whom are unrelated to Pinetree's management. Mr. Sheldon Inwentash is a director, the Chairman of the Pinetree Board and Chief Executive Officer of Pinetree. The unrelated directors are Steve Saviuk, Bruno Maruzzo and Ronald Perry. The Pinetree Board meets at least once per financial quarter, with additional meetings held as required. The Pinetree Board considers its current size to be appropriate in light of the size of Pinetree and the nature of its business.

Guideline 2 **The Pinetree Board should be constituted with a majority of individuals who qualify as "unrelated" directors.**

The TSX Guidelines define an "unrelated director" as a director who is independent of management and free from any business or other relationship that could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of Pinetree, other than interests and relationships arising from shareholdings. The TSX Guidelines also focus on the importance of having an appropriate portion of members of the Pinetree Board who are free from any interest in or relationships with a "significant shareholder" of Pinetree, *i.e.*, a shareholder with the ability to exercise a majority of the votes for the election of the Pinetree Board.

Independent directors help ensure that Pinetree is managed in the best interests of all shareholders. With the exception of Mr. Inwentash, all the directors are unrelated directors. While the TSX Guidelines express a preference that the Chairman of the Board not be a member of management, the Pinetree Board has determined that Pinetree derives significant benefit from Mr. Inwentash acting as its Chairman and that the independence of the Pinetree Board is not thereby compromised. Such determination has been based on several factors, such as (i) each of the remaining directors being independent from management; (ii) the Compensation Committee which approves Mr. Inwentash's compensation being composed entirely of independent directors; (iii) the Audit Committee being composed entirely of independent directors; (iv) individual members of the Pinetree Board being free to meet with individual members of management and external auditors and to request from the Pinetree Board the engagement of an outside advisor, at the expense of Pinetree, where appropriate.

Guideline 3 **Disclose for each director whether the director is related and how that conclusion was reached.**

Mr. Sheldon Inwentash is considered a related director as he is the Chief Executive Officer of Pinetree.

Messrs. Steve Saviuk, Bruno Maruzzo and Ronald Perry are considered unrelated directors since they are all independent of management and free from any business or other relationship that could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of Pinetree other than interests and relationships arising from shareholdings.

Guideline 4 **The Pinetree Board should appoint a committee composed exclusively of outside directors with the responsibility for proposing new nominees to the Pinetree Board and for assessing directors on an ongoing basis.**

Due to its relatively small size, the Pinetree Board as a whole deals with the responsibility of, and determining the process for, proposing new nominees to the Pinetree Board, director compensation and assessing the effectiveness of the Pinetree Board as a whole, the committees of the Pinetree Board and the contribution of individual directors. The processes for fulfilling these responsibilities are determined on a case by case basis and are subject to management's prerogative to propose a slate of directors for election at shareholders' meetings. For the reasons set out above in Pinetree's approach under Guideline 2, the Pinetree Board has determined that its independence is not compromised by having the Pinetree Board as a whole deal with these issues.

Also, due to its relatively small size, the Pinetree Board does not consider an executive committee or formal position descriptions for the Pinetree Board or the Chief Executive Officer to be necessary. However, the Pinetree Board does approve the appointment of officers and has approved an Investment Objectives and Policies guideline.

Guideline 5 **The Pinetree Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.**

The Pinetree Board assesses, on an annual basis, its contribution as a whole, and that of any committees of the Pinetree Board and each of the directors, in order to determine whether each are functioning effectively.

Guideline 6 **Pinetree should provide an education and orientation program for new members of the Pinetree Board.**

Pinetree has established a written orientation program for new directors which sets out information relating to board and committee structures, compensation, the Insider Trading and Trading Blackouts Policy, insider trading reporting obligations, the Investment Objectives Policy and the Timely Disclosure Policy.

Guideline 7 **The Pinetree Board should examine its size to ensure that it facilitates effective decision making.**

The Pinetree Board believes that, given the entrepreneurial nature of Pinetree, a board consisting of four directors is the appropriate size for Pinetree at this time.

Guideline 8 **The Pinetree Board should review the adequacy and form of compensation of directors and ensure that it realistically reflects the responsibilities and risks involved in being an effective director.**

The Pinetree Board reviews on an annual basis the adequacy and form of compensation of directors to ensure that the compensation of the Pinetree Board reflects the responsibilities and risks involved in being an effective director. Currently, the "outside" directors of Pinetree do not receive cash compensation but all directors are eligible to participate in the Pinetree Option Plan. Please see "Annual Pinetree Matters — Directors' Compensation".

Guideline 9 **Committees of the Pinetree Board should be composed of outside directors, a majority of whom are unrelated.**

The Pinetree Board has established two committees of directors, the composition and responsibilities of which are described below. Other committees may be established as required from time to time.

Audit Committee

The Audit Committee is composed entirely of directors unrelated to management. At present, the Audit Committee consists of Steve Saviuk, C.A., Bruno Maruzzo and Ronald S. Perry, C.A. The Audit Committee is responsible for reviewing in detail Pinetree's financial statements and financial reporting and its internal controls and management information systems. The Audit Committee also reviews the audit reports and recommendations of Pinetree's independent auditors, and reports to the Pinetree Board thereon. The Audit Committee also approves engagements with Pinetree's auditors for any non-audit related services.

Compensation Committee

The Compensation Committee is composed entirely of directors unrelated to management. At present, the Compensation Committee consists of Steve Saviuk, Bruno Maruzzo and Ronald S. Perry. The Compensation Committee is principally responsible for advising the Pinetree Board in respect of the compensation paid to Sheldon Inwentash, Pinetree's Chairman and Chief Executive Officer. The Compensation Committee also provides advice in respect to general human resource issues, such as succession planning.

Guideline 10 **The Pinetree Board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing Pinetree's approach to governance issues.**

The Pinetree Board has assumed responsibility for developing Pinetree's approach to governance issues. The Pinetree Board attempts, as far as is practical given the nature of Pinetree's business and resources, to adhere to the TSX Guidelines. The Pinetree Board is responsible for approving transactions involving Pinetree and any "related party transactions" (as that term is defined in Rule 61-501 and Policy Q-27), monitoring Pinetree's compliance with strategic planning matters, implementing a process for assessing the effectiveness of committees of directors and individual directors, and reviewing changes in or additions to compliance policies, standards, codes and programs, as well as applicable legislation.

Guideline 11 **The Pinetree Board and the Chief Executive Officer together should develop position descriptions for the Pinetree Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Pinetree board should approve or develop the corporate objectives which the CEO is responsible for meeting.**

The Pinetree Board does not feel that it would be appropriate at this time to formalize position descriptions or corporate objectives for either the Pinetree Board or Chief Executive Officer in order to delineate their respective responsibilities.

Guideline 12 **The Pinetree Board should have appropriate structures and procedures to ensure that it can function independently of management.**

The Pinetree Board believes that it functions independently of management. To enhance its ability to act independently of management, the Pinetree Board may meet in the absence of members of management and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

Guideline 13 **The Audit Committee of the Pinetree Board should be comprised only of outside directors. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.**

The Audit Committee is composed solely of unrelated directors. The Audit Committee monitors audit functions and meets with outside auditors independent of management. Please see the Pinetree approach to Guideline 9 above for further details with respect to the mandate of the Audit Committee.

Guideline 14 **The Pinetree Board should implement a system which enables individual directors to engage outside advisors at the corporation's expense, in appropriate circumstances.**

The Pinetree Board has adopted a policy of permitting individual directors under appropriate circumstances to engage legal, financial or other expert advisors at Pinetree's expense.

Shareholder Communications

Pinetree's management handles Pinetree's investor relations activities by responding to in-bound investor relations inquiries, and developing and disseminating press releases. As well, Pinetree's web site invites shareholders to submit emails to Pinetree.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make an issuer bid dated May 21, 2003, Pinetree commenced a normal course issuer bid to purchase up to 455,000 Existing Pinetree Common Shares, being approximately 5% of the issued and outstanding Existing Pinetree Common Shares (the "**Pinetree Bid**"). Management of Pinetree believed that the Existing Pinetree Common Shares were undervalued at the then market prices and that purchases of Existing Pinetree Common Shares pursuant to the Pinetree Bid would enhance shareholder value. Purchases pursuant to the Pinetree Bid may occur on the TSX between May 26, 2003 and May 25, 2004 at prices not exceeding the market price of the Existing Pinetree Common Shares at the time of acquisition. As at April 20, 2004, 376,500 Existing Pinetree Common Shares had been purchased under the Pinetree Bid for an aggregate cost of $348,300.

ANNUAL GENEVEST MEETING MATTERS

Set out below is a description of the general annual matters to be considered at the Genevest Meeting (being items 1 through 3 in the notice of the Genevest Meeting accompanying this Circular). The special matters to be considered at the Genevest Meeting are described in Part 2 of this Circular.

Financial Statements

The audited financial statements of Genevest for the year ended December 31, 2003 and the auditors' report thereon will be presented at the Genevest Meeting.

Election of Directors

The Genevest Board is authorized to fix the number of directors (within a minimum of three and a maximum of nine directors) to be elected at a meeting of shareholders. The Genevest Board presently consists of four directors. At the Genevest Meeting, shareholders will be asked to elect four directors proposed by management of Genevest (the "**Genevest Nominees**") whose names are set forth below unless such authority is withheld. The individuals named in the enclosed form of proxy intend to vote for the election of the Genevest Nominees as directors of Genevest. Genevest management does not contemplate that any of the Genevest Nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting or until his or her successor is duly elected, unless his or her office is earlier vacated in accordance with the by-laws of Genevest. The following table sets forth the names of and certain information concerning the Genevest Nominees. The information as to shares beneficially owned or controlled has been furnished by the respective Genevest Nominees.

Name and Municipality of Residence	Positions with Corporation	Principal Occupation or Employment(1)	Director Since	Number of Shares Beneficially Owned or over which Control is Exercised
Mr. Sheldon Inwentash, C.A. Toronto, Ontario(2)	Chairman, C.E.O. and a director	Chief Executive Officer of Genevest and Pinetree	1995	737,324(4)
Lynn Factor	Director	Independent business woman; Group Leader, Child Victim Witness Co-ordinator for the Toronto Child Abuse Center.	2003	1,582,850(5)
Dr. H. Joseph Greenberg(2)(3) Toronto, Ontario	Director	Medical Doctor in private practice in Toronto	1994	170,000(6)
Dr. Kent Moore(2)(3) Toronto, Ontario	Director	Professor with the Department of Physics, University of Toronto	1994	12,150(7)

(1) Each of the Genevest nominees has held his or her principal occupation, as described, for more than five years.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Sheldon Inwentash is the Chairman, Chief Executive Officer and a director of Pinetree, a principal shareholder of Genevest, and holds a 16.1% equity interest in Pinetree. Pinetree holds 1,874,803 Genevest Common Shares. Lynn Factor, Mr. Inwentash's spouse, holds 1,582,850 Genevest Common Shares. Another 758,260 Genevest Common Shares are held by a company associated with Mr. Inwentash. The holdings of Pinetree, Ms. Factor and the associated company are not included in the number of shares set out opposite Mr. Inwentash's name above.

(5) Lynn Factor is Mr. Inwentash's spouse. Sheldon Inwentash is the Chairman, Chief Executive Officer and a director of Pinetree, a principal shareholder of Genevest, and holds a 16.1% equity interest in Pinetree. Pinetree holds 1,874,803 Genevest Common Shares. Another 758,260 Genevest Common Shares are held by a company associated with Ms. Factor. The holdings of Pinetree, Mr. Inwentash and the associated company are not included in the number of shares set out opposite Ms. Factor's name above.

(6) An additional 55,000 Genevest Common Shares are held by an associate of Dr. Greenberg.

(7) Associates of Dr. Moore hold an additional 2,000 Genevest Common Shares.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in the election of directors.

All of the nominees for election as directors of Genevest are nominees for election as directors of Pinetree. Please see "Information Regarding New Pinetree (Post Merger) — Directors and Officers".

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of Genevest to hold office until the next annual meeting of shareholders and to authorize the directors of Genevest to fix the auditors' remuneration.

Ernst & Young LLP were first appointed as auditors of Genevest on November 9, 2003. Prior thereto, Feldman & Associates, LLP, Chartered Accountants ("**Feldman & Associates, LLP**"), of Toronto, Ontario were the auditors of Genevest. Gerry Feldman, C.A. is a principal of Feldman & Associates, LLP and was previously a principal of Feldman & Levine, Chartered Accountants ("**Feldman & Levine**"). Feldman & Levine were first appointed auditors of Genevest in 1993. The notice of change of auditor dated November 11, 2003 and the responses related thereto from Ernst & Young LLP and Feldman & Associates, LLP are set out in Schedule "K" hereto.

Other Matters

Except for the special matters described in Part 2 of this Circular, management of Genevest knows of no other matters to come before the Genevest Meeting. However, if other matters which are not now known to management of Genevest should properly come before the Genevest Meeting, the proxy will be voted on such matters in accordance with the best judgement of the individual voting the proxy.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF GENEVEST

The following table sets forth the compensation paid to Genevest's Chief Executive Officer and Chief Financial Officer (the "**Named Executive Officers**") (there being no other executive officer of Genevest earning more than $100,000 annually) for services rendered during the three most recently completed fiscal years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	All Other Compensation ($)
Sheldon Inwentash (CEO)	2003	366,394(1)	801,419	Nil	Nil	Nil
	2002	398,000(1)	Nil	Nil	Nil	Nil
	2001	381,973(2)	2,363,291	Nil	195,000(3)	Nil
Larry Goldberg (CFO)	2003	34,500	Nil	Nil	50,000(3)	Nil
	2002	63,293	Nil	Nil	Nil	Nil
	2001	53,750	Nil	Nil	Nil	Nil

(1) Represents consulting fees paid to 1313366 Ontario Limited, a corporation wholly owned by a trust whose beneficiaries are Mr. Inwentash's children.

(2) $192,771 of this amount represents consulting fees paid to 1313366. The balance of $189,202 was paid to 1359489 Ontario Limited.

(3) Genevest Stock Options.

Option Grant during financial year ended December 31, 2003

Name	Securities Under Options Granted (#)	% of total Options Granted to Employees and Consultants in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant(1)	Expiration Date
Larry Goldberg	50,000	23.3%	$1.50	US$0.75	April 6/08

(1) based on closing price of shares on the trading date prior to date of grant.

The following table sets forth information regarding the exercise of Genevest Stock Options held by the Named Executive Officers during the fiscal year ended December 31, 2003, the total number of Genevest Common Shares available for acquisition under Genevest Stock Options held by the Named Executive Officers and the value of those Genevest Stock Options as at December 31, 2003.

Options Exercised During the Financial Year Ended December 31, 2003 and Aggregates Remaining at Year End

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Dec. 31/02 (#) Exercisable/Unexercisable	Value(2) of Unexercised in the Money Options at Dec. 31/02 Exercisable/Unexercisable
Sheldon Inwentash	Nil	N/A	820,000/Nil(1)	$1,230,000/Nil
Larry Goldberg	Nil	N/A	68,750/31,250	$103,125/$46,875

(1) Genevest Stock Options are exercisable at $1.50 per share.

(2) Value of Unexercised in the Money Options is based upon the difference between the exercise price of the options and the closing price of the Genevest Common Shares reported on the TSX Venture Exchange on December 31, 2003 or the trading day prior thereto where no trading occurred on December 31, 2003. Such closing price was $3.00.

Option Repricing

Name	Date of Repricing	Securities under Options Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)(1)	Exercise Price at Time or Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment (Approximately)
Sheldon Inwentash	April 2, 2003	125,000	$0.75	US$1.20	$1.50	15 months
Sheldon Inwentash	April 2, 2003	300,000	$0.75	US$1.40	$1.50	19 months
1359459 Ontario Limited(2)	April 2, 2003	200,000	$0.75	US$3.00	$1.50	24 months
Sheldon Inwentash	April 2, 2003	195,000	$0.75	US$2.00	$1.50	33 months
Larry Goldberg	April 2, 2003	50,000	$0.75	US$4.00	$1.50	24 months

(1) Based on closing price on trading date prior to April 2, 2003.

(2) A corporation controlled by Sheldon Inwentash.

On April 2, 2003, Genevest management and the Genevest Board determined that it was in the interest of Genevest to demonstrate Genevest's appreciation for the efforts of, and to provide incentive to, the directors, officers and consultants of Genevest by decreasing the exercise price of certain options (which included the options set out in the above table) held by the directors, officers and consultants (the "**Optionees**") to $1.50 per Common Share. Genevest Shareholders approved the reduction at the Genevest shareholder meeting held on June 3, 2003.

Employment Contracts

Pursuant to an agreement effective July 1, 2001 (the "**1313366 Services Agreement**"), between Genevest and 1313366, (an Ontario corporation owned by associates of Sheldon Inwentash), 1313366 provides the services of Mr. Inwentash as Chairman and Chief Executive Officer of Genevest in consideration of an annual fee of $350,000, an annual bonus equal to 10% of Genevest's realized pre-tax profit and is eligible for an annual grant of 200,000 Genevest Stock Options, the terms of which shall be determined by the Genevest Board. The 1313366 Services Agreement provides for the payment, on termination of the agreement by Genevest, of two years' fees and health and welfare benefit and the payment of any bonus amount owed in the year of termination and for the following two years. If the Merger is completed, 1313366 has agreed to accept two years' fees and to waive the bonus provisions of the severance package as settlement for the termination of the 1313366 Services Agreement.

Pursuant to a consulting arrangement, Larry Goldberg was paid $34,500 in fiscal 2003 in consideration for providing his services as Chief Financial Officer of Genevest.

Directors' Compensation

During the fiscal year ended December 31, 2003, no payment was made to directors of Genevest for services as directors.

Genevest maintains stock option plans to encourage Genevest ownership in Genevest by its directors, officers, key employees and consultants. The Genevest Stock Options are non-assignable, and the exercise price is fixed by the administrators under the stock option plans, provided that such price cannot be less than the market price of the Genevest Common Shares at the time an option is granted (or the minimum exercise price as provided by exchange rules) and payment must be made in full on the exercise of the options. The term of the Genevest Stock Options may not exceed ten years (five years under the Genevest Option Plan) and the options are subject to early redemption upon the termination of employment. During fiscal 2003, the following Genevest Stock Options were granted:

Number of Shares Issuable Thereunder	Exercise Price	Expiry Date
20,000	$1.50	April 6, 2008

Composition of the Compensation Committee

During the financial year ended December 31, 2003, the Compensation Committee of the Genevest Board (the "**Compensation Committee**") consisted of Sheldon Inwentash and Kent Moore. Sheldon Inwentash is currently an officer of Genevest. On March 31, 2004, a new Compensation Committee was established comprised of Kent Moore and Joseph Greenberg.

Report on Executive Compensation

The Compensation Committee is responsible, among other things, for making recommendations to the Genevest Board on compensation for the Chief Executive Officer and will conduct a review of such compensation when it feels it is required. The Compensation Committee is also responsible for making recommendations to the Genevest Board on the design and administration of all equity-based compensation plans such as Genevest's stock option plans. The Compensation Committee is also charged with advising the Genevest Board in respect of the development and succession of management.

Genevest's executive compensation structure is designed to encourage and motivate executives to achieve exceptional performance, both individually and corporately, primarily over the long term, but also in the short term, and to reward them accordingly. Compensation for executives reflects the functions they are performing, their contribution, their capacity to improve Genevest's financial performance, their enthusiasm and loyalty, and above all, their ability to create value for the benefit of the Genevest's shareholders.

An executive's compensation may be composed of the following principal components: base salary, short-term incentives in the form of annual cash bonus plans and long-term incentives in the form of options under the Genevest Option Plan. The Compensation Committee believes that the base salary and cash bonus components motivate executives in the short-term while the grant of stock options under the Stock Option Plan aligns the interests of executives with those of Genevest's shareholders and assists in keeping Genevest competitive in the market for high quality executives.

Salary

Amounts paid as base salary, including merit salary increases, are determined by reference to the executive's performance and salaries prevailing in the relevant market. The base salary of the executive officers are reviewed as required. Any adjustment takes into consideration the general level of salaries in the marketplace for comparable positions, the performance of the executive officer and Genevest's performance.

Annual Bonus

Genevest's cash bonus plans are designed to reward the individual executive for the direct contribution which he or she can make to Genevest, and at the most senior level is directly tied to Genevest's realized profits.

Stock Option Plan

The Genevest Option Plan provides that Genevest may from time to time grant options to purchase Genevest Common Shares as more fully described above under the heading "Information Regarding Genevest — Options and Other Rights to Purchase Genevest Common Shares". Grants of stock options are intended to provide strong incentives for superior long-term future performance. A principal attraction of stock options is that they link compensation to shareholders' interests because the value of the awards to the executives is directly linked to Genevest's future stock price.

In making grants under the Genevest Option Plan, consideration of previous grants may be taken into account, but generally not whether the holder of options which are exercisable has exercised such options.

Chief Executive Officer

Mr. Sheldon Inwentash is currently Genevest's Chairman and Chief Executive Officer. Mr. Inwentash's salary is set by the Compensation Committee. In setting his salary, reference is made to publicly disclosed executive compensation information to ascertain that the amount paid to the Chief Executive Officer is competitive with amounts paid to chief executive officers of businesses of the size of Genevest.

The Compensation Committee will review all aspects of executive compensation in order to ensure that the compensation levels remain competitive and that the total compensation packages reflect the objectives and best interests of Genevest and its shareholders.

The foregoing Report on Executive Compensation is submitted by the Compensation Committee, the current members of which are:

Kent Moore
Joseph Greenberg

Genevest Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on Genevest Common Shares with the cumulative total return of the S&P/TSX Composite Index for the financial years ended December 31, 1999 to 2003, assuming an investment of $100 and assuming reinvestment of all dividends.



$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
31 Dec. 1999
31 Dec. 2000
31 Dec. 2001
31 Dec. 2002
31 Dec. 2003
S&P/TSX Composite Index
Genevest

As noted elsewhere in this Circular, Genevest changed its stock trading price currency from U.S. dollars to Canadian dollars effective April 16, 2003. Therefore, the information charted above relating to Genevest for the financial years ended December 31, 1999, 2000, 2001 and 2002 was calculated using the Bank of Canada noon rates of exchange on December 31 of each year.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OF GENEVEST

Table of Indebtedness of Directors, Executive Officers and Senior Officers of Genevest other than under Securities Purchase Programs

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Fiscal 2003 $	Amount Outstanding as at April 30, 2004 $
Sheldon Inwentash Chairman and Chief Executive Officer	Issuer	$ 259,931(1)	Nil

(1) During the fiscal year ended December 31, 2003, Genevest loaned $248,170 to Sheldon Inwentash, of Toronto, Ontario the Chairman and Chief Executive Officer of Genevest. Interest on these advances was charged at the rate of 6% per annum. During fiscal 2003, the largest amount outstanding pursuant to this loan was $259,915. As at April 16, 2004, this loan had been repaid in full.

INTEREST OF GENEVEST INSIDERS IN MATERIAL TRANSACTIONS

Common Directors and Officers

Certain directors and officers of Genevest are also directors and officers of Pinetree, hold shares in both companies and will continue as directors and officers of Pinetree following the acquisition. Please see "Information Regarding New Pinetree (Post Merger) — Directors and Officers".

Advances to Pinetree

As of December 31, 2003, $2,793,592 was outstanding pursuant to advances made by Genevest to Pinetree. During fiscal 2003, the largest amount outstanding pursuant to these advances was $6,626,047. As of April 16, 2004, $750,808 was outstanding pursuant to these advances. These advances are collateralized by a general security agreement on all present and future tangible and intangible property of Pinetree. These advances bear interest at the prime rate of a Schedule I Canadian chartered bank plus 1% per annum and are due on demand. Sheldon Inwentash is the Chief Executive Officer and a director of Pinetree and holds an approximate 16.1% equity interest in Pinetree. Genevest has an approximate 17.5% equity interest in Pinetree and Pinetree holds approximately 19.7% of the outstanding Genevest Common Shares. (Please see "General Voting and Proxy Information — Genevest Voting Shares" and "Principal Holders of Genevest Voting Securities").

Advances to Brownstone Ventures Inc

As of December 31, 2003, $1,361,592 was outstanding pursuant to advances made by Genevest to Brownstone Ventures Inc. ("**Brownstone**"), 130 King St. W., Suite 2810, Toronto, Ontario, M5X 1A9. During fiscal 2003, the largest amount outstanding pursuant to these advances was $2,405,988. As of April 16, 2004, $1,287,584 was outstanding pursuant to these advances. These advances bear interest at the prime rate of a Schedule I Canadian chartered bank plus 1% per annum. During fiscal 2003, these advances were secured and changed from being due on demand to being due on January 1, 2006. Sheldon Inwentash is the Chief Executive Officer and a director of Brownstone and holds an approximate 22.7% equity interest in Brownstone. Genevest has an approximate 13.0% equity interest in Brownstone. Pinetree holds an approximate 11.5% equity interest in Brownstone.

1313366 Services Agreement

Please see "Compensation of Executive Officers and Directors of Genevest — Employment Contracts" for information regarding the 1313366 Services Agreement.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF GENEVEST

As part of its responsibilities as a TSXV listed company, Genevest is required to provide to shareholders a statement of its corporate governance practices on an annual basis. The TSX Guidelines described above (please see "Statement of Pinetree Corporate Governance Practices") also serve as general guidelines to TSXV issuers. Set out below is a description of Genevest's approach to corporate governance in relation to the TSX Guidelines.

The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Guideline 1 **The Genevest Board should explicitly assume responsibility for stewardship of Genevest.**

The Genevest Board's responsibility is to oversee the management of Genevest by its executive officers. The Genevest Board's responsibilities include:

- review and approval of Genevest's strategic objectives and policies;
- identification and management of principal risks of Genevest's business;
- appointing senior management and reviewing succession planning, as required;
- review and approval of Genevest's communications policy;
- review and assessment of the integrity of Genevest's internal controls and management information systems;
- review and assessment of Genevest's corporate governance practices; and
- ensuring the effective operation of the Genevest Board.

The Genevest Board has implemented and approved various processes and policies, including the adoption of an "Investment Objectives and Policies" guideline, the requirement that certain principal investments be approved by the Genevest Board, the adoption of a "Timely Disclosure Policy" and an "Insider Trading and Trading Blackouts Policy" and meeting with Genevest's external auditors.

The Genevest Board is currently comprised of four members, two of whom are unrelated to Genevest's management. Mr. Sheldon Inwentash is a director, the Chairman of the Genevest Board and Chief Executive Officer of Genevest and Ms. Lynn Factor is Mr. Inwentash's spouse. The unrelated directors are Dr. Kent Moore and Dr. Joseph Greenberg. The Genevest Board meets at least once per financial quarter, with additional meetings held as required. The Genevest Board considers its current size to be appropriate in light of the size of Genevest and the nature of its business.

Guideline 2 **The Genevest Board should be constituted with a majority of individuals who qualify as "unrelated" directors.**

The TSX Guidelines define an "unrelated director" as a director who is independent of management and free from any business or other relationship that could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of Genevest, other than interests and relationships arising from shareholdings. The TSX Guidelines also focus on the importance of having an appropriate portion of members of the Genevest Board who are free from any interest in or relationships with a "significant shareholder" of Genevest, *i.e.*, a shareholder with the ability to exercise a majority of the votes for the election of the Genevest Board.

Independent directors help ensure that Genevest is managed in the best interests of all shareholders. Mr. Inwentash and Ms. Factor are considered related directors. The remaining two directors are the unrelated directors. While the TSX Guidelines express a preference that the Chairman of the Board not be a member of management, the Genevest Board has determined that Genevest derives significant benefit from Mr. Inwentash acting as its Chairman and that the independence of the Genevest Board is not thereby compromised. Such determination has been based on several factors, such as (i) two of the four Genevest directors being independent from management; (ii) the Compensation Committee which approves Mr. Inwentash's compensation being composed entirely of independent directors; (iii) the Audit Committee being composed of a majority of independent directors; (iv) individual members of the Genevest Board being free to meet with individual members of management and external auditors and to request from the Genevest Board the engagement of an outside advisor, at the expense of Genevest, where appropriate.

Guideline 3 **Disclose for each director whether the director is related and how that conclusion was reached.**

Mr. Sheldon Inwentash is considered a related director as he is Chief Executive Officer of Genevest and Ms. Factor is Mr. Inwentash's spouse.

Drs. Moore and Greenberg are considered unrelated directors since they are all independent of management and free from any business or other relationship that could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of Genevest other than interests and relationships arising from shareholdings.

Guideline 4 **The Genevest Board should appoint a committee composed exclusively of outside directors with the responsibility for proposing new nominees to the Genevest Board and for assessing directors on an ongoing basis.**

Due to its relatively small size, the Genevest Board as a whole deals with the responsibility of, and determining the process for, proposing new nominees to the Genevest Board, director compensation and assessing the effectiveness of the Genevest Board as a whole, the committees of the Genevest Board and the contribution of individual directors. The processes for fulfilling these responsibilities are determined on a case by case basis and are subject to management's prerogative to propose a slate of directors for election at shareholders' meetings. For the reasons set out above in Genevest's approach under Guideline 2, the Genevest Board has determined that its independence is not compromised by having the Genevest Board as a whole deal with these issues.

Also, due to its relatively small size, the Genevest Board does not consider an executive committee or formal position descriptions for the Genevest Board or the Chief Executive Officer to be necessary. However, the Genevest Board does approve the appointment of officers and has approved an Investment Objectives and Policies guideline.

Guideline 5 **The Genevest Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.**

The Genevest Board assesses, on an annual basis, its contribution as a whole, and that of any committees of the Genevest Board and each of the directors, in order to determine whether each are functioning effectively.

Guideline 6 **Genevest should provide an education and orientation program for new members of the Genevest Board.**

Genevest has established a written orientation program for new directors which sets out information relating to board and committee structures, compensation, the Insider Trading and Trading Blackouts Policy, insider trading reporting obligations, the Investment Objectives Policy and the Timely Disclosure Policy.

Guideline 7 **The Genevest Board should examine its size to ensure that it facilitates effective decision making.**

The Genevest Board believes that, given the entrepreneurial nature of Genevest, a board consisting of four directors is the appropriate size for Genevest at this time.

Guideline 8 **The Genevest Board should review the adequacy and form of compensation of directors and ensure that it realistically reflects the responsibilities and risks involved in being an effective director.**

The Genevest Board reviews on an annual basis the adequacy and form of compensation of directors to ensure that the compensation of the Board reflects the responsibilities and risks involved in being an effective director. Currently, the "outside" directors of Genevest do not receive cash compensation but all directors are eligible to participate in the Genevest Option Plan. Please see "Annual Genevest Meeting Matters — Directors' Compensation".

Guideline 9 **Committees of the Genevest Board should be composed of outside directors, a majority of whom are unrelated.**

The Genevest Board has established two committees of directors, the composition and responsibilities of which are described below. Other committees may be established as required from time to time.

Audit Committee

The Audit Committee is composed of a majority of directors unrelated to management. At present, the Audit Committee consists of Sheldon Inwentash, Kent Moore and Joseph Greenberg. The Audit Committee is responsible for reviewing in detail Genevest's financial statements and financial reporting and its internal controls and management information systems. The Audit Committee also reviews the audit reports and recommendations of Genevest's independent auditors, and reports to the Genevest Board thereon.

Compensation Committee

The Compensation Committee is composed entirely of directors unrelated to management. At present, the Compensation Committee consists of Kent Moore and Joseph Greenberg. The Compensation Committee is principally responsible for advising the Genevest Board in respect of the compensation paid to Sheldon Inwentash, Genevest's Chairman and Chief Executive Officer. As well, the Compensation Committee provides advice in respect to general human resource issues, such as succession planning.

Guideline 10 **The Genevest Board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing Genevest's approach to governance issues.**

The Genevest Board has assumed responsibility for developing Genevest's approach to governance issues. The Genevest Board attempts, as far as is practical given the nature of Genevest's business and resources, to adhere to the TSX Guidelines. The Genevest Board is responsible for approving transactions involving Genevest and any "related party transactions" (as that term is defined in

Rule 61-501 and Policy Q-27), monitoring Genevest's compliance with strategic planning matters, implementing a process for assessing the effectiveness of committees of directors and individual directors, and reviewing changes in or additions to compliance policies, standards, codes and programs, as well as applicable legislation.

Guideline 11 **The Genevest Board and the Chief Executive Officer together should develop position descriptions for the Genevest Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Genevest board should approve or develop the corporate objectives which the CEO is responsible for meeting.**

The Genevest Board does not feel that it would be appropriate at this time to formalize position descriptions or corporate objectives for either the Genevest Board or Chief Executive Officer in order to delineate their respective responsibilities.

Guideline 12 **The Genevest Board should have appropriate structures and procedures to ensure that it can function independently of management.**

The Genevest Board believes that it functions independently of management. To enhance its ability to act independently of management, the Genevest Board may meet in the absence of members of management and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

Guideline 13 **The Audit Committee of the Genevest Board should be comprised only of outside directors. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.**

The Audit Committee is composed of a majority of unrelated directors. The Audit Committee monitors audit functions and meets with outside auditors independent of management. Please see the Genevest approach to Guideline 9 above for further details with respect to the mandate of the Audit Committee.

Guideline 14 **The Genevest Board should implement a system which enables individual directors to engage outside advisors at the corporation's expense, in appropriate circumstances.**

The Genevest Board has adopted a policy of permitting individual directors under appropriate circumstances to engage legal, financial or other expert advisors at Genevest's expense.

Shareholder Communications

Genevest's Management handles Genevest's investor relations activities by responding to in-bound investor relations inquiries, and developing and disseminating press releases. As well, Genevest's web site invites shareholders to submit emails to Genevest.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make an issuer bid dated February 25, 2004, Genevest commenced a normal course issuer bid to purchase up to 475,000 Genevest Common Shares, being approximately 5% of the issued and outstanding Genevest Common Shares (the "**Genevest Bid**"). Management of Genevest believes that the Genevest Common Shares are undervalued at current market prices and that purchases of Common Shares pursuant to the Genevest Bid will enhance shareholder value. Purchases pursuant to the Genevest Bid may occur on the TSXV between March 8, 2004 and March 7, 2005 at prices not exceeding the market price of the Common Shares at the time of acquisition. As at April 16, 2004, 32,100 Genevest Common Shares had been purchased under the Bid for an aggregate cost of $97,170.

PART 2: SPECIAL MATTERS

THE MERGER

Merger Transaction

General

Pinetree, 981268 (a wholly-owned Subsidiary of Pinetree) and Genevest have entered into the Merger Agreement whereby: (a) 981268 will amalgamate with Genevest; (b) Genevest Shareholders (other than 981268) will receive 2.2 Existing Pinetree Common Shares per Genevest Common Share; (c) the Genevest Common Shares held by 981268 will be cancelled; and (d) Pinetree will receive one million Amalco Shares in exchange for its shares of 981268. Prior to the Effective Date, it is expected that Genevest Common Shares held by Pinetree will be transferred to 981268. A consolidation of the issued and outstanding shares of Pinetree on a one new for 1.75 old Existing Pinetree Common Shares basis will occur following the Merger. The Amalgamated Corporation will be a wholly-owned subsidiary of Pinetree. Pinetree will carry on the combined businesses of Pinetree and Genevest and the Pinetree Post-Consolidation Common Shares will continue to be listed on the TSX.

Based on the Exchange Ratio but prior to the Consolidation, Pinetree will be required to issue 16,826,860 Existing Pinetree Common Shares in exchange for the outstanding Genevest Common Shares that it does not already own.

Based on the Exchange Ratio but prior to the Consolidation, and assuming (i) no further share issuances by either Pinetree or Genevest after April 20, 2004; (ii) completion of the Consolidation; and (iii) the cancellation of the Pinetree Post-Consolidation Common Shares held by Genevest and Genevest Common Shares held by 981268, following the completion of the Merger and the Consolidation, approximately 16,663,159 Pinetree Post-Consolidation Common Shares will be issued and outstanding. Please see "Information Regarding New Pinetree (Post Merger) — *Pro Forma* Consolidated Capitalization".

Treatment of Stock Options

In connection with the Merger, each holder of Genevest Stock Options will be entitled to receive Pinetree Stock Options in exchange for his or her existing Genevest Stock Options, which options are to be cancelled without any reimbursement. The Pinetree Stock Options will be issued on substantially the same terms and conditions as the Genevest Stock Options except that: (i) the number of Existing Pinetree Common Shares that may be acquired by a holder of a Genevest Stock Option previously issued under the Genevest Option Plan will be equal to the number of Genevest Common Shares issuable under such Genevest Stock Options multiplied by the Exchange Ratio; and (ii) the exercise price of the Pinetree Stock Options received will be equal to the exercise price of such Genevest Stock Options divided by the Exchange Ratio. As of April 20, 2004, there are Genevest Stock Options to purchase 1,621,667 Genevest Common Shares outstanding and Pinetree Stock Options to purchase 1,020,668 Existing Pinetree Common Shares outstanding. Upon completion of the Merger (and before the Consolidation), options to purchase approximately 3,567,667 Existing Pinetree Common Shares will be issued pursuant to the Pinetree Option Plan in exchange for the cancellation of all of the Genevest Stock Options. After completion of the Merger, the outstanding Pinetree Stock Options will entitle the holders thereof to acquire approximately 4,588,335 Existing Pinetree Common Shares (or approximately 2,621,905 Pinetree Post-Consolidation Common Shares).

Effective Time of Merger

Subject to satisfaction or waiver of all conditions contained in the Merger Agreement, including receipt of all regulatory approvals, the Amalgamating Corporations will jointly file, pursuant to the ABCA, articles of amalgamation and such other documents as may be required to give effect to the Amalgamation so that, on the Effective Date: (a) 981268 and Genevest will amalgamate and continue as one corporation under the ABCA on the terms and conditions set out in the Amalgamation Agreement; and (b) Pinetree will issue Existing Pinetree Common Shares to Genevest Shareholders (other than 981268) in the manner described above under "General". The Effective Date is expected to be June 1, 2004. The Amalgamation will be effective as of 12:00 a.m. (Calgary time) on the Effective Date.

Reasons for the Merger and Recommendation of the Boards of Directors

Both Genevest and Pinetree are involved in the business of identifying and funding emerging growth businesses with innovative proprietary products and providing these businesses with strategic financing. Genevest has focused primarily in the area of biomedical technology while Pinetree has focused on software, telecommunications, fibre optics and biomedical technology. Beginning in late 2002, both companies began to invest in mineral resources companies. Both companies believe that their combined financial and human resources and knowledge and experience will be valuable in identifying, financing and successfully nurturing innovative companies across a broad range of businesses. The Merger will also simplify the intercorporate structure of Pinetree and Genevest and will reduce the costs associated with the operation of two public companies.

As a result of the holdings of the Related Parties in Pinetree and Genevest, the Merger constitutes a "related party transaction" within the meanings of Rule 61-501 and Policy Q-27. Because of these relationships, the Pinetree Board and the Genevest Board formed the Independent Committees to consider the Merger. The Independent Committees jointly retained Dundee to prepare a formal valuation of the Existing Pinetree Common Shares and the Genevest Common Shares, a copy of which is attached as Schedule "J" hereto. In accordance with Rule 61-501 and Policy Q-27, the Merger will require minority approval by Pinetree Shareholders and Genevest Shareholders, being approval of Pinetree Shareholders and Genevest Shareholders other than the Related Parties, will be sought at the Pinetree Meeting and the Genevest Meeting, respectively.

The Independent Committees

Effective February 25, 2004, the Pinetree Board appointed the Pinetree Independent Committee for the purpose of, among other things, negotiating the exchange ratio and reporting to the Pinetree Board in respect of a proposed business combination with Genevest. Ronald Perry, Steve Saviuk and Bruno Maruzzo were each appointed to the Pinetree Independent Committee. Please see "Information Regarding Pinetree — Directors and Officers". The Pinetree Independent Committee appointed Ronald Perry as its Chair. The members of the Pinetree Independent Committee are independent of Genevest and Pinetree's management within the meaning of Rule 61-501 and Policy Q-27.

Effective February 25, 2004, the Genevest Board appointed the Genevest Independent Committee for the purpose of, among other things, negotiating the Exchange Ratio and reporting to the Genevest Board in respect of a business combination with Pinetree. Dr. Kent Moore and Joseph Greenberg were each appointed to the Genevest Independent Committee. Please see "Information Regarding Genevest — Directors and Officers". The Genevest Independent Committee appointed Kent Moore as its Chair. The members of the Genevest Independent Committee are independent of Pinetree and Genevest's management within the meaning of Rule 61-501 and Policy Q-27.

Independent Legal and Financial Advisors

At the time of its formation, the Pinetree Independent Committee engaged Gowling Lafleur Henderson LLP as its legal counsel to assist the Pinetree Independent Committee in discharging its responsibilities and to provide the Pinetree Independent Committee with advice concerning its duties and the conduct of its meetings.

At the time of its formation, the Genevest Independent Committee engaged McLeod Dixon LLP as its legal counsel to assist the Genevest Independent Committee in discharging its responsibilities and to provide the Genevest Independent Committee with advice concerning its duties and the conduct of its meetings.

Pinetree retained Goodman and Carr LLP and Genevest retained Beard Winter LLP to implement the Merger.

On March 29, 2004, the Independent Committees jointly engaged Dundee to prepare and deliver a valuation to form the basis for the negotiation of the exchange ratio for the proposed business combination. The Independent Committees satisfied themselves that Dundee was a qualified valuator and competent to prepare the Valuation Report.

Deliberations of the Independent Committees and Determination of Exchange Ratio

On March 3, 2004, the Pinetree Independent Committee held its first meeting and on March 1, 2004 the Genevest Independent Committee held its first meeting. Mr. Ron Perry was appointed as chairman of the Pinetree Independent Committee and Dr. Moore was appointed as chairman of the Genevest Independent Committee. Each Independent Committee discussed the timetable for the proposed Merger and approved the engagement of Dundee subject to obtaining the permission of the Ontario Securities Commission under Rule 61-501 for Pinetree and Genevest to retain Dundee to perform the required valuation in connection with the Merger (please see "The Merger — Valuation Report").

On April 13, 2004, the Genevest Independent Committee met and on April 14, 2004 the Pinetree Independent Committee met, in each case to receive the Valuation Report and hear the presentation of Dundee regarding the Valuation Report. Subject to the analyses, assumptions and other matters set out in the Valuation Report, the Valuation Report states that in Dundee's opinion, as at March 31, 2004, the fair market value of an Existing Pinetree Common Share was between $2.14 and $2.71 and the fair market value of a Genevest Common Share was between $4.88 and $5.08. These fair market values produced a range of exchange ratios of between 1.9:1 and 2.3:1 with an average of 2.1:1.

On April 14, 2004, the Independent Committees held a joint meeting to negotiate the exchange ratio for the proposed Merger. The Independent Committees decided that the appropriate exchange ratio was 2.2 Existing Pinetree Common Shares for each Genevest Common Share. In determining the Exchange Ratio, the Independent Committees considered a number of factors including, primarily, the valuation conclusions of Dundee in the Valuation Report, as well as the fact that Genevest was larger and more diversified, had supported Pinetree in the past and the appropriateness of a premium for the Genevest Shareholders. The Independent Committees did not find it practicable to assign specific relative weights to the factors they considered in arriving at the Exchange Ratio.

On April 15, 2004, the Independent Committees met with their respective boards, advised them of the Exchange Ratio that had been agreed upon and recommended that their respective boards approve the Exchange Ratio.

Please see "The Merger — Valuation Report".

Deliberation of the Boards

On April 20, 2004, the Pinetree Board unanimously concluded that, based upon, among other things, the conclusions in the Valuation Report: (i) the Exchange Ratio would be an appropriate exchange ratio to use in completing the Merger; and (ii) the Merger is in the best interest of Pinetree and is fair to Pinetree Shareholders other than the Related Parties.

On April 20, 2004, the Genevest Board unanimously concluded that, based upon, among other things, the conclusions in the Valuation Report: (i) the Exchange Ratio would be an appropriate exchange ratio to use in completing the Merger; and (ii) the Merger is in the best interest of Genevest and is fair to Genevest Shareholders other than the Related Parties.

Recommendation of the Boards of Directors

The Genevest Board has unanimously approved the Merger and recommends that Genevest Shareholders vote to approve the Genevest Amalgamation Resolution. The Pinetree Board has unanimously approved the Merger and recommends that Pinetree Shareholders vote to approve the Pinetree Merger Resolution.

Management of both Pinetree and Genevest has determined that it would be highly desirable to pursue a business combination of the two companies principally because their operations are similar and overlapping (each of which has significant costs related to its public company status and otherwise). The combination of Pinetree and Genevest would therefore create greater efficiencies and economies of scale as well as contribute to reduce redundant costs.

The Pinetree Board and the Genevest Board make their respective recommendation based on:

(a) the terms of the Merger Agreement described under "The Merger Agreement";

(b) the assessment of the business, assets, financial condition, results of operations and future prospects for each of Genevest and Pinetree;

(c) the current economic, industry and market conditions affecting Genevest and Pinetree;

(d) the level of shareholder approval required to authorize the Merger, being not less than: (i) 66⅔% of the votes cast in respect of the Genevest Amalgamation Resolution at the Genevest Meeting; (ii) a majority of the votes cast in respect of the Pinetree Merger Resolution at the Pinetree Meeting; and (iii) a majority of the votes cast in respect of the applicable resolution being considered at each Meeting (excluding votes cast by the Related Parties);

(e) the ability of certain Canadian Resident holders of Genevest Common Shares who hold their Genevest Common Shares as capital property to exchange their Genevest Common Shares for Pinetree Post-Consolidation Common Shares on a tax-deferred basis under the Tax Act;

(f) the right of Genevest Shareholders who oppose the Amalgamation to dissent and receive from the Amalgamated Corporation the fair value for their Genevest Common Shares upon compliance with certain conditions;

(g) the efficiencies and cost savings available because: (i) the businesses of Genevest and Pinetree are similar as both companies seek to identify and fund emerging growth businesses with innovative proprietary products and provide these businesses with strategic financing; and (ii) the companies share the same management and office space;

(h) Pinetree having an approximate 19.7% equity interest in Genevest and Genevest having an approximate 17.5% equity interest in Pinetree and the benefits to be derived from removing the intercompany holdings; and

(i) the belief that the combined financial and human resources, knowledge and experience of Genevest and Pinetree will be advantageous in identifying, financing and successfully nurturing innovative companies across a broad range of businesses.

Valuation Report

Pursuant to an engagement letter (the "**Engagement Letter**") dated March 29, 2004, the Independent Committees jointly retained Dundee to prepare a formal valuation of the Existing Pinetree Common Shares and the Genevest Common Shares in connection with the proposed business combination in accordance with the requirements of Rule 61-501 and Policy Q-27. Dundee is a Canadian independent brokerage firm having operations in corporate finance, mergers and acquisitions, equity sales and trading and investment research. There is no relationship between Dundee and either of Pinetree or Genevest or any Related Party other than the provision of services by Dundee in connection with the 2002 Proposed Merger (as defined below) and the maintenance of certain brokerage accounts of certain Related Parties in connection with their ordinary course investment activities.

On August 30, 2002, Pinetree and Genevest proposed to enter into a merger transaction, whereby Pinetree would have issued 3.5 Pinetree Common Shares for each Genevest Common Share (the "**2002 Proposed Merger**"). Details of the 2002 Proposed Merger were set out in a joint circular of Pinetree and Genevest dated September 20, 2002. Although the shareholders of both companies approved the 2002 Proposed Merger, Pinetree and Genevest decided not to complete the transaction at the time as the number of Genevest Shareholders who exercised their dissent rights resulted in the boards of directors of both companies determining that proceeding with the merger could have unfair and negative effects on the shareholders who supported the 2002 Proposed Merger.

In connection with the 2002 Proposed Merger, Pinetree and Genevest retained Dundee to prepare a formal valuation of each company's common shares (the "**2002 Valuation**"), which valuation was delivered to the respective independent committees of the boards of directors of Pinetree and Genevest on September 19, 2002.

Because certain provisions of Rule 61-501 and Policy Q-27 can be interpreted in such a manner that Dundee would not be considered independent of each of Pinetree and Genevest in respect of the Merger (as a result of, among other factors, Dundee having delivered the 2002 Valuation), Pinetree and Genevest applied for and obtained the permission of the Ontario Securities Commission under Rule 61-501 for Pinetree and Genevest to retain Dundee to perform the required valuation in connection with the Merger.

Neither Dundee nor any of its affiliates is an insider, associate or affiliate of Pinetree, Genevest or any of their respective affiliates (individually an "**Interested Party**" and collectively, the "**Interested Parties**"). Except in its capacity as valuator for the purpose of preparing the Valuation Report, neither Dundee nor any of its affiliates has provided services to any of the Interested Parties with respect to the Merger.

Dundee acts as a trader and dealer, both as principal and agent, in major Canadian equity markets and, as such, may have, and may in the future have, a position in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, Dundee conducts research on securities and may, in the ordinary course of its business, provide research support and reports and investment advice to its clients on investment matters, including matters with respect to the Merger, Pinetree, Genevest or other Interested Parties.

Pursuant to the Engagement Letter, Dundee will receive a fee of $75,000 as well as reimbursement of its out-of-pocket expenses for its services under the engagement. No part of Dundee's fee is contingent upon the conclusions reached in the Valuation Report or upon the success of the Merger. Pinetree and Genevest have severally agreed to indemnify Dundee with respect to certain liabilities that may be incurred by Dundee in connection with its engagement.

General Assumptions and Limitations

With the acknowledgement and agreement of the Independent Committees and subject to the exercise of its professional judgment, Dundee relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by Pinetree or Genevest, their respective associates, affiliates and advisors, or otherwise, in preparing the Valuation. The Valuation Report is conditional upon such completeness, accuracy and fair presentation.

Dundee has also assumed that the information provided to it by Pinetree and Genevest represents the best estimate of the most probable results for the respective company at the time prepared for the periods presented. Pinetree and Genevest have each represented to Dundee that, to the best of its knowledge, there has been no material change or material fact relating to any of the information, data, advice, opinions and representations provided to Dundee by it that has not been generally disclosed or disclosed to Dundee, that no change has occurred in the material facts set out or referred to in any such information, data, advice, opinions or representations subsequent to the date thereof which would reasonably be expected to have a material effect on the Valuation Report and that the management of Pinetree and Genevest, as the case may be, is not aware of any material fact or material change relevant to the Valuation Report that was not generally disclosed or disclosed to Dundee and which would reasonably be expected to have a material effect on the Valuation Report. Subject to the exercise of its professional judgment and except as expressly described herein, Dundee has not attempted to verify independently the accuracy, completeness or fair presentation of any of such information, data, advice, opinions or representations.

In preparing the Valuation Report, Dundee has made several other assumptions, including that all of the conditions required to implement the Merger on the terms and conditions set forth in the Merger Agreement will be satisfied and that the Merger will be completed without any modification, amendment or waiver or any of such terms and conditions.

The Valuation Report is rendered on the basis of the securities markets, the prevailing economic and general business climate and the conditions and prospects, financial and otherwise, of Pinetree and Genevest, as they were reflected in the Information and documents reviewed by Dundee and as they were represented to Dundee in its discussions with management of Pinetree and Genevest.

In its analysis and in connection with the preparation of the Valuation Report, Dundee has also made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters which Dundee believes to be appropriate in the circumstances, but which are beyond the control of Dundee and any party involved in the Merger and, due to the inherent uncertain nature of such assumptions, may prove to be incorrect.

Dundee believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation Report. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Valuation Report is not to be construed as a recommendation to any Pinetree Shareholder or Genevest Shareholder as to how to vote in respect of the Merger.

Definition of Fair Market Value

For the purposes of the Valuation Report, fair market value is defined as the highest price expressed in terms of money or money's worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm's length, where neither party is under any compulsion to act. Dundee has not made any adjustment to the value of either the Existing Pinetree Common Shares or the Genevest Common Shares to reflect the lack of liquidity of such common shares, the effect of the Merger or the fact that the Existing Pinetree Common Shares other than those held by interested parties do not form part of a controlling interest.

Dundee Valuation Methodologies

In preparing the Valuation, Dundee considered the most relevant valuation approaches for a going-concern public company with no operating revenue to be (i) the market value approach, (ii) the book value approach, and (iii) the net asset value approach. In addition, Dundee considered, among other things, the following:

1. The lack of liquidity in the Existing Pinetree Common Shares and the Genevest Common Shares which has resulted in a discount that does not allow the value of the underlying assets to be properly reflected in the companies' share prices; and

2. The intercompany indebtedness between Pinetree and Genevest.

In connection with preparing the Valuation, Dundee considered that the most appropriate methods for valuing the Existing Pinetree Common Shares and the Genevest Common Shares are the net asset value approach and the book value approach.

Market Value Approach

Dundee concluded that the market value approach was not suitable for valuing the Existing Pinetree Common Shares or the Genevest Common Shares due to the lack of liquidity in their common shares.

A review and comparison of the companies' share prices for the period from January 1, 2002 to March 31, 2004 reveals a discount that does not reflect the value of the underlying assets of the companies.

Book Value Approach

Dundee believes that the book value approach is an appropriate method for assisting in determining the value of the Existing Pinetree Common Shares and the Genevest Common Shares as such method allows for the assets of such companies to be valued on a consistent basis. Using the accounting policy for fair value accounting used by Pinetree, the value of the investment portfolios of Pinetree and Genevest were determined on a consistent book value basis with investments in public companies being valued at the closing price thereof as of the day of valuation and investments in private companies being valued at cost unless an adjustment was considered appropriate and could be supported by persuasive and objective evidence. Using this approach, Dundee determined that, as of March 31, 2004, the book value of the Existing Pinetree Common Shares was $18.8 million, or $2.14 per common share, and the book value of the Genevest Common Shares was $51.4 million, or $4.90 per common share.

Net Asset Value Approach

Dundee believes that the net asset value approach is also an appropriate method for assisting in determining the value of the Existing Pinetree Common Shares and the Genevest Common Shares, as the net asset value reflects the investments of Pinetree and Genevest in public companies at current value and the investments of Pinetree and Genevest in private companies at fair value and allows for consideration of tax-related and other assets and liabilities.

Under this approach, publicly-traded investments are valued at the closing price as of the day of valuation subject to discounts for various factors including, but not limited to, liquidity and trade restrictions and investments in private companies are recorded at cost unless an adjustment is considered appropriate and can be supported by persuasive and objective evidence. Debt instruments have been valued at cost as reflected on the audited balance sheet of each company.

Dundee determined that, as of March 31, 2004, the net asset value of the Existing Pinetree Common Shares was between $20.0 and $23.9 million, or between $2.27 and $2.71 per common share, and the net asset value of the Genevest Common Shares was between $51.2 and $53.3 million, or between $4.88 and $5.08 per common share.

Valuation Report Conclusion

Based upon and subject to the analyses, assumptions and other matters set out in the Valuation Report, Dundee is of the opinion that, as at March 31, 2004, the fair market value of the Existing Pinetree Common Shares was between $2.14 and $2.71 per common share and the fair market value of the Genevest Common Shares was between $4.88 and $5.08 per common share.

The full text of the Valuation Report, which addresses the assumptions made, matters considered, procedures followed, limitation of the review undertaken and various qualifications in connection with the preparation of the

Valuation Report, is attached as Schedule "J" to this Circular. **The summary of the Valuation Report set out herein is qualified in its entirety by reference to the full text of the Valuation Report. Pinetree Shareholders and Genevest Shareholders are urged to read the Valuation Report carefully and in its entirety.**

Prior Valuations

Dundee prepared the 2002 Valuation in connection with the 2002 Proposed Merger (please see "Related Party Transaction — Valuation Report") in which Dundee was of the opinion that, as at August 30, 2002, the fair market value of the common shares of Pinetree was between $0.89 and $1.01 per common share and the fair market value of the common shares of Genevest was between $3.28 and $3.31 per common share. In all material respects, the general assumption and limitations, definitions of fair market value and valuation methodologies used in the Valuation Report also applied to the 2002 Valuation Report. The 2002 Valuation Report is available for inspection at the offices of Pinetree and Genevest during regular business hours and is also available at no charge upon request from Pinetree or Genevest.

The Merger Agreement

The Merger Agreement sets forth certain representations, warranties and covenants of each of the parties regarding their status, financial condition, assets and other matters and contemplates the Merger on the terms described in this Circular including the conditions described below:

Mutual Conditions

The Merger Agreement provides that the Merger is subject to the satisfaction or waiver by each of Genevest and Pinetree of certain mutual conditions, including the following:

(i) all regulatory approvals, orders, rulings and consents and all third party consents which, in the determination of Genevest and Pinetree, acting reasonably, are necessary or desirable to proceed with and consummate the Merger shall have been obtained and all applicable notice periods shall have expired;

(ii) without limiting the foregoing, the TSX shall have conditionally approved the listing thereon of the Existing Pinetree Common Shares to be issued or to become issuable in connection with the Merger subject to compliance with the usual requirements of the TSX and any modifications or amendments to the Merger Agreement;

(iii) no legal impediment existing, whether arising under Law or by actions of a court, and no proceedings pending before a court that will have the consequence (or would, if successful, have the consequence) of preventing the Merger; and

(iv) the Merger Agreement not having been terminated (please see "Termination Provisions").

Conditions Precedent for Pinetree

The obligation of Pinetree to consummate the Merger is subject to the fulfilment, or waiver by Pinetree, on or before the Effective Date of certain conditions, including the following:

(i) the Merger having been duly authorized and approved by all requisite corporate proceedings of Genevest (including, without limitation, the Genevest Shareholders);

(ii) each representation and warranty of Genevest contained in the Merger Agreement being true and correct in all material respects on and as of the Effective Date;

(iii) Genevest having performed and complied, in all material respects, with the covenants, conditions and other obligations of the Merger Agreement required to be performed or complied with by it prior to the Effective Time;

(iv) the holders of Genevest Stock Options having agreed to cancel such options subject to their receipt of Pinetree Stock Options in the manner described under "The Merger — Merger Transaction — Treatment of Stock Options"; and

(v) shareholders holding no more than 2% of the outstanding Genevest Common Shares having dissented to the Merger.

Conditions Precedent for Genevest

The obligation of Genevest to consummate the Merger is subject to the fulfilment, or waiver by Genevest, on or before the Effective Date of certain conditions, including the following:

(i) the Merger having been duly authorized and approved by all requisite corporate proceedings of Pinetree and 981268 (including, without limitation, the Pinetree Shareholders and the sole shareholder of 981268 (being Pinetree));

(ii) each representation and warranty of Pinetree and 981268 contained in the Merger Agreement being true and correct in all material respects on and as of the Effective Date with the same force and effect as though the same have been made on and as of the Effective Date;

(iii) Each of Pinetree and 981268 having performed and complied, in all material respects, with the covenants, conditions and other obligations of the Merger Agreement required to be performed or complied with by it prior to the Effective Time;

(iv) Genevest being satisfied that Pinetree has taken all necessary corporate action to allot and issue, at the Effective Time, the Existing Pinetree Common Shares to those Persons entitled thereto, pursuant to the Merger Agreement, and in accordance with their entitlement in respect of the Amalgamation Agreement; and

(v) Genevest being satisfied that Pinetree has taken all necessary corporate action to allot and reserve for issuance such number of Existing Pinetree Common Shares as are required to be issued pursuant to the Pinetree Stock Options issued upon cancellation of the previously outstanding Genevest Stock Options.

Termination Provisions

The Merger Agreement may be terminated by mutual agreement of the parties at any time prior to the Effective Time. Either Pinetree or Genevest may terminate the Merger Agreement unilaterally, without further action on the part of its shareholders prior to the Effective Time, if the Merger does not occur on or before August 31, 2004.

The Amalgamation Agreement

The Amalgamation Agreement is attached as a schedule to the Merger Agreement, and is attached at Schedule "C" to this Circular. As of the Effective Date: (i) the property of each of 981268 and Genevest will continue to be the property of the Amalgamated Corporation; (ii) the Amalgamated Corporation will continue to be liable for the obligations of each of 981268 and Genevest; (iii) any existing cause of action, claim or liability to prosecution with respect to either 981268 or Genevest will be unaffected; (iv) any civil, criminal or administrative action or proceeding pending by or against 981268 or Genevest may be continued to be prosecuted by or against the Amalgamated Corporation; (v) any conviction against or ruling, order or judgement in favour of or against 981268 or Genevest may be enforced by or against the Amalgamated Corporation; (vi) the Articles of Amalgamation of the Amalgamated Corporation will be deemed to be the articles of incorporation of the Amalgamated Corporation and the Certificate of Amalgamation of the Amalgamated Corporation deemed to be the certificate of incorporation of the Amalgamated Corporation; and (vii) the board of directors of the Amalgamated Corporation will consist of the current members of the Pinetree Board and Genevest Board, being Sheldon Inwentash, Steven Saviuk, Bruno Maruzzo, Ronald Perry, Lynn Factor, Joseph Greenberg and Kent Moore.

The 1,500,000 Existing Pinetree Common Shares held by Genevest will be cancelled by Pinetree immediately following the Effective Time. The 1,874,803 Genevest Common Shares currently held by Pinetree to be transferred to 981268 will be effectively cancelled in connection with the Amalgamation by virtue of Pinetree having transferred such shares of 981268 prior to the Effective Date.

Approvals Required

The Merger requires approval by not less than: (i) 66⅔% of the votes cast in respect of the Genevest Amalgamation Resolution at the Genevest Meeting; (ii) a majority of the votes cast in respect of the Pinetree Merger Resolution at the Pinetree Meeting; and (iii) a majority of the votes cast in respect of the applicable resolution being considered at each Meeting (excluding votes cast by the Related Parties).

Exchange of Genevest Common Share Certificates

As it is expected that the Consolidation and Name Change will occur immediately following the Merger, Pinetree does not contemplate issuing certificates evidencing Existing Pinetree Common Shares to Genevest Shareholders. Following the Effective Time and the completion of the Consolidation, certificates for Pinetree Post-Consolidation Common Shares will be issued to holders of Genevest Common Shares in accordance with the Exchange Ratio, adjusted to reflect the Consolidation, against deposit of a letter of transmittal (which will be mailed to Genevest Shareholders promptly after the Effective Time) and certificates representing Genevest Common Shares with the Transfer Agent, Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3.

Holders of certificates for Genevest Common Shares that bear restrictive legends for U.S. securities law purposes shall receive certificates representing Pinetree Post-Consolidation Common Shares bearing similar legends. See "Resale of Existing Pinetree Common Shares Issued to Genevest Shareholders — U.S. Securities Law Matters".

Fractional Shares

No certificates for fractional shares will be issued. Where the number of shares held by a shareholder is not a whole number, the number of shares issued to such shareholder will be rounded down to the nearest whole number without any compensation therefor.

Resale of Existing Pinetree Common Shares Issued to Genevest Shareholders

Canadian Securities Law Matters

The Existing Pinetree Common Shares (and, after the Consolidation, the Pinetree Post-Consolidation Common Shares) received by the holders of Genevest Common Shares will be issued in reliance on exemptions from prospectus and registration requirements of securities laws of certain of the provinces of Canada or in reliance on discretionary orders from securities regulatory authorities.

Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares from "control blocks", Pinetree Post-Consolidation Common Shares issued upon completion of the Merger may be resold in Canada without significant restriction, subject to the usual conditions that no unusual effort or, in certain circumstances, no effort has been made to prepare the market or create demand for the Pinetree Post-Consolidation Common Shares and that no extraordinary commission or consideration is paid in respect of any sale.

U.S. Securities Laws Matters

The Existing Pinetree Common Shares (and, after the Consolidation, the Pinetree Post-Consolidation Common Shares) to be issued to U.S. Shareholders pursuant to the Merger have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by Rule 802 under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside.

If the Genevest Common Shares held by a U.S. Shareholder prior to the Merger were not "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and the U.S. Shareholder will not be an "affiliate" of Pinetree following the Merger, the Existing Pinetree Common Shares (and, after the Consolidation, the Pinetree Post-Consolidation Common Shares) issued to such shareholder may be resold in the United States without restriction under the U.S. Securities Act. If the Genevest Common Shares held by a U.S. Shareholder prior to the Merger were "restricted securities" or the U.S. Shareholder will be an "affiliate" of Pinetree following the Merger, the Existing Pinetree Common Shares (and, after the Consolidation, the Pinetree Post-Consolidation Common Shares) issued to such shareholder will also be subject to restrictions on transfer in the United States. Holders of certificates for Genevest Common Shares that bear restrictive legends for U.S. securities law purposes shall receive certificates representing Pinetree Post-Consolidation Common Shares bearing similar legends. Any U.S. Shareholder who holds "restricted securities" or will be an affiliate of Pinetree following the Merger should obtain the advice of U.S. legal counsel with respect to the application of the U.S. Securities Act to the resale of Existing Pinetree Common Shares (and, after the Consolidation, Pinetree Post-Consolidation Common Shares) in the United States. As defined in Rule 144, an "affiliate" of a corporation is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under the common control with, such corporation.

Subject to certain limitations, all holders who receive Existing Pinetree Common Shares (and, after the Consolidation, the Pinetree Post-Consolidation Common Shares) as a result of the Merger may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, holders of Existing Pinetree Common Shares (and, after the Consolidation, Pinetree Post-Consolidation Common Shares) following the Merger who are not affiliates of Pinetree or who are affiliates of Pinetree solely by virtue of their status as an officer or director of Pinetree may, under the securities laws of the United States, resell their Existing Pinetree Common Shares (and, after the Consolidation, the Pinetree Post-Consolidation Common Shares) in an "offshore transaction" (which would include a sale through the TSX) if neither the seller nor any person acting on the seller's behalf engages in "directed selling efforts" in the United States, and, in the case of a sale of shares by an officer or director who is an affiliate of Pinetree solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For these purposes, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain significant and additional restrictions are applicable to a holder of Existing Pinetree Common Shares (and, after the Consolidation, Pinetree Post-Consolidation Common Shares) who will be an affiliate of Pinetree other than by virtue of his or her status as an officer or director of Pinetree. Such affiliates should obtain the advice of U.S. legal counsel with respect to the application of the U.S. Securities Act to the resale of Existing Pinetree Common Shares (and, after the Consolidation, Pinetree Post-Consolidation Common Shares) in the United States.

The foregoing discussion is only a general overview of the requirements of the U.S. securities laws that may be applicable to the resale of Existing Pinetree Common Shares (and, after the Consolidation, Pinetree Post-Consolidation Common Shares) received pursuant to the Merger. Further information applicable to U.S. Shareholders is disclosed under the heading "Notice to U.S. Shareholders".

Accounting Matters

The Merger will be accounted for as a reverse takeover of Pinetree by Genevest in accordance with Canadian generally accepted accounting principles, since the Genevest Shareholders will hold approximately 70.4% of the outstanding Pinetree Post-Consolidation Common Shares after completion of the transaction. Under this method of accounting, Genevest will be deemed to have acquired Pinetree's assets and assumed Pinetree's liabilities, based on the fair value of the assets acquired and liabilities assumed as of the date of the Merger.

Please refer to the unaudited *pro forma* consolidated financial statements of Pinetree (assuming the completion of the Merger) set forth in Schedule "H" to this Circular and "Information Regarding New Pinetree (Post-Merger) — Post-Merger Accounting". The expenses of the Merger, including legal, accounting and valuation fees and costs of printing, estimated at $230,000, have been included in such unaudited *pro forma* consolidated financial statements of Pinetree.

Certain Canadian Federal Income Tax Considerations

The following comments are a general summary of certain Canadian federal income tax consequences arising under the Tax Act applicable to Genevest Shareholders. **This summary is of a general nature only and is not intended to constitute advice to any particular Genevest Shareholder.** Consequently, Genevest Shareholders are advised to consult with their own tax advisors to assist them in determining and assessing the tax implications of the Merger to them.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and the current published administrative policies of the CCRA. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes to the Tax Act nor does it address provincial or foreign income tax legislation or considerations.

The commentary contained in this summary assumes that persons who hold Genevest Common Shares hold such shares as capital property for the purposes of the Tax Act. Genevest Common Shares will generally constitute capital property to a particular holder provided that such holder is not a trader or dealer in securities and is not engaged in an adventure in the nature of trade with respect to such shares. Certain Genevest Shareholders whose shares might not otherwise qualify as "capital property" may be entitled to obtain such qualification by making the election permitted by subsection 39(4) of the Tax Act. If Genevest Common Shares constitute capital property to a particular holder (by reason of a subsection 39(4) election or otherwise), then the Existing Pinetree Common Shares received in exchange for such Genevest Common Shares will generally also constitute capital property to that holder.

Residents of Canada

The following summary is generally applicable to a Genevest Shareholder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty.

The Amalgamation

A Genevest Shareholder who, on the Amalgamation, exchanges Genevest Common Shares for Existing Pinetree Common Shares, will realize neither a capital gain nor a capital loss on the exchange. The Genevest Shareholder will be considered to have disposed of the Genevest Common Shares for proceeds of disposition equal to the adjusted cost base to the Genevest Shareholder immediately before the Amalgamation of the Genevest Common Shares and to have acquired the Existing Pinetree Common Shares at an aggregate cost equal to those proceeds of disposition.

Disposition of Pinetree Post-Consolidation Common Shares

On the disposition of Pinetree Post-Consolidation Common Shares, a holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder's adjusted cost base of the shares so disposed.

Taxation of Capital Gains and Losses

A Genevest Shareholder who, as described above, realizes a capital gain or a capital loss on the disposition of Pinetree Post-Consolidation Common Shares will generally be required to include in income one-half of any such capital gain ("**taxable capital gain**") and may apply one-half of any such capital loss ("**allowable capital loss**") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

Dissenting Shareholders

Under the current administrative practice of the CCRA, Genevest Shareholders who exercise their right of dissent in respect of the Amalgamation should be considered to have disposed of their Genevest Common Shares for proceeds of disposition equal to the amount paid by the Amalgamated Corporation to them for such Genevest Common Shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such Genevest Common Shares. Any interest awarded to a dissenting Genevest Shareholder will be included in the dissenting Genevest Shareholder's income.

Non-Residents of Canada

General

The following summary is generally applicable to a Genevest Shareholder who, at all relevant times, for the purpose of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, the Genevest Common Shares or Pinetree Post-Consolidation Common Shares in connection with carrying on a business in Canada (a "**Non-Resident Holder**"). Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

A Non-Resident Holder will generally be subject to the same Canadian federal income tax considerations as those discussed above under the heading "Residents of Canada" except that if the holder realizes a capital gain in the circumstances described above, the holder will not be subject to tax under the Tax Act in respect of the capital gain unless the shares disposed of are "taxable Canadian property" for the purposes of the Tax Act and the holder is not afforded any relief under an applicable tax treaty.

The Genevest Common Shares and Pinetree Post-Consolidation Common Shares will normally not be considered taxable Canadian property to a Non-Resident Holder at a particular time provided (i) such shares are listed on a prescribed stock exchange (which includes the TSX and TSXV) and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of Genevest or Pinetree at any time during the 60-month period preceding the particular time, and (ii) such shares are not otherwise deemed to be taxable Canadian property. Pinetree Post-Consolidation Shares received on the Amalgamation will be deemed to be taxable Canadian property of the Non-Resident Holder if the Genevest Common Shares exchanged therefore were "taxable Canadian property".

Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence, of disposing of "taxable Canadian property" if, based on the above summary, their Genevest Common Shares or Pinetree Post-Consolidation Common Shares are or may be "taxable Canadian property".

Dissenting Shareholders

Where Non-Resident Holders receive interest consequent upon the exercise of their dissent rights, such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

Dissent Rights

Registered Genevest Shareholders have, pursuant to Section 191 of the ABCA, the right to dissent from the Genevest Amalgamation Resolution and to be paid the fair value of the Genevest Common Shares by Genevest. A copy of Section 191 is attached as Schedule "D" to this Circular. The following summary of the rights of a Genevest Shareholder to dissent is not a comprehensive statement of the procedures to be followed by a Genevest Shareholder who seeks payment of the fair value of his or her Genevest Common Shares and is qualified in its entirety by reference to Section 191 of the ABCA with respect to the Amalgamation. A registered Genevest Shareholder who intends to exercise his or her right of dissent and appraisal should carefully comply with the provisions of these sections. Failure to comply with the provisions of these sections and to adhere to the strict procedures established therein may result in the loss of all rights thereunder.

Pursuant to Section 191 of the ABCA, a registered Genevest Shareholder may, at any time at or prior to the Genevest Meeting, dissent to the Genevest Amalgamation Resolution in respect of his or her Genevest Common Shares by delivering to Genevest or by sending by registered mail to Genevest a notice of dissent addressed to Genevest at its office located at Suite 2810, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1A9, Attention: L.M. Falzone, and subject to s. 191 of the ABCA, require Genevest to pay to the Genevest Shareholder fair value for all of his or her Genevest Common Shares. The fair value of such Genevest Common Shares, unless agreed to by Genevest and the Genevest Shareholder, will be determined by the Alberta courts pursuant to Section 191 of the ABCA.

A registered Genevest Shareholder's right to give a notice of dissent with respect to the Genevest Amalgamation Resolution will lapse if not exercised before the Genevest Meeting. Further, a notice of dissent ceases to be effective if the registered shareholder seeking to exercise such shareholder's right to dissent votes in favour of the Genevest Amalgamation Resolution.

Persons who are beneficial owners of Genevest Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owners of such Genevest Common Shares are entitled to dissent. Accordingly, a beneficial owner of Genevest Common Shares desiring to exercise a right of dissent to the Genevest Amalgamation Resolution must make arrangements for such Genevest Common Shares that are beneficially owned by the Person to be registered in the Person's name prior to the time the written objection to the Genevest Amalgamation Resolution is required to be received by Genevest, or, alternatively, make arrangements for the registered holder of the Genevest Common Shares to dissent on the Person's behalf.

CONSOLIDATION AND NAME CHANGE

Conditional upon the Pinetree Merger Resolution being approved, Pinetree is proposing to complete the Consolidation in order to reduce the number of common shares that will trade following the Merger and to provide for a more efficient market.

Approval Required

In order to be effective, the Pinetree Consolidation and Name Change Resolution requires the approval of not less than 66⅔% of the votes cast by Pinetree Shareholders represented at the Pinetree Meeting in person or by proxy. At the Pinetree Meeting, Pinetree Shareholders will be asked to consider, and if thought fit, approve the Pinetree Consolidation and Name Change Resolution substantially in the form attached hereto as Schedule "A-2".

Exchange of Existing Pinetree Shares

Following the effective time of the Consolidation, certificates for Pinetree Post-Consolidation Common Shares will be issued to holders of Existing Pinetree Common Shares on the basis of one Pinetree Post-Consolidation Common Share for each 1.75 Existing Pinetree Common Shares, against deposit of their certificates representing Existing Pinetree Common Shares with the Transfer Agent at its office at 420-120 Adelaide Street West, Richmond Adelaide Centre, Toronto, Ontario M5H 4C3. Until such time as the certificates are exchanged, certificates evidencing Existing Pinetree Common Shares will continue to be valid except such certificates will evidence the right of the holder to that number of Pinetree Post-Consolidation Common Shares that equals the number of Existing Pinetree Common Shares set forth on the certificate divided by 1.75.

No certificates for fractional shares will be issued. Where the number of Existing Pinetree Common Shares held by a shareholder is not evenly divisible by 1.75, the number of Pinetree Post-Consolidation Common Shares issued to such shareholder will be rounded down to the nearest whole number without any compensation therefor provided that Pinetree Shareholders that otherwise would be entitled to less than one Pinetree Post-Consolidation Common Share will receive one Pinetree Post-Consolidation Common Share such that no Pinetree Shareholders are eliminated as a result of the Consolidation.

Holders of certificates for Existing Pinetree Common Shares that bear restrictive legends for U.S. securities law purposes shall receive certificates representing Pinetree Post-Consolidation Common Shares bearing similar legends.

Recommendations of the Pinetree Board of Directors

The Pinetree Board unanimously approved the Consolidation and Name Change and recommends that Pinetree Shareholders vote to approve the Pinetree Consolidation and Name Change Resolution at the Pinetree Meeting.

PINETREE OPTION PLAN

The Pinetree Option Plan currently permits the grant of up to 2,000,000 Pinetree Stock Options. At the Pinetree Meeting, Pinetree Shareholders will be asked to consider, and if thought fit, approve the Pinetree Option Resolution substantially in the form attached hereto as Schedule "A-3", to increase the number of Pinetree Stock Options issuable under the Pinetree Option Plan by 3,250,000 such that the number of Existing Pinetree Common Shares reserved for issue upon the exercise of options granted under the Pinetree Option Plan is set at 5,250,000 (or 3,000,000 Pinetree Post-Consolidation Common Shares).

The Pinetree Board has issued Pinetree Stock Options to purchase up to 1,437,500 Existing Pinetree Common Shares under the Pinetree Stock Option Plan of which Pinetree Stock Options to purchase 516,832 Existing Pinetree Common Shares have been surrendered or have expired unexercised, leaving Pinetree Stock Options to purchase up to 1,079,332 Existing Pinetree Common Shares available for granting. There are currently outstanding Pinetree Stock Options to purchase up to 1,020,668 Existing Pinetree Common Shares. In the event the Merger proceeds, the number of Pinetree Stock Options outstanding under the Pinetree Option Plan will be approximately 4,588,335 (or 2,621,906 Pinetree Stock Options after the Consolidation) while there will be approximately 23,910,529 issued and outstanding Existing Pinetree Common Shares (or approximately 13,663,159 Pinetree Post-Consolidation Common Shares). Management is seeking to set the number of Existing Pinetree Common Shares issuable upon exercise of Pinetree Stock Options granted under the Pinetree Option Plan at 5,250,000 (or 3,000,000 Pinetree Post-Consolidation Shares) representing approximately 22.0% of the issued and outstanding Existing Pinetree Common Shares after completion of the Merger.

Description of Pinetree Option Plan

The purpose of the Pinetree Option Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in Pinetree and benefit from its growth. The Pinetree Stock Options are non-assignable and may be granted for a term not exceeding five years.

Pinetree Stock Options can only be granted to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the securities of Pinetree may be listed or may trade from time to time. The aggregate number of Existing Pinetree Common Shares issuable under the Pinetree Option Plan is currently 2,000,000 (or approximately 1,142,857 Pinetree Post-Consolidation Common Shares). The exercise price of Pinetree Stock Options cannot be less than the fair market value of the Existing Pinetree Common Shares at the time the option is granted. A copy of the Pinetree Option Plan is attached hereto as Schedule "I".

Summary of Outstanding Options

Set forth below is a summary of the outstanding Purchase Stock Options as at April 20, 2004:

Holder of Options	Number of Existing Pinetree Common Shares Under Options[1]	Exercise Price[2][3]	Expiration Date	Market Price of Existing Pinetree Common Shares on Date of Grant[4]
Three executive officers, as a group	100,000	$1.20	March 23, 2004	$1.20
	295,668	$2.51	December 16, 2004	$3.05
	150,000	$3.62	January 23, 2005	$4.25
	190,000	$2.00	January 21, 2006	$2.00
	25,000	$2.00	February 13, 2006	$2.00
Three directors who are not also executive officers	125,000	$3.62	January 23, 2005	$4.00
	100,000	$1.00	June 10, 2008	$0.80
—	2,500	$3.50	May 29, 2005	$3.50
	5,000	$2.00	July 11, 2006	$1.20
	12,500	$1.00	December 3, 2006	$0.65
	10,000	$1.00	June 10, 2008	$0.80
	5,000	$1.35	January 20, 2009	$1.35

(1) In each case, the number of Pinetree Post-Consolidation Common Shares under options will be 1/1.75 of the number of Existing Pinetree Common Shares under option following the completion of the Consolidation.

(2) A reduction of the exercise price to $1.00 is being considered for approval at the Pinetree Meeting.

(3) In each case, the Exercise Price will be the product of 1.75 multiplied by the exercise price set forth in the table following the completion of the Consolidation.

(4) Based on the closing price of the Existing Pinetree Common Shares on the trading date immediately preceding the date of grant.

Approval Required

Conditional upon the Pinetree Merger Resolution and the Pinetree Consolidation and Name Change Resolution being approved, at the Pinetree Meeting, Pinetree Shareholders will be asked to consider, and if thought fit, approve the Option Plan Resolution substantially in the form attached hereto as Schedule "A-3", to set the number of Existing Pinetree Common Shares reserved for issue upon the exercise of Pinetree Stock Options at 5,250,000 (or 3,000,000 Pinetree Post-Consolidation Common Shares). Approval of the Option Plan Resolution will be obtained if a majority of the votes cast by disinterested shareholders are in favour. The proposed amendment to the Pinetree Option Plan is also conditional upon the approval of the TSX (and receipt of all requisite documentation necessary to list the additional Existing Pinetree Common Shares issuable under the Pinetree Option Plan).

If the Option Plan Resolution is approved, the number of Existing Pinetree Common Shares issuable under the Pinetree Option Plan will be fixed at 5,250,000 (or 3,000,000 after giving effect to the Consolidation) representing approximately 22% of the issued and outstanding Existing Pinetree Common Shares following completion of the Merger. In the event the Merger proceeds, Pinetree Stock Options for approximately 3,567,667 additional Existing Pinetree Common Shares (or approximately 2,038,667 after giving effect to the Consolidation) would be issued in connection with the cancellation of 1,621,667 Genevest Stock Options (please see "The Merger — Treatment of Genevest Stock Options") resulting in Pinetree Stock Options for approximately 4,588,335 Existing Pinetree Common Shares outstanding under the Pinetree Option Plan (or approximately 2,621,905 after giving effect to the Consolidation). Accordingly, assuming the Merger proceeds, the proposed changes would permit the grant of Pinetree Stock Options for an additional 661,665 Existing Pinetree Common Shares (or approximately 378,095 after giving effect to the Consolidation) subject to any limitations imposed by applicable regulations, laws, rules and policies.

Management of Pinetree is of the opinion that the proposed amendment to the Pinetree Option Plan to increase the number of Existing Pinetree Common Shares available for issuance thereunder would be beneficial to Pinetree as it would permit the Merger to proceed, provide it with greater flexibility to grant options and assist Pinetree in attracting and retaining qualified senior management, directors and other service providers.

Recommendation of the Pinetree Board

The Pinetree Board has concluded that the proposed amendments to the Pinetree Option Plan is in the best interests of Pinetree and recommends that Pinetree Shareholders vote to approve the Option Plan Resolution at the Pinetree Meeting.

AMENDMENTS TO CERTAIN OPTIONS

Approval Required

Pinetree Shareholders will be asked to consider, and if thought fit, to approve, with or without amendments, a resolution (the "**Option Resolution**") amending certain options held by the directors, officers and consultants (the "**Pinetree Optionees**"), by decreasing the exercise prices of such options (as described in the table below) to $1.00 per Existing Pinetree Common Share and extending the expiry date of such options (as described in the table below) to June 10, 2008. Pinetree Shareholders are being asked to approve the reduction of the exercise price to $1.00 per Existing Pinetree Common Share and extend the expiry date to June 10, 2008 on the following options:

Optionee	Number of Shares Issuable on Exercise	Current Exercise Price/Share	Current Expiry Date
Sheldon Inwentash	100,000	$1.20	March 23, 2004
Sheldon Inwentash	195,668	$2.51	December 16, 2004
Luigi M. Falzone	100,000	$2.51	December 16, 2004
Larry Goldberg	150,000	$3.62	January 23, 2005
Ron Perry	25,000	$3.62	January 23, 2005
Steve Saviuk	100,000	$3.62	January 23, 2005
Sheldon Inwentash	190,000	$2.00	January 21, 2006
Luigi M. Falzone	25,000	$2.00	February 13, 2006
Total	**885,668**		

Approval of the Option Resolution will be obtained if a majority of the votes cast by disinterested shareholders are in favour.

Recommendation of the Pinetree Board

The Pinetree Board has concluded that the amendments to the terms of the Pinetree Stock Options is in the best interests of Pinetree and recommends that Pinetree Shareholders vote to approve the Option Resolution at the Pinetree Meeting.

PART 3: INFORMATION REGARDING PINETREE AND GENEVEST

INFORMATION REGARDING PINETREE

The following information is presented on a pre-Merger basis and is reflective of the current business, financial and share capital position of Pinetree on a consolidated basis. Please see "Information Regarding New Pinetree (Post Merger)" for pro forma business, financial and share capital information for New Pinetree (Post Merger).

The information concerning Pinetree contained in this Circular has been furnished by Pinetree, which takes sole responsibility for the accuracy and completeness of the information set out herein relating to Pinetree. Genevest is relying solely on this information in completing those portions of this Circular relating to Pinetree. Genevest has no reason to believe that any of the information provided to it by Pinetree contains an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Name and Incorporation

Pinetree was incorporated under the *Corporations Act* (Ontario) by Letters Patent dated May 11, 1962 as Pinetree Exploration Limited, with an authorized capital of 3,000,000 common shares of par value of $1.00 each, for the purposes of conducting mining exploration and development. By Articles of Amendment dated November 16, 1971, all of its issued and unissued common shares were changed to shares without par value. By Articles of Amendment dated May 19, 1981, the authorized capital was increased to 10,000,000 common shares. By Articles of Amendment dated January 24, 1989, the authorized capital was increased to an unlimited number of common shares and the objects set out in the Letters Patent were deleted. By Articles of Amendment dated January 28, 1992, outstanding common shares were consolidated on a 10:1 basis and its name was changed to "Pinetree Capital Inc.". By Articles of Amendment dated July 8, 1996, its outstanding common shares were consolidated on a 3:1 basis and the name of the company was changed to "Pinetree Capital Corp.". Pinetree is a reporting issuer in Ontario, Quebec, Alberta and British Columbia. The head office and registered office of Pinetree is located at 130 King Street West, Suite 2810, Toronto, Ontario, Canada, M5X 1A9.

Intercorporate Relationships

The following chart illustrates inter-corporate relationships, the jurisdictions of incorporation and percentage of votes beneficially owned by or over which Pinetree exercises control or direction of each material Subsidiary of Pinetree:



Pinetree Capital Corp.
(Ontario)
100%
100%
100%
Emerald Capital Corp. (Alberta)
Pinetree (Barbados) Inc. (Barbados)
981268 Alberta Ltd. (Alberta)

General Development of the Business, Significant Acquisitions and Significant Dispositions

Pinetree's focus is to identify emerging growth businesses which have innovative proprietary products and to provide these businesses with strategic financing in their early stages of development. Pinetree's investment targets are primarily those companies with technologies in Application and Platform Software, Telecommunications and Fibre Optics, and Biomedical Technology. Pinetree cultivates these business relationships, taking leadership positions in the companies in which it invests, and provides them with financial and personnel resources as well as strategic counsel. As well, beginning in 2003, Pinetree began to invest in the shares of companies involved in mineral resource and precious metals exploration. The objective is to maximize investment value in the short term and enhance shareholder's equity in the long term.

Pinetree commenced its current business in March 1992, when new management, which included Sheldon Inwentash, the current Chairman and CEO of Pinetree, joined Pinetree. Pinetree raised approximately $9.3 million in the first two years and commenced its acquisitions of interests in companies with proprietary new technologies. In the years since, Pinetree acquired its initial interests in many of the long-term principal holdings, some of which it continues to hold today. In 1994, it acquired its initial interest in Enghouse and Genevest; in 1995, it acquired its initial interest in Manitex Capital Inc. ("**Manitex**"); in 1998, it acquired its initial interest in Lumenon Innovative Lightwave Technology Inc. ("**Lumenon**"); in 1999, it acquired its interest in SoftQuad Software, Inc. ("**SoftQuad**"); in 2000, through its wholly-owned subsidiary, Pinetree (Barbados) Inc. ("**Pinetree Barbados**"), it acquired its interest in Primacy Corporation ("**Primacy**") and Fiber Optic System Technology, Inc. ("**Fox-Tek**"); and in 2001, it entered into a definitive agreement to sell its SoftQuad interests to Corel Corporation ("**Corel**"), acquired its initial interest in Catalyst Solutions Inc. ("**Catalyst**") and through its wholly-owned subsidiary, Pinetree Barbados, it acquired its initial interest in Solomon Technologies, Inc. ("**Solomon**"). Since the end of 2001, Pinetree has not made any additional strategic investments. It has, instead, focused on its current investment portfolio, selling some businesses, financing others (both directly and by attracting outside investors) and continuing to offer management and strategic counsel to its existing investee companies. Please see "Information Regarding Pinetree — Principal Holdings" for a description of Pinetree's long-term principal holdings.

The executive offices of Pinetree are located in leased premises of approximately 4,400 square feet located at Suite 2810, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1A9. Please see "Information Regarding Pinetree — Material Contracts".

Throughout the year ended December 31, 2003, Pinetree, on average, had three full-time individuals who performed management and executive functions and four full-time individuals who performed administrative and professional functions. The persons performing these functions split their time between Genevest, Pinetree and associated companies.

Investment Objectives, Policies and Restrictions

Set out below are summaries of Pinetree's investment objectives, policies, criteria, restrictions and valuation policies, all of which are substantially similar to those of Genevest, as described under "Information Regarding Genevest — General Development of the Business, Significant Acquisitions and Significant Dispositions".

Investment Objectives and Policies

Pinetree intends to continue to develop and manage a portfolio of equity securities of emerging growth businesses with breakthrough proprietary products, in both private and public issuers. Since 2003, Pinetree has also made investments in precious metals and other mineral-related companies. In normal circumstances, approximately 85% of Pinetree's total assets will be allocated to such holdings. Pinetree intends to acquire and hold securities predominately for long-term capital appreciation. No assurance can be given that Pinetree will continue to be able to realize its objective of achieving capital appreciation with respect to all of its holdings. Through its management, independent consultants and the Pinetree Board, Pinetree has the capability to appraise and structure transactions from a technical, business and financial point of view. The weighting among various holdings will be adjusted from time-to-time with a view to maximizing total return as market conditions change. The Pinetree Board is responsible for determining Pinetree's policies with respect to the nature and weighting of its holdings and have approved these investment objectives and policies. As well, any particular investment exceeding $500,000 must be approved by the Pinetree Board. In the event an investment described in paragraph (ii) or (iii) under the heading "Investment Restrictions" below is contemplated, the officer or director described therein shall be required to disclose his interest, and will also abstain from voting on any directors resolution proposing the investment.

Criteria

Pinetree intends to develop and manage a portfolio of equity securities of emerging growth businesses with breakthrough proprietary products in both private and public issuers. Pinetree's current portfolio is divided into three technology sectors: (i) application and platform software; (ii) telecommunications and fiber optics; and (iii) biomedical technology. Going forward, Pinetree's principal focus will be in the three aforementioned areas; however, Pinetree will also continue to review newly emerging technologies for investment opportunities. Pinetree intends to invest in securities of corporations which it believes have breakthrough intellectual property which can be commercialized. In the past, Pinetree has generally taken a 10% to 35% equity interest in a company, with management in most cases retaining at least a 20% equity interest. It is expected that, as Pinetree's capital base continues to grow, it will take a higher percentage of its investee companies (25% to 40%) while still ensuring that existing management of such investees retains a significant stake. Investments in more mature companies may be for smaller equity interests. When evaluating securities of any issuer, the evaluation will be consistent with the method by which securities of other issuers in the same industry are evaluated. In selecting securities comprising its portfolio, Pinetree will consider various factors in relation to any particular corporation, including:

(a) inherent value of its intellectual property;

(b) proven management, clearly-defined management objectives and strong technical and professional support;

(c) requirements for further capital to develop the full potential of its business;

(d) its involvement in sectors of an industry which, in the opinion of Pinetree's management, is enjoying or is expected to enjoy greater growth than other sectors of the industry;

(e) the anticipated rate of return and the level of risk; and

(f) the degree of market liquidity of the securities.

Valuation Policy

Pinetree's holdings in listed securities will, in all but exceptional cases, be valued at fair market value based on the closing prices at a point in time as reported on recognized stock exchanges or over-the-counter markets. In the event that a listed company is not actively traded, its securities will be valued at the bid price. For this purpose, any market prices quoted other than in Canadian currency will be translated to Canadian currency at the rate of exchange prevailing at the time of valuation. Pinetree's holdings in private issuers will initially be valued at cost and not be revalued unless, upon the recommendation of Pinetree's management, a revaluation is considered to be warranted. The "net asset value" of each outstanding Existing Pinetree Common Share will be the quotient obtained by dividing the value of the net assets of Pinetree (that is, the value of its assets less its liabilities) by the total number of outstanding Existing Pinetree Common Shares.

Other Holdings

With cash that has not been committed to long term investments, Pinetree trades in marketable securities for the purposes of achieving gains thereon. While securities of Canadian, U.S. and other issuers are intended to be Pinetree's primary focus, depending upon market, financial or other conditions, Pinetree may from time to time for brief periods hold short-term obligations and any other type of securities issued or guaranteed by the governments of Canada, any province thereof, the Government of the United States of America or agencies thereof, any state thereof, or short-term paper and certificates of deposit issued by Canadian and U.S. banks.

Investment Restrictions

Pinetree shall not:

(i) purchase, other than in a situation where Pinetree is increasing its position in securities of an issuer already held, securities of any issuer of which more than 5% of the issued and outstanding voting securities are beneficially owned, either directly or indirectly, by an officer or director of Pinetree, or by any person who is a substantial security holder of Pinetree or by any person who is a consultant to Pinetree, or any combination thereof without such officer, director, substantial security holder or consultant disclosing his interest to Pinetree and, in the case of a director, abstaining from voting on any directors' resolution proposing the investment;

(ii) purchase securities from or sell or loan securities to any person who is an officer or director of Pinetree, or a substantial security holder of Pinetree, or any person who is a consultant to Pinetree without such officer, director, substantial security holder or consultant disclosing his interest to Pinetree and, in the case of a director, abstaining from voting on any directors' resolution proposing the investment;

(iii) purchase securities of any "open" or "closed-end" investment funds;

(iv) engage in the business of underwriting securities;

(v) purchase or sell commodities or future contracts; or

(vi) purchase or sell mortgages.

For all purposes of the foregoing restrictions:

"substantial security holder" means a person or corporation or group of persons or corporations which own beneficially, either individually or together, or directly or indirectly, voting securities to which are attached more than 10% of the voting rights attached to all of the voting securities of Pinetree for the time being outstanding;

"voting securities" means any security other than a debt security of an issuer carrying the voting rights either under all circumstances or under some circumstances that have occurred and are continuing.

Where investment policies and restrictions are based upon a percentage of Pinetree's funds, such percentages are based upon the cost amount of Pinetree's assets determined at the time of investment. Any subsequent change in any applicable percentage resulting from changing values will not require elimination of any security from Pinetree's portfolio. In the event Pinetree proposes to acquire convertible debt instruments in its portfolio, the investment policies and restrictions will be based on the assumption that the debt instruments have in fact been converted.

Principal Holdings

The following is a list of Pinetree's principal holdings as at December 31, 2003:

INVESTMENTS WITH A QUOTED VALUE

Companies	Security Description		Cost ($)	Fair Value ($)
Enghouse Systems Limited	600,000	common shares	1,452,773	9,720,000
Genevest Inc.	1,870,803	common shares	1,641,659	5,612,409
Tengtu International Corp.	593,000	common shares		
	275,000	warrants expire Jun 19, 2004	419,184	1,494,674
FNX Mining Company Inc.	157,500	common shares	991,915	1,373,400
Bolivar Gold Corp.	250,000	common shares		
	125,000	warrants expire Aug 25, 2008	337,500	591,250
Other equity investments(1)			4,468,956	3,846,418
			9,311,987	22,638,151

INVESTMENTS WITH NO QUOTED MARKET VALUE

Fiber Optics System Technology Inc.	428,135	common shares;	2,710,540	
	93,012	warrants expire Oct 13, 2005		
	10%	Series "A" convertible debenture		
	10%	Series "B" convertible debenture		
Primacy Corporation	3,530,373	common shares	1,881,038	
Solomon Technologies, Inc.	11%	convertible debenture, due May 31, 2004	703,573	
Other equity investments			643,943	
Total cost			5,939,094	5,939,094
Unrealized loss				(2,635,668)
Fair value of investments with no quoted market value				3,303,426
TOTAL INVESTMENTS			**15,251,081**	**25,941,577**

(1) Other equity investments include all investments which are not in the top five investments, by fair value, held by Pinetree as at December 31, 2003.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is reasonably expected to have a material effect on Pinetree's consolidated business, financial condition or results of operations as at the date of this Circular, except as otherwise disclosed herein or except in the ordinary course of business.

Selected Consolidated Financial Information

The following tables set out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of Pinetree attached as Schedule "F" to this Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

The following is a summary of certain selected unaudited consolidated financial information of Pinetree for each of the last eight fiscal quarters ended December 31, 2003.

	Three Months Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Net investment gain (loss)	$(565,864)	$2,388,369	$3,300,356	$4,604,654
Net income (loss)	$(477,048)	$2,456,790	$2,958,528	$4,487,160
Earnings (loss) per Existing common share — Basic and Diluted	$ (0.05)	$ 0.27	$ 0.33	$ 0.52

	Three Months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Net investment gain (loss)	$(1,068,806)	$(3,715,200)	$(3,334,757)	$944,898
Net income (loss)	$(1,419,669)	$(4,012,817)	$(3,808,391)	$483,048
Earnings (loss) per Existing common share — Basic and Diluted	$ (0.15)	$ (0.43)	$ (0.41)	$ 0.05

The following is a summary of certain consolidated annual financial information of Pinetree for each of the last three years:

	Year Ended December 31,		
	2003[2]	2002	2001[1]
Net investment gain (loss)	$ 9,727,515	$(7,173,865)	$(28,734,016)
Net income (loss)	$ 9,425,430	$(8,757,859)	$(26,621,467)
Earnings (loss) per Existing common share — Basic	$ 1.06	$ (0.94)	$ (2.81)
Earnings (loss) per Existing common share — Diluted	$ 1.06	$ (0.94)	$ (2.81)
Total assets	$26,310,972	$18,917,019	$ 26,225,221
Long-term Debt	$ —	$ —	$ —

(1) Effective January 1, 2001, Pinetree changed its accounting policy for marketable securities, equity investments and other investments to the fair value method. In prior years, Pinetree accounted for its marketable securities using the lower of cost and market method. Equity investments, where Pinetree did not have control but was able to exercise significant influence over an investee, were carried at cost plus Pinetree's equity in undistributed earnings (losses), less dividends received, since the date of acquisition. Other long-term investments were carried at cost and were written down to their market value where other than a temporary decline in market value had occurred. This change in policy to fair value has been accounted for retroactively and accordingly, the comparative selected consolidated financial data for fiscal 2000 have been restated. Years prior to 2000 have not been restated. The fair value method allows Pinetree to present consolidated financial statements that are consistent with its operating activities, and provides more useful information to evaluate Pinetree's business. Investments with quoted market prices are shown at their market prices, discounted appropriately for any restrictions there may be on Pinetree's ability to trade the shares. Investments in private companies are shown at cost unless there has been an event that either permanently reduces or increases the value of the investment. As part of the change in accounting policy for investments to fair value, unrealized changes in the fair value of investments are now recorded as part of income for the year. Also, in 2001, Pinetree retroactively adopted the new recommendations for determining earnings per share issued by the Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income attributable to holders of Existing Pinetree Common Shares by the weighted average number of Existing Pinetree Common Shares outstanding during the year, excluding shares securing employee share purchase loans and shares in escrow. Diluted earnings per share are in accordance with the treasury stock method and are based on the weighted average number of Existing Pinetree Common Shares and dilutive Existing Pinetree Common Share equivalents outstanding. Prior year selected consolidated financial data have been restated to conform with the recommendations. Years prior to 2000 have not been restated.

(2) Effective January 1, 2003, Pinetree adopted CICA 3870, "Stock-based Compensation and Other Stock-based Payments". Under this new standard, companies are required to account for all stock options granted in accordance with the fair value method of accounting for stock-based compensation after January 1, 2004 and are required to apply this new standard retroactively if they adopt the new standard after January 1, 2004. As permitted by CICA 3870, Pinetree has applied this change prospectively for new awards granted on or January 1, 2003.

Management Discussion and Analysis of Financial Condition and Operating Results

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002:

Results of Operations

Effective January 1, 2003, Pinetree adopted CICA 3870, "Stock-based Compensation and Other Stock-based Payments". Under this new standard, companies are required to account for all stock options granted in accordance with the fair value method of accounting for stock-based compensation after January 1, 2004 and are required to apply this new standard retroactively if they adopt the new standard after January 1, 2004. As permitted by CICA 3870 Pinetree has applied this change prospectively for new awards granted on or after January 1, 2003. During the year ended December 31, 2003, Pinetree granted 112,500 options exercisable at $1.00 per common share, expiring June 10, 2008. Pinetree also repriced 7,500 common shares to $1.00 which were previously exercisable at prices ranging from $2.00 to $3.50. Accordingly, included in the operating, general and administrative expenses was $14,953 relating to stock options granted and repriced during the year as a result of the application of the new standard.

For the year ended December 31, 2003, Pinetree generated realized net losses on disposal of investments of $2,499,530 compared to net gains in 2002 of $668,032. The net losses in the current year arose primarily from losses on sales of Pinetree's investments in NSI Global Inc. ("NSI") and a deemed sale of Pinetree's investment in iJoin Systems Inc., offset by a gain on the sale of some of Pinetree's holdings in Enghouse Systems Limited and a number of smaller gains on sales of marketable securities, primarily in the mineral resource sector. The net gains in the prior period arose primarily on the exchange of SoftQuad Software, Ltd. ("**SoftQuad**") common shares for Corel Corporation common shares, when Corel acquired SoftQuad in a share-for-share exchange, and the subsequent disposal of those Corel shares.

Pinetree had reversals of previously recorded unrealized net losses of $2,827,619 compared to reversals of net gains of $1,349,372 in the prior year. These reversals arise when investments are sold in the current period on which Pinetree previously recorded unrealized net losses or gains.

In the year ended December 31, 2003, Pinetree recorded unrealized net gains on investments of $9,399,426 compared to unrealized net losses of $6,492,525 in 2002. The unrealized net gains for the current year are due primarily to increased market values in Enghouse Systems Limited and Genevest of $3,780,000 and $3,396,069, respectively.

Interest and dividend income totalled $16,601 in the year ended December 31, 2003 compared to $24,963 in 2002 while other income increased slightly from the prior year, from $214,064 to 231,137 in 2003.

Operating, general and administrative expenses in the year ended December 31, 2003 decreased by 18%, from $1,339,161 in the year ended December 31, 2002 to $1,100,746 in the current year. The decrease in the current year is due to Pinetree's ongoing efforts to reduce operating costs.

Pinetree experienced an unrealized foreign exchange gain of $1,031,225 on its U.S. dollar denominated net assets versus a foreign exchange gain of $68,570 in the year ended December 31, 2002. The large gain arose due to the significant improvement through the year in the value of the Canadian versus the U.S. dollar, reducing the Canadian dollar value of U.S. dollar advances from an affiliated company and amounts due to brokers. Interest expense decreased slightly to $400,720 from $464,101 in 2002, due primarily to a drop in interest rates and repayment of advances from an affiliated company throughout the year.

Net income for the year ended December 31, 2003 was $9,425,430 ($1.06 per share), arising primarily from net unrealized gains on investments and reversal of previously unrealized losses on disposal of investments. In the prior year, net loss for the year was $8,757,859 ($0.94 per share), primarily from net unrealized losses on investments.

Pinetree has no provision for income taxes due to its non-capital losses carried forward position at the beginning of the year.

Cash Flows

Cash used from operating activities was $1,877,438 in 2003, a net decrease of $3,351,307 from net cash generated from operations of $1,473,869 in 2002. Due to brokers increased by $1,019,709 from $1,055,724 in 2002 to $2,075,433 in 2003 which positively impacted the cash flows from operating activities. The positive impact from the increase in due to brokers was reduced by a net repayment to Genevest of $3,832,450.

For the year ended December 31, 2003, cash used in financing activities was $291,709 in 2003, a net increase of $197,311 from $94,398 in 2002. The decrease was primarily a result of monies used to purchase Pinetree's common shares under an issuer buyback plan.

Cash flows from investing activities was $1,981,878 in 2003 as compared to net cash used of $1,234,552 in 2002. During the year, Pinetree purchased $4,540,026 of investments, an decrease of $11,189,488 as compared to $15,729,514 in 2002. Pinetree had proceeds from its disposition of investments of $6,532,493 as compared to $14,152,144 in 2002.

For the year ended December 31, 2003, Pinetree had a net cash use of $187,269 as compared to a increased of cash and cash equivalents of $144,919 in 2002.

Investments

During the year ended December 31, 2003, Pinetree did not make any new strategic investments. However, Pinetree did make a number of new investments in, and dispositions of, marketable securities of a variety of mineral resource companies yielding net realized gains of approximately $600,000.

Pinetree sold a small portion of its holding in Enghouse Systems Limited for a net gain of approximately $380,000 and disposed of the remainder of its holdings of Lumenon Innovative Lightwave Technology Inc. and NSI Global Inc. for a realized loss of approximately $490,000 and $1,530,000 respectively.

During the year, Pinetree disposed of its investment in Quick Link Communications for a realized loss of approximately $395,000 and received full payment from iTravel2000 for the debt investment of $250,000 plus accrued interest.

Through its wholly owned subsidiary, Pinetree (Barbados) Inc., Pinetree invested a total of U.S.$440,000 in Fiber Optics Systems Technology Inc. through secured series "A" and "B" convertible debentures. Subsequent to December 31, 2003, Pinetree purchased an additional 10% secured B convertible debenture for U.S.$76,000. On February 16, 2004, all convertible debentures were converted to 1,529,541 common shares and 2,294,311 purchase warrants. Each purchase warrant can be exercised for one common share at a price of $0.75 per share expiring February 27, 2006.

On February 17, 2003, Fiber Optics System Technology Inc. had a stock split on its outstanding common shares prior to the conversion of the convertible debenture to common shares of 5.4493:1. As a result of the stock split, as at the date of this report Pinetree held 3,862,568 common shares and 2,294,322 purchase warrants with an exercise price of $0.75 per common share expiring February 27, 2006 and 506,848 warrants with an exercise price of U.S.$0.75 per common share expiring on October 13, 2005.

During the year ended December 31, 2003, Pinetree wrote down its investment in Primacy Corporation to $200,000 due to Primacy's financial position and market condition for Primacy's products.

Liquidity and Capital Resources

As at December 31, 2003, the fair value of Pinetree's portfolio increased to $25,941,577 from $18,206,529 at the end of fiscal 2002 due primarily to fair value adjustments of its holdings in Enghouse Systems Limited and Genevest The cost base of Pinetree's portfolio was $15,251,081 as at December 31, 2003 (2002 — $19,743,077). As such, the excess of fair value over cost stood at $10,690,496 versus a deficit (excess of cost over fair value of $1,536,548) as at December 31, 2002.

Cash and cash equivalents stood at $48,837 on December 31, 2003 as compared to $236,106 on December 31, 2002, a decrease of $187,269. Advances from an affiliated company decreased by $3,832,450, from $6,626,047 at December 31, 2002 to $2,793,597 at December 31, 2003. The decrease was due to significant repayments of amounts owing, and to a reduction in the Canadian dollar equivalent of U.S. dollar amounts owing because of the strengthening of the Canadian dollar. Amounts due to brokers increased by $2,075,433 from $2,518,957 as at December 31, 2002 to $4,594,390 as at December 31, 2003.

Pinetree continues to have no long-term debt; however, Pinetree made a lease commitment for its premises starting June 1, 2001 for annual payments of approximately $243,000 ($20,290 monthly) until May 31, 2007.

In fiscal 2002, Pinetree had planned to purchase up to 470,000 common shares through a normal course issuer bid (the "**2002 NCIB**"). The 2002 NCIB ran from May 16, 2002 to May 15, 2003. Purchase and payment for the common shares were made in accordance with TSX requirements. On June 27, 2003, Pinetree cancelled 312,000 common shares at an average acquisition price of $0.68 per share pursuant to the 2002 NCIB.

During the year, Pinetree planned to purchase up to 455,000 common shares through a new normal course issuer bid (the "**2003 NCIB**"). The 2003 NCIB will run from May 26, 2003 to May 25, 2004. Purchase and payment for the common shares will be made in accordance with TSX requirements. As at December 31, 2003, pursuant to the 2003 NCIB, Pinetree had purchased 201,500 common shares of Pinetree at an average price of $0.78 per share.

During the year, Pinetree's management handled all in-bound investor relations inquiries.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001:

Results of Operations

Effective January 1, 2002, Pinetree adopted CICA 3870 "Stock-based Compensation and Other Stock-based payments". As permitted by CICA 3870 Pinetree has applied this change prospectively for new awards granted on or after January 1, 2002. Under this new standard, companies that do not follow the fair value method of accounting for stock-based awards granted to employees are required to provide *pro forma* disclosure in each quarterly and annual report of net income and earnings per share under the fair value method. However, stock options granted to non-employees and consultants are accounted for in accordance with the fair value method of accounting for stock-based compensation. There were no stock options granted during the year ended December 31, 2002. Accordingly, there was no impact on the consolidated financial statements and notes as a result of the application of the new standard.

For the year ended December 31, 2002, Pinetree generated realized net gains on disposal of investments of $668,032 compared to net realized losses in 2001 of $5,910,933. The gains in 2002 arose primarily on the exchange of SoftQuad common shares for Corel common shares. In August 2001, Corel had signed a definitive agreement with SoftQuad whereby Corel would acquire SoftQuad in an all stock transaction. The transaction closed on March 15, 2002.

Pinetree had reversals of previously recorded unrealized net gains of $1,349,372 in the year, compared to reversals of unrealized net losses of $2,453,116 in the prior year. These reversals arise when investments are sold on which we recorded unrealized net gains or losses in prior periods.

In the year ended December 31, 2002, Pinetree recorded unrealized net losses on investments of $6,492,525 versus unrealized net losses of $25,276,199 the previous year. The unrealized net losses recorded during 2002 relate to adjustments to market value and write-downs of some of Pinetree's private investments.

Interest and dividend income totalled $24,963 in the year ended December 31, 2002 compared to $212,712 in 2001. The drop was due to the reduction to zero of advances to affiliated companies and from a write down of a convertible debenture to nil from which interest was earned in the prior year. Other income was $214,064 for the year compared to $328,121 in 2001. The decrease in other income arose primarily from decreases in consulting fees Pinetree receives from its investee companies.

Operating, general and administrative expenses in the year ended December 31, 2002 decreased to $1,339,161 from $2,122,001 in 2001. The decrease was primarily from reimbursement of office costs from one of Pinetree's investee companies, staff reductions and less private investment activities which resulted in reduced spending for public relations and professional fees.

Pinetree experienced an unrealized foreign exchange gain on its U.S. dollar denominated net assets of $68,570 versus a foreign exchange loss on net assets of $258,833 in the year ended December 31, 2002. Amortization expense for the year was $88,329 versus $72,637 in 2001. The increased amortization was due to an increase in leasehold improvements which will be amortized over the six year term of Pinetree's head office space lease. Interest expense was $464,101 versus $447,817 in 2001 because of increased amounts due to an affiliated company.

Net loss after taxes for the year was $8,757,859 ($0.94 per share — basic and diluted) arising primarily from reversal of previously recognized gains on disposal of investments and net unrealized losses on investments. For last year, net loss after taxes was $26,621,467 ($2.81 per share — basic and diluted), arising primarily from net realized and unrealized losses on investments.

Cash Flows

Cash flows from operating activities was $1,473,869 in 2002, a net increase of $1,457,073 from $16,796 in 2001. Cash received was primarily from brokers which increased by $4,166,025. The cash received was offset by a net decline in advances from affiliated companies of $2,390,775.

Cash flows used in financing activities was $94,398 in 2002, a net decrease of $4,248 from $90,150 in 2001. The decrease was primarily a result of monies received from an exercise of warrants and a partial repayment received in 2001 from a promissory note relating to an employee stock option purchase plan.

Cash flows used in investing activities was $1,234,552 in 2002 as compared to $125,078 in 2001. During the year, Pinetree purchased investments of $15,729,514, an increase of $7,173,359 as compared to $8,556,155 in 2001. Pinetree had proceeds from its disposition of investments of $14,152,144 as compared to $8,684,546 in 2001.

Investments

On January 9, 2002, Pinetree purchased 700,000 common shares of NSI for $350,000 as part of a $14.2 million private placement financing completed by NSI.

In August 2001, SoftQuad signed a definitive agreement with Corel to be acquired by Corel in an all stock transaction. The sale closed on March 15, 2002 and Pinetree received 1,334,462 common shares of Corel in exchange for its holdings in SoftQuad for a realized gain of $2,721,320. Subsequent to March 15, 2002, Pinetree sold all of its common shares of Corel for proceeds of $1,895,385, resulting in realized losses of $1,507,493. The net realized gain in the year on Pinetree's transactions with its holdings in SoftQuad and Corel was $1,213,827.

In fiscal 2001, Pinetree had advanced U.S.$410,000 to Solomon in the form of an 11% convertible promissory note which was due on January 18, 2002. As at December 31, 2002, Pinetree had written down to nil its investment in Solomon and reversed its recognized interest income associated with the debenture. The write-down contributed $703,573 of Pinetree's unrealized losses in the year and reduced interest income by $79,537.

During the year ended December 31, 2002, Pinetree wrote down 50% of its investment in Primacy Corporation due to market conditions for Primacy's products. Pinetree also had significant market value reductions to its investments in NSI, Genevest, and Lumenon. The write-down and market value adjustments contributed $4,650,932 of Pinetree's unrealized losses in the year.

Liquidity and Capital Resources

The market value of Pinetree's portfolio decreased to $18,206,529 from $23,803,024 at the end of fiscal 2001. Cash and cash equivalents stood at $236,106 on December 31, 2002 as compared to $91,187 at the end of the previous fiscal year. Net advances from affiliated companies increased by $2,053,791 from $4,572,256 at December 31, 2001 to $6,626,047 at December 31, 2002. Pinetree was repaid all of the $1,384,537 that was receivable from affiliated companies as at December 31, 2001. The amounts due to brokers increased by $1,055,724 in the year.

As at December 31, 2002, Pinetree's net asset value per share was $1.05 (basic) and $0.94 (diluted) as compared to $1.98 and $1.76, respectively, as at December 31, 2001.

As at December 31, 2002, Pinetree continued to have no long-term debt; however, Pinetree made a lease commitment for its premises starting June 1, 2001 for annual payments of approximately $243,000 ($20,290 monthly) until May 31, 2007.

In fiscal 2001, Pinetree had planned to purchase up to 485,000 common shares through a normal course issuer bid (the "**2001 NCIB**"). The 2001 NCIB ran from April 10, 2001 to April 9, 2002. Purchase and payment for the common shares were made by Pinetree in accordance with TSXV requirements and, subsequent to September 10, 2001, TSX requirements.

On April 26, 2002, pursuant to the 2001 NCIB Pinetree cancelled 241,200 common shares which were previously purchased at prices ranging from $0.50 to $1.60 per share. In May 2002, a new normal course issuer bid (the "**2002**

NCIB") was established. The 2002 NCIB commenced on May 16, 2002 and will end no later than May 15, 2003. Pinetree plans to purchase up to 470,000 of its common shares for cancellation and purchase and payment for the common shares will be made in accordance with TSX requirements. As at December 31, 2002, Pinetree had purchased 72,000 common shares at prices ranging from $0.45 to $0.50 per share for a total cost of $34,884.

Dividend Policy

Subject to the requirements of the *Business Corporations Act* (Ontario), there are no restrictions which could prevent Pinetree from paying dividends. Pinetree has not paid dividends since the commencement of its current business operations. Pinetree intends to reinvest any earnings to fund the development and growth of its business and does not expect to pay any dividends within the foreseeable future. Any future payments of dividends will depend upon the financial condition, capital requirements and earnings of Pinetree, as well as other factors the Pinetree Board may consider relevant.

Authorized and Issued Share Capital

The authorized capital of Pinetree consists of an unlimited number of Existing Pinetree Common Shares. As of April 20, 2004, there were 8,583,669 Existing Pinetree Common Shares outstanding. The holders of Existing Pinetree Common Shares are entitled to one vote per share at all meetings of Pinetree Shareholders. Holders of Existing Pinetree Common Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Pinetree available for distribution to the holders of Existing Pinetree Common Shares in the event of liquidation, dissolution or winding-up of Pinetree. All rank *pari passu* with each other, as to all benefits which might accrue to the holders of Existing Pinetree Common Shares.

Consolidated Capitalization

The following table sets forth the consolidated share and loan capital of Pinetree as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by the Pinetree Financial Statements attached hereto as Schedule "F":

Description of Class	Authorized	Amount Outstanding as at April 16, 2004
Existing Pinetree Common Shares	Unlimited	8,583,669
Options	—	1,020,668
Long-term debt	—	Nil

Please see "Information Regarding New Pinetree (Post Merger) — Consolidated Capitalization" for disclosure regarding the pro forma capitalization (on a consolidated basis) of New Pinetree after completion of the Consolidation and Amalgamation.

There has been no material change in the consolidated share and loan capital of Pinetree since December 31, 2003.

Options and Other Rights to Purchase Existing Pinetree Common Shares

Pinetree maintains the Pinetree Option Plan to encourage the ownership of Existing Pinetree Common Shares by directors, officers, key employees and consultants of Pinetree.

At the Pinetree Meeting, Pinetree Shareholders will be asked to consider the Option Plan Resolution, a copy of which is attached as Schedule "A-3" to this Circular, to increase the number of Pinetree Stock Options issuable under the Pinetree Option Plan to 5,250,000 (or 3,000,000 after giving effect to the Consolidation). Please see "Pinetree Option Plan".

As at April 20, 2004, Pinetree had 1,020,668 Pinetree Stock Options and no other convertible securities outstanding.

Prior Sales

No Existing Pinetree Common Shares have been issued by Pinetree during the twelve months ending March 31, 2004.

Stock Exchange Prices

The Existing Pinetree Common Shares are listed for trading on the TSX under the trading symbol "PNP". The following table sets out the market price range and trading volume of the Existing Pinetree Common Shares on the TSX for the periods indicated.

Year		High ($)	Low ($)	Volume (no. of shares)
2002	First Quarter	0.90	0.40	294,768
	Second Quarter	0.60	0.40	217,633
	Third Quarter	0.52	0.29	221,975
	Fourth Quarter	0.55	0.25	345,042
2003	First Quarter	1.00	0.50	367,735
	Second Quarter	0.90	0.71	185,710
	Third Quarter	0.85	0.70	192,522
	October	0.80	0.70	54,700
	November	0.90	0.70	77,733
	December	1.33	0.75	173,304
2004	January	1.55	1.03	1,608,291
	February	1.26	1.10	204,998
	March	1.73	1.15	765,960

On April 20, 2004 the closing price of the Existing Pinetree Common Shares on the TSX was $1.39 per share.

Escrowed Securities

None of the issued and outstanding Existing Pinetree Common Shares are subject to any escrow agreements.

Principal Holders of Voting Securities

Please see "Principal Holders of Pinetree Voting Securities".

Directors And Officers

Please see "Annual Pinetree Matters — Election of Directors".

Corporate Cease Trade Orders or Bankruptcies

No current director, officer or principal shareholder of Pinetree is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under securities laws for a period of more than 30 consecutive days, was declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows:

- Larry Goldberg was the Vice President Finance at Telroute Communications ("**Telroute**") from September 1994 to February 1995, during which time Telroute became insolvent under the *Bankruptcy and Insolvency Act* (Canada).
- Sheldon Inwentash and Mr. Falzone have been directors and/or officers of Treat since March 1994 and July 1998, respectively. In October 2002, Treat trading was halted by the TSXV for failure to meet the exchange's tier maintenance requirements in accordance with TSXV's Policy 2.5 and being designated as an inactive issuer for a period of greater than 18 months. In August 2003, Treat's shares were listed for trading on the NEX board of the TSXV. Treat is a reporting issuer and is current with continuous disclosure requirements.
- In December 2002, Mr. Falzone resigned as a director of NSI Communications Systems Inc. ("**NSI**"), a wholly-owned subsidiary of NSI Global Inc. Shortly after Mr. Falzone's resignation, NSI filed an assignment in bankruptcy under the *Bankruptcy and Insolvency Act* (Canada).

Penalties or Sanctions

No current director, officer or principal shareholder of Pinetree has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision in respect to Pinetree.

Individual Bankruptcies

No current director, officer, principal shareholder of Pinetree or personal holding company of any such persons has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

Conflicts of Interest

The directors of Pinetree are required by law to act honestly and in good faith with a view to the best interest of Pinetree and to disclose any interests which they may have in any project or opportunity of Pinetree. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Pinetree will participate in any project or opportunity, that director will primarily consider the degree of risk to which Pinetree may be exposed and its financial position at that time.

To the best of Pinetree directors' knowledge, save as described herein, there are no known existing or potential conflicts of interest among Pinetree, its promoters, directors, officers or other members of management of Pinetree as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of Pinetree are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Pinetree will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the *Business Corporations Act* (Ontario) will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Please see "Compensation of Executive Officers and Directors of Pinetree" and "Interest of Pinetree Insiders in Material Transactions", "Information Regarding Pinetree — Other Material Facts" and "Information Regarding Pinetree — Material Contracts".

Indebtedness of Directors, Executive Officers and Senior Officers

Please see "Compensation of Executive Officers and Directors of Pinetree" and "Indebtedness of Directors, Executive Officers and Senior Officers of Pinetree".

Risk Factors

In addition to the other information contained in this Circular, the following factors should be considered carefully when considering risks related to Pinetree's business. Given that Pinetree's and Genevest's investment objectives, policies and restrictions are substantially similar and the substantial similarities in operations and circumstances, the risks described below in respect of Pinetree are substantially similar as those described below in respect of Genevest's business.

Nature of the Securities

The purchase of Existing Pinetree Common Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Existing Pinetree Common Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Existing Pinetree Common Shares should not constitute a major portion of an investor's portfolio.

Dependence on Management

Pinetree is dependent upon the personal efforts and commitment of its existing and new management, who are responsible for the future development of Pinetree's business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Pinetree could result, and other persons would be required to manage and operate Pinetree.

Payment of Dividends and Profitability

Since the commencement of its current business, Pinetree has not paid any dividends and does not anticipate paying any dividends for the foreseeable future. There can be no assurance that Pinetree's business will be profitable.

Possible Volatility of Stock Price

The market price of the Existing Pinetree Common Shares has been and may be after completion of the Merger subject to wide fluctuations in response to factors such as actual or anticipated variations in Pinetree's consolidated results of operations, changes in financial estimates by securities analysts, general market consolidated and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of the Existing Pinetree Common Shares.

Foreign Exchange/Currency of Operations

Pinetree's operations will be exposed to foreign exchange fluctuations and foreign exchange fluctuations could have a significant adverse effect on its consolidated results of operations. Pinetree does not hedge its foreign currency operations.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are in regard to matters that are not historical facts and are forward-looking statements and, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Economic Conditions

Unfavourable economic conditions may negatively impact new business origination volume and the credit quality of any loans made by Pinetree. A negative impact in the value of Pinetree's portfolio would likely have a negative impact on the market price of the Existing Pinetree Common Shares. Unfavourable economic conditions could also increase Pinetree's financing costs, decrease net income, limit access to capital markets and negatively impact any credit facilities extended to Pinetree.

Share Prices of Investments

Pinetree's investments in marketable securities and its long-term investments in public companies, are subject to volatility in the share prices of the subject companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the control of Pinetree, including, quarterly variations in the subject companies' results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of the subject companies and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of Pinetree's investments.

Development of Long-Term Investees

Pinetree's long-term investees are predominantly emerging growth companies. The subject companies' ability to develop, manufacture and market their products profitably is unproven in some instances. As well the companies are subject to competition from other firms in their respective industries which have or may have greater financial, technical, marketing and service resources than the subject companies. Development by competitors may render the subject companies' products non-competitive or obsolete.

Pinetree's long-term investees are predominantly involved in the development of technologies. There can be no assurance that the subject companies' products will be protected by patents, or other intellectual property rights, or that patent protection, if sought, will be sufficient to inhibit others from developing similar products. There can be no assurance that all of the subject companies' applications for patents or other intellectual property rights will be successful. There is also no assurance that the subject companies' prospective patents, or other intellectual property rights, if challenged in litigation, will withstand such challenge. In the absence of patent or copyright protection, the subject companies' products would be exposed more openly to competitive products that replicate their developments. There is no assurance that competitors will not independently develop such know-how or otherwise obtain access to proprietary information.

Pinetree's long-term investees are subject to the changing standards and reviews of government regulators throughout the world. Such changes, reviews or added requirements may result in considerable delay in the subject companies' efforts to develop, manufacture and market its products and may require the expenditure of substantial resources. There can be no assurances that regulatory approvals, as may be required will be obtained on a timely basis, if at all.

The progress of Pinetree's long-term investees to date has been, to a significant extent, dependent on the skills of certain senior management and directors. The departure of any of these key personnel before suitable replacements can be found, could have a material adverse effect on Pinetree and its prospects.

The current operations of the Pinetree's long-term investees may not generate sufficient funds to fund the respective companies' current levels of operating and development activities. It is intended that these shortfalls will be reduced and eliminated in the future by equity financing and/or future revenue streams from the sale of the respective companies' products and/or services; however, there can be no assurance that sufficient equity financing can be obtained or sufficient revenue achieved to reduce and eliminate any such shortfalls or, if these shortfalls are met, that the subject companies will be able to achieve sustainable profitable operations.

Most, if not all, of Pinetree's long-term investees will be private companies and accordingly there is no public market for the subject shares. The lack of a public market for the shares of Pinetree's long-term investees may make it more difficult for Pinetree to maximize and/or realize its investment value, if any.

Legal Proceedings

Pinetree is not a party to any legal proceedings and is not aware of any such proceedings that are contemplated.

Interest of Management and Others in Material Transactions

Please see "Compensation of Executive Officers and Directors of Pinetree" and "Interest of Pinetree Insiders in Material Transactions".

Auditors

The auditors of Pinetree are Ernst & Young LLP. Please see "Annual Pinetree Matters — Appointment of Auditors".

Registrar and Transfer Agent

The registrar and transfer agent for the Existing Pinetree Common Shares is Equity Transfer Services Inc. at its principal offices at 120 Adelaide Street West, Suite 240, Richmond — Adelaide Centre, Toronto, Ontario, Canada, M5H 4C3.

Material Contracts

Other than as provided elsewhere herein, the only agreements or contracts that Pinetree has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1. the Merger Agreement (please see "The Merger");
2. Pinetree's executive offices are in leased premises of approximately 4,400 square feet located at Suite 2810, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1A9. Pinetree has entered into a lease dated

March 15, 2001 with Exchange Tower Limited (landlord). The lease is for a term of six years commencing June 1, 2001, and ending May 31, 2007. Pinetree's commitment under the lease is approximately $20,000 per month; and

3. the 1359489 Services Agreement (please see "Compensation of Executive Officers and Directors of Pinetree — Employment Contracts").

A copy of any material contract or report may be inspected by Pinetree Shareholders at any time up to the Pinetree Meeting and by Genevest Shareholders at any time up to the Genevest Meeting, during normal business hours at the business office at The Exchange Tower, 130 King Street West, Suite 2810, P.O. Box 47, Toronto, Ontario M5X 1A9.

Other Material Facts

There are no other material facts relating to Pinetree and not disclosed elsewhere in this Circular.

INFORMATION REGARDING GENEVEST

The following information is presented on a Pre-Merger basis and is reflective of the current business, financial and share capital position of Genevest. Please see "Information Regarding New Pinetree (Post Merger)" for pro forma *business, financial and share capital information for New Pinetree (Post Merger).*

The information concerning Genevest contained in this Circular has been furnished by Genevest, which takes sole responsibility for the accuracy and completeness of the information set out herein relating to Genevest. Pinetree is relying solely on this information in completing those portions of this Circular relating to Genevest. Pinetree has no reason to believe that any of the information provided to it by Genevest contains an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Name and Incorporation

Genevest was incorporated under the *Companies Act* (Alberta) by Memorandum and Articles of Association registered July 26, 1947 as "Luna Gas Ltd." By Special Resolution passed August 21, 1953 and registered November 24, 1953, the name was changed to "Propane Credit Corporation Limited". By Special Resolution passed January 7, 1976 and registered January 30, 1976, the name was changed to "Polled Cattle Corporation Ltd." By Articles of Continuance effective January 25, 1985, Genevest was continued as "Polled Cattle Corporation Ltd." under the ABCA with an authorized capital of 100,000 common shares, 400,000 Class "A" non-voting shares and 2,000 preferred non-voting shares. By Articles of Amendment effective May 18, 1988, the authorized capital was changed to an unlimited number of common voting shares, an unlimited number of Class "A" non-voting shares and 2,000 non-voting preferred shares. By Articles of Amendment effective July 29, 1988, the name was changed to "Target Energy Canada Inc." By Articles of Amendment effective February 22, 1993, the name was changed to "Ontarget Capital Inc.", the issued and outstanding common shares were split on the basis of 10 new common shares for each one pre-split common share, all issued and outstanding Class "A" non-voting shares were changed into common shares on the basis of one post-split common share in exchange for every one Class "A" non-voting share and the authorized Class "A" non-voting shares and non-voting preferred shares were cancelled resulting in an authorized capital of an unlimited number of common shares. By Articles of Amendment effective October 11, 1994, the name to was changed "Gene Screen Inc." By Articles of Amendment effective July 9, 1996 the outstanding common shares were consolidated on a two for one basis and the name was changed to "Gene Screen Corp." By Articles of Amendment effective June 25, 1998 the name was changed to "Genevest" By Articles of Amendment effective June 18, 2001, Genevest amended its articles to allow for shareholders meetings to be held in Ontario. Genevest's registered office is located at 3700-400 Third Avenue, S.W., Calgary, Alberta, T2P 4H2 and its head office is located at The Exchange Tower, 130 King Street West, Suite 2810, P.O. Box 47, Toronto, Ontario, Canada, M5X 1A9.

Intercorporate Relationships

The following chart illustrates inter-corporate relationships, the jurisdictions of incorporation and percentage of votes beneficially owned by or over which Genevest exercises control or direction of each Subsidiary of Genevest.


Genevest Inc.
(Alberta)
100%
Genevest (Barbados) Inc.
(Barbados)

General Development of the Business, Significant Acquisitions and Significant Dispositions

Genevest's focus is on funding emerging growth businesses with breakthrough proprietary products predominantly in the area of biomedical technology.

After several years of inactivity, Genevest became reactivated by new management in November 1993, after which it entered into a series of private placements raising approximately $4.7 million in working capital. In April 1994, Genevest acquired its initial interest in Visible Genetics Inc. ("**Visible Genetics**"). In January 1997, Genevest acquired its initial interest in Pinetree. These initial investments reflected Genevest's focus on funding emerging growth businesses with breakthrough proprietary products, predominantly in the area of biomedical technology. Beginning in 2003, Genevest began to make significant investments in oil and gas and mineral resource exploration companies, both private and public.

In addition to its interest in Pinetree, Genevest's principal investment until 2002 was its interest in Visible Genetics. Visible Genetics was a leader in the emerging field of pharmacogenomics, which uses genetic information in the identification and analysis of genes to improve patient care and reduce healthcare costs. Visible Genetics manufactured and marketed high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. Visible Genetics' shares traded on the NASDAQ National Market under the symbol "VGIN".

Beginning in 2001, Genevest began to realize on its successful investment in Visible Genetics and to utilize these funds to make further investments. Much of Genevest's shareholdings in Visible Genetics were sold through the market and in July, 2002, Visible Genetics signed a definitive agreement with Bayer Corporation, Diagnostic Division ("**Bayer**") (NYSE: BAY) providing for Bayer to acquire all of Visible Genetics' outstanding common shares at a price of U.S.$1.50 per share and its Series A preferred shares at par plus accrued dividends.

The gains from its investment in Visible Genetics provided Genevest with a pool of capital to make further investments in a diversified portfolio of companies, in the biotechnology, gold and mineral resource and technology sectors. Virtually all of Genevest's investments are now in public companies, while in the past, many were in private companies.

In 2002, Genevest made its initial investments in LAB International Inc. ("**LAB**") (LAB:TSX), Chondrogene Limited ("**ChondroGene**") (CDG:TSXV) and Tengtu International Corp. (TNTU:NASD.BB) In 2003, Genevest made its initial investments in Spectral Diagnostics Inc. (SDI:TSX), Hemosol Inc. (HML:TSX), TM Bioscience, (TMC:TSXV), and TrekLogic Technologies Inc. (TKI:TSX). Also in 2003, Genevest made further investments in AirIQ Inc. (IQ:TSX). (Genevest had made initial investments in AirIQ Inc.'s predecessor company, Edispatch, in 2000). As well, in 2003, Genevest began to make significant investment in a large number of gold and mineral resource companies, including Newmont Mining Corporation (NMC:TSX), Hecla Mining (HL.NYSE) and Wheaton River Minerals (WRM:TSX).

The executive offices of Genevest are located in leased premises of approximately 4,400 square feet located at The Exchange Tower, 130 King Street West, Suite 2810, Toronto, Ontario M5X 1A9. Please see "Information Regarding Genevest — Material Contracts".

Throughout the year ended December 31, 2001, Genevest, on average, had three part-time individuals who performed management functions and four part-time individuals who performed administrative and professional functions.

Investment Objectives, Policies and Restrictions

Set out below are summaries of Genevest's investment objectives, policies, criteria, restrictions and valuation policies, all of which are substantially similar to those of Pinetree as described under "Information regarding Pinetree — General Development of the Business, Significant Acquisitions and Significant Dispositions".

Investment Objectives and Policies

Since 1994 Genevest has attempted to develop and manage a portfolio of equity securities of emerging growth businesses with breakthrough proprietary products, predominantly in the biotechnology arena, in both private and public issuers. Since 2002, Genevest has also made substantial investments in gold and other mineral resource related companies. Genevest attempts to acquire and hold securities predominantly for mid to long term capital appreciation. No assurance can be given that Genevest will continue to be able to realize its objective of achieving capital appreciation with respect to all of its holdings. Through its management, independent consultants and its board of directors, Genevest has the capability to appraise and structure transactions from both a technical and financial point of view. The weighting among various holdings is adjusted from time to time with a view to maximizing total return as market conditions change. The Genevest Board is responsible for determining Genevest's policies with respect to the nature and weighting of its holdings and have approved these investment objectives and policies. In the event an investment described in sub-paragraphs (ii) or (iii) under the heading "Investment Restrictions" below is contemplated, the officer or director described therein is required to disclose his interest, and will also abstain from voting on any directors resolution proposing the investment.

Criteria

In respect of its biotech investments, Genevest develops and manages a portfolio of equity securities of emerging growth businesses with breakthrough proprietary products, predominantly in the biotechnology arena, in both private and public issuers. In respect of its mineral resource investments, Genevest develops and manages a portfolio of equity securities of primarily exploration and near production companies with prospective properties in both public and private issuers. Genevest attempts to invest in securities of corporations which it believes present attractive capital appreciation prospects. In the past, in respect to its biotech investments, Genevest has generally taken a 10% to 35% equity interest in a company, with management in most cases retaining at least a 20% equity interest. It is expected that this formula will continue in the future with respect to its biotech investments in start-up companies as it provides the opportunity for Genevest to exercise significant influence while at the same time providing management with the required incentive to succeed. Investments in more mature biotech companies may be for smaller equity interests. Genevest generally takes a smaller stake (under 5%) in the mineral resource companies in which it invests. Management evaluates securities of issuers using the evaluation methods that are consistent with the methods by which securities of other issuers in the same industry are evaluated. The factors considered by Genevest in selecting securities comprising its portfolio, include the following:

(a) the inherent value of the investee company's assets;

(b) the investee company's management, management objectives and technical and professional support;

(c) the investee company's requirements for further capital to develop the full potential of its business;

(d) the current and expected growth of the sector in which the investee company operates;

(e) the investee company's anticipated rate of return and level of risk; and

(f) the degree of market liquidity of the investee company's securities.

Valuation Policy

For fiscal 2002, Genevest's holdings in listed securities are recorded at the lower of cost and market value, with market value determined on the basis of the closing market price at a point in time as reported on recognized stock exchanges or over-the-counter markets. In the event that a listed company is not actively traded, its securities are valued at the bid price. Any market prices quoted other than in Canadian currency are translated to Canadian currency at the rate of exchange prevailing at the time of valuation. Investments in affiliated companies in which Genevest has less than 51% interest, but in which Genevest is able to exercise significant influence over the operating and financial decisions, are carried at cost plus Genevest's equity in undistributed earning since acquisition. Genevest's share of the net income and losses of such companies are included in the statement of operations. Investments in affiliated companies in which Genevest is not able to exercise significant influence over the operating and financial decisions are recorded at cost with provisions made when there has been a decline in the value, which is deemed to be a permanent impairment. Options and warrants are carried at cost. The "net asset value" of each outstanding Genevest Common Share is the quotient obtained by dividing the value of the net assets of Genevest (that is, the value of its assets less its liabilities) by the total number of outstanding Genevest Common Shares.

Effective January 1, 2003, Genevest changed to the fair value method of accounting "**Fair Value**") which allows Genevest to present consolidated financial statements that are consistent with its operating activities, providing more useful information to evaluate Genevest's business. As part of the change in accounting policy for investments to Fair Value, unrealized gains and losses in the Fair Value of investments are now recorded as part of income for the year. Investments with quoted market prices are shown at their market prices, discounted appropriately for any restrictions there may be on Genevest's ability to trade the shares. Investments in private companies are shown at their original cost unless there has been a permanent impairment in value, in which case they will be written down; conversely, if there has been a significant third party financing at a higher value, the investment will be written up in value. The change has been applied retroactively and the comparatives in the Company's consolidated financial statements for fiscal 2003 have been restated to conform to the new basis of accounting.

Other Holdings

With cash that has not been committed to long term investments, Genevest trades in marketable securities for the purposes of achieving gains thereon. While securities of Canadian, United States and other issuers are intended to be Genevest's primary focus, depending upon market, financial or other conditions, Genevest may from time to time for brief periods hold short-term obligations and any other type of securities issued or guaranteed by the governments of Canada, any province thereof, the Government of the United States of America or agencies thereof, any state thereof, or short-term paper and certificates of deposit issued by Canadian and U.S. banks.

Investment Restrictions

Genevest is restricted from carrying on the following activities:

(i) purchasing, other than in a situation where Genevest is increasing its position in securities of an issuer already held, securities of any issuer of which more than 5% of the issued and outstanding voting securities are beneficially owned, either directly or indirectly, by an officer or director of Genevest, or by any person who is a substantial security holder of Genevest or by any person who is a consultant to Genevest, or any combination thereof without such officer, director, substantial security holder or consultant disclosing his interest to Genevest and, in the case of a director, abstaining from voting on any directors' resolution proposing the investment;

(ii) purchasing securities from or selling or loaning securities to any person who is an officer or director of Genevest, or a substantial security holder of Genevest, or any person who is a consultant to Genevest without such officer, director, substantial security holder or consultant disclosing his interest to Genevest and, in the case of a director, abstaining from voting on any directors' resolution proposing the investment;

(iii) purchasing securities of any "open" or "closed-end" investment funds;

(iv) engaging in the business of underwriting securities;

(v) purchasing or selling commodities or future contracts; or

(vi) purchasing or selling mortgages.

For all purposes of the foregoing restrictions:

"substantial security holder" means a person or corporation or group of persons or corporations which own beneficially, either individually or together, or directly or indirectly, voting securities to which are attached more than 10% of the voting rights attached to all of the voting securities of Genevest for the time being outstanding; and

"voting securities" means any security other than a debt security of an issuer carrying the voting rights either under all circumstances or under some circumstances that have occurred and are continuing.

Where investment policies and restrictions are based upon a percentage of Genevest's funds, such percentages are based upon the cost amount of Genevest's assets determined at the time of investment. Any subsequent change in any applicable percentage resulting from changing values will not require elimination of any security from Genevest's portfolio. In the event Genevest proposes to acquire convertible debt instruments in its portfolio, the investment policies and restrictions will be based on the assumption that the debt instruments have in fact been converted.

Principal Holdings

The following is a list of Genevest's principal holdings as at December 31, 2003:

INVESTMENTS IN GOLD AND MINERAL RESOURCE COMPANIES

Companies	Security Description		Cost ($)	Fair Value ($)
Newmont Mining Corporation	61,500	common shares	3,354,420	4,998,451
Hecla Mining Company	462,500	common shares	1,780,768	4,955,223
Wheaton River Minerals Ltd.	710,000	common shares	978,795	3,152,850
	100,000	warrants expire May 30, 2007		
	82,500	warrants expire August 25, 2008		
FNX Mining Company Inc.	454,500	common shares	1,403,299	3,963,240
Gold Fields Limited	132,500	common shares	2,138,940	2,636,756
Other investments in gold and mineral resource companies(1)			29,438,944	45,678,547
			39,095,166	65,385,067

INVESTMENTS IN BIOTECHNOLOGY COMPANIES

Companies	Security Description		Cost ($)	Fair Value ($)
LAB International Inc.	1,655,500	common shares	2,037,825	1,832,050
	750,000	warrants expire November 1, 2005		
	50,000	warrants expire December 22, 2005		
ChondroGene Limited	1,371,500	common shares	670,307	1,028,625
Spectral Diagnostics Inc.	400,000	common shares	1,034,834	1,060,000
	200,000	warrants expire February 15, 2005		
Hemosol Inc.	400,000	common shares	300,000	770,400
	400,000	warrants expire November 28, 2006		
TM Biosciences Corp.	937,500	common shares	300,000	303,750
	468,750	warrants expire June 22, 2005		
Other investments in biotechnology companies(1)			111,675	267,650
			4,454,641	5,262,475

Companies	Security Description	Cost ($)	Fair Value ($)
OTHER INVESTMENTS			
Tengtu International Corp.	1,013,750 common shares 150,000 warrants	763,716	2,097,866
TrekLogic Technologies Inc.	950,000 common shares	485,278	1,758,425
Pinetree Capital Corp.	1,500,000 common shares	1,687,700	1,500,000
AirIQ Inc.	2,623,111 common shares 1,111,111 warrants expire December 17, 2005	1,004,513	1,370,576
GeoGlobal Resources Inc. (formerly Suite 101.com Inc.)	362,000 common shares 150,000 warrants expire December 23, 2005	495,734	635,807
Other investments(1)		1,878,858	2,005,883
		6,315,799	9,368,557
TOTAL INVESTMENTS		**49,865,606**	**80,016,099**

(1) Other investments in gold and mineral resources and other equity investments include all investments which are not in the top five investments in their respective category, by fair value, held by Genevest as at December 31, 2003.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is reasonably expected to have a material effect on Genevest's consolidated business, financial condition or results of operations as at the date of this Circular, except as otherwise disclosed herein or except in the ordinary course of business.

Selected Consolidated Financial Information

The following tables set out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of Genevest attached as Schedule "E" to this Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

The following is a summary of certain selected unaudited consolidated financial information of Genevest for each of the last eight fiscal quarters ended December 31, 2003 (please see notes):

	Three Months Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Net investment gain (loss)	$(6,898,327)	$3,633,097	$12,923,478	$17,938,559
Net income (loss) after taxes	$(6,711,384)	$3,833,894	$ 8,991,225	$10,473,530
Earnings (loss) per common share				
— Basic	$ (0.66)	$ 0.38	$ 0.89	$ 1.07
— Diluted	$ (0.66)	$ 0.38	$ 0.85	$ 1.03

	Three Months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Net investment gain (loss)	$(1,056,884)	$(5,301,041)	$(2,103,539)	$6,190,838
Net income (loss) after taxes	$ 302,402	$(2,528,523)	$(1,401,078)	$ (706,715)
Earnings (loss) per common share				
— Basic	$ 0.03	$ (0.25)	$ (0.14)	$ (0.07)
— Diluted	$ 0.03	$ (0.25)	$ (0.14)	$ (0.07)

The following is a summary of certain consolidated annual financial information of Genevest for each of the last three fiscal years[(2)].

	2003[(3)]	2002	2001[(1)]
Net investment gain (loss)	$27,596,807	$(2,270,625)	$27,542,277
Net income (loss) after taxes	$16,587,265	$(4,333,643)	$17,795,963
Earnings (loss) per common share			
— Basic	$ 1.68	$ (0.43)	$ 1.79
— Diluted	$ 1.62	$ (0.43)	$ 1.71
Total assets	$84,218,415	$48,062,323	$33,212,875
Long-term Debt[(4)]	$11,464,084	$ 5,046,424	—

(1) Effective January 1, 2001, Genevest has retroactively adopted the new recommendations for determining earnings per share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic earnings per share have been determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding shares securing employee share purchase loans and shares in escrow. Diluted earnings per share are in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding. Prior year selected consolidated financial data have been restated to conform with the recommendations.

(2) Effective January 1, 2003, Genevest changed its accounting policy for marketable securities, equity investments and other investments to the fair value method. In prior years, Genevest accounted for its marketable securities using the lower of cost and market method. Equity investments, where Genevest did not have control but was able to exercise significant influence over an investee, were carried at cost plus Genevest's equity in undistributed earnings (losses), less dividends received, since the date of acquisition. Other long-term investments were carried at cost and were written down to their market value where other than a temporary decline in market value had occurred. This change in policy to fair value has been accounted for retroactively and accordingly, the comparative selected consolidated financial data for fiscal 2002 have been restated. Years prior to 2002 have not been restated.

The fair value method allows Genevest to present consolidated financial statements that are consistent with its operating activities, and provides more useful information to evaluate Genevest's business. Investments with quoted market prices are shown at their market prices, discounted appropriately for any restrictions there may be on Genevest's ability to trade the shares. Investments in private companies are shown at cost unless there has been an event that either permanently reduces or increases the value of the investment. As part of the change in accounting policy for investments to fair value, unrealized changes in the fair value of investments are now recorded as part of income for the year.

(3) Effective January 1, 2003, Genevest adopted CICA 3870, "Stock-based Compensation and Other Stock-based Payments". Under this new standard, companies are required to account for all stock options granted in accordance with the fair value method of accounting for stock-based compensation after January 1, 2004 and are required to apply this new standard retroactively if they adopt the new standard after January 1, 2004. As permitted by CICA 3870, Genevest has applied this change prospectively for new awards granted on or January 1, 2003.

(4) Long-term debt consists of future tax liabilities.

Management Discussion and Analysis of Financial Condition and Operating Results

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002:

Accounting Change

Prior to fiscal 2003, Genevest accounted for its marketable securities using the lower of cost and market method, with market value determined on the basis of the closing market price at the reporting period end. Equity investments, where Genevest did not have control but was able to exercise significant influence over an investee, were carried at cost plus Genevest's equity in undistributed earnings (losses), less dividends received, since the date of acquisition. Other long-term investments were carried at cost and were written-down to their market value where other than a temporary decline in market value had occurred.

Management felt that this method of accounting was not the most appropriate method for a company such as Genevest, as it did not reflect the actual underlying value of Genevest's investments in the balance sheet, and it included earnings or losses of our investee companies in our consolidated income statement. As such, effective with our 2003 fiscal year, Genevest adopted the Fair Value method of accounting, which allows Genevest to present consolidated financial statements that are consistent with its operating activities, providing more useful information to evaluate Genevest's business. As part of the change in accounting policy for investments to Fair Value, unrealized gains and losses in the Fair Value of investments are now recorded as part of income for the year.

The change has been applied retroactively for January 1, 2002 and the comparatives in Genevest's consolidated financial statements and in this discussion are to fiscal year 2002 as restated, to conform to the new basis of accounting. The cumulative effect as at December 31, 2002 was to increase retained earnings previously reported by $8,653,554 and basic loss per common share increased by $0.42.

Effective January 1, 2003, Genevest adopted CICA 3870 Handbook Section, "Stock-based Compensation and Other Stock-based Payments". Under this new standard, companies are required to account for all stock options granted in accordance with the fair value method of accounting for stock-based compensation after January 1, 2004 and are required to apply this new standard retroactively if they adopt the new standard after January 1, 2004. As permitted by CICA 3870 Genevest has applied this change prospectively for new awards granted on or after January 1, 2003.

During the year, Genevest repriced 1,217,500 stock options to $1.50 which previously had exercise prices ranging from U.S.$1.20 to U.S.$4.00 per share. Genevest also granted to consultants, directors, officers and employees, 235,000 stock options exercisable at $1.50 per share, expiring April 6, 2008. In accordance with CICA 3870, the stock options that were repriced and granted were accounted for by the fair value method of accounting for stock-based compensation. During the year ended December 31, 2003, included in operating, general and administrative expenses is $779,200 and $50,838 relating to the repricing and granting of stock options of Genevest, respectively.

Genevest's accounting policies are described in note 2 of the notes to the consolidated financial statements for the years ended December 31, 2003 and 2002 attached hereto as Schedule "E".

Results of Operations

For the year ended December 31, 2003, Genevest generated realized net gains on disposal of investments of $10,080,633 compared to realized net gains in 2002 of $1,610,344. The net gains in the current period primarily arose on the sale of a portion of Genevest's holdings in Newmont Mining Corporation for realized net gains of approximately $5.3 million, as well as from a number of small gains on sales of marketable securities, primarily in the mineral resource sector, offset by a loss on sale of Genevest's holding in Lumenon Innovative Lightwave Technology Inc.

Genevest had reversals of previously recorded unrealized net gains of $3,499,915 in the current year versus reversals of net gains of $2,839,163 in the prior year. These reversals of gains arise when investments are sold in the current period on which Genevest previously recorded unrealized net gains.

During the year ended December 31, 2003, Genevest recorded unrealized net gains on investments of $21,016,089 versus unrealized net losses of $1,041,806 in 2002 year. The unrealized net gains for the current year are due primarily to increased market values in Genevest's investments in Wheaton River Minerals Inc., TrekLogic Technologies Inc. and Tengtu International Corp. of $2,166,514, and $1,356,280 and $1,322,013, respectively. As well, unrealized gains in the current year were generated on upward adjustments to market on a number of marketable securities.

Other revenue totalled $482,334 in the year ended December 31, 2003 compared to $560,142 in 2002. Other revenue is comprised of interest income of $388,562 (2002 — $457,786) from Genevest's advances to affiliated companies and cash held on account and dividend income of $93,772 (2002 — $102,356) distributed from some of Genevest's investments.

Operating, general and administrative expenses in the year increased from $1,126,428 for the year ended December 31, 2002 to $2,261,057 in the current year. The Chairman and Chief Executive Officer of Genevest will be paid an annual bonus equal to 10% of the pre-tax realized profit of Genevest. During the year ended December 31, 2003, included in operating, general and administrative expenses is $801,419 (2002 — nil) relating to this bonus. The remaining increase was due to significantly to an increase in broker administration fees of $132,690.

During the year ended December 31, 2003, Genevest recorded a compensation expense of $830,038 for stock options that were repriced and granted versus nil for 2002.

Genevest experienced an unrealized foreign exchange loss of $542,349 on its U.S. dollar denominated net assets versus an unrealized foreign exchange gain of $88,974 in 2002. The net loss arose due to the significant improvement through the year in the value of the Canadian versus the U.S. dollar, which had two offsetting effects. It reduced the Canadian dollar value of U.S. dollar advances to an affiliated company, resulting in a foreign exchange loss, and reduced the Canadian dollar value of U.S. dollar amounts due to brokers, resulting in a partially offsetting foreign exchange gain. Interest expense increased to $546,792 from $393,008 in 2002 due to higher amounts due to brokers during the year versus the prior year.

Net income after taxes for the year ended December 31, 2003 was $16,587,265 ($1.68 per share), arising primarily from realized gains on disposal of investments and net unrealized gains on investments. In the prior year, net loss after taxes was $4,333,643 ($0.43 per share).

Cash Flows

Net cash generated from operations was $14,470,387 in 2003, a net increase of $16,303,019 versus the cash used from operating activities of $1,832,632 in 2002. During the year, affiliated companies repaid advances of $4,580,745 whereas in the prior year, Genevest made advances to affiliated companies of $2,343,640.

For the year ended December 31, 2003, cash used in financing activities was $944,960 in 2003, arising from Genevest's buyback of its share under a normal course issuer bid. In 2002, Genevest had proceeds from issuance of shares of $487,500 as compared to nil in 2003 and bought back $91,990 of its shares through a normal course issuer bid.

Net cash used from investing activities was $13,587,515 in 2003 as compared to net cash used of $6,627,821 in 2002. During the year, Genevest purchased $56,461,212 of investments, an increase of $24,789,721 as compared to $31,671,491 in 2002. Genevest had proceeds from its disposition of investments of $42,873,697 as compared to $25,043,670 in 2002.

For the year ended December 31, 2003, Genevest had net cash used of $62,088 as compared to net cash used of $8,064,943 in 2002.

Investments

During the year ended December 31, 2003, Genevest added to its strategic holdings by a net purchase of 328,500 common shares of ChondroGene Inc. at a cost of $258,719 and 1,013,750 common shares of Tengtu International Corp at a cost of $870,681.

In April, Genevest acquired 1,000,000 units of TrekLogic Technologies Inc. ("**TrekLogic**"), at $0.51 per share. TrekLogic (TSXV: "TKI") is an information technology services company providing high value added technology services built on well-defined competitive advantages to a high profile client base in Canada and United States.

In August, Genevest acquired 400,000 units of Spectral Diagnostics Inc. ("**Spectral**", TSX: "SDI"), at $2.55 per unit, for an aggregate investment of $1,020,000. Each unit was comprised of one common share and one-half common share purchase warrant ("**Warrant**"). Each full Warrant entitles Genevest to purchase within 18 months, one additional common share of Spectral for $3.25. Genevest's investment was part of a $5.9 million financing completed by Spectral through Loewen, Ondaatje, McCutcheon Limited. Spectral is a developer of innovative technologies for comprehensive disease management.

In October, Genevest acquired a 50% interest in an Ontario Limited Market Dealer, PowerOne Capital Markets Limited ("**PowerOne**"), which became active just subsequent to the year end. PowerOne is a specialized merchant bank committed to financing and aiding emerging junior and small-cap companies. As a Limited Market Dealer, PowerOne will facilitate in raising capital and managing emerging growth businesses.

During fiscal year 2003, Genevest acquired and disposed of shares in long-term investments for net realized gains of approximately $5,533,000.

Genevest also made a substantial number of new investments in, and dispositions of, marketable securities of a variety of mineral resource companies yielding net realized gains of approximately $4,547,000.

Liquidity and Capital Resources

As at December 31, 2003, the fair value of Genevest's portfolio increased to $80,016,099 from $38,831,777 at the end of fiscal 2002 due primarily to fair value adjustments of its holdings in Wheaton River Minerals Inc., TrekLogic Technologies Inc. and Tengtu International Corp. The increase was also a result of increases in the market value of its marketable securities that were on hand at last year end as well as purchases during the current year. The cost base of Genevest's portfolio was $49,865,606 as at December 31, 2003 (2002 — $26,197,459). As such, the excess of fair value over cost stood at $30,150,493 at December 31, 2003 versus $12,634,318 as at December 31, 2002, an increase of 138%.

Genevest had cash and cash equivalents of $31,999 on December 31, 2003 as compared to cash and cash equivalents of $94,087 on December 31, 2002. Net advances to affiliated companies decreased by $4,580,745, from $8,751,062 at December 31, 2002 to $4,170,317 at December 31, 2003. The decrease was due to significant repayments of amounts owing by affiliates, and to a reduction in the Canadian dollar equivalent of U.S. dollar amounts because of the strengthening of the Canadian dollar against the U.S. dollar. Amounts due to brokers increased by $12,277,849 from $8,017,643 in 2002 compared to $20,295,492 in 2003, reflecting Genevest's increased investment activity and the increasing value of its investment portfolio.

Genevest continues to have no long-term debt.

Normal Course Issuer Bid

In fiscal 2002, Genevest had planned to purchase up to 485,000 Genevest Common Shares through a normal course issuer bid (the "**2002 NCIB**"). The 2002 NCIB ran from February 20, 2002 to February 19, 2003. Purchase and payment for the Genevest Common Shares were made in accordance with TSXV requirements. Genevest purchased and cancelled 192,800 Genevest Common Shares under the 2002 NCIB at prices ranging from US$0.65 to US$1.05.

On February 27, 2003, Genevest announced its plan to purchase up to 500,000 Genevest Common Shares through a new normal course issuer bid (the "**2003 NCIB**"). The 2003 NCIB commenced on March 6, 2003 and will end no later than March 5, 2004. Purchase and payment for the Genevest Common Shares will be made in accordance with TSXV requirements. As at December 31, 2003, pursuant to the 2003 NCIB, Genevest had purchased 374,200 Genevest Common Shares at prices ranging from $1.25 to $2.99 per share.

During the year, Genevest's management handled all in-bound investor relations inquiries.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001:

Results of Operations

Genevest's gain on sale of long-term investments in the year ended December 31, 2002 was $2,000,284 versus $27,070,002 for the year ended December 31, 2001, both of which arose primarily from the sale of its shares in Visible Genetics Inc. Genevest had gains on sales of marketable securities of $3,578,945 in the year ended December 31, 2002 versus a loss of $36,313 in the year ended ending December 31, 2001. The gains in the current year reflect improving market conditions in certain sectors (primarily mineral resources) in which Genevest has invested. Genevest also had other income in the current year of $560,142 versus $508,588 in the prior year. Other income consisted primarily of interest and dividend income.

Operating, general and administrative expenses decreased to $1,430,462 in the year ended December 31, 2002 from $2,757,930 in 2001. The decrease is primarily the result of a bonus accrual of $2,363,291 in the prior year while no accrual was made during the current year to the Chairman, President, and Chief Executive Officer of Genevest. The bonus was equal to 10% of the pre-tax profit of Genevest. The decrease was offset by an increase of approximately $671,000 in foreign exchange costs and approximately $292,000 in costs relating to the unsuccessful merger with Pinetree.

Genevest recorded a write-down on its portfolio of marketable securities in the year ended December 31, 2002 of $5,958,421 as compared to $3,514,728 in 2001. The write-downs are to record Genevest marketable securities on hand at year end at the lower of cost and market on those dates, thereby reflecting the normal fluctuations in the market. These are unrealized losses. Overall, the market value of Genevest's marketable securities at December 31, 2002 was approximately $35,595,000 versus the book value of $20,353,903 showing on Genevest's Balance Sheet. Net asset value per share based upon the market value of Genevest's investments was $4.02 (basic) and $3.54 (diluted) as at December 31, 2002 as compared to $4.32 (basic) and $3.64 (diluted) as at December 31, 2001.

Net loss after taxes for the year was $54,338 ($0.01 per share), as compared to a net income of $17,795,963 ($1.79 per share) recorded in the year ended December 31, 2001.

Cash Flows

Net cash used in 2002 was $8,064,943 as compared to net cash generated of $4,886,713 in 2001. Of the net cash used in 2002, $6,536,521 was used in investing activities while $1,923,932 was used in operating activities. Financing activities generated $395,510 of cash during the year. In 2001, investing activities generated net cash of $10,554,425, of which $5,275,684 was used in operating activities and $392,028 was used in financing activities.

Investments

On July 23, 2002, Visible Genetics signed a definitive agreement with Bayer providing for Bayer to acquire all of Visible Genetics' outstanding common shares at a price of U.S.$1.50 per share and Series A preferred shares at par plus accrued dividends. Visible Genetics' shareholders approved the transaction which closed on October 11, 2002. As a result, all of Genevest's common shares of Visible Genetics were sold during the year for cash proceeds of $2,000,285 resulting in a gain on sale of long-term investments of $2,000,284. At December 31, 2001, Genevest had owned 831,684 common shares of Visible Genetics which represented an approximate equity interest of 3.8% and an approximate quoted market value of $14,700,000.

In June 2002, Genevest made a $1,875,000 investment in LAB, a Montreal-area based company which develops proprietary and generic products and provides pre-clinical research and development services to the pharmaceutical and biotechnology industries. LAB is a pharmaceutical Product Development Organization with the following operations: LAB Development International Inc. ("**LAB Development**") and LAB Pre-Clinical Research International Inc. ("**LAB Pre-Clinical**"). LAB Development develops drug compounds in three distinct product groups: new chemical entities, novel formulations and generics. LAB Pre-Clinical is focused on early stage drug development and pre-clinical safety evaluation as at December 31, 2002. Genevest held an approximate 5% interest in LAB with an approximate market value of $2,100,000 and held a seat on LAB's board of directors.

During 2002, Genevest made a $460,070 investment in ChondroGene. ChondroGene is a Toronto-based functional genomics company that was founded in 1998 with a mission to use genomics-based approaches to develop novel therapeutics and diagnostics for the most common form of arthritis, osteoarthritis (OA). ChondroGene entered into a two-year research collaboration with Pfizer Inc. to jointly develop diagnostics and drugs for OA. As at December 31, 2002, Genevest owned 1,043,000 common shares of ChondroGene representing an equity interest of approximately 4.5% and an approximate quoted market value of $385,910.

In 2002, Genevest also made substantial investments in gold and other mineral resource related companies. Genevest's investment objectives and policies guideline was amended to allow such investments. As at December 31, 2002, Genevest had investments with a book value of $18,828,223 relating to mineral resource companies which represented approximately 77.8% of its total investment portfolio.

As at December 31, 2002, Genevest continued to maintain its approximate 16.3% equity interest in Pinetree. At December 31, 2002, Genevest had advanced Pinetree Capital Corp. $6,626,047 (2001 — $5,956,793).

Liquidity and Capital Resources

The market value of Genevest's investment portfolio (marketable securities and longterm investments) increased from approximately $32,334,000 as at December 31, 2001 to $38,831,000 as at December 31, 2002, a 20% increase. Cash and cash equivalents and marketable securities stood at $20,447,990 on December 31, 2002 as compared to $24,521,923 on December 31, 2001. As well, working capital increased from $23,757,397 as at December 31, 2001 to $24,462,958 as at December 31, 2002.

Marketable securities, which are recorded at the lower of cost and market, increased to $20,353,903 from $16,362,893 at the end of the previous year. The market value of these securities was approximately $35,595,000 as at December 31, 2002 and $18,866,000 as at December 31, 2001.

In Fiscal 2002, Genevest had no material financial commitments other than its lease obligations (approximately $15,200 per month), those pursuant to employment and/or consulting agreements, $8,017,643 due to brokers in respect to margin trading accounts, and $53,377 in accounts payable and accrued liabilities.

The principal consulting agreement is between Genevest and 1313366 Ontario Inc. which provides that in consideration for 1313366 Ontario Inc. providing the services of Sheldon Inwentash as Chairman and Chief Executive Officer of Genevest, 1313366 Ontario Inc. will be paid an annual fee of US$250,000, an annual bonus equal to 10% of Genevest's pre-tax profit, and will be granted 200,000 stock options of Genevest annually, the terms of which shall be determined by the Genevest Board.

In fiscal 2002, Genevest planned to purchase up to 485,000 (2001 — 495,000) Genevest Common Shares for cancellation through a normal course issuer bid (the "**2002 NCIB**"). The 2002 NCIB ran from February 20, 2002 to February 19, 2003 (2001 NCIB — February 1, 2001 to January 31, 2002). Purchase and payment for the Genevest Common Shares were made by Genevest in accordance with the TSXV requirements. As at December 31, 2002, Genevest had purchased 65,000 Genevest Common Shares at a total cost of $76,713 pursuant to the 2002 NCIB.

On February 7, 2002, Genevest cancelled 174,200 Genevest Common Shares which were purchased at prices ranging from US$1.00 to US$2.00 pursuant to the 2001 NCIB and 1,500 Common Shares which were purchased at US$1.10 pursuant to the 2002 NCIB. On August 1, 2002, Genevest cancelled 1,000 Genevest Common Shares which were purchased at US$1.10 pursuant to the 2002 NCIB.

Genevest has incentive stock option plans for directors, officers, key employees and consultants to enable them to purchase common shares of Genevest. In fiscal 2002, 450,000 stock options were exercised at an exercise price ranging from $1.00 to $1.15 for total proceeds of $487,500.

Significant and Subsequent Events

In 2003, Genevest made an application to the TSXV to change the trading of its common shares from U.S. dollars to Canadian dollars. The TSXV approved the change and, effective at the opening on April 16, 2003, Genevest's symbol was changed from "GNV.U" to "GNV", all bids and offers began to be quoted in Canadian dollars and all trades began to be settled in Canadian dollars.

In 2003, Genevest announced that subject to shareholder and regulatory approval it has reduced the exercise price of 1,217,500 options to $1.50 per share. The options have expiry dates ranging from July 15, 2004 to December 3, 2006 and previously had exercise prices ranging from U.S.$1.20 to U.S.$4.00 per share. The options are held by directors, officers and consultants of Genevest. As well 235,000 new options exercisable at $1.50 per share and with an expiry date of April 6, 2008 have been granted to directors, officers, consultants and employees of Genevest subject to regulatory approval.

Dividend Policy

Subject to the requirements of the ABCA, there are no restrictions which could prevent Genevest from paying dividends. Genevest has not paid dividends since the commencement of its current business operations. Genevest intends to reinvest any earnings to fund the development and growth of its business and does not expect to pay any dividends within the foreseeable future. Any future payments of dividends will depend upon the financial condition, capital requirements and earnings of Genevest, as well as other factors the Genevest Board may consider relevant.

Authorized and Issued Share Capital

The authorized capital of Genevest consists of an unlimited number of Genevest Common Shares. As of April 20, 2004, there were 9,523,376 Genevest Common Shares outstanding. The holders of Genevest Common Shares are entitled to one vote per share at all meetings of Genevest Shareholders. Holders of Genevest Common Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Genevest available for distribution to the holders of Genevest Common Shares in the event of liquidation, dissolution or winding-up of Genevest. All rank *pari passu* with each other, as to all benefits which might accrue to the holders of Genevest Common Shares.

Consolidated Capitalization

The following table sets forth the consolidated share and loan capital of Genevest as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by the Genevest Financial Statements attached hereto as Schedule "E":

Description of Class	Authorized	Amount Outstanding as at April 16, 2004
Genevest Common Shares	Unlimited	9,523,376
Options	—	1,621,667
Long-term debt	—	Nil

There has been no material change in the share and loan capital of Genevest since December 31, 2003. Please see "Information Regarding New Pinetree (Post Merger) — *Pro forma* Consolidated Capitalization" for disclosure regarding the *pro forma* capitalization (on a consolidated basis) of New Pinetree after completion of the Amalgamation.

Options and Other Rights to Purchase Genevest Common Shares

Genevest maintains stock option plans to encourage the ownership of Genevest Common Shares by directors, officers, key employees and consultants of Genevest from time to time. The options are non-assignable, and the exercise price is fixed by the Administrator under the stock option plans provided that it shall be not less than the market price of the Genevest Common Shares at the time the option is granted (or the minimum exercise price as provided by exchange rules) and payment shall be made in full on the exercise of the options. The term of the options granted under the Genevest Option Plan may not exceed five years and the options are subject to earlier redemption upon the termination of employment. A maximum of 1,000,000 options to acquire Genevest Common Shares may be issued under the Genevest Option Plan.

As at March 31, 2003, there are outstanding options to purchase or acquire 1,621,667 Genevest Common Shares of which 482,500 options have been issued (and not cancelled) under the Genevest 2000 Stock Option Plan. A further 517,500 Genevest Common Shares may be issued under the Genevest 2000 Stock Option Plan.

The following table sets forth certain information as to Genevest Options held as of April 20, 2004:

Holders of Options	Number of Genevest Common Shares Under Options	Exercise Price	Expiration Date	Market Price of Genevest Common Shares on Date of Grant(1)
Three Executive Officers, as a group	125,000	$1.50	July 15, 2004	US$1.18
	300,000	$1.50	November 16, 2004	US$1.40
	30,000	$1.50	November 16, 2004	US$1.40
	50,000	$1.50	December 23, 2004	US$2.25
	50,000	$1.50	March 30, 2005	US$4.00
	200,000	$1.50	April 18, 2005	US$2.25
	195,000	$1.50	January 9, 2006	US$2.00
	120,000	$1.50	April 6, 2008	US$0.75
Three Directors who are not also Executive Officers	25,000	$1.15	April 7, 2005	$1.25
	25,000	$1.15	April 16, 2005	$1.25
	50,000	$1.00	September 28, 2005	$0.70
	35,000	$1.45	October 14, 2004	$1.45
	20,000	$1.50	July 15, 2004	US$1.18
	15,000	1.50	November 29, 2005	US$1.65
	20,000	$1.50	August 23, 2006	US$1.75
	20,000	$1.50	April 6, 2008	US$0.75
	200,000	$1.50	January 3, 2005	US$2.15
Other employees and ongoing service providers	36,667	US$3.50	February 3, 2005	US$3.50
	12,500	$1.50	December 3, 2006	US$1.50
	87,500	$1.50	April 6, 2008	US$0.75
	5,000	$1.50	June 20, 2009	$3.10

(1) Based on the closing price of the Genevest Common Shares on the trading date prior to the date of grant. On April 2, 2003, certain options were amended to change the exercise price to $1.50. The closing price of the Genevest Common Shares on the trading date prior to April 2, 2003 was U.S.$0.75.

Prior Sales

During the twelve months ended March 31, 2004, Genevest has not issued any Genevest Common Shares. As well, during the twelve months ending March 31, 2004, 508,000 Genevest Common Shares were purchased by Genevest at an average cost of $2.36 per share pursuant to normal course issuer bids initiated by Genevest. The shares purchased pursuant to normal course issuer bids have been cancelled. Please see "Information Regarding Genevest — Management Discussion and Analysis of Financial Condition and Operating Results — Liquidity and Capital Resources".

Stock Exchange Prices

The Genevest Common Shares are listed for trading on the TSXV under the trading symbol "GNV". The following table sets out the market price range and trading volume of the Genevest Common Shares on the TSXV for the periods indicated.

Year		High ($)	Low ($)	Volume (no. of shares)
2002	First Quarter	U.S. 1.20	U.S. 1.00	58,850
	Second Quarter	U.S. 1.45	U.S. 0.50	115,201
	Third Quarter	U.S. 0.80	U.S. 0.50	31,800
	Fourth Quarter	U.S. 0.85	U.S. 0.40	233,500
2003(1)	First Quarter(2)	U.S. 1.20	U.S. 0.75	371,330
	Second Quarter(3)	2.00	1.75	175,375
	Third Quarter	2.75	2.15	283,438
	October	2.15	2.05	52,700
	November	2.50	2.04	67,600
	December	3.05	2.45	56,621
2004	January	3.25	2.95	246,818
	February	3.00	2.75	38,600
	March	3.25	2.70	259,150

(1) The Genevest Common Shares traded in U.S. dollars until close of business on April 15, 2003. Effective April 16, 2003, the Genevest Common Shares began trading in Canadian dollars.

(2) Including market price ranges and trading volume up to the close of business on April 15, 2003.

(3) Beginning on April 16, 2003.

On April 20, 2004 the closing price of the Genevest Common Shares on the TSXV was $3.00 per share.

Escrowed Securities

None of the issued and outstanding Genevest Common Shares are subject to escrow.

Principal Holders of Voting Securities

Please see "Principal Holders of Genevest Voting Securities".

Directors and Officers

Please see "Annual Genevest Meeting Matters — Election of Directors".

Corporate Cease Trade Orders or Bankruptcies

No current director, officer or principal shareholder of Genevest is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under securities laws for a period of more than 30 consecutive days, was declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows:

- Larry Goldberg was the Vice President Finance at Telroute from September 1994 to February 1995 during which time Telroute became insolvent under the *Bankruptcy and Insolvency Act* (Canada).
- Sheldon Inwentash and Mr. Falzone have been directors and/or officers of Treat since March 1994 and July 1998, respectively. In October 2002, Treat trading was halted by the TSXV for failure to meet the exchange's tier maintenance requirements in accordance with TSXV's Policy 2.5 and being designated as an

inactive issuer for a period of greater than 18 months. In August 2003, Treat's shares were listed for trading on the NEX board of the TSXV. Treat is a reporting issuer and is current with continuous disclosure requirements.

- In December 2002, Mr. Falzone resigned as a director of NSI Communications Systems Inc. ("**NSI**"), a wholly-owned subsidiary of NSI Global Inc. Shortly after Mr. Falzone's resignation, NSI filed an assignment in bankruptcy under the *Bankruptcy and Insolvency Act* (Canada).

Penalties or Sanctions

No current director, officer or principal shareholder of Genevest has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision in respect to Genevest.

Individual Bankruptcies

No current director, officer or principal shareholder of Genevest or personal holding company of any such persons has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his, her or its assets.

Conflicts of Interest

The directors of Genevest are required by law to act honestly and in good faith with a view to the best interest of Genevest and to disclose any interests which they may have in any project or opportunity of Genevest. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Genevest will participate in any project or opportunity, that director will primarily consider the degree of risk to which Genevest may be exposed and its financial position at that time.

To the best of Genevest directors' knowledge, save as described herein, there are no known existing or potential conflicts of interest among Genevest, its promoters, directors, officers or other members of management of Genevest as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of Genevest are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Genevest will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the ABCA will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Please see "Genevest — Executive Compensation — Interest of Management and Others in Material Transactions", "Other Material Facts" and "Other Material Contracts".

Indebtedness of Directors, Executive Officers and Senior Officers

Please see "Indebtedness of Directors, Executive Officers and Senior Officers of Genevest".

Executive Compensation

Please see "Compensation of Executive Officers and Directors of Genevest".

Risk Factors

In addition to the other information contained in this Circular, the following factors should be considered carefully when considering risk related to Genevest's business.

Nature of the Securities

The purchase of Genevest Common Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Genevest Common Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Genevest Common Shares should not constitute a major portion of an investor's portfolio.

Dependence on Management

Genevest is very dependent upon the personal efforts and commitment of its existing and new management, who are responsible for the future development of Genevest's business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Genevest could result, and other persons would be required to manage and operate Genevest.

Payment of Dividends and Profitability

Genevest has never paid any dividends and does not anticipate paying any dividends for the foreseeable future. There can be no assurance that Genevest's business will continue to be profitable.

Foreign Exchange/Currency of Operations

Genevest's operations are exposed to foreign exchange fluctuations and foreign exchange fluctuations could have a significant adverse effect on its consolidated results of operations. Genevest does not hedge its foreign currency operations.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are in regard to matters that are not historical facts and are forward-looking statements and, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Economic Conditions

Unfavourable economic conditions may negatively impact new business origination volume and the credit quality of any loans made by Genevest. A negative impact in the value of Genevest's portfolio would likely have a negative impact on the market price of the Genevest Common Shares (or the Existing Pinetree Common Shares after completion of the Merger). Unfavourable economic conditions could also increase Genevest's financing costs, decrease net income, limit access to capital markets and negatively impact any credit facilities extended to Genevest.

Share Prices of Investments

Genevest's investments in marketable securities and its long-term investments in public companies are subject to volatility in the share prices of the subject companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond the control of Genevest, including, quarterly variations in the subject companies' results of operations, changes in earnings (if any), estimates by analysts, conditions in the industry of the subject companies and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of Genevest's investments.

Development of Long-Term Investees

Many of Genevest's long-term investees are emerging growth companies in the biotechnology, gold and mineral resource and technology sectors. The subject technology and biotechnology companies' ability to develop, manufacture and market their products profitably and the subject gold and mineral resource companies' ability to find and profitably extract mineral resource reserves is unproven in some instances. As well the companies are subject to competition from other firms in their respective industries which have or may have greater financial, technical, marketing and service resources than the subject companies. Development by competitors may render the subject companies' products non-competitive or obsolete.

Genevest's long-term biotechnology and technology investees are predominantly involved in the development of new technologies and there can be no assurance that the subject companies' products will be protected by patents, or other intellectual property rights, or that patent protection, if sought will be sufficient to inhibit others from developing similar products. There can be no assurance that all of the subject companies' applications for patents or other intellectual property rights will be successful. There is also no assurance that the subject companies' prospective patents, or other intellectual property rights, if challenged in litigation, will withstand such challenge. In the absence of patent or copyright protection, the subject companies' products would be exposed more openly to competitive products that replicate their developments. There is no assurance that competitors will not independently develop such know-how or otherwise obtain access to proprietary information. Genevest's long-term mineral resource and gold investees are involved in the exploration and development of mineral resource properties which, in some cases, do not have proven mineral reserves. There can be no assurance that these investees will successfully locate any commercializable quantities of any particular mineral resource nor that they can mine such reserves at an economic cost.

Genevest's long-term investees are subject to the changing standards and reviews of government regulators throughout the world. Such changes, reviews or added requirements may result in considerable delay in the subject companies' efforts to develop, manufacture and market its products and may require the expenditure of substantial resources. There can be no assurances that regulatory approvals, as may be required will be obtained on a timely basis, if at all.

The progress of Genevest's long-term investees to date has been, to a significant extent, dependent on the skills of certain senior management and directors. The departure of any of these key personnel before suitable replacements can be found, could have a material adverse effect on Genevest and its prospects.

The current operations of the Genevest's long-term investees may not generate sufficient funds to fund the respective companies' current levels of operating, exploration and development activities. It is intended that these shortfalls will be reduced and eliminated in the future by equity financing and/or future revenue streams from the sale of the respective companies' products, resources and/or services; however, there can be no assurance that sufficient equity financing can be obtained or sufficient revenue achieved to reduce and eliminate any such shortfalls or, if these shortfalls are met, that the subject companies will be able to achieve sustainable profitable operations.

Some of the Genevest's long-term investees are private companies and accordingly there is no public market for the subject shares. The lack of a public market for the shares of Genevest's long-term investees may make it more difficult for Genevest to maximize and/or realize its investment value, if any.

Legal Proceedings

Genevest is not a party to any legal proceedings and is not aware of any such proceedings that are contemplated.

Interest of Management and Others in Material Transactions

Please see "Interest of Genevest Insiders in Material Transactions".

Auditors

The auditors of Genevest are Ernst & Young LLP. Please see "Annual Genevest Meeting Matters — Appointment of Auditors".

Registrar and Transfer Agent

The registrar and transfer agent for the Genevest Common Shares is Equity Transfer Services Inc. at its principal offices at 120 Adelaide Street West, Suite 240, Richmond — Adelaide Centre, Toronto, Ontario, Canada, M5H 4C3.

Material Contracts

Other than as provided elsewhere herein, the only agreements or contracts that Genevest has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1. the Merger Agreement (please see "The Merger");
2. Genevest's executive offices are in leased premises of approximately 4,400 square feet located at Suite 2810, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1A9. Genevest has entered into a sub-lease agreement dated May 25, 2001 (as amended by letter agreement dated December 3, 2001) with Pinetree as sub-lessor. The sub-lease is for a term of six years commencing June 1, 2001, and ending May 31, 2007. Genevest's commitment under the sub-lease is approximately $13,000 per month; and
3. the 1313366 Services Agreement (please see "Compensation of Executive Officers and Directors of Genevest — Employment Contracts").

A copy of any material contract or report may be inspected by Genevest Shareholders at any time up to the Genevest Meeting, and by Pinetree Shareholders at any time up to the Pinetree Meeting, during normal business hours at Genevest's business office located at The Exchange Tower, 130 King Street West, Suite 2810, P.O. Box 47, Toronto, Ontario M5X 1A9.

Other Material Facts

There are no other material facts relating to Genevest not disclosed elsewhere in this Circular.

INFORMATION REGARDING 981268 ALBERTA LTD.

The information concerning 981268 contained in this Circular has been furnished by Pinetree, which takes sole responsibility for the accuracy and completeness of the information set out herein relating to 981268. Genevest is relying solely on this information in completing those portions of this circular relating to Genevest and 981268. Genevest has no reason to believe that any of the information provided to it by Pinetree contains an untrue statement of material fact or an omission to state a material fact that is required to make a statement not misleading in light of the circumstances in which it was made.

Name and Incorporation

981268 was incorporated under the ABCA under the name "981268 Alberta Ltd." on March 27, 2002. The registered office of 981268 is located at Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue SW, Calgary, AB T2P 4H2. The principal business office of 981268 is located at Suite 2810, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1A9.

Business of 981268

981268 has not carried on any active business since its incorporation.

Selected Financial Information

The unaudited financial statements of 981268 for the year ended December 31, 2003 are attached hereto as Schedule "G".

Management Discussion and Analysis of Financial Condition

981268 was incorporated under the ABCA under the name "981268 Alberta Ltd." on March 27, 2002. Since that time, 981268 has not carried on any active business or generated any revenues. The liabilities of 981268, in the aggregate amount of $510, are the expenses relating to its incorporation.

Dividend Policy

981268 has not paid any dividends on the 981268 Shares since its incorporation. 981268 does not expect to pay dividends within the foreseeable future. Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of 981268, as well as other factors the board of directors may consider relevant.

Authorized and Issued Share Capital

The authorized capital of 981268 consists of an unlimited number of 981268 Shares which, as of the date hereof, one 981268 Share is issued and outstanding to Pinetree. The holders of 981268 Shares are entitled to one vote per share at all meetings of 981268 shareholders. Holders of 981268 Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of 981268 available for distribution to the holders of 981268 Shares in the event of liquidation, dissolution or winding-up of 981268. All 981268 Shares rank *pari passu* with each other, as to all benefits which might accrue to the holders of 981268.

Consolidated Capitalization

The following table sets forth the share and loan capital of 981268 as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by the 981268 Financial Statements appearing elsewhere in this Circular:

Description of Class	Authorized	Amount Outstanding as at March 31, 2004
981268 Shares	Unlimited	$1.00

Options and Other Rights to Purchase 981268 Shares

As at the date hereof, there are no options or any other securities capable of being converted into 981268 Shares.

Prior Sales

On the date of its incorporation, 981268 issued one 981268 Share to Pinetree for $1.00.

Escrowed Securities

As at April 20, 2004, the one issued and outstanding 981268 Share is not subject to any escrow requirements.

Principal Holders of Voting Securities

Pinetree is the holder of all of the issued and outstanding 981268 Shares.

Directors and Officers

Sheldon Inwentash, a director, officer and principal shareholder of both Pinetree and Genevest is the sole director and officer of 981268, please see "Information Regarding Pinetree", "Information Regarding Genevest" and "The Merger" for additional information regarding Mr. Inwentash and his direct and indirect interests in Pinetree, Genevest and the Merger.

Indebtedness of Directors, Executive Officers and Senior Officers

No director or officer of 981268 is indebted to 981268 or has been indebted to 981268 at any time since 981268's incorporation.

Executive Compensation

No compensation has been paid to any officer of 981268 since the date of 981268's incorporation.

Legal Proceedings

981268 is not presently and has not at any time since its incorporation been involved in any legal proceedings and 981268 is not aware of any such proceedings known to be contemplated.

Registrar and Transfer Agent

981268 acts as its own registrar and transfer agent.

Material Contracts

Other than the Merger Agreement and the proposed Amalgamation Agreement, a copy of which is attached as Schedule "C" hereto, 981268 is not a party to any material contracts. Please see "The Merger" for a description of the Merger Agreement.

Other Material Facts

There are no material facts relating to 981268 other than as disclosed herein.

INFORMATION REGARDING NEW PINETREE (POST MERGER)

General Development of the Business

Following the completion of the Amalgamation, New Pinetree will carry on the combined businesses of both Pinetree and Genevest. New Pinetree (Post Amalgamation) will continue to identify and finance emerging growth business and will do so within the areas in which Pinetree and Genevest currently operate. The investment criteria and policies of New Pinetree (Post Amalgamation) will similarly be within the existing framework set out by Pinetree and Genevest. For a description of the existing businesses of Pinetree and Genevest, including their respective investment policies and criteria, please see "Information Regarding Pinetree — General Development of the Business, Significant Acquisitions and Significant Dispositions" and "Information Regarding Genevest — General Development of the Business, Significant Acquisitions and Significant Dispositions".

Pro Forma Consolidated Capitalization

The following table sets forth the *pro forma* consolidated share and loan capital of New Pinetree on a pro forma basis after giving effect to the Amalgamation and the Consolidation and the Option Resolution as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by the *pro forma* consolidated financial statements of New Pinetree attached hereto as Schedule "H":

		Amount Outstanding as at April 20, 2004 (after giving effect to the Amalgamation and Consolidation)		
Description of Class	Authorized	Aggregate	Held by Former Pinetree Shareholders(1)	Held by Former Genevest Shareholders(2)
Pinetree Post-Consolidation Common Shares	Unlimited	13,663,159	4,047,810	9,615,349
Options	3,000,000	2,621,906	583,239	2,038,667
Long-Term Debt	—	Nil	Nil	Nil

(1) Assumes that Pinetree Post-Consolidation Common Shares held by Genevest are redeemed and cancelled.

(2) Assumes that Pinetree declines its right to receive Pinetree Post-Consolidation Common Shares in connection with the Amalgamation (which it is required to do pursuant to the Amalgamation Agreement).

Directors and Officers

The existing directors and officers of Pinetree will hold the same positions with New Pinetree (Post Amalgamation). In addition, the existing directors of Genevest will join the board of directors of New Pinetree. For a description of these individuals, please see "Information Regarding Pinetree — Directors and Officers" and "Information Regarding Genevest — Directors and Officers".

Principal Holders of Voting Securities

Based on information contained in this Circular and assuming that Pinetree has 13,663,159 issued and outstanding Pinetree Post-Consolidation Common Shares outstanding after the completion of the Amalgamation and the Consolidation, the following persons will beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all voting securities of Pinetree:

Name[1]	Number of Pinetree Post-Consolidation Common Shares Held	Percentage of Outstanding Pinetree Post-Consolidation Common Shares Held	Percentage of Outstanding Pinetree Post-Consolidation Common Shares Held on a Fully Diluted Basis[4]
Lynn Factor[2]	2,644,077	19.4%	17.8%
Sheldon Inwentash[3]	1,715,226	12.6%	18.6%

(1) Information in this table is based on information provided to Pinetree's management by the named persons.

(2) Sheldon Inwentash is the spouse of Lynn Factor. As well, 953,241 Pinetree Post-Consolidation Common Shares will be owned by a company associated with Ms. Factor. The holdings of Mr. Inwentash and the associated company are not included in the number of Pinetree Post-Consolidation Common Shares set out opposite Ms. Factor's name above.

(3) Lynn Factor is the spouse of Sheldon Inwentash. As well, 953,241 Pinetree Post-Consolidation Common Shares will be owned by a company associated with Mr. Inwentash. The holdings of Ms. Factor and the associated company are not included in the number of Pinetree Post-Consolidation Common Shares set out opposite Mr. Inwentash's name above.

(4) Based on 16,285,064 Pinetree Post-Consolidation Common Shares outstanding on a fully-diluted basis and assuming the holdings of the principal shareholders do not increase other than pursuant to this exercise of option held by the principal shares.

Post-Merger Accounting

The Merger will be accounted for as a reverse takeover of Pinetree by Genevest in accordance with the accounting requirements of EIC 10 of the Canadian Institute of Chartered Accountants Handbook, since the former Genevest Shareholders will hold 70.4% of the Pinetree Post-Consolidation Common Shares immediately after completion of the Merger and Consolidation. Application of reverse takeover accounting results in the following:

(a) the consolidated financial statements of the combined entity are issued under the name of the legal parent (Pinetree) but are considered a continuation of the financial statements of the legal subsidiary (Genevest);

(b) as Genevest is deemed to be the acquiror for accounting purposes, its assets and liabilities are included in the consolidated financial statements of the continuing entity at their carrying values and the comparative figures reflect the results of operations of Genevest;

(c) Genevest is deemed to acquire control of the net assets and operations of Pinetree and the deemed consideration will be the fair value of the net assets of Pinetree immediately prior to the Amalgamation plus transaction costs estimated to be $230,000; and

(d) earnings per share will be computed using the number of Post-Consolidation Common Shares issued to Genevest Shareholders by Pinetree for the period from the beginning of the fiscal year to the date of the reverse takeover. For the period from the date of the reverse takeover to the end of the fiscal year, the number of common shares to be used would be the actual number of common shares of Pinetree outstanding in that period. The weighted average number of common shares to be used in computing the earnings per share would be calculated on the basis of the numbers determined for the two periods as described.

Liquidity

The Merger, Consolidation and Name Change will only be effected if the Pinetree Post-Consolidation Common Shares will continue to trade on the TSX following the completion of such transactions.

Dividend Policy

Subject to the requirements of the *Business Corporations Act* (Ontario), there will be no restrictions which could prevent New Pinetree (Post Merger) from paying dividends. New Pinetree (Post Amalgamation) intends to reinvest any earnings to fund the development and growth of its business and does not expect to pay any dividends within the foreseeable future. Any future payments of dividends will depend upon the financial condition, capital requirements and earnings of New Pinetree (Post Merger), as well as other factors the Pinetree Board may consider relevant.

Auditors

The auditors of New Pinetree (Post Merger) will be Ernst & Young LLP, Chartered Accountants at the Toronto offices located at Ernst & Young Tower, P.O. Box 251, 222 Bay Street, Toronto Dominion Centre, Toronto, Canada, M5K 1J7.

Registrar and Transfer Agent

The registrar and transfer agent for the Pinetree Post-Consolidation Common Shares will be Equity Transfer Services Inc. at its principal offices at 120 Adelaide Street West, Suite 240, Richmond-Adelaide Centre, Toronto, Ontario, Canada, M5H 4C3.

* * * * * * * * * * *

The contents and sending of this Circular have been approved by the boards of directors of Genevest and Pinetree.

Dated as of the 20th day of April, 2004.

BY ORDER OF THE BOARD OF
DIRECTORS OF PINETREE CAPITAL CORP.

"Sheldon Inwentash"
Sheldon Inwentash,
Chairman and Chief Executive Officer

BY ORDER OF THE BOARD OF
DIRECTORS OF GENEVEST INC.

"Sheldon Inwentash"
Sheldon Inwentash,
Chairman and Chief Executive Officer

SCHEDULE "A-1"
PINETREE MERGER RESOLUTION

BE IT RESOLVED THAT:

1. the allotment and issue of common shares of Pinetree Capital Corp. ("the Corporation") (as such shares exist prior to a 1.75 for one consolidation of the issued and outstanding common shares of the Corporation) pursuant to an amalgamation of 981268 Alberta Ltd., a wholly-owned subsidiary of the Corporation, and Genevest Inc. ("Genevest"), on the terms and conditions contained in the amalgamation agreement between the Corporation, Genevest Inc. and 981268 Alberta Ltd. (the "Amalgamation Agreement"), is hereby authorized, approved and adopted.

2. any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or doing of any such act or thing; and

3. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement and/or (ii) not to proceed with the issuance of common shares pursuant to the Merger Agreement at any time prior to the issuance of articles of amalgamation under the *Business Corporations Act* (Alberta) without further approval of the shareholders of Pinetree.

SCHEDULE "A-2"
PINETREE CONSOLIDATION AND NAME CHANGE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Articles of Pinetree Capital Corp. (the "Corporation") be amended to:

   (a) consolidate the issued and outstanding common shares of the Corporation on the basis that 1.75 of such shares shall become one common share. No fractional common shares of the Corporation shall be issued in connection with the consolidation. In the event that the number of common shares registered in the name of a shareholder immediately prior to giving effect to consolidation is not evenly divisible by 1.75, the number of common shares to be registered in the name of such holder immediately after giving effect to the consolidation shall be rounded down to the nearest whole number provided that shareholders that otherwise would be entitled to less than one common share shall receive one common share such that no shareholders are eliminated as a result of the Consolidation; and

   (b) change the name of the Corporation to "Pinetree Capital Ltd."

2. Any officer of the Corporation is hereby authorized to execute and deliver Articles of Amendment, in duplicate, to the Director appointed under the *Business Corporations Act* (Ontario) and to do and perform all acts and things and execute all documents necessary to give effect to this special resolution.

3. The directors of the Corporation revoke this special resolution before it is acted on without further approval of the shareholders of the Corporation.

SCHEDULE "A-3"
OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1. the number of common shares of Pinetree Capital Corp. ("the Corporation") (as such shares exist prior to a 1.75 for one consolidation of the issued and outstanding common shares of the issuer) issuable pursuant to the stock option plan of the Corporation be set at 5,250,000, subject to any limitations imposed by applicable regulations, laws, rules, and policies; and

2. any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or doing of any such act or thing.

SCHEDULE "A-4"
OPTION RESOLUTION

BE IT RESOLVED THAT:

1. the amendments of stock options in respect of 885,668 Existing Pinetree Common Shares, as described in "Amendments to Certain Options" in the Joint Management Information Circular provided in connection with this meeting is hereby approved; and

2. any officer or director of the Corporation be and he is hereby authorized and directed for and on behalf of the Corporation to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or doing of any such act or thing.

SCHEDULE "B"
GENEVEST AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amalgamation (the "Amalgamation") of Genevest Inc. ("Genevest") and 981268 Alberta Ltd. ("981268"), a wholly-owned subsidiary of Pinetree Capital Corp. ("Pinetree"), on the terms and conditions contained in the amalgamation agreement between Genevest, Pinetree and 981268 (the "Amalgamation Agreement") is hereby authorized and approved;

2. any director or officer of Genevest is hereby authorized and directed for and on behalf of Genevest to execute under the seal of Genevest or otherwise, and to deliver articles of amalgamation as are necessary or desirable to the Registrar under the *Business Corporations Act* (Alberta) ("ABCA") in accordance with the Amalgamation Agreement for filing;

3. notwithstanding that this resolution has been passed by the shareholders of Genevest, the directors of Genevest are hereby authorized and empowered (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement and/or (ii) not to proceed with the amalgamation of Pinetree with 981268 Alberta Ltd. at any time prior to the issuance of articles of amalgamation under the ABCA without further approval of the shareholders of Genevest; and

4. any officer or director of Genevest is hereby authorized and directed for and on behalf of Genevest to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or doing of any such act or thing.

SCHEDULE "C"
AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the • day of • , 2004.

AMONG:

981268 ALBERTA LTD., a corporation governed by the laws of the Province of Alberta

(hereinafter referred to as **"981268"**)

— and —

GENEVEST INC., a corporation governed by the laws of the Province of Alberta

(hereinafter referred to as **"Genevest"**)

— and —

PINETREE CAPITAL CORP., a corporation governed by the laws of the Province of Ontario

(hereinafter referred to as **"Pinetree"**)

RECITALS

WHEREAS:

A. 981268 is a wholly-owned subsidiary of Pinetree;

B. The authorized capital of 981268 consists of an unlimited number of common shares of which one common share is issued and outstanding as of the date hereof;

C. The authorized capital of Genevest consists of an unlimited number of common shares, of which 9,523,376 common shares are issued and outstanding as of the date hereof; and

D. 981268 and Genevest propose to amalgamate and continue as one corporation pursuant to the ABCA upon the terms and subject to the conditions hereinafter set out.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants and agreements hereinafter set out, the parties hereto covenant and agree as follows:

(1) **Definitions.** In this Agreement, including the recitals hereto, the following words and expressions shall have the respective meanings ascribed to them below:

"**981268 Shares**" means the common shares in the capital of 981268;

"**ABCA**" means the *Business Corporations Act* (Alberta) as amended;

"**Agreement**" means this agreement as the same may be amended, modified or supplemented from time to time;

"**Amalco Shares**" means the common shares of the Amalgamated Corporation;

"**Amalgamated Corporation**" means the corporation resulting from the Amalgamation;

"**Amalgamation**" means the amalgamation of 981268 and Genevest contemplated by this Agreement;

"**Business Day**" means a day which is not a Saturday, Sunday or a statutory holiday in the Province of Ontario or Alberta;

"**Certificate of Amalgamation**" means the articles of amalgamation endorsed with a certificate by the Registrar in respect of the Amalgamation;

"**Effective Date**" means the date of the Certificate of Amalgamation;

"**Pinetree Shares**" means the common shares in the capital of Pinetree as constituted on the date hereof;

"**Genevest Shares**" means the common shares in the capital of Genevest as constituted on the date hereof;

"**Meetings**" means the annual and special meetings of shareholders of Genevest and Pinetree held on May 26 and May 27, 2004, respectively, to, among other things, consider and approve the Amalgamation;

"**Merger Agreement**" means the Merger Agreement dated April 19, 2004 between the parties hereto;

"**Registrar**" means the Registrar of Corporations appointed under Section 263 of the ABCA; and

"**Resident Canadian**" has the meaning ascribed to "resident Canadian" in the ABCA.

(2) **Amalgamation.** 981268 and Genevest hereby agree to amalgamate and continue as one corporation under the provisions of the ABCA upon the terms and subject to the conditions hereinafter set out.

(3) **Name.** The name of the Amalgamated Corporation shall be Genevest Inc.

(4) **Registered Office.** The registered office of the Amalgamated Corporation shall be located at c/o Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue SW, Calgary, AB T2P 4H2.

(5) **Authorized Capital.** The authorized capital of the Amalgamated Corporation shall consist of an unlimited number of common shares. The rights, privileges, restrictions and conditions attaching to the common shares of the Amalgamated Corporation are set forth in Schedule 1 to this Agreement.

(6) **Directors.** The board of directors of the Amalgamated Corporation shall consist of a minimum of three directors and a maximum of ten directors. The number of directors of the Amalgamated Corporation and the number of directors to be elected at the annual meeting of the shareholders of the Amalgamated Corporation or by the signing of a resolution in lieu thereof, until changed in accordance with the ABCA, shall be seven. The first directors of the Amalgamated Corporation shall be Sheldon Inwentash, Steven Saviuk, Bruno Maruzzo, Ronald Perry, Lynn Factor, Joseph Greenberg and Kent Moore, each a Resident Canadian. Sheldon Inwentash, Steven Saviuk, Bruno Maruzzo, Ronald Perry, Lynn Factor, Joseph Greenberg and Kent Moore shall each hold office until the first meeting of the shareholders of the Amalgamated Corporation or until his or her successor is elected.

(7) **Business.** There shall be no restrictions on the business which the Amalgamated Corporation is authorized to carry on or on the powers which the Amalgamated Corporation may exercise.

(8) **Entitlements on Amalgamation.** On the Effective Date:

(a) each holder of Genevest Shares (other than 981268, the Genevest Shares of which shall be cancelled) will receive 2.2 fully paid and non-assessable Pinetree Shares for each Genevest Share held and each Genevest Share will be cancelled without reimbursement of the capital in respect thereof;

(b) each issued and outstanding 981268 Share will be converted into one Amalco Share;

(c) in exchange for its shares of 981268 and in consideration of the issuance of Pinetree Shares to shareholders of Genevest, Pinetree will receive one million Amalco Shares; and

(d) no Genevest Shares shall be converted into a fractional Pinetree Share, but rather any such fractional interest shall be rounded down to the nearest whole Pinetree Share without any compensation therefor.

(9) **Stated Capital.** The stated capital in respect of the Amalco Shares will be equal to the aggregate stated capital of 981268 and Genevest immediately prior to the Amalgamation.

(10) **By-laws.** The by-laws of the Amalgamated Corporation shall be the by-laws of Genevest with such amendments thereto as may be necessary to give effect to this Agreement until repealed, amended, altered or added to. A copy of the by-laws of the Amalgamated Corporation may be examined at any time prior to the Effective Date at the registered office of the Amalgamated Corporation.

(11) **Articles of Amalgamation.** Upon the shareholders of Genevest and the shareholder of 981268 approving the Amalgamation, this Agreement and any variations thereof, and provided that the conditions to the completion of the Amalgamation specified herein and in the Merger Agreement have then been satisfied or waived, Genevest and 981268 shall as soon as practicable thereafter complete and send to the Registrar articles of amalgamation in prescribed form providing for the Amalgamation and such other documents as may be required pursuant to the ABCA.

(12) **Amendment.** This Agreement may at any time and from time to time before or after the holding of the Meetings be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation, change the time for performance of any of the obligations or acts of the parties hereto or waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; provided that no such amendment shall change the provisions hereof regarding the consideration

to be received by shareholders of Genevest in exchange for their Genevest Shares without approval by the holders of such Genevest Shares given in the same manner as required for the approval of the Amalgamation.

(13) **Termination.** This Agreement may be terminated by a resolution passed by the directors of Pinetree, 981268 or Genevest at any time before the issue of the Certificate of Amalgamation, notwithstanding the approval of this Agreement by the shareholders of either or both of 981268 and Genevest. If this Agreement is terminated pursuant to this section, this Agreement shall forthwith become void and of no further force and effect and there shall be no liability on the part of any party hereto as a result of such termination.

(14) **Further Assurances.** Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

(15) **Time of Essence.** Time shall be of the essence of this Agreement.

(16) **Date for Any Action.** In the event that any date on which any action is required to be taken hereunder by any party is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

(17) **Binding Effect.** This Agreement shall be binding upon and enure to the benefit of the parties hereto and their successors and assigns.

(18) **Assignment.** No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties.

(19) **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their duly authorized officers as of the day and year first above written.

PINETREE CAPITAL CORP.

Per: ______________________________

981268 ALBERTA LTD.

Per: ______________________________

GENEVEST INC.

Per: ______________________________

SCHEDULE 1

CAPITALIZED TERMS USED HEREIN SHALL, UNLESS OTHERWISE DEFINED, HAVE IN EFFECT THE SAME MEANINGS ASCRIBED THERETO IN THE AMALGAMATION AGREEMENT BETWEEN 981268 ALBERTA LTD. AND GENEVEST INC.

THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO THE COMMON SHARES OF THE AMALGAMATED CORPORATION SHALL BE AS FOLLOWS:

ARTICLE 1 Dividends

1.1 The holders of the common shares shall be entitled to receive dividends and the Amalgamated Corporation shall pay dividends thereon, as and when declared by the board of directors of the Amalgamated Corporation out of moneys properly applicable to the payment of dividends, subject to the prior rights of the holders of any shares ranking senior to the common shares in the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

ARTICLE 2 Dissolution

2.1 In the event of the dissolution, liquidation or winding up of the Amalgamated Corporation, whether voluntary or involuntary, or any other distribution of assets of the Amalgamated Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of any shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding up, the holders of the common shares shall be entitled to receive the remaining property and assets of the Amalgamated Corporation.

ARTICLE 3 Voting Rights

3.1 Except for meetings at which only holders of another specified class or series of shares of the Amalgamated Corporation are entitled to vote separately as a class or series, the holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Amalgamated Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Amalgamated Corporation.

SCHEDULE "D"
RIGHTS OF DISSENTING SHAREHOLDERS

SECTION 191 OF
THE ALBERTA BUSINESS CORPORATIONS ACT

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(20) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(21) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(22) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(23) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(24) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(25) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(26) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder:

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(27) Every offer made under subsection (7) shall:

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(28) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(29) A dissenting shareholder:

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(30) In connection with an application under subsection (6), the Court may give directions for:

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(31) On an application under subsection (6), the Court shall make an order:

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgement in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(32) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13), whichever first occurs,

the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgement, as the case may be.

(33) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(34) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(35) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(36) If subsection (20) applies, the corporation shall, within 10 days after:

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(37) Notwithstanding that a judgement has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(38) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

Consolidated Financial Statements of

GENEVEST INC.

For the Years Ended December 31, 2003 and 2002

Contents

AUDITORS' REPORT

To the Shareholders of Genevest Inc.

We have audited the consolidated balance sheet of **Genevest Inc.** as at December 31, 2003 and the consolidated statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2002 and for the year then ended, prior to the restatement of investments to the fair value method and related tax effect as described in note 3(a), were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 21, 2003. We have examined the adjustments that were applied to restate the 2002 financial statements and in our opinion, such adjustments are appropriate and have been properly applied.

Ernst + Young LLP

Toronto, Canada
February 27, 2004

Chartered Accountants

GENEVEST INC.

CONSOLIDATED BALANCE SHEETS

As at December 31,

	2003	2002 (restated, see note 3(a))
Assets		
Investments, at fair value (note 4)	$80,016,099	$38,831,777
Cash and cash equivalents	31,999	94,087
Advances to affiliated companies (note 5)	4,170,317	8,751,062
Income taxes receivable	—	385,397
	$84,218,415	$48,062,323
Liabilities and Shareholders' Equity		
Due to brokers	$20,295,492	$ 8,017,643
Accounts payable and accrued liabilities	145,526	52,980
Income taxes payable	895,694	—
Future tax liabilities (note 8)	11,464,084	5,046,424
	32,800,796	13,117,047
Shareholders' equity		
Share capital (note 7)	8,750,570	9,695,530
Contributed surplus	830,038	—
Retained earnings	41,837,011	25,249,746
	51,417,619	34,945,276
	$84,218,415	$48,062,323

On behalf of the Board:

(Signed) SHELDON INWENTASH
Director

(Signed) H. JOSEPH GREENBERG
Director

See accompanying notes to the consolidated financial statements.

GENEVEST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,

	2003	2002 (restated, see note 3(a))
Net Investment Gains (Losses)		
Gain on disposal of investments, net	$10,080,633	$ 1,610,344
Reversal of previously recognized unrealized gains on disposal of investments	(3,499,915)	(2,839,163)
Unrealized gains (losses) on investments, net	21,016,089	(1,041,806)
	27,596,807	(2,270,625)
Other Revenue		
Interest and dividend income (note 5)	482,334	560,142
	28,079,141	(1,710,483)
Expenses		
Operating, general and administrative (note 6)	2,261,057	1,126,428
Stock-based compensation (note 7 (c,d))	830,038	—
Foreign exchange loss (gain)	542,349	(88,974)
Interest	546,792	393,008
	4,180,236	1,430,462
Income (loss) before income taxes	23,898,905	(3,140,945)
Provision for income taxes (note 8)	7,311,640	1,192,698
Net income (loss) for the year	$16,587,265	$(4,333,643)
Earnings (loss) per common share		
Basic	$ 1.68	$ (0.43)
Diluted	$ 1.62	$ (0.43)
Weighted average number of common shares outstanding		
Basic	9,898,183	10,125,797
Diluted	10,233,131	10,172,976

See accompanying notes to the consolidated financial statements.

GENEVEST INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years Ended December 31,

	2003	2002 (restated, see note 3(a))
Retained earnings, beginning of year, as previously reported	$25,249,746	$16,650,530
Change in accounting for investments (note 3(a))	—	12,932,859
Retained earnings, beginning of year, as restated	25,249,746	29,583,389
Net income (loss) for the year	16,587,265	(4,333,643)
Retained earnings, end of year	$41,837,011	$25,249,746

See accompanying notes to the consolidated financial statements.

GENEVEST INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2003	2002 (restated, see note 3(a))
Cash flows from operating activities		
Net income (loss) for the year	$16,587,265	$(4,333,643)
Items not affecting cash		
Gain on disposal of investments	(10,080,633)	(1,610,344)
Reversal of previously recognized unrealized gains on disposal of investments	3,499,915	2,839,163
Unrealized losses (gains) on investments, net	(21,016,089)	1,041,806
Compensation expense of repriced stock options (note 7(c))	779,200	—
Compensation expense of issuance of stock options (note 7(d))	50,838	—
Future income taxes	6,417,660	1,969,448
	(3,761,844)	(93,570)
Changes in non-cash working capital balances related to operations		
Advances to affiliated companies	4,580,745	(2,343,640)
Sundry receivables	—	90,377
Income taxes receivable	385,397	—
Due to brokers	12,277,849	4,020,892
Accounts payable and accrued liabilities	92,546	(1,549,648)
Income taxes payable	895,694	(1,957,043)
	14,470,387	(1,832,632)
Cash flows from investing activities		
Proceeds on disposal of investments	42,873,697	25,043,670
Purchase of investments	(56,461,212)	(31,671,491)
	(13,587,515)	(6,627,821)
Cash flows from financing activities		
Purchase of shares under normal course issuer bid (note 7(e))	(944,960)	(91,990)
Proceeds from issuance of shares	—	487,500
	(944,960)	395,510
Decrease in cash and cash equivalents, during the year	(62,088)	(8,064,943)
Cash and cash equivalents, beginning of year	94,087	8,159,030
Cash and cash equivalents, end of year	$ 31,999	$ 94,087
Supplemental Cash Flow Information		
Income taxes paid	$ 396,235	$ 1,187,000
Interest paid	$ 546,792	$ 393,008

See accompanying notes to the consolidated financial statements.

GENEVEST INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2002

1. NATURE OF BUSINESS

Genevest Inc. ("Genevest" or the "Company") was incorporated under the laws of Alberta and is publicly traded on the TSX Venture Exchange ("TSXV") under the symbol "GNV". Genevest's business is to fund emerging growth businesses with breakthrough proprietary products, in both private and public issuers for mid to long-term capital appreciation. Beginning in 2002, the Company made substantial investments in gold and other mineral resource related companies. During the year, the Company made an application to the TSXV to change the trading of its common shares from U.S. dollars to Canadian dollars. The TSXV approved the change and effective at the opening on April 16, 2003, Genevest's symbol was changed from "GNV.U" to "GNV", all bids and offers began to be quoted in Canadian dollars and all trades began to be settled in Canadian dollars.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) General:

The December 31, 2003 consolidated financial statements include the accounts of Genevest and its wholly-owned subsidiary, Genevest (Barbados) Inc. All significant inter-company accounts and transactions have been eliminated on consolidation. The Company's consolidated financial statements have been prepared in Canadian dollars.

(b) Investments:

At each financial reporting period, the Company's management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

1. Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
3. Options and warrants of publicly-traded securities are carried at the difference between the exercise price and the quoted market price of the underlying securities, if the exercise price is lower than the quoted market price. Otherwise, options and warrants are carried at nil.

(ii) Privately-held investments:

1. Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company's carrying value. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts and other developments since acquisition.
2. Options and warrants of privately-held securities are carried at cost unless there is an upward or downward adjustment supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher or lower than the Company's carrying value.

(iii) Other investment instruments:

Included in Genevest's investments are certain instruments that are accounted for as follows:

1. Convertible debentures and convertible notes are carried as though converted to common shares.
2. Debt instruments are fair valued at the lesser of their discounted cash flow or the fair value of the underlying security.
3. Cumulative dividends expected to be received are included in the fair value of each investment.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which Genevest's publicly-traded investments could be disposed of currently may differ from carrying value based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. The amounts at which Genevest's privately-held investments could be disposed of currently may differ from the carrying value assigned, as a substantial period of time may have elapsed since the latest third party equity financing.

2. **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

(c) Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months.

(d) Revenue recognition:

Realized gains and losses on disposition of investments and unrealized gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. Dividend income is recorded on the ex-dividend date. Interest income and other income are recorded on an accrual basis.

(e) Foreign currency translation:

The Company's subsidiaries are considered to be integrated operations. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the year-end. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. All revenue and expenses denominated in foreign currencies are translated at rates of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net income for the year.

(f) Income taxes:

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

(g) Stock-based compensation plans:

The Company has stock-based compensation plans which are described in note 7(b). Any consideration received on the exercise of stock options or sale of stock is credited to share capital. The Company records compensation expense and credits contributed surplus for all stock options granted. Stock options granted during the year are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value for these options is estimated at the date of grant using the Black-Scholes option pricing model.

(h) Earnings (loss) per share:

Basic earnings (loss) per share have been determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding shares securing employee share purchase loans and shares in escrow. Diluted earnings (loss) per share are in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

(i) Use of estimates:

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **CHANGES IN ACCOUNTING POLICIES**

(a) Investments:

Effective January 1, 2003, the Company changed its accounting policy for marketable securities, equity investments and long-term investments to the fair value method as described in note 2(b). In prior years, the Company accounted for its marketable securities using the lower of cost and market method, with market value determined on the basis of the closing market price at the reporting year end. Equity investments, where the Company does not have control but is able to exercise significant influence over an investee, were carried at cost plus the Company's equity in undistributed earnings (losses), less dividends received, since the date of acquisition. Other long-term investments were carried at cost and were written down to their market value where other than a temporary decline in market value had occurred. This change in policy to fair value has been accounted for retroactively and accordingly, the comparative consolidated financial statements have been restated.

The fair value method allows the Company to present consolidated financial statements that are consistent with its operating activities, and provides more useful information to evaluate the Company's business. As part of the change in accounting policy for investments to fair value, unrealized changes in the fair value of investments are now recorded as part of income for the year.

3. CHANGES IN ACCOUNTING POLICIES (Continued)

The change has been applied retroactively from January 1, 2002 and the 2002 consolidated financial statements have been restated. The cumulative effect of this change as of January 1, 2002 increased opening retained earnings by $12,932,859. Other effects of the change in policy on the consolidated balance sheet as at December 31, 2002 was to reduce marketable securities and long-term investments to nil, increase investments by $38,831,777, decrease income taxes payable by $782,812 and increase future tax liabilities by $5,187,488.

On the consolidated statement of operations for the year ended December 31, 2002, this change resulted in a decrease in gain on sale of marketable securities of $3,578,945; gain on sale of long-term investments decreased by $2,000,284; an increase in gain on disposal of investments of $1,610,344; an increase in reversal of previously recognized unrealized gains of $2,839,163; an increase in unrealized losses of $1,041,806; the elimination of write-down of marketable securities of $5,958,421; and an increase in the provision for income taxes of $2,387,872.

As a result, the cumulative effect as at December 31, 2002 was to increase retained earnings previously reported by $8,653,554 and basic loss per common share increased by $0.42.

(b) Stock options:

Effective January 1, 2003, the Company adopted CICA Handbook Section 3870 ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". Under this new standard, companies are required to account for all stock options granted in accordance with the fair value method of accounting for stock-based compensation after January 1, 2004 and are required to apply this new standard retroactively if they adopt the new standard after January 1, 2004. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2003.

4. INVESTMENTS

(I) Investments consist of the following as at December 31, 2003:

	Security Description	Cost	Fair Value
Investments in gold and mineral resource companies			
Newmont Mining Corporation	61,500 common shares	$ 3,354,420	$ 4,998,451
Hecla Mining Company	462,500 common shares	1,780,768	4,955,223
Wheaton River Minerals Ltd.	710,000 common shares 100,000 warrants expire May 30, 2007 82,500 warrants expire Aug 25, 2008	978,795	3,152,850
FNX Mining Company Inc.	454,500 common shares	1,403,299	3,963,240
Gold Fields Limited	132,500 common shares	2,138,940	2,636,756
Other investments in gold and mineral resource companies (a)		29,438,944	45,678,547
		39,095,166	65,385,067
Investments in biotechnology companies			
LAB International Inc.	1,655,500 common shares 750,000 warrants expire Nov 1, 2005 50,000 warrants expire Dec 22, 2005	2,037,825	1,832,050
ChondroGene Limited	1,371,500 common shares	670,307	1,028,625
Spectral Diagnostics Inc.	400,000 common shares 200,000 warrants expire Feb 15, 2005	1,034,834	1,060,000
Hemosol Inc.	400,000 common shares 400,000 warrants expire Nov 28, 2006	300,000	770,400
TM Biosciences Corp.	937,500 common shares 468,750 warrants expire Jun 22, 2005	300,000	303,750
Other investments in biotechnology companies		111,675	267,650
		4,454,641	5,262,475

4. **INVESTMENTS (Continued)**

	Security Description	Cost	Fair Value
Other investments			
Tengtu International Corp.	1,013,750 common shares		
	150,000 warrants	763,716	2,097,866
TrekLogic Technologies Inc.	950,000 common shares	485,278	1,758,425
Pinetree Capital Corp. (note 5(b))	1,500,000 common shares	1,687,700	1,500,000
AirIQ Inc.	2,623,111 common shares		
	1,111,111 warrants expire Dec 17, 2005	1,004,513	1,370,576
GeoGlobal Resources Inc.	362,000 common shares		
(formerly Suite 101.com Inc.)	150,000 warrants expire Dec 23, 2005	495,734	635,807
Other equity investments (a)		1,878,858	2,005,883
		6,315,799	9,368,557
Total investments		$49,865,606	$80,016,099

(II) Investments consist of the following as at December 31, 2002:

	Security Description	Cost	Fair Value
Investments in gold and mineral resource companies			
Newmont Mining Corporation	183,900 common shares	$ 5,573,002	$ 8,422,299
Gold Fields Limited	167,500 common shares	2,255,219	3,685,168
Hecla Mining Company	360,000 common shares	1,149,217	2,877,399
Kinross Gold Corporation	688,100 common shares	1,748,542	2,656,754
FNX Mining Company Inc.	396,000 common shares	631,521	2,613,600
Other investments in gold and mineral resources (a)		9,561,359	14,692,035
		20,918,860	34,947,255
Investments in biotechnology companies			
LAB International Inc.	1,500,000 common shares		
	750,000 warrants expire Nov 1, 2005	1,875,000	2,100,000
ChondroGene Limited	1,043,000 common shares	460,070	385,910
Bio-syntech Inc.	332,000 common shares	173,658	131,107
Procyon Biopharma Inc.	122,000 common shares		
	25,000 warrants expire Nov 10, 2003	187,065	61,000
		2,695,793	2,678,017
Other investments			
Pinetree Capital Corp. (note 5(b))	1,500,000 common shares	1,687,700	750,000
Columbia Exchange Systems Ltd.	100,000 common shares	154,970	157,960
Lumenon Innovative Lightwave Technology Inc.	738,625 common shares	381,276	151,675
AirIQ Inc.	404,300 common shares	252,517	99,054
Tengtu International Corp.	53,500 common shares	35,808	32,958
Other equity investments (a)		70,535	14,858
		2,582,806	1,206,505
Total investments		$26,197,459	$38,831,777

(a) Other investments in gold and mineral resources and other equity investments include all investments which are not in the top five investments in their respective category, by fair value, held by Genevest as at December 31, 2003 and 2002.

5. ADVANCES TO AFFILIATED COMPANIES

Advances to affiliated companies consist of the following:

	2003	2002
Brownstone Ventures Inc. (a)	$1,361,592	$2,125,015
Pinetree Capital Corp. (b)	2,793,597	6,626,047
PowerOne Capital Markets Limited (c)	15,128	—
	$4,170,317	$8,751,062

(a) The Company's advances to Brownstone Ventures Inc. ("Brownstone"), a reporting issuer trading on the TSXV under the symbol "BWN", bear interest at Royal Bank Prime plus 1% per annum and are collateralized by a general security agreement on all present and future tangible and intangible personal property of Brownstone. Included in the consolidated statements of operations is approximately $116,000 (2002 — $104,000) of interest income relating to interest charged to Brownstone.

(b) The Company's advances of $2,793,597 (2002 — $6,626,047) to Pinetree Capital Corp. ("Pinetree") a reporting issuer trading on the Toronto Stock Exchange under the symbol "PNP", is denominated in U.S. dollars (note 9(b)), bear interest at Royal Bank Prime plus 1% per annum and are collateralized by a general security agreement on all present and future tangible and intangible personal property of Pinetree. Included in the consolidated statements of operations is approximately $249,000 (2002 — $321,000) of interest income relating to interest charged to Pinetree. In addition, the Company holds an investment in Pinetree of $1,500,000 (2002 — $750,000).

On October 1, 2003, in connection with the Company's normal operations, the Company signed a priority agreement with CIBC World Markets Inc. ("CIBC") and Pinetree whereby CIBC has priority over the Company in the assets of Pinetree.

(c) The Company has a 50% interest in PowerOne Capital Markets Limited, an Ontario limited market dealer. These advances bear interest at Royal Bank Prime plus 1% and are due on demand.

6. RELATED PARTY TRANSACTIONS

The Company has consulting agreements with officers and directors representing approximately $37,000 per month (2002 — $42,000 per month). Included in operating, general and administrative expenses is $445,000 (2002 — $505,000) paid under these contracts. In addition, the Chairman, President, and Chief Executive Officer of the Company will be paid an annual bonus equal to 10% of the pre-tax profit of the Company. Included in operating, general and administrative expenses is $801,419 (2002 — nil) relating to this bonus.

7. SHARE CAPITAL

(a) Share capital consists of the following:

Authorized: Unlimited number of common shares

Issued and outstanding:

	2003		2002	
	# of Shares	Amount	# of Shares	Amount
Balance, beginning of year	10,178,276	$9,695,530	9,801,776	$9,300,020
Issued for cash under stock option agreements	—	—	450,000	487,500
Purchased for cash under issuer buyback plan (e)	(504,500)	(944,960)	(73,500)	(91,990)
Balance, end of year	9,673,776	$8,750,570	10,178,276	$9,695,530

(b) Stock option plans:

The Company has stock option plans No. 2, 1997, 1999, and 2000 for directors, officers, key employees and consultants to enable them to purchase common shares of the Company, as administered by the Board of Directors. The Company also has granted options to employees and consultants outside the plans pursuant to securities act provisions. The exercise price for purchasing these common shares cannot be less than the market price of common shares on the last day on which the common shares traded prior to the date of the granted option (or the minimum exercise price as provided by exchange rules).

The number of common shares which were authorized to be issued were 350,000 for Plan No. 2, 850,000 for the 1997 plan, 500,000 for the 1999 plan, and 1,000,000 for the 2000 plan. Options are exercisable over a period of seven years for Plan No. 2 and the 1997

7. **SHARE CAPITAL (Continued)**

plan and five years for the 1999 plan, 2000 plan and options outside the plans. The 2000 plan options have a vesting period of eight quarters (there was no vesting period prior to the 2000 plan).

As at December 31, 2003, the number of options available to be granted were 23,214 under Plan No. 2, 2,500 under the 1997 plan, 55,000 under the 1999 plan and 497,500 under the 2000 plan.

A summary of the status of the Company's stock option plans as at December 31, 2003 and 2002 and changes during the years ended on those dates is presented below:

	2003		2002	
Stock Options	# of Shares	Weighted average exercise price	# of Shares	Weighted average exercise price
Outstanding, at beginning of year	1,389,167	$3.06	1,839,167	$2.59
Granted	235,000	1.50	—	—
Exercised	—	—	(450,000)	1.08
Outstanding, at end of year	1,624,167	$1.56	1,389,167	$3.06
Exercisable, at end of year	1,477,292	$1.57	1,367,981	$3.06

The following table summarizes information about stock options outstanding as at December 31, 2003:

	Options outstanding			Options exercisable		
Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining life (years)	Number of options	Weighted average exercise price	Weighted average remaining life (years)
$1.00 – $1.49	135,000	$1.17	1.33	135,000	$1.17	1.33
$1.50	1,452,500	$1.50	1.69	1,305,625	$1.50	1.40
$5.53	36,667	$5.53	1.10	36,667	$5.53	1.10
	1,624,167	$1.56	1.65	1,477,292	$1.57	1.39

(c) Stock option exercise price reduction:

On June 3, 2003, the Company's shareholders and regulators approved the reduction of the exercise price of 1,217,500 stock options to $1.50 per share. The options have expiry dates ranging from July 15, 2004 to December 3, 2006 and previously had exercise prices ranging from US$1.20 to US$4.00 per share.

In accordance with CICA Handbook Section 3870 and the Company's accounting policy for stock options, stock options that are modified after January 1, 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation and expensed in the consolidated statements of operations and credited to contributed surplus. The expense was the incremental value calculated as the difference between the fair value of the modified option and the value of the option immediately before its terms were modified. The fair value of these options was estimated at the date of modification using the Black-Scholes option pricing model with the following assumptions for the year ended December 31, 2003:

Black-Scholes weighted average assumptions used	
Expected volatility	85.6%
Expected dividend yield	n/a
Risk-free interest rate	3.0%
Expected option life in years	1.5
Weighted average stock option fair value per option — original	$1.26
Weighted average stock option fair value per option — modified	$1.90

During the year ended December 31, 2003, included in operating, general and administrative expenses is $779,200 relating to the exercise price reduction of stock options.

7. **SHARE CAPITAL (Continued)**

(d) Stock options granted:

On April 7, 2003, the Company granted to directors, officers, employees, and consultants under the Company's 2000 stock option plan, 235,000 new options exercisable at $1.50 per share, expiring April 6, 2008.

In accordance with CICA Handbook Section 3870, options granted are accounted for by the fair value method of accounting for stock-based compensation.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the year ended December 31, 2003:

Black-Scholes weighted average assumptions used	
Expected volatility	85.6%
Expected dividend yield	n/a
Risk-free interest rate	3.0%
Expected option life in years	3.5
Weighted average stock option fair value per option granted	$0.59

During the year ended December 31, 2003, included in operating, general and administrative expenses is $50,838 relating to the granting of stock options to directors, officers, employees and consultants of the Company.

(e) Normal course issuer bid:

In fiscal 2002, the Company had planned to purchase up to 485,000 of its common shares through a normal course issuer bid (the "2002 NCIB"). The 2002 NCIB ran from February 20, 2002 to February 19, 2003. Purchase and payment for the common shares were made in accordance with TSXV requirements. The Company purchased and cancelled 192,800 common shares under the 2002 NCIB at prices ranging from US$0.65 to US$1.05.

On February 27, 2003, the Company announced its plan to purchase up to 500,000 common shares through a new normal course issuer bid (the "2003 NCIB"). The 2003 NCIB commenced on March 6, 2003 and will end no later than March 5, 2004. Purchase and payment for the common shares will be made in accordance with TSXV requirements. As at December 31, 2003, pursuant to the 2003 NCIB, the Company had purchased 374,200 common shares of the Company at prices ranging from $1.25 to $2.99 per share.

8. **INCOME TAXES**

(a) Income tax expense attributable to income (loss) before income taxes differs from the amounts computed by applying the combined federal and provincial tax rate of 36.77% (2002 — 38.62%) of pre-tax income as a result of the following:

	2003	2002
Income (loss) before income taxes	$23,898,905	$(3,140,945)
Computed "expected" income tax expense (recovery)	$ 8,787,627	$(1,213,033)
Rate differential	(228,764)	(774,805)
Corporate minimum tax adjustment	(433,095)	396,235
Non-taxable portion of dividend income	(34,480)	(39,530)
Non-taxable portion of capital gains	(1,019,993)	(28,619)
Non-taxable portion of reversal of unrealized gains	234,312	406,649
Non-taxable portion of unrealized losses (gains)	(635,427)	2,445,009
Permanent and other differences	641,460	792
Provision for income taxes	$ 7,311,640	$ 1,192,698

(b) Significant components of the provision for income taxes for the year ended December 31 are as follows:

	2003	2002
Current tax expense (recovery)	$ 893,980	$ (770,043)
Future income tax expense relating to origination and reversal of temporary differences	6,417,660	1,962,741
Provision for income taxes	$7,311,640	$1,192,698

8. INCOME TAXES (Continued)

(c) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	2003	2002
Future tax assets		
Non-capital losses carried forward	$ —	$ 168,163
Future tax assets	—	168,163
Future tax liabilities		
Investments — differences in accounting cost and tax cost	(11,464,084)	(5,214,587)
Future tax liabilities	(11,464,084)	(5,214,587)
Net future tax liabilities	$(11,464,084)	$(5,046,424)

9. FINANCIAL INSTRUMENTS

(a) Fair value:

The Company has determined the fair value of its financial instruments as follows:

(i) The carrying values of cash and cash equivalents, advances to affiliated companies, due to brokers and accounts payable and accrued liabilities in the consolidated balance sheets approximate their fair values due to the short-term nature of these instruments.

(ii) Investments are carried at amounts in accordance with the Company's accounting policy set out in note 2(b).

(b) Currency risk:

The Company's activities which resulted in exposure to fluctuations in foreign currency exchange rates consisted of the purchase of investments in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

As at December 31, 2003, investments included $19,082,538 (2002 — $11,437,626), cash and cash equivalents included $10,329 (2002 — $66,840), advances to affiliated companies included $3,450,608 (2002 — $6,891,718), due to brokers included $2,642,424 (2002 — $3,620,054) denominated in U.S. dollars. Also, investments included $909,644 (2002 — nil) and due to brokers included $547,643 (2002 — nil) denominated in Australian dollars.

(c) Credit risk:

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to the risk of a financial loss occurring as a result of default of a counterparty on its obligation to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to potential investee companies.

10. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

Consolidated Financial Statements of

GENEVEST INC.

For the Years Ended December 31, 2002 and 2001

Contents

Maitland House | 37 Maitland Street
Toronto | Ontario | M4Y 1C8
tel 416 924 4900
fax 416 924 9377
feldmanca@idirect.ca

FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of GeneVest Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Feldman & Associates, LLP

Toronto, Canada
February 21, 2003

Chartered Accountants

GENEVEST INC.

CONSOLIDATED BALANCE SHEETS

As at December 31,

	2002	2001
Assets		
Current		
Cash and cash equivalents	$ 94,087	$ 8,159,030
Marketable securities (note 4)	20,353,903	16,362,893
Advances to Pinetree Capital Corp. (note 5 (c))	6,626,047	5,956,793
Advances to affiliated company (note 6)	2,125,015	450,629
Sundry receivables	397	90,377
Income taxes receivable (note 9)	1,168,209	—
	30,367,658	31,019,722
Long-term investments (note 5)	3,854,020	1,687,701
Future tax assets (note 9)	141,064	505,452
	$34,362,742	$33,212,875
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 53,377	$ 1,602,628
Due to brokers	8,017,643	3,996,751
Marketable securities sold short (market value 2001 — $91,300)	—	91,300
Income taxes payable (note 9)	—	1,571,646
	8,071,020	7,262,325
Shareholders' equity		
Capital stock (note 7)	9,695,530	9,300,020
Retained earnings	16,596,192	16,650,530
	26,291,722	25,950,550
	$34,362,742	$33,212,875

Approved on behalf of the Board:

(Signed) SHELDON INWENTASH
Director

(Signed) KENT MOORE
Director

See accompanying notes to the financial statements

GENEVEST INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,

	2002	2001
Revenue		
Gain (loss) on sale of marketable securities	$ 3,578,945	$ (36,313)
Gain on sale of long-term investments	2,000,284	27,070,002
Other income	560,142	508,588
	6,139,371	27,542,277
Expenses		
Operating, general and administrative	1,430,462	2,757,930
Write-down of marketable securities	5,958,421	3,514,728
	7,388,883	6,272,658
Net income (loss) before income taxes	(1,249,512)	21,269,619
Provision for (recovery of) income taxes (note 9)	(1,195,174)	3,473,656
Net income (loss)	$ (54,338)	$17,795,963
Earnings (loss) per common share (note 2(d))		
Basic	$ (0.01)	$ 1.79
Diluted	$ (0.01)	$ 1.71
Weighted average number of common shares outstanding		
Basic	10,125,797	9,967,476
Diluted	10,172,976	10,432,351

See accompanying notes to the financial statements

GENEVEST INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years Ended December 31,

	2002	2001
Retained earnings (deficit), beginning of year, as previously reported	$16,650,530	$ (3,552,895)
Changes in accounting for income taxes	—	2,407,462
Retained earnings (deficit), beginning of year, as restated	16,650,530	(1,145,433)
Net income (loss)	(54,338)	17,795,963
Retained earnings, end of year	$16,596,192	$16,650,530

See accompanying notes to the financial statements

GENEVEST INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2002	2001
Cash flows from operating activities		
Net Income (loss)	$ (54,338)	$17,795,963
Items not affecting cash		
Loss (gain) on sale of marketable securities	(3,578,945)	36,313
Gain on sale of long-term investments	(2,000,284)	(27,070,002)
Write-down of marketable securities	5,958,421	3,514,728
Future tax asset	364,388	1,902,010
	689,242	(3,820,988)
Changes in non-cash working capital balances related to operations		
Advances to Pinetree Capital Corp.	(669,254)	(4,826,625)
Advances to affiliated companies	(1,674,386)	(450,629)
Sundry receivables	89,980	5,891
Income taxes receivable	(1,168,209)	—
Accounts payable and accrued liablities	(1,549,251)	813,290
Due to brokers	4,020,892	1,349,458
Marketable securities sold short	(91,300)	91,300
Advances from affiliated companies	—	(9,027)
Income taxes payable	(1,571,646)	1,571,646
	(1,923,932)	(5,275,684)
Cash flows from investing activities		
Proceeds on sale of marketable securities	23,134,685	16,035,315
Proceeds on sale of long-term investments	2,000,285	27,070,002
Purchase of marketable securities	(29,505,171)	(32,550,892)
Purchase of long-term investments	(2,166,320)	—
	(6,536,521)	10,554,425
Cash flows from financing activities		
Purchase of shares under normal course issuer bid (note 7(d))	(91,990)	(392,028)
Proceeds from issue of share capital	487,500	—
	395,510	(392,028)
Increase (decrease) in cash and cash equivalents, during the year	(8,064,943)	4,886,713
Cash and cash equivalents, beginning of year	8,159,030	3,272,317
Cash and cash equivalents, end of year	$ 94,087	$ 8,159,030
Supplemental Cash Flow Information		
Cash paid for income taxes	$ 1,187,000	$ —
Cash paid for interest	$ 393,008	$ 317,268

See accompanying notes to the financial statements

GENEVEST INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2002 and 2001

1. NATURE OF BUSINESS

GeneVest Inc. **["GeneVest" or the "Company"]** is a Toronto based investment company that develops and manages a portfolio of equity securities of emerging growth businesses with breakthrough proprietary products, predominantly in the biotechnology arena, in both private and public issuers. GeneVest attempts to acquire and hold securities predominantly for mid to long term capital appreciation. In 2002, the Company also made substantial investments in gold and other mineral resource related companies. Subsequent to December 31, 2002, the Company made an application to the TSX Venture Exchange to change the trading of its common shares from U.S. dollars to Canadian dollars. The Exchange approved the change and effective at the opening on April 16, 2003, GeneVest's symbol was changed from "GNV.U" to "GNV", all bids and offers began to be quoted in Canadian dollars and all trades began to be settled in Canadian dollars.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) General:

The December 31, 2002 consolidated financial statements include the accounts of GeneVest and its wholly-owned subsidiary GeneVest (Barbados) Inc. All significant inter-company accounts and transactions are eliminated on consolidation. The Company's consolidated financial statements are prepared in Canadian dollars.

(b) Investments:

(i) Marketable securities are recorded at the lower of cost and market value, with market value determined on the basis of the closing market price at the fiscal year end. Marketable securities sold short are recorded at the lower of proceeds and quoted market price at fiscal year end.

(ii) Investments in affiliated companies in which the Company has less than 51% interest, but in which the Company is able to exercise significant influence over the operating and financial decisions of these corporations, are carried at cost plus the Company's equity in undistributed earnings since acquisition less dividends received. The Company's share of the net income and losses of such corporations are included in the consolidated statement of operations.

(iii) Investments in affiliated companies in which the Company is not able to exercise significant influence over the operating and financial decisions are recorded at cost with provisions made when there has been a decline in the value, which is deemed to be a permanent impairment.

(c) Income taxes:

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under The Canadian Institute of Chartered Accountants' Handbook Section 3465, "Accounting for Income Taxes", the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Earnings per share:

Basic earnings per share have been determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share are in accordance with the treasury stock method and are based on the weighted average number common shares and dilutive common share equivalents outstanding.

(e) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimated.

(f) Foreign currency translation:

The Company's subsidiaries are considered to be integrated operations. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the year-end. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. Revenue and expenses denominated in foreign

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

currencies are translated at rates of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the year.

(g) Stock-based compensation plans:

The Company has stock-based compensation plans, which are described in note 8(c). Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital. Stock options granted during the year are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value for these options are estimated at the date of granting using a Black-Scholes Option Pricing Model. Stock options granted to non-employees and consultants will be expensed and credited to contributed surplus. Stock options granted to employees and directors will be disclosed in pro forma net income and earnings per share. There were no stock options granted during the year ended December 31, 2002.

3. CHANGES IN ACCOUNTING POLICIES

(a) Stock options:

Effective January 1, 2002, the Company adopted CICA 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. Under this new standard, companies that do not follow the fair value method of accounting for stock-based awards granted to employees are required to provide pro forma disclosure in each quarterly report of net income and earnings per share under the fair value method. However, stock options granted to non-employees and consultants have been accounted for in accordance with the fair value method of accounting for stock-based compensation. There were no stock options granted during the year ended December 31, 2002. Accordingly, there was no impact on the consolidated financial statements and notes thereto as a result of the application of the new standard.

4. MARKETABLE SECURITIES

The quoted market value of the Company's marketable securities at December 31, 2002 and 2001 are approximately $35,595,000 and $18,866,000 respectively.

5. LONG-TERM INVESTMENTS

Long-term investments consist of the following as at December 31, 2002:

	Security Description	Book Value
ChondroGene Limited (a)	1,043,000 common shares	$ 291,320
LAB International Inc. (b)	1,500,000 common shares	
	750,000 warrants expire Nov 1, 2003	1,875,000
Pinetree Capital Corp. (c)	1,500,000 common shares	1,687,700
Total investments		$3,854,020

Long-term investments consist of the following as at December 31, 2001:

	Security Description	Book Value
Pinetree Capital Corp. (c)	1,500,000 common shares	$1,687,700
Visible Genetics Inc. (d)	831,684 common shares	1
Total investments		$1,687,701

(a) During fiscal year 2002, the Company acquired through a private placement offering and on the market 1,043,000 common shares of ChondroGene Limited ("ChondroGene") for $460,070. During the year, the Company had classified its investment in Chrondrone as a marketable security and wrote-down the investment by $168,750. During the fourth quarter, the Company reclassified its investment in ChondroGene from a marketable security to a long-term investment. As at December 31, 2002, the Company owned 1,043,000 common shares of ChondroGene representing an equity interest of approximately 4.5% and an

5. LONG-TERM INVESTMENTS (Continued)

approximate quoted market value of $385,910. ChondroGene's shares are listed on the TSX Venture Exchange under the symbol "YDG".

(b) During fiscal year 2002, the Company acquired through a private placement offering 1,500,000 common shares and 750,000 warrants of LAB International Inc. ("LAB") for $1,875,000. Each warrant, which expire on November 1, 2005, entitles the Company to acquire one common share of LAB at $1.50 per share. As at December 31, 2002, the Corporation owned 1,500,000 common shares and 750,000 warrants of LAB representing an equity interest of approximately 5%, with an approximate quoted market value of $2,100,000. LAB's shares are listed on the Toronto Stock Exchange under the symbol "LAB".

(c) As at December 31, 2002, the Company owned 1,500,000 (2001 — 1,500,000) common shares of Pinetree Capital Corp. ("Pinetree") representing an equity interest of approximately 16.3% (2001 — 15.8%). The market value of the Company's interest in Pinetree Capital Corp. at December 31, 2002 and 2001 were approximately $750,000 and $900,000, respectively. Pinetree's shares are listed on the Toronto Stock Exchange under the symbol "PNP".

At December 31, 2002, the Company had advanced Pinetree $6,626,047 (2001 — $5,956,793). These advances are collateralized by a general security agreement on all present and future tangible and intangible personal property of Pinetree. These advances are interest bearing at Royal Bank Prime plus 1% per annum, due on demand. Included in the statements of operations is interest income of approximately $321,000 (2001 — $270,000) relating to these advances.

The Company has a consulting agreement with Pinetree representing approximately $9,000 per month (2001 — nil). Included in operating, administrative and general expenses is $108,000 (2001 — nil) paid under this agreement.

(d) On July 23, 2002, VGI signed a definitive agreement with Bayer Corporation, Diagnostic Division ("Bayer") (NYSE: BAY) providing for Bayer to acquire all of VGI's outstanding common shares at a price of US$1.50 per share and Series A preferred shares at par plus accrued dividends. VGI shareholders approved the transaction which closed on October 11, 2002. As a result, all common shares of VGI were sold during the year for cash proceeds of $2,000,285 resulting in a gain on sale of long-term investments of $2,000,284. At December 31, 2001, the Company had owned 831,684 common shares of VGI which represented an approximate equity interest of 3.8% and an approximate quoted market value of $14,700,000.

6. ADVANCES TO AFFILIATED COMPANY

These advances are interest bearing at Royal Bank Prime plus 1% per annum, due on demand. These advances are due from Brownstone Resources Inc. (a reporting issuer trading on the TSX Venture Exchange under the symbol "YBW"). Included in the statements of operations is interest income of approximately $104,000 (2001 — $1,000) relating to these advances.

7. CAPITAL STOCK

(a) Authorized: Unlimited number of common shares

(b) Issued:

	Number of Common Shares	Amount
Balance, December 31, 2000	9,967,476	$9,692,048
Purchase for cash under normal course issuer bid (d)	(165,700)	(392,028)
Balance, December 31, 2001	9,801,776	$9,300,020
Purchase for cash under normal course issuer bid (d)	(73,500)	(91,990)
Issued for cash under stock option arrangements	450,000	487,500
Balance, December 31, 2002	10,178,276	$9,695,530

(c) Stock option plan:

The Company has stock option plans No. 2, 1997, 1999, and 2000 for directors, officers, key employees and consultants to enable them to purchase common shares of the Company, as administered by the Board of Directors. The Company also has granted options to employees and consultants outside the plans pursuant to securities act provisions. The exercise price for purchasing these shares cannot be less than the market price of common shares on the last day on which the common shares traded prior to the date of the granted option (or the minimum exercise price as provided by exchange rules).

7. CAPITAL STOCK (Continued)

The number of shares which were authorized to be issued were 350,000 for Plan No. 2, 850,000 for the 1997 plan, 500,000 for the 1999 plan, and 1,000,000 for the 2000 plan. Options are exercisable over a period of seven years for Plan No. 2 and the 1997 plan and five years for the 1999 plan, 2000 plan and options outside the plans. The 2000 options have a vesting period of eight quarters (there was no vesting period prior to the 2000 plan).

As at December 31, 2002, the number of options available to be granted were 23,214 under Plan No. 2, 2,500 under the 1997 plan, 55,000 under the 1999 plan and 732,500 under the 2000 plan.

A summary of the status of the Company's stock option plans as at December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2002		2001	
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, at beginning of year	1,839,167	$2.59	1,611,667	$2.51
Granted	—	—	252,500	3.11
Exercised	(450,000)	1.08	—	—
Forfeited	—	—	(25,000)	3.19
Outstanding, at end of year	1,389,167	$3.06	1,839,167	$2.59
Options exercisable, at end of year	1,376,981	$3.06	1,713,230	$2.55

The following table summarizes information about stock options outstanding as at December 31, 2002:

	Options outstanding			Options exercisable		
Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining life (years)	Number of options	Weighted average exercise price	Weighted average remaining life (years)
$1.00 to $1.50	135,000	$1.17	2.33	135,000	$1.17	2.33
$1.51 to $3.00	495,000	2.14	1.85	487,500	2.13	1.82
$3.01 to $6.50	759,167	3.99	2.41	754,481	3.99	2.41
	1,389,167	$3.06	2.21	1,376,981	$3.06	2.19

(d) Normal course issuer bid:

In fiscal 2002, the Company planned to purchase up to 485,000 (2001 — 495,000) common shares of the Company for cancellation through a normal course issuer bid (the "2002 NCIB"). The 2002 NCIB ran from February 20, 2002 to February 19, 2003 (2001 NCIB — February 1, 2001 to January 31, 2002). Purchase and payment for the common shares were made by the Company in accordance with the TSX Venture Exchange requirements. As at December 31, 2002, the Company had purchased 65,000 common shares at a total cost of $76,713 pursuant to the 2002 NCIB.

On February 7, 2002, the Company cancelled 174,200 common shares which were purchased at prices ranging from US$1.00 to US$2.00 pursuant to the 2001 NCIB and 1,500 common shares which were purchased at US$1.10 pursuant to the 2002 NCIB. On August 1, 2002, the Company cancelled 1,000 common shares which were purchased at US$1.10 pursuant to the 2002 NCIB.

8. RELATED PARTY TRANSACTIONS

(a) The Company has consulting agreements with officers and directors representing approximately $42,000 per month (2001 — $39,800 per month). Included in operating, administrative and general expense is $505,000 (2001 — $478,000) paid under these contracts. In addition, the Chairman, President, and Chief Executive Officer of the Company will be paid an annual bonus equal to 10% of the pretax profit of the Company. Included in operating, general, and administrative expenses is nil (2001 — $2,363,291) relating to this bonus.

9. INCOME TAXES

(a) Income tax expense attributable to income before income taxes differs from the amounts computed by applying the combined federal and provincial tax rate of 38.62% (2001 — 41.74%) pre-tax income as a result of the following:

	2002	2001
Income (loss) before income taxes	$(1,249,512)	$21,269,619
Computed "expected" income tax expense (recovery)	(482,562)	8,877,939
Future income tax benefit resulting from rate change	—	(118,924)
Non-taxable portion of capital gains	(386,255)	(5,649,509)
Tax benefit related to unrecognized losses carried forward	(141,064)	—
Corporate minimum tax	—	391,316
Permanent and other differences	(185,293)	(27,166)
Provision for income taxes	$(1,195,174)	$ 3,473,656

(b) Significant components of the provision for income taxes are as follows:

	2002	2001
Current tax expense (recovery)	$(1,559,562)	$1,571,646
Future income tax expense relating to origination and reversal of temporary differences	364,388	1,902,010
Provision for income taxes	$(1,195,174)	$3,473,656

(c) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, is presented below:

	2002	2001
Future tax assets		
Non-capital losses carried forward	$141,064	$ —
Long-term investments — differences in accounting cost and tax cost	—	505,452
Total gross future tax assets	141,064	505,452
Less: valuation allowance	—	—
Net future tax assets	$141,064	$505,452

10. FINANCIAL INSTRUMENTS

(a) Financial instruments:

(i) The carrying values of cash and cash equivalents, advances to Pinetree Capital Corp., sundry receivables, advances to affiliated company, accounts payables and accrued liabilities, and due to brokers in the balance sheets approximate their fair values due to the short term to maturity for these instruments.

(ii) Marketable securities and investments in Pinetree Capital Corp. and Visible Genetics Inc. are carried at amounts in accordance with the Company's accounting policy set out in note 2(b) above.

(b) Currency risk:

The Company's activities, which result in exposure to fluctuations in foreign currency exchange rate consisted of the purchase of marketable securities and the advances to affiliated companies in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

As at December 31, 2002, cash and cash equivalents included $66,840 (2001 — $8,107,071), advances to Pinetree Capital Corp. included $6,069,699 (2001 — $4,982,499), advances to affiliated company included $822,019 (2001 — nil), marketable securities included $11,437,626 (2001 — $8,803,535) and due to brokers included $3,620,054 (2001 — $1,631,171) denominated in U.S. dollars.

11. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

AUDITORS' CONSENT

We have read the Notices of Annual and Special Meetings of Shareholders and Joint Management Information Circular (the "Circular") of Pinetree Capital Corp. ("Pinetree") and Genevest Inc. ("Genevest") dated April 20, 2004 in connection with the acquisition of Genevest by Pinetree through an amalgamation of 981268 Alberta Ltd., a wholly owned subsidiary of Pinetree, Genevest and 981268 Alberta Ltd. We have complied with Canadian generally accepted standards for auditors' involvement with offering documents.

We consent to the use in the Circular of our audit report to the shareholders of Pinetree on the consolidated balance sheets as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings (deficit) and the cash flows for each of the years in the two year period ended December 31, 2002. Our report is dated February 26, 2003, except for note 7(c) which is as at March 7, 2003.

We consent to the use in the Circular of our audit report to the shareh olders of Pinetree on the consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings (deficit) and the cash flows for each of the years in the two year period ended December 31, 2003. Our report is dated February 20, 2004.

We also consent to the use in the Circular of our audit report to the shareholders of Genevest on the consolidated balance sheet as at December 31, 2003 and the consolidated statement of operation, retained earnings and cash flow for the year ended December 31, 2003. Our report is dated February 27, 2004. The consolidated financial statements as at December 31, 2002 and for the year then ended, prior to the restatement of investments to the fair value method and related tax effect, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 21, 2003. We have examined the adjustments that were applied to restate the 2002 financial statements and in our opinion, such adjustments are appropriate and have been properly applied.

Ernst & Young LLP

Toronto, Canada
April 20, 2004

Chartered Accountants

Maitland House | 37 Maitland Street
Toronto | Ontario | M4Y 1C8
tel 416 924 4900
fax 416 924 9377
feldmanca@idirect.ca

FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS

AUDITORS' CONSENT

We have read the Notices of Annual and Special Meetings of Shareholders and Joint Management Information Circular (the "Circular") of Pinetree Capital Corp. ("Pinetree") and Genevest Inc. ("Genevest") dated April 20, 2004 in connection with the acquisition of Genevest by Pinetree through an amalgamation of 981268 Alberta Ltd., a wholly owned subsidiary of Pinetree, Genevest and 981268 Alberta Ltd. We have complied with Canadian generally accepted standards for auditors' involvement with offering documents.

We consent to the use in the Circular of our audit report to the shareholders of Genevest on the consolidated balance sheets as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings and the cash flows for each of the years in the two year period ended December 31, 2002. Our report is dated February 21, 2003.

Feldman & Associates, LLP

Toronto, Canada
April 22, 2004

Chartered Accountants

SCHEDULE "F"
PINETREE FINANCIAL STATEMENTS

Consolidated Financial Statements of

PINETREE CAPITAL CORP.

For the Years Ended December 31, 2003 and 2002

Contents

AUDITORS' REPORT

To the Shareholders of
Pinetree Capital Corp.

We have audited the consolidated balance sheets of **Pinetree Capital Corp.** as at December 31, 2003 and 2002 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
February 20, 2004

PINETREE CAPITAL CORP.

CONSOLIDATED BALANCE SHEETS

As at December 31,

	2003	2002
Assets (note 7)		
Investments, at fair value (note 4)	$25,941,577	$18,206,529
Cash and cash equivalents	48,837	236,106
Prepaid and other receivables	34,426	119,259
Capital assets, net (note 5)	286,132	355,125
	$26,310,972	$18,917,019
Liabilities and Shareholders' Equity		
Due to brokers	$ 4,594,390	$ 2,518,957
Accounts payable and accrued liabilities	104,663	102,367
Advances from affiliated company (note 7)	2,793,597	6,626,047
	7,492,650	9,247,371
Shareholders' equity		
Share capital (note 6)	18,153,080	18,444,789
Contributed surplus	14,953	—
Retained earnings (deficit)	650,289	(8,775,141)
	18,818,322	9,669,648
	$26,310,972	$18,917,019

On behalf of the Board:

(Signed) SHELDON INWENTASH
Director

(Signed) STEVE SAVIUK
Director

See accompanying notes to the consolidated financial statements.

PINETREE CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,

	2003	2002
Net Investment Gains (Losses)		
Gain (loss) on disposal of investments, net	$ (2,499,530)	$ 668,032
Reversal of previously recognized unrealized losses (gains) on disposal of investments	2,827,619	(1,349,372)
Unrealized gains (losses) on investments, net	9,399,426	(6,492,525)
	9,727,515	(7,173,865)
Other Revenue		
Interest and dividend income (note 8(b))	16,601	24,963
Other income (note 8(d))	231,137	214,064
	9,975,253	(6,934,838)
Expenses		
Operating, general and administrative (notes 6(d) and 8(a))	1,100,746	1,339,161
Foreign exchange gain	(1,031,225)	(68,570)
Amortization	79,582	88,329
Interest (note 7)	400,720	464,101
	549,823	1,823,021
Income (loss) before income taxes	9,425,430	(8,757,859)
Income taxes (note 9)	—	—
Net income (loss) for the year	$ 9,425,430	$ (8,757,859)
Earnings (loss) per common share		
Basic and diluted	$ 1.06	$ (0.94)
Weighted average number of common shares outstanding		
Basic and diluted	8,930,632	9,323,824

See accompanying notes to the consolidated financial statements.

PINETREE CAPITAL CORP.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Years Ended December 31,

	2003	2002
Deficit, beginning of year	$ (8,775,141)	$ (17,282)
Net income (loss) for the year	9,425,430	(8,757,859)
Retained earnings (deficit), end of year	$ 650,289	$ (8,775,141)

See accompanying notes to the consolidated financial statements.

PINETREE CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2003	2002
Cash flows from operating activities		
Net income (loss) for the year	$ 9,425,430	$ (8,757,859)
Items not affecting cash		
Loss (gain) on disposal of investments, net	2,499,530	(668,032)
Reversal of previously recognized unrealized gains (losses), on disposal of investments	(2,827,619)	1,349,372
Unrealized losses (gains) on investments, net	(9,399,426)	6,492,525
Compensation expense of issuance of stock options (note 6(d))	13,753	—
Compensation expense of repriced stock options (note 6(d))	1,200	—
Amortization	79,582	88,329
	(207,550)	(1,495,665)
Changes in non-cash working capital balances related to operations		
Advances to affiliated company	—	1,384,537
Prepaid and other receivables	84,833	(65,090)
Due to brokers	2,075,433	1,055,724
Accounts payable and accrued liabilities	2,296	(180,923)
Advances from affiliated company	(3,832,450)	669,254
Income taxes receivable	—	106,032
	(1,877,438)	1,473,869
Cash flows from financing activities		
Purchase of shares under issuer buyback plan (note 6(a))	(336,709)	(94,398)
Proceeds from partial repayment of promissory note (note 6(b))	45,000	—
	(291,709)	(94,398)
Cash flows from investing activities		
Purchase of capital assets	(10,589)	(7,182)
Purchase of investments	(4,540,026)	(15,729,514)
Proceeds on disposal of investments	6,532,493	14,152,144
Restricted cash	—	350,000
	1,981,878	(1,234,552)
Net increase (decrease) in cash and cash equivalents during the year	(187,269)	144,919
Cash and cash equivalents, beginning of year	236,106	91,187
Cash and cash equivalents, end of year	$ 48,837	$ 236,106
Supplemental cash flow information		
Interest paid	$ 249,066	$ 320,788

See accompanying notes to the consolidated financial statements.

PINETREE CAPITAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2002

1. NATURE OF BUSINESS

Pinetree Capital Corp. ("Pinetree" or the "Company") was incorporated under the laws of the Province of Ontario and is publicly traded on the Toronto Stock Exchange ("TSX") under the symbol "PNP". The Company's principal business is to fund emerging growth businesses with breakthrough proprietary products. The Company's interests are primarily in companies with application and platform software technologies, telecommunications and fibre optics technologies, and biomedical technology. Pinetree also takes advantage of special situations and merchant banking opportunities and makes investments in other public companies in a variety of sectors.

2. SIGNIFICANT ACCOUNTING POLICIES

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. The most significant accounting policies are as follows:

(a) Basis of preparation:

These consolidated financial statements include the accounts of Pinetree and its wholly-owned subsidiaries: Emerald Capital Corp. (600229 Alberta Inc.) and Pinetree (Barbados) Inc. All significant inter-company accounts and transactions have been eliminated on consolidation.

(b) Investments:

At each financial reporting period, the Company's management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

1. Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
3. Options and warrants of publicly-traded securities are carried at the difference between the exercise price and the quoted market price of the underlying securities, if the exercise price is lower than the quoted market price. Otherwise, options and warrants are carried at nil.

(ii) Privately-held investments:

1. Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company's carrying value. Downward adjustments to carrying value are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts and other developments since acquisition.
2. Options and warrants of privately held securities are carried at cost unless there is an upward or downward adjustment supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher or lower than the Company's carrying value.

(iii) Other investment instruments:

Included in Pinetree's investments are certain instruments that are accounted for as follows:

1. Convertible debentures and convertible notes are carried as though converted to common shares.
2. Debt instruments are fair valued at the lesser of their discounted cash flow or the fair value of the underlying security.
3. Cumulative dividends expected to be received are included in the fair value of each investment.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which Pinetree's publicly-traded investments could be disposed of currently may differ from carrying value based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. The amounts at which Pinetree's privately-held investments could be

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

disposed of currently may differ from the carrying value assigned, as a substantial period of time may have elapsed since the latest third party equity financing.

(c) Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months.

(d) Capital assets:

Capital assets are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the cost of capital assets over their estimated useful lives as follows:

	Rate	Basis
Computer equipment	30%	Declining balance
Leasehold improvements	6 years	Over the term of the lease
Furniture and equipment	20%	Declining balance

(e) Revenue recognition:

Realized gains and losses on disposition of investments and unrealized gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. Dividend income is recorded on the ex-dividend date. Interest income and other income are recorded on an accrual basis.

(f) Foreign currency translation:

The Company's subsidiaries are considered to be integrated operations. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the year-end. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. All revenue and expenses denominated in foreign currencies are translated at rates of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net income for the year.

(g) Income taxes:

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income (loss) in the year in which those temporary differences are expected to be recovered or settled.

(h) Stock-based compensation plans:

The Company has stock-based compensation plans which are described in note 6(c). Any consideration received on the exercise of stock options or sale of stock is credited to share capital. The Company records compensation expense and credits contributed surplus for all stock options granted. Stock options granted during the year are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value for these options is estimated at the date of grant using the Black-Scholes option pricing model.

(i) Earnings (loss) per share:

Basic earnings (loss) per share have been determined by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding shares securing employee share purchase loans and shares in escrow. Diluted earnings (loss) per share are in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

(j) Use of estimates:

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. CHANGES IN ACCOUNTING POLICIES

Stock options:

Effective January 1, 2003, the Company adopted CICA 3870 Handbook Section ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". Under this new standard, companies are required to account for all stock options granted in accordance with the fair value method of accounting for stock-based compensation after January 1, 2004 and are required to apply this new standard retroactively if they adopt the new standard after January 1, 2004. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2003.

4. INVESTMENTS

(I) Investments consist of the following as at December 31, 2003:

	Security Description	Cost	Fair Value
Investments with a quoted market value			
Enghouse Systems Limited	600,000 common shares	$ 1,452,773	$ 9,720,000
Genevest Inc. (note 7)	1,870,803 common shares	1,641,659	5,612,409
Tengtu International Corp.	593,000 common shares		
	275,000 warrants expire Jun 19, 2004	419,184	1,494,674
FNX Mining Company Inc.	157,500 common shares	991,915	1,373,400
Bolivar Gold Corp.	250,000 common shares		
	125,000 warrants expire Aug 25, 2008	337,500	591,250
Other equity investments (a)		4,468,956	3,846,418
		$ 9,311,987	$22,638,151
Investments with no quoted market value			
Fiber Optics System Technology Inc.	428,135 common shares;		
	93,012 warrants expire Oct 13, 2005		
	10% Series "A" convertible debenture		
	10% Series "B" convertible debenture	$ 2,710,540	
Primacy Corporation	3,530,373 common shares	1,881,038	
Solomon Technologies, Inc.	11% convertible debenture, due May 31, 2004	703,573	
Other equity investments		643,943	
Total cost		$ 5,939,094	$ 5,939,094
Unrealized loss			(2,635,668)
Fair value of investments with no quoted market value			$ 3,303,426
Total investments		$15,251,081	$25,941,577

(II) Investments consist of the following as at December 31, 2002:

	Security Description	Cost	Fair Value
Investments with a quoted market value			
Enghouse Systems Limited	650,000 common shares	$ 1,573,838	$ 6,435,000
Genevest Inc. (note 7)	1,870,803 common shares	1,641,659	2,216,340
Brownstone Ventures Inc.	2,685,859 common shares	398,515	456,596
Cambior Inc.	200,000 common shares	334,141	450,000
NSI Global Inc.	3,559,500		
	493,955 warrants expire Dec 31, 2003	1,715,347	444,938
Other equity investments (a)		8,235,053	4,166,981
		$13,898,553	$14,169,855

4. INVESTMENTS (Continued)

	Security Description	Cost	Fair Value
Investments with no quoted market value			
Fiber Optics System Technology Inc.	428,135 common shares; 93,012 warrants expire Oct 13, 2005	$ 2,117,220	
Primacy Corporation	3,530,373 common shares 50,000 warrants expire Jul 13, 2003	1,881,038	
Quick Link Communication	313,500 special warrants, Dec 31, 2003	498,750	
Solomon Technologies, Inc.	11% convertible debenture, due Jan 18, 2002	703,573	
Other equity investments		643,943	
Total cost		$ 5,844,524	$ 5,844,524
Unrealized loss			(1,807,850)
Fair value of investments with no quoted market value			$ 4,036,674
Total investments		$19,743,077	$18,206,529

(a) Other equity investments include all investments which are not in the top five investments, by fair value, held by Pinetree as at December 31, 2003 and 2002.

5. CAPITAL ASSETS

Capital assets consist of the following:

	2003			2002		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Computer equipment	$106,340	$ 77,859	$ 28,481	$ 95,751	$ 68,719	$ 27,032
Leasehold improvements	255,706	114,448	141,258	255,706	73,104	182,602
Furniture and equipment	293,811	177,418	116,393	293,811	148,320	145,491
	$655,857	$369,725	$286,132	$645,268	$290,143	$355,125

6. SHARE CAPITAL

Share capital consists of the following:

Authorized: Unlimited number of common shares

Issued and outstanding:

	2003		2002	
	# of Shares	Amount	# of Shares	Amount
Balance, beginning of year	9,400,169	$18,849,789	9,579,569	$18,944,187
Cancelled employee stock purchase loan (b)	(200,000)	(360,000)	—	—
Purchased for cash under issuer buyback plan (a)	(441,500)	(336,709)	(179,400)	(94,398)
Balance, end of year	8,758,669	18,153,080	9,400,169	18,849,789
Share purchase loan (b)	—	—	(225,000)	(405,000)
		$18,153,080		$18,444,789

(a) Issuer buyback plan:

In fiscal 2002, the Company had planned to purchase up to 470,000 common shares through a normal course issuer bid (the "2002 NCIB"). The 2002 NCIB ran from May 16, 2002 to May 15, 2003. Purchase and payment for the common shares were made in

6. **SHARE CAPITAL (Continued)**

accordance with TSX requirements. On June 27, 2003, the Company cancelled 312,000 common shares at an average acquisition price of $0.68 per share pursuant to the 2002 NCIB.

During the year, the Company planned to purchase up to 455,000 common shares through a new normal course issuer bid (the "2003 NCIB"). The 2003 NCIB runs from May 26, 2003 to May 25, 2004. Purchase and payment for the common shares will be made in accordance with TSX requirements. As at December 31, 2003, pursuant to the 2003 NCIB, the Company had purchased 201,500 common shares of the Company at an average price of $0.78 per share.

(b) Employee stock purchase plan ("ESPP"):

Under this plan, the Company may loan money to employees to purchase not greater than 10% of outstanding common shares of the Company. A trustee holds the shares until the loan is repaid. Any amount loaned by the Company to an employee pursuant to the plan shall be non-interest bearing and payable within a period not exceeding 10 years. In the event that the employment of the employee is terminated, the employee loan is payable 60 days from termination. Also, upon termination, the trustee may without notice sell the common shares held. At December 31, 2002, an officer and director of the Company was indebted to the Company for $405,000 in connection with the Company's ESPP agreement dated November 16, 1994. During the year, $45,000 related to the ESPP agreement was repaid. In accordance with the terms of the ESPP, on June 11, 2003, the ESPP amount outstanding of $360,000 was cancelled without interest or penalty and the related shares issued pursuant to the ESPP were also cancelled.

(c) Stock option plans:

The Company has 1997 and 2000 stock option plans for directors, officers, key employees and consultants to enable them to purchase common shares of the Company, as administered by the Board of Directors.

The number of shares which were authorized to be issued was 750,000 for the 1997 plan and 2,000,000 for the 2000 plan. An individual can receive grants of no more than 5% of the outstanding shares of the Company on a yearly basis and options are exercisable over a period not exceeding five years. The 2000 options have a vesting period of eight quarters (no vesting period prior to the 2000 plan).

Under the 1997 plan, the exercise prices for purchasing these shares cannot be less than the market price of the common shares on the last day on which the common shares traded prior to the date of the granted option. For the 2000 plan, the exercise prices for purchasing these shares cannot be less than the minimum exercise price as provided by stock exchange rules. No further shares are being issued under the 1997 plan.

(d) Stock option exercise price reduction and grants:

On June 11, 2003, the Company announced that subject to shareholder (in respect of options held by insiders) and regulatory approval it has reduced the exercise price of 893,168 options to $1.00 per share and extended the option expiry dates to June 10, 2008. The options previously had expiry dates ranging from March 23, 2004 to December 3, 2006 and had exercise prices ranging from $1.20 to $3.62 per share. The options are held by directors, officers, consultants and employees of the Company. Of the 893,168 options, 885,668 options are held by insiders and, as such, the exercise price reduction and change of expiry date will not take effect until shareholder approval is received, which is expected to occur at the next annual shareholders' meeting in May 2004.

During the year ended December 31, 2003, 5,000 options exercisable at $2.00 expiring November 26, 2005 and 2,500 options exercisable at $3.50 expiring May 29, 2005 were approved for an exercise price reduction to $1.00 expiring June 10, 2008. These stock options were issued to employees and in accordance with CICA 3870, accounted for using the fair value method and expensed in the consolidated statements of operations. The expense was the incremental value calculated as the difference between the fair value of the modified option and the value of the option immediately before its terms were modified. The fair value of these options was estimated at the date of modification using the Black-Scholes option pricing model with the following assumptions for the year ended December 31, 2003: expected volatility of 85.6%; a 3% risk-free discount rate; expected life of 3.5 years; no annual dividends and no vesting periods.

The fair value of stock options at the reduced price was $0.44 per option and the fair value of the original stock options was $0.28 per option. During the year ended December 31, 2003, included in the operating, general and administrative expenses was $1,200.

On June 11, 2003, the Company granted 112,500 new options exercisable at $1.00 per share, expiring June 10, 2008. The new options were granted to directors and employees of the Company. As at December 31, 2003, the number of options available to be granted under the 2000 plan was 567,500 (2002 — 680,000). The fair value of stock options granted during the year with the above assumptions with a vesting period of 24 months was $0.44 per option. During the year ended December 31, 2003, included in the operating, general and administrative expenses was $13,753 relating to stock options granted during the year.

6. **SHARE CAPITAL (Continued)**

(e) A summary of the status of the Company's stock option plans as at December 31, 2003 and 2002 and changes during the years ended on those dates is presented below:

	2003		2002	
Stock Options	**# of Shares**	**Weighted average exercise price**	**# of Shares**	**Weighted average exercise price**
Outstanding, at beginning of year	1,055,668	$ 2.53	1,155,668	$2.51
Granted	112,500	1.00	—	—
Forfeited	(152,500)	(2.32)	(100,000)	2.33
Outstanding, at end of year	1,015,668	$ 2.38	1,055,668	$2.53
Exercisable, at end of year	933,170	$ 2.50	1,037,545	$2.54

The following table summarizes information about stock options outstanding as at December 31, 2003:

	Options outstanding			Options exercisable		
Range of exercise prices	**Number of options**	**Weighted average exercise price**	**Weighted average remaining life (years)**	**Number of options**	**Weighted average exercise price**	**Weighted average remaining life (years)**
$1.00 - $1.99	230,000	$1.09	2.53	147,502	$2.53	1.46
$2.00 - $3.62	785,668	$2.76	1.30	785,668	$2.76	1.30
	1,015,668	$2.38	1.58	933,170	$2.50	1.33

7. **ADVANCES FROM AFFILIATED COMPANY**

The Company's advances of $2,793,597 (2002 — $6,626,047) from an affiliated company, Genevest Inc. (a shareholder and reporting issuer trading on the TSX Venture Exchange under the symbol "GNV") is denominated in U.S. dollars (note 11), bears interest at Royal Bank Prime plus 1% per annum and are collateralized by a general security agreement on all present and future tangible and intangible personal property of the Company. Included in the consolidated statements of operations is approximately $249,000 (2002 — $321,000) of interest expense charged to the Company by Genevest Inc. In addition, the Company holds an investment in Genevest Inc. of $5,612,409 (2002 — $2,216,340) (note 4).

On October 1, 2003, in connection with the the Company's normal operations, the Company signed a priority agreement with CIBC World Markets Inc. ("CIBC") and Genevest Inc. whereby CIBC has priority over Genevest Inc. in the assets of the Company.

8. **RELATED PARTY TRANSACTIONS**

(a) During the year, Pinetree had consulting agreements with officers and directors representing approximately $30,000 (2002 — $30,000) per month. Included in operating, general and administrative expenses in 2003 is approximately $357,000 (2002 — $357,000) paid under these contracts. Included in the consulting agreement for the Chairman and Chief Executive Officer of the Company, is an annual bonus equal to 10% of the realized pre-tax profit of the Company. For the years ended December 31, 2003 and 2002, the Company had net realized pre-tax losses and accordingly, no bonus has been accrued.

(b) Included in the consolidated statements of operations is approximately $30 (2002 — $8,000) of interest income relating to interest charged to an affiliated company, Maple Minerals Corp. (a reporting issuer trading on the TSX Venture Exchange under the symbol "MPM" with similar officers and director).

(c) During the year, the Company sold 510,000 common shares of an affiliated company, Brownstone Ventures Inc. (a reporting issuer trading on the TSX Venture Exchange under the symbol "BWN" with similar officers and director) for proceeds of $126,863. The sale resulted in a net gain of $51,191. In addition, the Company holds an investment in Brownstone Ventures Inc. of $543,965 (2002 — $456,596).

(d) Other income includes consulting income of $178,675 (2002 — $197,881) from companies in which Pinetree has an investment interest.

8. RELATED PARTY TRANSACTIONS (Continued)

(e) The Company has a cost sharing arrangement with certain of its affiliated companies covering specific operating, general and administrative expenses including lease commitments and salaries.

9. INCOME TAXES

(a) Income tax expense attributable to income (loss) before income taxes differs from the amounts computed by applying the combined federal and provincial tax rate of 36.77% (2002 — 38.62%) of pre-tax income as a result of the following:

	2003	2002
Income (loss) before income taxes	$ 9,425,430	$(8,757,859)
Computed "expected" income tax expense (recovery)	3,465,731	(3,382,285)
Net future income tax asset not recognized	(2,368,722)	2,423,166
Non-taxable portion of capital losses (gains)	569,959	(605,272)
Non-taxable portion of reversal of unrealized losses (gains)	(557,196)	353,090
Non-taxable portion of unrealized losses (gains)	(1,116,066)	1,182,246
Permanent and other differences	6,294	29,055
Recovery of income taxes	$ —	$ —

(b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	2003	2002
Future tax assets		
Capital assets — differences in amortization and unamortized capital cost	$ 90,011	$ 64,557
Investments — differences in accounting cost and tax cost	—	1,005,754
Non-capital losses carried forward	3,027,162	2,899,762
Capital losses carried forward	682,832	115,449
Net future tax assets	$ 3,800,005	$ 4,085,522
Future tax liabilities		
Investments — differences in accounting cost and tax cost	$(1,753,462)	—
Net future tax liabilities	$(1,753,462)	$ —
Total future tax assets and liabilities	2,046,543	4,085,522
Less: valuation allowance	(2,046,543)	(4,085,522)
Net future tax assets	$ —	$ —

(c) As at December 31, 2003, the Company had capital losses of approximately $3,780,000 (2002 — $680,000) which have no expiry date.

(d) As at December 31, 2003, the Company has non-capital losses of approximately $8,381,000 expiring as follows:

2008	$5,835,000
2009	2,546,000
	$8,381,000

10. LEASE COMMITMENTS

Future minimum annual lease payments under operating leases for equipment and premises are approximately as follows:

2004	$250,300
2005	250,300
2006	250,300
2007	107,000
	$857,900

11. FINANCIAL INSTRUMENTS

(a) Fair value:

The Company has determined the fair value of its financial instruments as follows:

(i) The carrying values of cash and cash equivalents, prepaid and other receivables, advances from affiliated company, due to brokers and accounts payable and accrued liabilities in the consolidated balance sheets approximate their fair values due to the short-term nature of these instruments.

(ii) Investments are carried at amounts in accordance with the Company's accounting policy set out in note 2(b).

(b) Currency risk:

The Company's activities which resulted in exposure to fluctuations in foreign currency exchange rates consisted of the purchase of investments and advances from an affiliated company in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

As at December 31, 2003, cash and cash equivalents included $10,453 (2002 — $18,147), investments included $4,861,527 (2002 — $3,995,544), advances from affiliated company included $2,793,597 (2002 — $6,069,699), due to brokers included $154,715 (2002 — $542,044) and accounts payable and accrued liabilities included $1,145 (2002 — nil) denominated in U.S. dollars.

(c) Credit risk:

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to the risk of a financial loss occurring as a result of default of a counterparty on its obligation to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to potential investee companies.

12. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

Consolidated Financial Statements of

PINETREE CAPITAL CORP.

For the Years Ended December 31, 2002 and 2001

Contents

AUDITORS' REPORT

To the Shareholders of
Pinetree Capital Corp.

We have audited the consolidated balance sheets of **Pinetree Capital Corp.** as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 26, 2003, except for note 7 (c)
which is as at March 7, 2003

PINETREE CAPITAL CORP.

CONSOLIDATED BALANCE SHEETS

As at December 31,

	2002	2001
Assets (note 8(c))		
Current		
Cash and cash equivalents	$ 236,106	$ 91,187
Restricted cash (note 4)	—	350,000
Advances to affiliated company (note 8)	—	1,384,537
Prepaid and other receivables	119,259	54,169
Income taxes receivable	—	106,032
	355,365	1,985,925
Investments, at fair value (cost — $19,822,000; 2001 — $17,563,000) (note 5)	18,206,529	23,803,024
Capital assets, net (note 6)	355,125	436,272
	$18,917,019	$26,225,221
Liabilities and Shareholders' Equity		
Current		
Due to brokers	$ 2,518,957	$ 1,463,233
Accounts payable and accrued liabilities	102,367	283,290
Advances from affiliated company (note 8)	6,626,047	5,956,793
	9,247,371	7,703,316
Shareholders' equity		
Share capital (note 7)	18,444,789	18,539,187
Deficit	(8,775,141)	(17,282)
	9,669,648	18,521,905
	$18,917,019	$26,225,221

On behalf of the Board:

(Signed) SHELDON INWENTASH
Director

(Signed) STEVE SAVIUK
Director

See accompanying notes to the consolidated financial statements

PINETREE CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,

	2002	2001
Net Investment Losses		
Gain (loss) on disposal of investments, net	$ 668,032	$ (5,910,933)
Reversal of previously recognized unrealized losses (gains) on disposal of investments	(1,349,372)	2,453,116
Unrealized losses on investments, net	(6,492,525)	(25,276,199)
	(7,173,865)	(28,734,016)
Other Revenue		
Interest and dividend income (note 9(b))	24,963	212,712
Other income	214,064	328,121
	(6,934,838)	(28,193,183)
Expenses		
Operating, general and administrative (note 9(a))	1,339,161	2,122,001
Foreign exchange loss (gain)	(68,570)	258,833
Amortization	88,329	72,637
Interest (note 9(b))	464,101	447,817
	1,823,021	2,901,288
Loss before income taxes	(8,757,859)	(31,094,471)
Recovery of income taxes (note 10)	—	(4,473,004)
Net loss for the year	$ (8,757,859)	$(26,621,467)
Loss per common share		
Basic and diluted	$ (0.94)	$ (2.81)
Weighted average number of common shares outstanding		
Basic	9,323,824	9,476,136
Diluted	9,323,824	9,495,467

See accompanying notes to the consolidated financial statements

PINETREE CAPITAL CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

Years Ended December 31,

	2002	2001
Retained earnings (deficit), beginning of year	$ (17,282)	$26,604,185
Net loss for the year	(8,757,859)	(26,621,467)
Deficit, end of year	$(8,775,141)	$ (17,282)

See accompanying notes to the consolidated financial statements

PINETREE CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2002	2001
Cash flows from operating activities		
Net loss for the year	$(8,757,859)	$(26,621,467)
Items not affecting cash		
Loss (gain) on disposal of investments	(668,032)	5,910,933
Reversal of previously recognized unrealized gains (losses), on disposal of investments	1,349,372	(2,453,116)
Unrealized losses on investments, net	6,492,525	25,276,199
Amortization	88,329	72,637
Future income taxes	—	(4,487,004)
	(1,495,665)	(2,301,818)
Changes in non-cash working capital balances related to operations		
Advances to affiliated company	1,384,537	(379,637)
Prepaid and other receivables	(65,090)	588,389
Due to brokers	1,055,724	(3,110,301)
Accounts payable and accrued liabilities	(180,923)	133,630
Advances from affiliated company	669,254	4,824,203
Income taxes receivable	106,032	262,330
	1,473,869	16,796
Cash flows from financing activities		
Purchase of shares under buyback plan (note 7(b))	(94,398)	(132,900)
Proceeds from partial repayment of promissory note	—	22,500
Proceeds from issue of share capital	—	20,250
	(94,398)	(90,150)
Cash flows from investing activities		
Purchase of capital assets	(7,182)	(303,469)
Purchase of investments	(15,729,514)	(8,556,155)
Proceeds on disposal of investments	14,152,144	8,684,546
Restricted cash	350,000	50,000
	(1,234,552)	(125,078)
Net increase (decrease) in cash and cash equivalents during the year	144,919	(198,432)
Cash and cash equivalents, beginning of year	91,187	289,619
Cash and cash equivalents, end of year	$ 236,106	$ 91,187
Supplemental cash flow information		
Income taxes paid	$ —	$ 44,000
Interest paid	$ 320,788	$ 371,930

See accompanying notes to the consolidated financial statements

PINETREE CAPITAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2002 and 2001

1. NATURE OF BUSINESS

Pinetree Capital Corp. ("Pinetree" or the "Company") was incorporated under the laws of the Province of Ontario and is publicly traded on the Toronto Stock Exchange ("TSX") under the symbol "PNP". Pinetree's principal business is to fund emerging growth businesses with breakthrough proprietary products. Pinetree's interests are in companies with information and internet infrastructure technologies, telecommunications and wireless technologies, and biomedical technologies.

2. SIGNIFICANT ACCOUNTING POLICIES

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. The most significant accounting policies are as follows:

(a) Basis of preparation:

These consolidated financial statements include the accounts of Pinetree and its wholly-owned subsidiaries: Emerald Capital Corp. (600229 Alberta Inc.), 474048 B.C. Ltd., 1177344 Ontario Inc., 1065614 Ontario Inc., and Pinetree (Barbados) Inc. All significant inter-company accounts and transactions are eliminated on consolidation.

(b) Investments:

At each financial reporting period, the Company's management determines the valuation of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

1. Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheets dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
3. Options and warrants of publicly-traded securities are carried at the difference between the exercise price and the quoted market price of the underlying securities, if the exercise price is lower than the quoted market price. Otherwise, options and warrants are carried at nil.

(ii) Privately-held investments:

1. Securities in privately-held companies are recorded at cost unless an upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher than the Company's carrying value. Downward adjustments to carrying value are made when there is evidence of an other than a temporary decline in value as indicated by the assessment of the financial condition of the investment based on operational results, forecasts and other developments since acquisition.
2. Options and warrants of privately held securities are carried at cost unless there's an upward or downward adjustment supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated, professional investor at a transaction price higher or lower than the Company's carrying value.

(iii) Other investment instruments:

Included in Pinetree's investments are certain instruments that are accounted for as follows:

1. Convertible debentures and convertible notes are carried as though converted to common shares.
2. Debt instruments are fair valued at the lesser of their discounted cash flow or the fair value of the underlying security.
3. Cumulative dividends expected to be received are included in the fair value of each investment.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which Pinetree's publicly-traded investments could be disposed of currently may differ from carrying value based on market quotes as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. The amounts at which Pinetree's privately-held investments could be disposed of currently may differ from the carrying value assigned as a substantial period of time may have elapsed since the latest third party equity financing.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months.

(d) Capital assets:

Capital assets are recorded at cost, less accumulated amortization. Amortization is provided at rates designed to amortize the cost of capital assets over their estimated useful lives as follows:

	Rate	Basis
Computer equipment	30%	Declining balance
Leasehold improvements	6 years	Over the term of the lease
Furniture and equipment	20%	Declining balance

(e) Revenue recognition:

Realized gains and losses on disposition of investments and unrealized gains or losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the year of disposition. Dividend income is recorded on the ex-dividend date. Interest income and other income are recorded on an accrual basis.

(f) Foreign currency translation:

The Company's subsidiaries are considered to be integrated operations. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the year-end. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. Revenue and expenses denominated in foreign currencies are translated at rates of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the year.

(g) Income taxes:

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under The Canadian Institute of Chartered Accountants' Handbook Section 3465, "Accounting for Income Taxes", the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Stock-based compensation plans:

The Company has stock-based compensation plans, which are described in note 7(d). Any consideration received on the exercise of stock options or sale of stock is credited to share capital. The Company does not record any compensation expense for stock options granted to employees or directors. Stock options granted to employees and directors are disclosed in pro forma net income and earnings per share. Stock options granted to non-employees and consultants have been expensed and credited to contributed surplus. Stock options granted during the year are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value for these options are estimated at the date of granting using a Black-Scholes Option Pricing Model.

(i) Use of estimates:

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, investments, and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(j) Earnings per share:

Basic earnings per share have been determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding shares securing employee share purchase loans and shares in escrow. Fully diluted earnings per share are in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

3. CHANGES IN ACCOUNTING POLICIES

Stock options:

Effective January 1, 2002, the Company adopted CICA 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. Under this new standard, companies that do not follow the fair value method of accounting for stock-based awards granted to employees are required to provide pro forma disclosure in each quarterly and annual report of net income and earnings per share under the fair value method. However, stock options granted to non-employees and consultants are accounted for in accordance with the fair value method of accounting for stock-based compensation. There were no stock options granted during the year ended December 31, 2002. Accordingly, there was no impact on the consolidated financial statements and notes thereto as a result of the application of the new standard.

4. RESTRICTED CASH

During fiscal 2001, the Company pledged $350,000 of cash held in a Guaranteed Investment Certificate as collateral for a letter of credit issued for one of the Company's investee companies. The Guaranteed Investment Certificate earned interest at a rate of 1.75% per annum. It matured and became unrestricted on January 31, 2002.

5. INVESTMENTS

Investments consist of the following as at December 31, 2002:

	Security Description	Fair Value
Investments with a quoted market value		
Angoss Software Corporation	600,000 common shares	$ 78,000
Blackrock Ventures Inc.	100,000 common shares	236,000
Brownstone Resources Inc.	2,685,859 common shares	456,596
Cambior Inc.	200,000 common shares	450,000
Canadian Royalties Inc.	110,000 common shares	
	100,000 warrants expire Dec 5, 2004	214,500
Enghouse Systems Limited	650,000 common shares	6,435,000
European Goldfields Ltd.	50,000 common shares	
	50,000 warrants expire May 30, 2003	122,500
FNX Mining Company Inc.	62,900 common shares	415,140
GeneVest Inc.	1,870,803 common shares	2,216,340
Iamgold Corp.	35,000 common shares	269,150
iJoin Systems, Inc.	300,000 common shares	—
Lumenon Innovative Lightwave Technology Inc.	591,200 common shares	121,402
Manitex Capital Inc.	2,099,906 common shares	83,996
Miramar Mining Corp.	130,000 common shares	
	30,000 warrants expire Jun 19, 2003	262,600
NSI Global Inc.	3,559,500 common shares	
	493,955 warrants expire Dec 31, 2003	444,938
Pretium Industries Inc.	200,000 common shares	86,000
Procyon Biopharma Inc.	662,600 common shares	
	75,000 warrants expire Nov 9, 2003	331,300
Red-tail Info Tech Inc.	834,000 common shares	25,020
Tengtu International Corp.	541,000 common shares	
	250,000 warrants expire Jun 20, 2003	333,280
Treat Systems Inc. (a)	305,779 common shares	—
Triant Technologies Inc.	220,300 common shares	81,511
Wheaton River Mineral Ltd.	212,500 common shares	
	70,000 warrants expire May 30, 2007	312,375
Other equity investments (b)		1,194,207
		$14,169,855

5. INVESTMENTS (Continued)

	Security Description	Fair Value
Investments with no quoted market value		
Fiber Optics System Technology Inc.	428,135 common shares; 93,012 warrants expire Oct 13, 2005	$ 2,211,442
iTravel2000.com (b), (d)		290,274
Primacy Corporation	3,530,373 common shares; 50,000 warrants expire Jul 13, 2003	988,169
Quick Link Communication	313,500 special warrants, Dec 31, 2003	498,750
Solomon Technologies, Inc. (c)	11% convertible debenture, due Jan 18, 2002	—
Other equity investments (b)		48,039
		$ 4,036,674
Total investments		$18,206,529

(a) On October 17, 2002, the TSX Venture Exchange ("TSXV") halted trading in Treat Systems Inc.'s common shares for failure to meet their tier maintenance requirements in accordance with Policy 2.5 and being designated as an Inactive Issuer for a period greater than 18 months.

(b) Other equity investments and Other debt investments include investments in which Pinetree owns less than 5% of the company, or Pinetree has invested less than $200,000 in the company, or the investment's fair value is less than $200,000 as at December 31, 2002.

(c) The 11% convertible debenture was due on January 18, 2002 and is currently in default. The Company formally requested immediate payment of the principal and accrued interest to date and is currently in legal proceedings with Solomon Technologies, Inc regarding the disposition of the debt. At December 31, 2002, the Company wrote down its investment in Solomon Technologies, Inc to nil.

(d) As at December 31, 2002, total debt investments outstanding from iTravel2000.com, at cost, bear interest at an average annual rate of 6% and are scheduled for repayment on April 25, 2005.

Investments consist of the following as at December 31, 2001:

	Security Description	Fair Value
Investments with a quoted market value		
Brownstone Resources Inc.	2,685,859 common shares	$ 349,162
Enghouse Systems Limited	700,000 common shares	6,146,000
GeneVest Inc.	1,870,803 common shares	3,223,858
iJoin Systems, Inc.	300,000 series B preferred shares	205,832
Lumenon Innovative Lightwave Technology Inc.	815,500 common shares	754,703
Manitex Capital Inc.	2,099,906 common shares	104,995
NSI Global Inc.	3,131,770 common shares	2,254,874
Red-tail Info Tech Inc.	834,000 common shares	83,400
SoftQuad Software Inc.	2,571,218 common shares	3,200,055
Treat Systems Inc.	305,779 common shares	15,289
Other equity investments (e)		1,391,875
		$17,730,043

5. INVESTMENTS (Continued)

	Security Description	Fair Value
Investments with no quoted market value		
Fiber Optics System Technology Inc.	428,135 common shares; 93,012 warrants expire Oct 13, 2005	$ 2,233,842
Primacy Corporation	3,530,373 common shares; 50,000 warrants expire Jul 13, 2003	1,996,076
Solomon Technologies, Inc.	11% convertible debenture, due Jan 18, 2002	703,573
Other equity investments (e)		864,216
Other debt investments (f), (e)		275,274
		$ 6,072,981
Total investments		$23,803,024

(e) Other equity investments and Other debt investments include investments in which Pinetree owns less than 5% of the company, or Pinetree has invested less than $500,000 in the company, or the investment's fair value is less than $500,000 as at December 31, 2001.

(f) As at December 31, 2001, total debt investments outstanding, at cost, bear interest at an average annual rate of 6% and are scheduled for repayment on April 25, 2005.

6. CAPITAL ASSETS

Capital assets consist of the following:

	2002			2001		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Computer equipment	$ 95,751	$ 68,719	$ 27,032	$ 95,751	$ 57,134	$ 38,617
Leasehold improvements	255,706	73,104	182,602	255,706	31,760	223,946
Furniture and equipment	293,811	148,320	145,491	286,629	112,920	173,709
	$645,268	$290,143	$355,125	$638,086	$201,814	$436,272

7. SHARE CAPITAL

Share capital consist of the following:

Authorized: Unlimited number of common shares

Issued and outstanding:

	2002		2001	
	#	Amount	#	Amount
Balance, beginning of year	9,579,569	$18,944,187	9,698,369	$19,056,837
Issued for cash pursuant to exercise warrants (a)	—	—	15,000	20,250
Issued for cash under stock option agreements	—	—	—	—
Issued for cash pursuant to private placement offerings net of share issuance costs	—	—	—	—
Purchase for cash under issuer buyback plan (b)	(179,400)	(94,398)	(133,800)	(132,900)
Balance, end of year	9,400,169	18,849,789	9,579,569	18,944,187
Share purchase loan (c)	(225,000)	(405,000)	(225,000)	(405,000)
		$18,444,789		$18,539,187

7. SHARE CAPITAL (Continued)

(a) Warrants:

Attached to the 1999 private placement offerings were warrants to purchase 415,000 common shares ranging from $1.25 to $1.35 per share expiring from September 2000 to August 2001, the value of which was not material. In 2002, nil (2001 — 15,000) warrants were exercised during the year. As at December 31, 2002, there were no warrants outstanding.

(b) Issuer buyback plan:

In fiscal 2001, the Company had planned to purchase up to 485,000 common shares through a normal course issuer bid (the "2001 NCIB"). The 2001 NCIB ran from April 10, 2001 to April 9, 2002. Purchase and payment for the common shares were made by the Company in accordance with TSXV requirements and, subsequent to September 10, 2001, TSX requirements.

On April 26, 2002, pursuant to the 2001 NCIB the Company cancelled 241,200 common shares which were previously purchased at prices ranging from $0.50 to $1.60 per share. In May 2002, a new normal course issuer bid (the "2002 NCIB") was established. The 2002 NCIB commenced on May 16, 2002 and will end no later than May 15, 2003. The Company plans to purchase up to 470,000 of its common shares for cancellation, and purchase and payment for the common shares will be made in accordance with the TSX requirements. As at December 31, 2002, the Company had purchased 72,000 common shares at prices ranging from $0.45 to $0.50 per share for a total cost of $34,884.

(c) Employee stock purchase plan:

Under this plan, the Company may loan money to employees to purchase not greater than 10% of outstanding common shares of the Company. A trustee holds the shares until the loan is repaid. Any amount loaned by the Company to an employee pursuant to the plan shall be non-interest bearing and payable within a period not exceeding 10 years. In the event that the employment of the employee is terminated, the employee loan is payable 60 days from termination. Also, upon termination, the trustee may without notice sell the common shares held. During the year, no shares were cancelled and no common shares were surrendered under the plan.

Under this plan, an officer and director of the Company is indebted to the Company for $405,000 (2001 — $405,000) in connection with the Company's employee stock purchase plan agreement dated November 16, 1994. As at December 31, 2002, 225,000 (2001 — 225,000) common shares of the Company have been pledged as collateral for this loan, the market value of which was $112,500 (2001 — $135,000). This loan is non-interest bearing and has the following terms of repayment:

(i) 5% in each of the sixth and seventh year from date of issue of the shares;

(ii) 10% in each of the eighth and ninth year from the date issued; and

(iii) remaining balance to be paid in the tenth year from the date issued.

As at December 31, 2002, the installment payment due in the eighth year was outstanding, but was paid on March 7, 2003.

(d) Stock option plans:

The Company has 1997 and 2000 stock option plans for directors, officers, key employees and consultants to enable them to purchase common shares of the Company, as administered by the Board of Directors.

The number of shares which were authorized to be issued was 750,000 for the 1997 plan and 2,000,000 for the 2000 plan. An individual can receive grants of no more than 5% of the outstanding shares of the Company on a yearly basis and options are exercisable over a period not exceeding five years. The 2000 options have a vesting period of eight quarters (no vesting period prior to the 2000 plan).

Under the 1997 plan, the exercise prices for purchasing these shares cannot be less than the market price of the common shares on the last day on which the common shares traded prior to the date of the granted option. For the 2000 plan, the exercise prices for purchasing these shares cannot be less than the minimum exercise price as provided by stock exchange rules.

No further shares are being issued under the 1997 stock option plan. As at December 31, 2002, the number of options available to be granted under the 2000 plan was 680,000.

7. SHARE CAPITAL (Continued)

(e) A summary of the status of the Company's two stock option plans as at December 31, 2002 and 2001 and changes during the years ended on those dates is presented below:

	2002		2001	
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, at beginning of year	1,155,668	$2.51	1,312,500	$2.54
Granted	—	—	357,500	1.97
Exercised	—	—	—	—
Forfeited	(100,000)	2.33	(514,332)	2.20
Outstanding, at end of year	1,055,668	$2.53	1,155,668	$2.51
Exercisable, at end of year	1,037,545	$2.54	970,045	$2.60

The following table summarizes information about stock options outstanding as at December 31, 2002:

	Options outstanding			Options exercisable		
Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining life (years)	Number of options	Weighted average exercise price	Weighted average remaining life (years)
$1.00 to $2.50	382,500	$1.76	2.63	364,689	$1.76	2.60
$2.51 to $3.62	673,168	2.97	2.01	672,856	2.97	2.01
	1,055,668	$2.53	2.23	1,037,545	$2.54	2.21

8. ADVANCES TO AND FROM AFFILIATED COMPANIES

Advances to and from affiliated companies consist of the following:

	2002	2001
Advances to affiliated company		
Brownstone Resources Inc. (a), (b)	$ —	$1,384,537
	$ —	$1,384,537
Advances from affiliated company		
GeneVest Inc. (b), (c)	$6,626,047	$5,956,793
	$6,626,047	$5,956,793

(a) The Company does not exercise significant influence and has an 18% interest in Brownstone Resources Inc.

(b) These advances bear interest at Royal Bank prime plus 1% per annum and are due on demand. As at December 31, 2002, the effective interest rate was 5.5% (2001 — 5%).

(c) These advances are from GeneVest Inc. (TSX Venture Exchange: "GNV.u") which are collateralized by a general security agreement on all present and future tangible and intangible personal property of the Company. The Company is able to exercise significant influence over GeneVest Inc.

9. RELATED PARTY TRANSACTIONS

(a) During the year, Pinetree had consulting agreements with officers and directors representing approximately $30,000 (2001 — $30,000) per month. Included in operating, general and administrative expenses in 2002 is approximately $357,000 (2001 — $357,000) paid under these contracts.

9. RELATED PARTY TRANSACTIONS (Continued)

(b) Included in the consolidated statements of operations is approximately $8,000 (2001 — $98,000) of interest income relating to interest charged to an affiliated company throughout the year and approximately $321,000 (2001 — $270,000) of interest expense charged by an affiliated company throughout the year.

10. INCOME TAXES

(a) Income tax expense attributable to income before income taxes differs from the amounts computed by applying the combined federal and provincial tax rate of 38.62% (2000 — 41.74%) of pre-tax income as a result of the following:

	2002	2001
Loss before income taxes	$(8,757,859)	$(31,094,471)
Computed "expected" income tax recovery	(3,382,285)	(12,978,832)
Future income tax benefit resulting from rate change	—	381,049
Net future income tax asset not recognized	2,423,166	2,374,245
Non-taxable portion of capital losses (gains)	(605,272)	939,299
Non-taxable portion of reversal of unrealized losses (gains)	353,090	(199,847)
Non-taxable portion of unrealized losses	1,182,246	4,960,513
Permanent and other differences	29,055	50,569
Recovery of income taxes	$ —	$ (4,473,004)

(b) Significant components of the recovery of income taxes for the year ended December 31 are as follows:

	2002	2001
Current tax expense	$ —	$ —
Future income tax recoverable relating to origination and reversal of temporary differences	—	(4,473,004)
Recovery of income taxes	$ —	$(4,473,004)

(c) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	2002	2001
Future tax assets		
Capital assets — differences in amortization and unamortized capital cost	$ 64,557	$ 44,097
Long-term investments — differences in accounting cost and tax cost	1,005,754	—
Non-capital losses carried forward	2,899,762	2,061,448
Capital losses carried forward	115,449	342,792
Net future tax assets	$ 4,085,522	$ 2,448,337
Future tax liabilities		
Long-term investments — differences in accounting cost and tax cost	$ —	$ (74,092)
Net future tax liabilities	$ —	$ (74,092)
Total future tax assets and liabilities	4,085,522	2,374,245
Less: valuation allowance	(4,085,522)	(2,374,245)
Net future tax assets (liabilities)	$ —	$ —

10. INCOME TAXES (Continued)

(d) As at December 31, 2002, the Company has non-capital losses of approximately $8,256,000 expiring as follows:

2007	$ 391,000
2008	5,965,000
2009	1,900,000
	$8,256,000

11. LEASE COMMITMENTS

Future minimum annual lease payments under operating leases for equipment and premises are approximately as follows:

2003	$ 250,300
2004	250,300
2005	250,300
2006	250,300
2007	177,800
	$1,179,000

12. FINANCIAL INSTRUMENTS

(a) Fair value:

The Company has determined the fair value of its financial instruments as follows:

(i) The carrying amounts of cash and cash equivalents, prepaid and other receivables, advances to and from affiliated companies, due to brokers and accounts payable and accrued liabilities in the consolidated balance sheets approximate their fair values due to the short-term nature of these instruments.

(ii) Investments are carried at amounts in accordance with the Company's accounting policy set out in note 2(b) above.

(b) Currency risk:

The Company's activities which resulted in exposure to fluctuations in foreign currency exchange rates consisted of the purchase of investments in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

As at December 31, 2002, cash and cash equivalents included $18,147 (2001 — $8,085), advances to affiliated companies included Nil (2001 — $310,853), investments included $6,249,709 (2001 — $13,011,163), advances from affiliated companies included $6,069,699 (2001 — $4,982,500) and due to brokers included $542,044 (2001 — $182,880) denominated in U.S. dollars.

(c) Credit risk:

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to the risk of a financial loss occurring as a result of default of a counter party on its obligation to the Company. The Company may, from time to time, invest in debt obligations.

The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to potential investee companies.

SCHEDULE "G"
981268 FINANCIAL STATEMENTS

981268 ALBERTA LTD.

BALANCE SHEET

As at December 31,
(Unaudited)

	2003	2002
Assets		
Current		
Cash	$ 1	$ 1
	$ 1	$ 1
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 510	$ 510
	510	510
Shareholders' equity		
Capital stock	1	1
Deficit	(510)	(510)
	(509)	(509)
	$ 1	$ 1

On behalf of the Board:

(Signed) SHELDON INWENTASH
Director

981268 ALBERTA LTD.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

For the year ended December 31,
(Unaudited)

	2003	2002
Expenses		
Incorporation and organization costs	$ —	$ 510
	—	510
Net loss	$ —	$ (510)
Deficit, beginning of period	(510)	—
Accumulated deficit, end of period	$ (510)	$ (510)
Loss per common share		
Basic and diluted	$ —	$ (510)
Weighted average number of common shares outstanding		
Basic and diluted	1	1

981268 ALBERTA LTD.

STATEMENTS OF CASH FLOWS

For the year ended December 31,
(Unaudited)

	2003	2002
Cash flows from operating activities		
Net loss	$ —	$ (510)
Changes in non-cash working capital balances		
Accounts payable and accrued liabilities	—	510
	—	—
Cash flows from financing activities		
Proceeds from issue of share capital	—	1
	—	1
Increase in cash	$ —	$ 1
Cash, beginning of period	1	—
Cash, end of period	$ 1	$ 1

SCHEDULE "H"
NEW PINETREE PRO FORMA FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements of

PINETREE CAPITAL CORP.
(Unaudited)

December 31, 2003

Contents

COMPILATION REPORT

To the Board of Directors of
Pinetree Capital Corp. and Genevest Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Pinetree Capital Corp. ("Pinetree") as at December 31, 2003 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Pinetree" to the audited consolidated financial statements of Pinetree as at December 31, 2003 and for the year then ended, and found them to be in agreement.

2. Compared the figures in the columns captioned "Genevest" to the audited consolidated financial statements of Genevest Inc. ("Genevest") as at December 31, 2003 and for the year then ended, and found them to be in agreement.

3. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with securities legislations in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the unaudited pro forma statements comply as to form in all material respects with securities legislations in Canada.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Pinetree" and "Genevest" as at December 31, 2003 and for the year then ended, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst & Young LLP

Toronto, Canada
April 20, 2004

Chartered Accountants

PINETREE CAPITAL CORP.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at December 31, 2003
(unaudited)

	Pinetree	Genevest	Pro Forma Adjustments and Elimination Entries		Pro Forma Consolidated
Assets					
Investments, at fair value	$25,941,577	$80,016,099	$ (1,500,000)	(3d)	$ 98,845,267
			(5,612,409)	(3e)	
Cash and cash equivalents	48,837	31,999	—		80,836
Advances to affiliated companies	—	4,170,317	(2,793,597)	(3a)	1,376,720
Prepaid and other receivables	34,426	—	—		34,426
Capital assets, net	286,132	—	(286,132)	(3f)	—
	$26,310,972	$84,218,415	$(10,192,138)		$100,337,249
Liabilities and Shareholders' Equity					
Current					
Due to brokers	$ 4,594,390	$20,295,492	$ —		$ 24,889,882
Accounts payable and accrued liabilities	104,663	145,526	40,000	(3g)	290,189
Advances from affiliated company	2,793,597	—	(2,793,597)	(3a)	—
Income taxes payable	—	895,694			895,694
Future tax liabilities	—	11,464,084			11,464,084
	7,492,650	32,800,796	(2,753,597)		37,539,849
Shareholders' equity					
Share capital	18,153,080	8,750,570	(1,500,000)	(3d)	18,923,678
			(5,612,409)	(3e)	
			(827,563)	(3f)	
			40,000	(3g)	
Contributed surplus	14,953	830,038	(14,953)	(3f)	830,038
Retained earnings	650,289	41,837,011	(650,289)	(3f)	43,043,684
			1,206,673	(3f)	
	18,818,322	51,417,619	(7,438,541)		62,797,400
	$26,310,972	$84,218,415	$(10,192,138)		$100,337,249

See accompanying notes to the pro forma financial statements

PINETREE CAPITAL CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003
(unaudited)

	Pinetree	Genevest	Pro Forma Adjustments and Elimination Entries		Pro Forma Consolidated
Net Investment Gains					
Gain (loss) on disposal of investments, net	$(2,499,530)	$10,080,633	$ —		$ 7,581,103
Reversal of previously reported unrealized losses (gains) on disposal of investments	2,827,619	(3,499,915)			(672,296)
Unrealized gains on investments, net	9,399,426	21,016,089	(750,000)	(3b)	26,269,446
			(3,396,069)	(3c)	
	9,727,515	27,596,807	(4,146,069)		33,178,253
Other Revenue					
Interest and dividend income	16,601	482,334	(249,000)	(3a)	249,935
Other income	231,137	—			231,137
	9,975,253	28,079,141	(4,395,069)		33,659,325
Expenses					
Operating, general and administrative	1,100,746	2,261,057			3,361,803
Stock-based compensation	—	830,038			830,038
Foreign exchange loss (gain)	(1,031,225)	542,349			(488,876)
Amortization	79,582	—			79,582
Interest	400,720	546,792	(249,000)	(3a)	698,512
	549,823	4,180,236	(249,000)		4,481,059
Income before income taxes and extraordinary gain	9,425,430	23,898,905	(4,146,069)		29,178,266
Provision for income taxes	—	7,311,640			7,311,640
Income before extraordinary gain	9,425,430	16,587,265	(4,146,069)		21,866,626
Extraordinary gain from acquisition	—	—	1,206,673	(3f)	1,206,673
Net income for the year	$ 9,425,430	$16,587,265	$(2,939,396)		$23,073,299
Earnings per common share before extraordinary gain					
Basic and diluted	$ 1.06				$ 1.57
Earnings per common share after extraordinary gain					
Basic and diluted	$ 1.06				$ 1.65
Weighted average number of common shares outstanding					
Basic and diluted	8,930,632		5,026,631	(3h)	13,957,263

See accompanying notes to the pro forma financial statements

PINETREE CAPITAL CORP.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
(unaudited)

1. BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Pinetree Capital Corp. ("Pinetree") for inclusion in the Joint Management Information Circular ("Circular") of Pinetree and Genevest Inc. ("Genevest") dated April 16, 2004 after giving effect to the combination of Pinetree and Genevest and the related transactions on the basis of the assumptions described in Note 3 below. The pro forma consolidated financial statements of Pinetree have been derived from the following:

- the audited consolidated financial statements of Pinetree as at and for the year ended December 31, 2003; and
- the audited consolidated financial statements of Genevest as at and for the year ended December 31, 2003.

The combination has been reflected as an aquisition of Pinetree by Genevest in these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing Genevest's audited consolidated financial statements as at and for the year ended December 31, 2003.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the transaction in the Circular and in Note 2 of these notes to the unaudited pro forma consolidated financial statements, and the audited consolidated financial statements as referred above which are also included in the Circular.

In the opinion of the management of Pinetree, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation of the transactions described in Note 2 of these notes to the unaudited pro forma consolidated financial statements in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Genevest's accounting policies. The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect transactions which have occurred since the dates indicated or to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Pinetree and Genevest.

2. BUSINESS COMBINATION

Acquisition of Genevest

Pinetree has proposed an acquisition of Genevest to be completed under a proposed plan of acquisition by amalgamating Genevest with Pinetree's wholly owned subsidiary, 981268 Alberta Ltd. Under the proposed amalgamation, existing common shares of Genevest would be exchanged for common shares of Pinetree on the basis of 2.2 Pinetree common shares for every one Genevest common share, other than the Genevest common shares currently held by Pinetree which will be cancelled.

Pinetree has also agreed to issue stock options to replace the existing Genevest stock options. Each Genevest stock option will allow the holder to purchase 2.2 Pinetree common shares for an exercise price equal to the exercise price of the Genevest stock options previously held divided by 2.2, and with an expiry date and vesting provisions similar to those of the previously outstanding Genevest stock options.

Pinetree will acquire all of the remaining issued and outstanding shares of Genevest not currently owned by Pinetree for a deemed aggregate consideration of $15,595,517 by issuing 17,166,541 common shares of Pinetree.

The transaction will be accounted for as a reverse takeover of Pinetree by Genevest in accordance with the accounting requirements of Emerging Issues Committee Abstract #10 of the Canadian Institute of Chartered Accountants' Handbook, since the former shareholders of Genevest will hold 70.3% of the post amalgamation common shares of Pinetree immediately after completion of the transaction. Application of reverse takeover accounting results in the following:

(a) The pro forma consolidated financial statements of the combined entity are issued under the name of the legal parent (Pinetree) but are considered a continuation of the financial statements of the legal subsidiary (Genevest).

(b) As Genevest is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the pro forma consolidated financial statements of the continuing entity at their carrying values and any comparative figures will reflect the results of operations of Genevest.

(c) For the purposes of these pro forma consolidated financial statements, Genevest is deemed to acquire control of the net assets and operations of Pinetree effective December 31, 2003. For purposes of this transaction, the deemed consideration is $15,595,517, being 82.9% of the net assets of Pinetree immediately prior to the business combination, plus estimated transaction costs of $230,000.

2. BUSINESS COMBINATION (Continued)

Genevest currently has an ownership interest in Pinetree of 17.1% and, upon completion of the transaction, will purchase an additional 82.9% of Pinetree's net assets.

The total purchase price will be allocated to the fair value of Pinetree's net assets as follows:

	As at December 31, 2003
Purchase Price	
Original investment in Pinetree common shares at fair value	$ 1,500,000
82.9% of the fair value of Pinetree's net assets acquired	15,595,517
Transaction costs (estimated)	230,000
	$17,325,517
Fair value of Pinetree's net assets acquired	
Current assets	$ 83,263
Investments	25,941,577
Capital assets, net	286,132
	26,310,972
Less: current liabilities	(7,492,650)
Fair value of net assets assumed	$18,818,322
Excess of fair value of net assets assumed over purchase price	$ 1,492,805
Allocation of the excess fair value:	
Capital assets	286,132
Extraordinary gain	1,206,673
	$ 1,492,805

The excess of fair value of net assets assumed over purchase price represents negative goodwill which is recorded as a reduction of Pinetree's net capital assets balance with the excess recorded as an extraordinary gain in accordance with Canadian generally accepted accounting principles. This extraordinary gain is not taxable.

The acquisition by Pinetree of Genevest is subject to, among other things, regulatory and shareholder approvals of both companies. The fair value of the net assets of Pinetree deemed to be acquired will ultimately be determined at the date of closing of the transaction and the actual costs of acquisition may vary from those estimates. Therefore, the allocation of the consideration among the assets and liabilities of Pinetree may vary from those shown above and such differences may be material.

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

These unaudited pro forma consolidated financial statements give effect to the following assumptions and adjustments as if they had occurred on December 31, 2003 with respect to the unaudited pro forma consolidated balance sheet, and on January 1, 2003 with respect to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2003.

The unaudited pro forma consolidated financial statements incorporate pro forma assumptions as follows:

(i) Completion of the transactions contemplated in the merger agreement between Pinetree, Genevest and 981268 Alberta Ltd. dated April 20, 2004;

(ii) Exchange of each of the issued and outstanding shares of Genevest for 2.2 shares of Pinetree;

(iii) Implementation by the directors of Pinetree of the consolidation of Pinetree common shares on the basis of 1 new common share for every 1.75 existing common shares; and

(iv) Approval of the transactions by regulatory authorities and shareholders of Pinetree and Genevest.

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

The following adjustments were made with respect to the pro forma consolidated financials statements:

(a) The elimination of the inter-company advances of $2,793,597 and $249,000 of inter-company interest for the year ended December 31, 2003.

(b) The reversal of $750,000 of unrealized gains on investments of Genevest's holdings in Pinetree for the year ended December 31, 2003.

(c) The reversal of $3,396,069 of unrealized gains on investment of Pinetree's holdings in Genevest for the year ended December 31, 2003.

(d) The elimination of the fair value of Genevest's holdings in Pinetree of $1,500,000.

(e) The elimination of the fair value of Pinetree's holdings in Genevest of $5,612,409.

(f) The allocation of the aggregate purchase price to Pinetree's net assets, in accordance with the reverse take-over method of accounting as described in Note 2.

(g) The accrual of the share issuance costs of $40,000 related to the issue of the new Pinetree shares in the Toronto Stock Exchange.

(h) Pinetree will have 24,425,210 common shares outstanding after cancelling 1,500,000 shares held by Genevest, and issuing 17,166,541 common shares to Genevest shareholders to effect the combination. Upon the completion of the transaction, the Pinetree common shares will be consolidated on a 1 for 1.75 basis, resulting in 13,957,263 common shares outstanding, which is used for purposes of pro forma earnings per share calculations.

(i) The tax provision does not take into account the tax consequences of the amalgamation and is therefore the same as the provision when the companies were accounted for as separate entities.

4. PRO FORMA SHARE CAPITAL

	Number of shares	Amount
Common Shares:		
Balance at December 31, 2003	$ 8,758,669	$ 8,750,570
Cancellation of Genevest shares held by Pinetree	—	(5,612,409)
Cancellation of Pinetree shares held by Genevest	(1,500,000)	—
Shares issued to Genevest shareholders	17,166,541	15,825,517
Share issuance costs		(40,000)
Common Shares before reverse split	24,425,210	18,923,678
Reverse split (1.75:1)	13,957,263	—
Balance after giving effect to pro forma adjustments	$13,957,263	$18,923,678

In accordance with Emerging Issues Committee Abstract #10 of the Canadian Institute of Chartered Accountants' Handbook, the number of common shares disclosed reflects that of the legal parent, Pinetree.

AUDITORS' CONSENT

We have read the Notices of Annual and Special Meetings of Shareholders and Joint Management Information Circular (the "Circular") of Pinetree Capital Corp. ("Pinetree") and Genevest Inc. ("Genevest") dated April 20, 2004 in connection with the acquisition of Genevest by Pinetree through an amalgamation of 981268 Alberta Ltd., a wholly owned subsidiary of Pinetree, Genevest and 981268 Alberta Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Circular of our compilation report to the Board of Directors of Pinetree and Genevest on the compilation of the unaudited pro forma consolidated balance sheet of Pinetree as at December 31, 2003 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 relating to the combination of Pinetree and Genevest. Our report is dated April 20, 2004.

Ernst + Young LLP

Chartered Accountants

Toronto, Canada
April 20, 2004

SCHEDULE "I"
PINETREE 2000 STOCK OPTION PLAN

1. **PURPOSE:** The purpose of this stock option plan (the "Plan") is to encourage common stock ownership in Pinetree Capital Corp. (the "Company") by Consultants, Directors, Employees and Management Company Employees (such terms to have the same meaning as set out in the Canadian Venture Exchange (the "CDNX") rules and policies governing stock options) of the Company (hereinafter referred to as "Optionees") to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company to attract and retain valued persons by granting options (the "Options" or "Option") to purchase common shares (the "Common Shares") of the Company on the terms and conditions set forth in this Plan and any stock option agreements (the "Stock Option Agreements") entered into between the Company and the Optionees in accordance with the Plan.

2. **ADMINISTRATION:** The Plan shall be administered by the board of directors (the "Board of Directors") from time to time of the Company (the "Administrator"). No member of the Board of Directors shall by virtue of such appointment be disentitled or ineligible to receive Options. The Administrator shall have full authority to interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management, and the decision of the Administrator shall be binding and conclusive. The decision of the Administrator shall be binding, provided that notwithstanding anything herein contained, the Administrator may from time to time delegate the authority vested in it under this clause to the President who shall thereupon exercise all of the powers herein given to the Administrator, subject to any express direction by resolution of the Board of Directors of the Company from time to time and further provided that a decision of the majority of persons comprising the Board of Directors in respect of any matter hereunder shall be binding and conclusive for all purposes and upon all persons. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications as they in their absolute discretion consider necessary for the implementation of the Plan.

3. **NUMBER OF SHARES SUBJECT TO OPTIONS:** The Board of Directors of the Company will make available that number of Common Shares for the purpose of the Plan that it considers appropriate, subject to the following limitations:

(a) subject to adjustment pursuant to section 6 or section 7 hereunder, the aggregate number of Common Shares issuable pursuant to the Plan shall not exceed 2,000,000 Common Shares; and

(b) an individual can receive grants of no more than 5% of the then outstanding Listed Shares (as that term is defined by the rules and policies of the CDNX) of the Company on a yearly basis.

In the event that Options granted under the Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

4. **PARTICIPATION:** Options shall be granted under the Plan only to Optionees as shall be designated from time to time by the Administrator and shall be subject to the approval of such regulatory authorities as the Administrator shall designate, which shall also determine the number of Common Shares subject to such Option.

5. **TERMS AND CONDITIONS OF OPTIONS:** The terms and conditions of each Option granted under the Plan shall be set forth in written Stock Option Agreements between the Company and the Optionee. Such terms and conditions shall include the following as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Administrator:

(a) Option Exercise Price: The option exercise price (the "Option Exercise Price") of any Option granted under the Plan shall be not less than the minimum exercise price of options as provided for by the rules of any stock exchange upon which the Common Shares are listed. In the resolution allocating any Option, the Administrator may determine that the date of grant aforesaid shall be a future date determined in the manner specified by such resolution. The Administrator may also determine that the Option Exercise Price per share may escalate at a specified rate dependent upon the year in which any Option to purchase Common Shares may be extended by the Optionee.

(b) Payment: The full purchase price of Common Shares purchased under the Option shall be paid in cash upon the exercise thereof. A holder of an Option shall have none of the rights of a stockholder until the Common Shares are issued to him. All Common Shares issued pursuant to the exercise of Options granted or deemed to be granted under the Plan, will be so issued as fully paid and non-assessable Common Shares. No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Common Shares subject to an Option under this Plan, unless and until certificates for such Common Shares are issued to him or them under the terms of the Plan.

(c) Term of Options: Options may be granted under this Plan exercisable over a period not exceeding 5 years. Each Option shall be subject to earlier termination as provided in subparagraph (e) below.

(d) Exercise of Options: The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of Common Shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Common Shares with respect to which the Option is exercised. An Option may be exercised in full or in part at any time during the term of the Option. This Plan shall not confer upon the Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate of the Company.

(e) Termination of Options: Any Option granted pursuant hereto, to the extent not validly exercised, and save as expressly otherwise provided herein, will terminate on the earlier of the following dates:

(i) the date of expiration specified in the Stock Option Agreement, being not more than 5 years after the date the Option was granted;

(ii) where the Optionee is a personal holding company controlled by, or a registered retirement savings plan established by, a person eligible to be granted options under the Plan, the date prior to the date that such personal holding company ceases to be controlled by, or such registered retirement savings plan ceases to be for the benefit of, a person eligible to be granted options under the Plan;

(iii) in respect to options granted to an Optionee who is a Director, Employee, Consultant or Management Company Employee, such options must expire within 90 days after the Optionee ceases to be in at least one of those categories;

(iv) in respect to options granted to an Optionee who is engaged in Investor Relations Activities, such options must expire within 30 days after the Optionee ceases to be employed to provide Investor Relations Activities;

(v) a period of time not to exceed one year after the date of the Optionee's death during which period the Option may be exercised only by the Optionee's legal representative or the person or persons to whom the deceased Optionee's rights under the Option shall pass by will or the applicable laws of descent and distribution, and only to the extent the Optionee would have been entitled to exercise it at the time of his death if the employment of the Optionee had been terminated by the Company on such date;

(vi) 90 days after termination of the Optionee's employment by permanent disability or retirement under any retirement plan of the Company during which 90 day period the Optionee may exercise the Option to the extent he was entitled to exercise it at the time of such termination provided that if the Optionee shall die within such 90 day period, then such right shall be extended to the period provided by subparagraph e(v) (as specifically provided in the applicable Stock Option Agreement) and shall be exercisable only by the persons described in subparagraph (e)(v) hereof and only to the extent therein set forth.

(f) Non-transferability of Options: No Option shall be assignable or transferable by the Optionee other than by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.

(g) Applicable Laws or Regulations: The Company's obligation to sell and deliver stock under each Option is subject to such compliance by the Company and any Optionee as the Company deems necessary or advisable with all laws, rules and regulations of Canada and the United States of America and any Provinces and/or States thereof applying to the authorization, issuance, listing or sale of securities and is also subject to the acceptance for listing of the Common Shares which may be issued in exercise thereof by each stock exchange upon which Common Shares are listed for trading.

(h) Disinterested shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee is an insider of the Company at the time of a proposed amendment.

(i) In any Stock Option Agreement entered into by the Company, the Company shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Company or its subsidiary.

6. **ADJUSTMENT IN EVENT OF CHANGE IN STOCK:** Each Option shall contain uniform provisions in such form as may be approved by the Administrator to appropriately adjust the number and kind of shares covered by the Option and the exercise price of shares subject to the Option in the event of a declaration of stock dividends, or stock subdivisions or consolidations or reconstruction or reorganization or recapitalization of the Company or other relevant changes in the Company's capitalization (other than issuance of additional shares) to prevent substantial dilution or enlargement of the rights granted to the Optionee by such Option. The number of shares available for Options, the shares subject to any Option, and the Option Exercise Price shall be adjusted appropriately by the Administrator and such adjustment shall be effective and binding for all purposes of the Plan.

7. **AMALGAMATION, CONSOLIDATION OR MERGER:** If the Company amalgamates, consolidates with or merges with or into another corporation, which it reserves the right to do, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the Option Exercise Price shall be adjusted appropriately by the Administrator and such adjustment shall be binding for all purposes of the Plan.

8. **APPROVALS:** The obligation of the Company to issue and deliver the Common Shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Optionee for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any Option Exercise Price paid to the Company will be returned to the Optionee.

9. **STOCK EXCHANGE RULES:** The rules of any stock exchange upon which the Common Shares are listed shall be applicable relative to Options granted to Optionees.

10. **AMENDMENT AND DISCONTINUANCE OF PLAN:** The Board of Directors may from time to time, subject to regulatory approval or compliance, amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such amendment or revision may, without the consent of the Optionee, adversely affect the Optionee's rights under any Option theretofore granted under the Plan.

11. **EFFECTIVE DATE AND DURATION OF PLAN:** Subject to regulatory compliance, the Plan shall remain in full force and effect from the date of the resolution of directors approving the Plan and from year to year thereafter until amended or terminated and for so long thereafter as Options remain outstanding in favour of any Optionee.

SCHEDULE "J"
VALUATION REPORT AND CONSENT

DUNDEE
SECURITIES CORPORATION

Valuation of Dundee Securities Corporation

April 12, 2004

The Independent Committee of the Board of Directors of
Pinetree Capital Corp.

The Independent Committee of the Board of Directors of
Genevest Inc.

Dear Sirs:

Background

Dundee Securities Corporation ("Dundee Securities") understands that Pinetree Capital Corp. ("Pinetree") and Genevest Inc. ("Genevest") have proposed entering into an agreement providing for the acquisition by Pinetree of all of the issued and outstanding common shares of Genevest (the "Transaction"), which Transaction is to be more fully described in an information circular (the "Circular") of Pinetree and Genevest being prepared in connection with meetings of the holders of common shares of Pinetree and Genevest being held to consider, among other things, the Transaction.

Dundee Securities also understands that a committee of independent members of the board of directors of each of Pinetree and Genevest (collectively the "Independent Committees") has been formed for the purposes of, among other things, establishing the exchange ratio for the Transaction and reporting thereon to the board of directors of Pinetree or Genevest. Dundee Securities further understands that Pinetree and Genevest have received legal advice that, due to the intercompany common share ownership between Pinetree and Genevest and significant common share ownership positions of Pinetree and Genevest by certain persons (the "Interested Parties"), the Transaction is a "related party" transaction within the meaning of, and, accordingly, is subject to the valuation and minority shareholder approval requirements of, Rule 61-501 of the Ontario Securities Commission ("Rule 61-501") and Policy No. Q-27 of l'Autorité des marchés financiers (Québec) ("Policy Q-27") but that the Transaction does not constitute a "going private transaction" within the meaning of Rule 61-501 or Policy Q-27.

The Independent Committees have jointly retained Dundee Securities to prepare and deliver a formal valuation, as at March 31, 2004, of the common shares of each of Pinetree and Genevest (the "Valuation") in accordance with the requirements of Rule 61-501 and Policy Q-27. The Valuation has also been prepared in accordance with the disclosure standards for formal valuations of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of the Valuation.

Relationship Among Interested Parties

Dundee Securities understands that the Transaction is subject to the provisions governing "related party transactions" within the meaning of Rule 61-501 and Policy Q-27 due to the inter-company common share ownership between Pinetree and Genevest and the ownership of common shares of each of Pinetree and Genevest by Mr. Sheldon Inwentash and associates and affiliates of Mr. Inwentash. Dundee Securities understands that, as at March 31, 2004, Mr. Inwentash and associates and affiliates of Mr. Inwentash owned an aggregate of 2,724,399 common shares of Pinetree and 3,078,434 common shares of Genevest, representing 31.7% and 32.2% of the issued and outstanding common shares of Pinetree and Genevest respectively.

Engagement of Dundee Securities

Pinetree and Genevest initially contacted Dundee Securities regarding the Valuation in January 2004 and Dundee Securities was formally engaged pursuant to an agreement between the Independent Committees, Pinetree, Genevest and Dundee Securities (the "Engagement Agreement") dated March 29, 2004. The terms of the Engagement Agreement provide that Dundee Securities is to be paid a fee of $75,000, plus GST, for the preparation of the Valuation. In addition, Dundee Securities is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Pinetree and Genevest in certain circumstances, subject to the terms and conditions of the Engagement Agreement. Subject to the terms and conditions of the Engagement Agreement, Dundee Securities consents to the inclusion of the Valuation in its entirety and a summary thereof, in a form acceptable to Dundee Securities, in the Circular and to the filing of the Valuation by Pinetree and Genevest with the securities commissions or similar regulatory authorities in Canada.

Qualifications of Dundee Securities

Dundee Securities is an independent Canadian investment dealer providing a broad range of financial advisory services to corporations, financial institutions and individuals. These services include financial advisory services in the areas of mergers, acquisitions and divestitures, the preparation of valuations and fairness opinions as well as equity trading and investment research. The professional staff of Dundee Securities has prepared numerous valuations and fairness opinions and has been involved in a significant number of transactions involving private and publicly traded companies. The Valuation expressed herein represents the opinion of Dundee Securities and the form and content hereof have been approved by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Dundee Securities

Neither Dundee Securities nor any of its affiliates is an insider, associate or affiliate of Pinetree, Genevest or their respective associates or affiliates. During the 24-month period prior to the date first contacted regarding this engagement, Dundee Securities performed a valuation (the "2002 Valuation") of Pinetree and Genevest in connection with a proposed merger of the two companies (the "2002 Proposed Merger") which was never completed. The fee payable to Dundee Securities for this engagement is neither contingent in whole or in part upon the completion of the Transaction, nor is it dependent on the conclusions reached by Dundee Securities in the Valuation.

Dundee Securities acts as a trader and dealer, both as principal and agent, in major Canadian equity markets and as such may have, and may in the future have, positions in the securities of Pinetree, Genevest or their respective affiliates and, from time to time, may have executed or may execute transactions on behalf of clients or on behalf of Pinetree, Genevest or their respective affiliates for which it may have received or may receive compensation. In addition, as an investment dealer, Dundee Securities conducts research on securities and may, in the ordinary course of its business, provide research support and reports and investment advice to its clients on investment matters, including matters pertaining to Pinetree, Genevest and their respective affiliates and the Transaction.

There are no understandings or agreements between Dundee Securities and Pinetree or Dundee Securities and Genevest or any of their respective associates or affiliates with respect to future business dealings. Dundee Securities may, however, from time to time in the future perform financial advisory or investment banking services for Pinetree or Genevest or their respective successors.

Prior Valuations

Dundee prepared the 2002 Valuation in connection with the 2002 Proposed Merger.

In all material respects, the general assumption and limitations, definitions of fair market value and valuation methodology used in the Valuation Report also applied to the 2002 Valuation Report. Based upon and subject to the analysis, assumptions and other matters set out in the 2002 Valuation Report, Dundee was of the opinion that, as at August 30, 2002, the fair market value of the common shares of Pinetree was between $0.89 and $1.01 per common share and the fair market value of the common shares of Genevest was between $3.28 and $3.31 per common share.

Scope of Review

In connection with the Valuation, Dundee Securities reviewed and relied upon and has considered, among other things, the following:

1. A draft merger agreement dated April 7, 2004 (the "Merger Agreement") between Pinetree and Genevest regarding the Transaction;
2. The joint press release dated April 7, 2004 of Pinetree and Genevest regarding the Transaction;
3. Drafts of the Circular, including a draft dated April 7, 2004;
4. Annual reports of each of Pinetree and Genevest for each of the four fiscal years ending December 31, 1998 through 2003, including the audited financial statements contained therein;

5. Statements of account dated March 31, 2004 reflecting the investment portfolios of each of Pinetree and Genevest as at such date;

6. Certain other publicly available information relating to Pinetree and Genevest;

7. Discussions with and representations of senior management of each of Pinetree and Genevest regarding, among other things, future business plans;

8. Certain current and historical public stock market and financial data with regard to comparable publicly traded companies in the North American financial markets; and

9. The state of the Canadian and U.S. economies and financial markets.

In addition, Dundee Securities has reviewed such other information and conducted such analyses, investigations, research and testing of valuation assumptions as were considered by it to be necessary or appropriate in the circumstances in order to prepare the Valuation. Dundee Securities was granted access to the management of both Pinetree and Genevest and their advisors and, to its knowledge, was not denied any information that it requested.

Key Assumptions and Limitations

Dundee Securities, with the approval of the Independent Committees and subject to the exercise of its professional judgment, has relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by Pinetree or Genevest, their respective associates, affiliates and advisors, or otherwise, in preparing the Valuation. The Valuation is conditional upon such completeness, accuracy and fair presentation.

Dundee Securities has also assumed that the information provided to it by Pinetree and Genevest represents the best estimate of the most probable results for the respective company at the time prepared for the periods presented. Pinetree and Genevest have each represented to Dundee Securities that, to the best of its knowledge, there has been no material change or material fact relating to any of the information, data, advice, opinions and representations provided to Dundee Securities by it that has not been generally disclosed or disclosed to Dundee Securities, that no change has occurred in the material facts set out or referred to in any such information, data, advice, opinions or representations subsequent to the date thereof which would reasonably be expected to have a material effect on the Valuation and that the management of Pinetree and Genevest, as the case may be, is not aware of any material fact or material change relevant to the Valuation that was not generally disclosed or disclosed to Dundee Securities and which would reasonably be expected to have a material effect on the Valuation. Subject to the exercise of its professional judgment and except as expressly described herein, Dundee Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of such information, data, advice, opinions or representations.

In preparing the Valuation, Dundee Securities has made several other assumptions, including that all of the conditions required to implement the Transaction on the terms and conditions set forth in the Merger Agreement will be satisfied and that the Transaction will be completed without any modification, amendment or waiver of any of such terms and conditions.

The Valuation is rendered on the basis of securities markets, the prevailing economic and general business climate and the condition and prospects, financial and otherwise, of Pinetree and Genevest, as they were reflected in the information and documents reviewed by Dundee Securities and as they were represented to Dundee Securities in its discussions with management of Pinetree and Genevest.

In its analyses and in connection with the preparation of the Valuation, Dundee Securities has also made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters which Dundee Securities believes to be appropriate in the circumstances, but which are beyond the control of Dundee Securities and any party involved in the Transaction and, due to the inherent uncertain nature of such assumptions, may prove to be incorrect.

The Valuation has been provided for the use of the Independent Committees and the directors of Pinetree and Genevest and may not be used by any other person or relied upon by any other person without the express written consent of Dundee Securities. Dundee Securities expresses no opinion to whether the fair market values provided in this Valuation would be or could be determined by a court to be fair value for the purposes of dissent rights under applicable corporate legislation. The Valuation has been determined as of March 31, 2004 and Dundee Securities disclaims any obligation (other than any requirement under applicable securities legislation) to advise any person of any change in any fact or matter affecting the Valuation which may come or be brought to the attention of Dundee Securities after March 31, 2004. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation after March 31, 2004, Dundee Securities reserves the right to change, modify or withdraw the Valuation.

Dundee Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Valuation is not to be construed as a recommendation to any holder of common shares of Pinetree or Genevest as to how to vote in respect of the Transaction.

Description of the Companies

Pinetree and Genevest are both publicly traded investment companies and each has a portfolio of investments in private and publicly traded companies in various sectors. Each of Pinetree and Genevest has an interest in the other of them. The companies carry on similar businesses and have common management.

Definition of Fair Market Value

For the purposes of the Valuation, fair market value is defined as the highest price expressed in terms of money or money's worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm's length, where neither party is under any compulsion to act. Dundee Securities has not made any adjustment to the value of either the common shares of Pinetree or the common shares of Genevest to reflect the lack of liquidity of such common shares, the effect of the Transaction or the fact that common shares of Pinetree and Genevest, other than those held by Interested Parties, do not form part of a controlling interest.

Valuation Methodologies

In preparing the Valuation, Dundee Securities considered the most relevant valuation approaches for a going-concern public company with no operating revenue to be (i) the market value approach, (ii) the book value approach, and (iii) the net asset value approach. In addition, Dundee Securities considered, among other things, the following:

1. the lack of liquidity in the common shares of each of Pinetree and Genevest which has resulted in a discount that does not allow the value of the underlying assets to be properly reflected in the companies' share prices; and

2. the inter-company indebtedness between Pinetree and Genevest.

In connection with preparing the Valuation, Dundee Securities considered that the most appropriate methods for valuing the common shares of Pinetree and Genevest are the net asset value approach and the book value approach.

Market Value Approach

Dundee Securities concluded that the market value approach was not suitable for valuing the common shares of either Pinetree or Genevest due to the lack of liquidity in their common shares.

A review and comparison of the companies' share prices for the period from March 31, 2002 to March 31, 2004 reveals a discount that does not reflect the value of the underlying assets of the companies.

Book Value Approach

Dundee Securities believes that the book value approach is an appropriate method for assisting in determining the value of the common shares of Pinetree and Genevest as such method allows for the assets of such companies to be valued on a consistent basis. Using the accounting policy for fair value accounting used by Pinetree, the value of the investment portfolios of Pinetree and Genevest were determined on a consistent book value basis with investments in public companies being valued at the closing price thereof and investments in private companies being valued at cost unless an adjustment was considered appropriate and could be supported by persuasive and objective evidence. Using this approach, Dundee Securities determined that, as of March 31, 2004, the book value of the common shares of Pinetree was $18.8 million, or $2.14 per common share, and the book value of the common shares of Genevest was $51.4 million, or $4.90 per common share.

Net Asset Value Approach

Dundee Securities believes that the net asset value approach is also an appropriate method for assisting in determining the value of the common shares of Pinetree and Genevest, as the net asset value reflects the investments of Pinetree and Genevest in public companies at current value and the investments of Pinetree and Genevest in private companies at fair value and allows for consideration of tax-related and other assets and liabilities.

Under this approach, publicly traded investments are valued at the closing price as of the day of valuation subject to discounts for various factors including but not limited to liquidity and trade restrictions and investments in private companies are recorded at cost unless an adjustment is considered appropriate and can be supported by persuasive and objective evidence. Debt instruments have been valued at cost as reflected on the audited balance sheet of each company.

Dundee Securities determined that, as of March 31, 2004, the net asset value of the common shares of Pinetree was between $20.0 and $23.9 million, or between $2.27 and $2.71 per common share, and the net asset value of the common shares of Genevest was between $51.2 and $53.3 million, or between $4.88 and $5.08 per common share.

Valuation Conclusions

Based upon and subject to the foregoing, Dundee Securities is of the opinion that, as at March 31, 2004, the fair market value of the common shares of Pinetree and the fair market value of the common shares of Genevest are within the following ranges:

	Fair Market Value per Common Share	
	Low	High
Pinetree Capital Corp.	$2.14	$2.71
Genevest Inc.	$4.88	$5.08

Yours truly,

Signed "DUNDEE SECURITIES CORPORATION"

DUNDEE
SECURITIES CORPORATION

CONSENT

We refer to the formal valuation dated April 12, 2004 which we prepared for the independent committee of the board of directors of Pinetree Capital Corp. ("Pinetree") and the independent committee of the board of directors of Genevest Inc. ("Genevest") in connection with the acquisition by Pinetree of all of the outstanding common shares of Genevest. We consent to the filing of the formal valuation with securities regulatory authorities in Canada and the inclusion of a summary of the formal valuation and a copy of the formal valuation in the joint management information circular dated April 20, 2004 of Pinetree and Genevest.

(Signed) DUNDEE SECURITIES CORPORATION

Toronto, Canada
April 22, 2004

20 Queen Street West
Suite 400
Toronto, Ontario M5H 3R3

Tel: 416-350-3250
Fax: 416-350-3312

SCHEDULE "K"
MATERIALS RELATING TO CHANGE OF GENEVEST'S AUDITOR

NOTICE OF CHANGE OF AUDITOR

TO: Feldman & Associates, LLP, Chartered Accountants
AND TO: Ernst & Young, LLP, Chartered Accountants

TAKE NOTICE THAT Feldman & Associates, LLP, Chartered Accountants, the former auditors of Genevest Inc. (the "Corporation"), at the request of management of the Corporation, have tendered their resignation effective November 11, 2003 and the Board of Directors by resolution passed effective November 9, 2003 have appointed Ernst & Young, LLP, Chartered Accountants, successor auditors in their place immediately upon receipt of the resignation of Feldman & Associates, LLP, Chartered Accountants.

TAKE FURTHER NOTICE THAT:

(a) there have been no reservations contained in the auditors' reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(b) the Corporation's Board of Directors have approved and accepted the resignation of Feldman & Associates, LLP, Chartered Accountants, and have approved the appointment of Ernst & Young, LLP, Chartered Accountants, in their place; and

(c) in the opinion of the Corporation, no reportable events occurred prior to the resignation of Feldman & Associates, LLP, Chartered Accountants. Reportable events means Disagreements or Unresolved Issues between the Corporation and Feldman & Associates, LLP, Chartered Accountants, and Consultations between the Corporation and Ernst & Young, LLP, Chartered Accountants.

DATED at Toronto, Ontario, this 11th day of November, 2003.

BY ORDER OF THE BOARD

"Luigi M. Falzone"

Luigi M. Falzone
Vice-President, Legal & Corporate Affairs

Maitland House | 37 Maitland Street
Toronto | Ontario | M4Y 1C8
tel 416 924 4900
fax 416 924 9377
feldmanca@idirect.ca

FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS

November 11, 2003

PRIVATE AND CONFIDENTIAL

Ontario Securities Commission
8th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Quebec Securities Commission
Stock Exchange Tower
800 Victoria Square
P.O. Box 246, 17th Floor
Montreal, Quebec
H4Z 1G3

Alberta Securities Commission
10025 Jasper Avenue
21st Floor
Edmonton, Alberta
T5J 3Z5

British Columbia Securities Commission
1100 – 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

The Corporate Financing Department
The Canadian Venture Exchange
The Stock Exchange Tower
10th Floor
300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Dear Sirs:

Re: GeneVest Inc.

We have read the Notice of Change of Auditor of GeneVest Inc. dated November 11, 2003 and are in agreement with the statements contained in such notice.

Yours truly

Feldman & Associates, LLP

Feldman & Associates, LLP
Chartered Accountants

cc: Ernst & Young, LLP, Chartered Accountants
Attention: Gerry Shortall, CA

November 11, 2003

British Columbia Securities Commission
Alberta Securities Commission Agency
Ontario Securities Commission
Commission des valeurs mobilieres du Québec
TSX Venture Exchange

Dear Sirs/Mesdames:

We have read the Notice of Change of Auditor of Genevest Inc. dated November 11, 2003. We agree with the information contained in the Notice, based on our knowledge of the information at this time.

Yours very truly,

Ernst + Young LLP

Ernst & Young LLP

Document 2

PINETREE CAPITAL CORP.

PROXY

FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF PINETREE CAPITAL CORP. TO BE HELD ON MAY 27, 2004

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF PINETREE CAPITAL CORP.

The undersigned shareholder of Pinetree Capital Corp. (the "**Corporation**") hereby appoints Larry A. Goldberg, the Chief Financial Officer of the Corporation, or failing him, Luigi M. Falzone, the Vice-President, Legal and Corporate Affairs and Secretary of the Corporation, or instead of either of them, ... , as proxy of the undersigned, with power of substitution, to attend, vote and act on behalf of the undersigned, **at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on May 27, 2004 and at all adjournments thereof,** upon the following matters:

1. VOTE ☐ WITHHOLD VOTE ☐ or, if no specification is made, VOTE to pass an ordinary resolution electing the directors named in the accompanying joint management information circular (the "**Circular**") of the Corporation;
2. VOTE ☐ WITHHOLD VOTE ☐ or, if no specification is made, VOTE to pass an ordinary resolution appointing Ernst & Young LLP as auditors and the authorizing of the directors to fix the remuneration of the auditors;
3. VOTE FOR ☐ AGAINST ☐ or, if no specification is made, VOTE to pass a special resolution (the "**Merger Resolution**") approving the issue of common shares of the Corporation to shareholders of Genevest Inc. ("**Genevest**") in connection with the acquisition of Genevest by the Corporation (the "**Merger**") through an amalgamation of 981268 Alberta Ltd. ("**981268**"), a wholly-owned subsidiary of the Corporation, and Genevest on the terms and conditions contained in the amalgamation agreement between the Corporation, Genevest and 981268, all as more particularly described in the Circular;
4. VOTE FOR ☐ AGAINST ☐ or, if no specifications is made, VOTE FOR a special resolution authorizing an amendment of the articles of the Corporation to: (i) consolidate the issued and outstanding common shares of the Corporation (the "**Existing Common Shares**") on a one new for 1.75 old basis (the "**Consolidation**"), such that after giving effect to the Consolidation, shareholders will receive one post-consolidation common share of the Corporation (a "**Post-Consolidation Common Share**") for each 1.75 Existing Common Shares; and (ii) change the name of the Corporation to "Pinetree Capital Ltd.", all as more particularly described in the Circular;
5. VOTE FOR ☐ AGAINST ☐ or, if no specification is made, VOTE FOR a special resolution approving, conditional upon the completion of the Merger, an amendment to the Corporation's existing stock option plan (the "**Plan**"), providing for the number of Existing Common Shares issuable under the Plan (currently 2,000,000) to be set at 5,250,000 (or 3,000,000 Post-Consolidation Common Shares), as more particularly described in the Circular;
6. VOTE FOR ☐ AGAINST ☐ or, if no specification is made, VOTE FOR a special resolution amending the terms of certain stock options held by directors, officers and consultants of the Corporation, providing for the reduction of the exercise price of such options (from a range of $1.20 to $3.62 per share) to $1.00 per Existing Common Share and for the extension of the expiry date under such options (currently ranging from March 23, 2004 to December 3, 2006) to June 10, 2008; and
7. such other business as may be properly come before the Meeting and any adjournment thereof.

DATED this _____ day of ______________________, 2004.

____
Signature of Shareholder

____
Number of Common Shares Held

____
Name of Shareholder
(Please print clearly)

NOTES:

(1) **A shareholder has the right to appoint a person to represent him or her at the meeting other than the management representatives designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) To be valid, this proxy must be signed and deposited with the Corporation's transfer agent, Equity Transfer Services Inc., at 120 Adelaide Street West, Suite 240, Richmond-Adelaide Centre, Toronto, Ontario, Canada M5H 4C3 not later than 4:30 p.m. (Toronto time) on the second business day preceding the Meeting, or, if the Meeting is adjourned, not later than 4:30 p.m. (Toronto time) on the second business day preceding the time of such adjourned Meeting.

(3) The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(4) **In the absence of instructions to the contrary, the persons named in the proxy will vote for the passing of each of the matters identified in the proxy.**

(5) If an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "General Voting and Proxy Information — Non-Registered Holders" in the Circular and carefully follow the instructions of their intermediaries.

All holders of shares should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

(6) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(7) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

Document 3

PINETREE CAPITAL CORP.
The Exchange Tower
130 King Street West
Suite 2810, P.O. Box 47
Toronto, Ontario
M5X 1A9

Supplemental Mailing List Form
Annual Financial Statements

Dear Shareholder:

PINETREE CAPITAL CORP. (the "**Corporation**") has developed a supplemental mailing list in accordance with National Instrument 51-102. The Supplemental Mailing List is in addition to and separate from the regular registered shareholder mailing list maintained by our transfer agent, Equity Transfer Services Inc. National Instrument 51-102 states that the Corporation's annual financial statements and related MD&A do not have to be mailed to the Corporation's non-registered shareholders unless specifically requested by the shareholder in writing. If you wish to receive the Corporation's annual financial statements, you must complete this form and forward it, either with your proxy or separately to our transfer agent:

EQUITY TRANSFER SERVICES INC.
Suite 420, Richmond Adelaide Centre
120 Adelaide Street West
Toronto, Ontario M5H 4C3

Detach and return the reply section of this letter (below) with your form of proxy which will indicate that you wish to receive our annual mailings. **If you do not return the reply section, your name will not be added to the Supplemental Mailing List and no annual mailings will be sent to you.** Please note that a reply section must be returned to the Corporation's transfer agent each year in order to continue receiving the annual financial statements.

Please put my name on your Supplemental Mailing List to receive annual financial statements of **Pinetree Capital Corp.**

[Please PRINT your name and address]

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province/State)

____
(Postal/Zip Code) (Country)

Signed:________________________________
(Signature of Shareholder)

Document 4

PINETREE CAPITAL CORP.
The Exchange Tower
130 King Street West
Suite 2810, P.O. Box 47
Toronto, Ontario M5X 1A9

Supplemental Mailing List Form

Dear Shareholder:

PINETREE CAPITAL CORP. (the "**Corporation**") has developed a supplemental mailing list in accordance with National Instrument 54-102. The Supplemental Mailing List is in addition to and separate from the regular registered shareholder mailing list maintained by our transfer agent, Equity Transfer Services Inc. National Instrument 54-102 states that the Corporation's unaudited interim financial statements do not have to be mailed to our shareholders unless specifically requested by the shareholder in writing. If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately to our transfer agent:

EQUITY TRANSFER SERVICES INC.
Suite 420, Richmond Adelaide Centre
120 Adelaide Street West
Toronto, Ontario M5H 4C3

Detach and return the reply section of this letter (below) with your form of proxy which will indicate that you wish to receive our interim mailings. **If you do not return the reply section, your name will not be added to the Supplemental Mailing List and no interim mailings will be sent to you.** Please note that a reply section must be returned to the Corporation's transfer agent each year in order to continue receiving the unaudited interim financial statements.

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements (registered shareholders are those with shares registered in their name and non-registered shareholders have their shares registered in an agent, broker or bank's name).

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of **Pinetree Capital Corp.**

[Please PRINT your name and address]

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province/State)

____
(Postal/Zip Code) (Country)

Signed:____________________________________
(Signature of Shareholder)

Document 5

GENEVEST INC.

PROXY

FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF GENEVEST INC. TO BE HELD ON MAY 26, 2004

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF GENEVEST INC.

The undersigned shareholder of Genevest Inc. (the "**Corporation**") hereby appoints Larry A. Goldberg, the Chief Financial Officer of the Corporation, or failing him, Luigi M. Falzone, the Vice-President, Legal and Corporate Affairs and Secretary of the Corporation, or instead of either of them, ... , as proxy of the undersigned, with power of substitution, to attend, vote and act on behalf of the undersigned, **at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on May 26, 2004 and at all adjournments thereof,** upon the following matters:

1. VOTE ☐ WITHHOLD VOTE ☐ or, if no specification is made, VOTE to pass an ordinary resolution electing the directors named in the accompanying joint management information circular (the "**Circular**") of the Corporation;
2. VOTE ☐ WITHHOLD VOTE ☐ or, if no specification is made, VOTE to pass an ordinary resolution appointing Ernst & Young LLP as auditors and the authorizing of the directors to fix the remuneration of the auditors;
3. VOTE FOR ☐ AGAINST ☐ or, if no specification is made, VOTE FOR a special resolution authorizing the amalgamation of Genevest and 981268 Alberta Ltd., a wholly-owned subsidiary of Pinetree Capital Corp. ("**Pinetree**"), on the terms and conditions contained in the amalgamation agreement to be entered into between the Corporation, Pinetree and 981268 Alberta Ltd. and related agreements, all as more particularly described in the Circular; and
4. such other business as may properly come before the Meeting and any adjournment thereof.

DATED this _____ day of ______________________, 2004.

____
Signature of Shareholder

____
Number of Common Shares Held

____
Name of Shareholder
(Please print clearly)

See notes on the reverse of this form

NOTES:

(1) **A shareholder has the right to appoint a person to represent him or her at the meeting other than the management representatives designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) To be valid, this proxy must be signed and deposited with the Corporation's transfer agent, Equity Transfer Services Inc., at 120 Adelaide Street West, Suite 240, Richmond-Adelaide Centre, Toronto, Ontario, Canada M5H 4C3 not later than 4:30 p.m. (Toronto time) on the second business day preceding the Meeting, or, if the Meeting is adjourned, not later than 4:30 p.m. (Toronto time) on the second business day preceding the time of such adjourned Meeting.

(3) The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(4) **In the absence of instructions to the contrary, the persons named in the proxy will vote for the passing of each of the matters identified in the proxy.**

(5) If an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "General Voting and Proxy Information — Non-Registered Holders" in the Circular and carefully follow the instructions of their intermediaries.

All holders of shares should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

(6) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(7) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

Document 6

GENEVEST INC.
The Exchange Tower
130 King Street West
Suite 2810, P.O. Box 47
Toronto, Ontario
M5X 1A9

Supplemental Mailing List Form
Annual Financial Statements

Dear Shareholder:

GENEVEST INC. (the "**Corporation**") has developed a supplemental mailing list in accordance with National Instrument 51-102. The Supplemental Mailing List is in addition to and separate from the regular registered shareholder mailing list maintained by our transfer agent, Equity Transfer Services Inc. National Instrument 51-102 states that the Corporation's annual financial statements and related MD&A do not have to be mailed to the Corporation's non-registered shareholders unless specifically requested by the shareholder in writing. If you wish to receive the Corporation's annual financial statements, you must complete this form and forward it, either with your proxy or separately to our transfer agent:

EQUITY TRANSFER SERVICES INC.
Suite 420, Richmond Adelaide Centre
120 Adelaide Street West
Toronto, Ontario M5H 4C3

Detach and return the reply section of this letter (below) with your form of proxy which will indicate that you wish to receive our annual mailings. **If you do not return the reply section, your name will not be added to the Supplemental Mailing List and no annual mailings will be sent to you.** Please note that a reply section must be returned to the Corporation's transfer agent each year in order to continue receiving the annual financial statements.

Please put my name on your Supplemental Mailing List to receive annual financial statements of **Genevest Inc.**

[Please PRINT your name and address]

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province/State)

____
(Postal/Zip Code) (Country)

Signed:______________________________
(Signature of Shareholder)

(1) Please note that if the proposed merger transaction (the "**Merger**") with Pinetree Capital Corp. ("**Pinetree**") described in the attached joint management information circular of Pinetree and the Corporation is approved, you will be added to Pinetree's Supplemental Mailing List as of the date the Merger becomes effective.

Document 7

GENEVEST INC.
The Exchange Tower
130 King Street West
Suite 2810, P.O. Box 47
Toronto, Ontario M5X 1A9

Supplemental Mailing List Form

Dear Shareholder:

GENEVEST INC. (the "**Corporation**") has developed a supplemental mailing list in accordance with National Instrument 54-102. The Supplemental Mailing List is in addition to and separate from the regular registered shareholder mailing list maintained by our transfer agent, Equity Transfer Services Inc. National Instrument 54-102 states that the Corporation's unaudited interim financial statements do not have to be mailed to our shareholders unless specifically requested by the shareholder in writing. If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately to our transfer agent:

EQUITY TRANSFER SERVICES INC.
Suite 420, Richmond Adelaide Centre
120 Adelaide Street West
Toronto, Ontario M5H 4C3

Detach and return the reply section of this letter (below) with your form of proxy which will indicate that you wish to receive our interim mailings. **If you do not return the reply section, your name will not be added to the Supplemental Mailing List and no interim mailings will be sent to you.** Please note that a reply section must be returned to the Corporation's transfer agent each year in order to continue receiving the unaudited interim financial statements.

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements (registered shareholders are those with shares registered in their name and non-registered shareholders have their shares registered in an agent, broker or bank's name).

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of **Genevest Inc.**[1]

[Please PRINT your name and address]

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province/State)

____
(Postal/Zip Code) (Country)

Signed:______________________________
(Signature of Shareholder)

[1] Please note that if the proposed merger transaction (the "**Merger**") with Pinetree Capital Corp. ("**Pinetree**") described in the attached joint management information circular of Pinetree and the Corporation is approved, you will be added to Pinetree's Supplemental Mailing List as of the date the Merger becomes effective.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINETREE CAPITAL CORP.

By: /s/ Larry Goldberg
Larry Goldberg
Executive Vice President and
Chief Financial Officer

May 3, 2004